As filed with the Securities and Exchange Commission on October 14, 2015

Registration No. 333-205940

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

to

Form S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SINGER MADELINE HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2300 (Primary Standard Industrial Classification Code Number)	47-4452789 (I.R.S. Employer Identification No.)

Singer Madeline Holdings, Inc.

c/o Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018
(646) 564-2577

(Name, address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Yehuda Shmidman
Singer Madeline Holdings, Inc.

c/o Sequential Brands Group, Inc.

5 Bryant Park, 30th Floor

New York, NY 10018

(646) 564-2577

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Barbara L. Becker Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166-0193 (212) 351-4062	Richard D. Bohm Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6226	Andrew J. Nussbaum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1269

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the transactions described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer ☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	45,000,000 shares	N/A	$540,212,893	$54,399.44

(1) Represents the estimated maximum number of shares of the Registrant’s common stock (“Holdings common stock”) to be issued in connection with the transactions described herein, including the merger of Singer Merger Sub, Inc. with and into Sequential Brands Group, Inc. (“Sequential”) (the “Sequential merger”) and the merger of Madeline Merger Sub, Inc. with and into Martha Stewart Living Omnimedia, Inc. (“MSLO”) (the “MSLO merger”), with Sequential and MSLO each surviving the merger as wholly owned subsidiaries of the Registrant (the Sequential merger and the MSLO merger collectively, the “mergers”). The estimated maximum number of shares of common stock is based on the sum of (a) the product of: (i) 21,422,913 representing the estimated maximum number of shares of common stock of Sequential (“Sequential common stock”) that are expected to be registered and issued pursuant to the Form S-4 in connection with the Sequential merger, including the estimated number of shares of Sequential common stock that holders of Sequential options, performance share awards and restricted stock unit awards will be entitled to receive at the effective time of the mergers, multiplied by (ii) one, which is the exchange ratio for the holders of Sequential common stock under the Agreement and Plan of Merger, dated as of June 22, 2015 (the “merger agreement”), among Sequential, MSLO, the Registrant and the other parties thereto, (b) the product of: (i) 34,971,533 shares of Class A common stock of MSLO (“MSLO Class A common stock”) that are estimated to be issued and outstanding immediately prior to the MSLO merger, including the estimated number of shares of MSLO Class A common stock that holders of MSLO options, performance share awards and restricted stock unit awards will be entitled to receive at the effective time of the mergers plus 24,984,625 shares of Class B common stock of MSLO (“MSLO Class B common stock” and, together with MSLO Class A common stock, “MSLO common stock”) that are estimated to be issued and outstanding immediately prior to the MSLO merger, multiplied by (ii) 0.2155, which is the estimated exchange ratio for the holders of MSLO common stock under the merger agreement and (c) 6,215,798 and 4,440,737 shares to cover additional shares of Holdings common stock that may become issuable to, respectively, holders of MSLO Class A common stock and MSLO Class B common stock identified in (b)(i) as a result of any required change to the exchange ratio resulting from price fluctuations in the share price of Sequential common stock. The exchange ratio for the holders of MSLO common stock was solely for the purposes of calculating the amount of shares to be registered and was calculated based upon the sum of $3.075 (equal to the portion of the aggregate merger consideration to be paid to holders of MSLO common stock in Holdings common stock) divided by $14.27, the closing price per share of Sequential common stock on the Nasdaq Stock Market (the “Nasdaq”) on June 17, 2015, the last trading day prior to the publication by The Wall Street Journal of an article speculating about the mergers, as reported in the consolidated transaction reporting system.

(2) Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”), and calculated pursuant to Rules 457(f)(1) and (2) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the Registrant’s common stock was calculated based upon the sum of  (a) the product of  (i) the average of the high and low sale prices of Sequential common stock as reported on the Nasdaq on October 12, 2015 ($14.005) and (ii) 21,422,913, representing the maximum number of shares of Sequential common stock expected to be exchanged in connection with the Sequential merger pursuant to the Form S-4, (b) the product of  (i) the average of the high and low sale prices of MSLO Class A common stock as reported on the New York Stock Exchange on October 12, 2015 ($6.075) and (ii) 34,971,533 representing the maximum number of shares of MSLO Class A common stock expected to be exchanged in connection with the MSLO merger and (c) the product of (i) the book value of the MSLO Class B common stock as of June 30, 2015 ($1.11) and (ii) 24,984,625, representing the maximum number of shares of MSLO Class B common stock expected to be exchanged in connection with the MSLO merger.

(3) Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $100.70 per $1,000,000 of the proposed maximum aggregate offering price. A registration fee of $108,394.99 was paid upon the filing of the Form S-4 on July 30, 2015. Accordingly, the Registrant is paying no additional fee herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such dates as the Securities Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY – SUBJECT TO COMPLETION – DATED OCTOBER 13, 2015

Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018

NOTICE OF WRITTEN CONSENT AND INFORMATION STATEMENT

WE ARE NOT ASKING SEQUENTIAL STOCKHOLDERS FOR A PROXY AND SEQUENTIAL STOCKHOLDERS ARE REQUESTED NOT TO SEND US A PROXY.

To the Stockholders of Sequential Brands Group, Inc.:

Sequential Brands Group, Inc. (which we refer to as “Sequential”) and Martha Stewart Living Omnimedia, Inc. (which we refer to as “MSLO”) have entered into an Agreement and Plan of Merger, dated as of June 22, 2015, as it may be amended from time to time (which we refer to as the “merger agreement”). Pursuant to the terms of the merger agreement, MSLO and Sequential will become wholly owned subsidiaries of a newly formed company, which is currently named Singer Madeline Holdings, Inc. (which we refer to as “Holdings”). We expect at closing Holdings to be renamed “Sequential Brands Group, Inc.” and shares of Holdings common stock, par value $0.01 per share (which we refer to as “Holdings common stock”), to be traded on the Nasdaq under the symbol “SQBG.”

If the proposed transaction is consummated, MSLO’s stockholders will receive cash and/or shares of Holdings common stock, as calculated in accordance with the merger agreement. Specifically, for each share of MSLO common stock they own, MSLO’s stockholders will have an opportunity to elect to receive either $6.15 in Holdings common stock or $6.15 in cash, subject to certain conditions and potential proration, as set forth in the merger agreement and further described in this combined statement/prospectus. MSLO stockholders who do not make an election shall receive, for each share of MSLO common stock they own immediately prior to the MSLO merger, either $6.15 in cash or the same number of shares of Holdings common stock as if they had made a stock election, subject to proration as set forth in the merger agreement. The aggregate amount of cash to be paid to MSLO stockholders is fixed in the merger agreement at $176,681,757.15, an amount that is equal to approximately 50% of the total consideration to be paid to holders of MSLO common stock in connection with the proposed transaction. Pursuant to the merger agreement, Sequential stockholders will receive, for each share of Sequential common stock they own as of immediately prior to the proposed transaction, one share of Holdings common stock.

Under Section 251(c) of the General Corporation Law of the State of Delaware (which we refer to as the “DGCL”), Sequential’s stockholders are required to approve the merger agreement providing for the merger of Singer Merger Sub, Inc. with and into Sequential (which we refer to as the “Sequential merger”). In addition, pursuant to applicable Nasdaq Listing Rules, the issuance of Holdings shares in the MSLO merger is deemed an issuance by Sequential. Because the number of shares of Holdings common stock to be issued in connection with the MSLO merger will have, upon issuance, voting power equal to or in excess of 20% of the voting power of Sequential outstanding before such issuance, Nasdaq Listing Rule 5635(a) requires the approval of the holders of a majority of the issued and outstanding shares of common stock of Sequential of such issuance.

Following the execution of the merger agreement, certain Sequential stockholders that beneficially owned, in the aggregate, 20,252,355 shares of Sequential’s common stock, or approximately 51% of the shares of Sequential’s common stock outstanding and entitled to vote on such matters as of June 22, 2015 executed a written consent in lieu of a meeting and, on June 22, 2015, delivered such written consent to Sequential, adopting and approving the merger agreement and the transactions contemplated thereby, including the Sequential merger, and the issuance of shares of Holdings common stock as a portion of the consideration for the proposed transaction in accordance with Nasdaq Listing Rule 5635(a). As a result, no further action by any other Sequential stockholder is required to approve the merger agreement or the transactions contemplated thereby, including the issuance of shares of Holdings common stock.

Sequential has not solicited and will not be soliciting your authorization or approval of the merger agreement or the transactions contemplated thereby. We are furnishing this Notice of Written Consent and the accompanying combined statement/prospectus to provide you with material information concerning the actions taken in connection with the written consent in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder, including Regulation 14C. This Notice of Written Consent and the accompanying combined statement/prospectus also constitute notice to you under Section 228 of the DGCL of the actions taken by written consent.

Thank you for your continued interest in Sequential. Information about the proposed transaction is contained in the accompanying combined statement/prospectus. We encourage you to read this entire combined statement/prospectus carefully, including the section titled “Risk Factors” beginning on page 36.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ William Sweedler
William Sweedler
Chairman of the Board of Directors

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this combined statement/prospectus or determined that this combined statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This combined statement/prospectus is dated [    ], 2015 and is first being mailed to stockholders of Sequential on or about [     ], 2015.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED OCTOBER 13, 2015

TO THE STOCKHOLDERS OF MARTHA STEWART LIVING OMNIMEDIA, INC.
MERGER PROPOSAL - YOUR VOTE IS VERY IMPORTANT

Dear Stockholders of Martha Stewart Living Omnimedia, Inc.:

Martha Stewart Living Omnimedia, Inc. (“MSLO”) invites you to attend a special meeting of its stockholders to be held on [    ], 2015, to consider and vote on a proposal to adopt an Agreement and Plan of Merger between MSLO and Sequential Brands Group, Inc. (“Sequential”), dated as of June 22, 2015, and pursuant to which MSLO and Sequential will become wholly owned subsidiaries of a newly formed holding company, Singer Madeline Holdings, Inc. (“Holdings”). We believe this proposed transaction provides an excellent opportunity for MSLO to join Sequential’s strong consumer brands platform and for MSLO’s stockholders to receive significant value for their shares of MSLO common stock.

If the proposed transaction with Sequential is consummated, MSLO’s stockholders will receive cash and/or shares of Holdings common stock, as calculated in accordance with the merger agreement. Specifically, for each share of MSLO common stock they own, MSLO’s stockholders will have an opportunity to elect to receive either $6.15 in Holdings common stock or $6.15 in cash, subject to certain conditions and potential proration, as set forth in the merger agreement and further described in this combined statement/prospectus. MSLO stockholders who do not make an election shall receive, for each share of MSLO common stock they own immediately prior to the MSLO merger, either $6.15 in cash or the same number of shares of Holdings common stock as if they had made a stock election, subject to proration as set forth in the merger agreement. The aggregate amount of cash to be paid to MSLO stockholders is fixed in the merger agreement at $176,681,757.15, an amount that is equal to approximately 50% of the total consideration to be paid to holders of MSLO common stock in connection with the proposed transaction. For each share of MSLO common stock with respect to which an MSLO stockholder has made a stock election, such stockholder will receive $6.15 worth of shares of Holdings common stock. The market prices of Sequential common stock and MSLO Class A common stock will fluctuate before the proposed transaction is completed and the exchange ratio used to determine the number of shares of Holdings common stock ultimately received by MSLO stockholders will depend on the volume weighted average price per share of Sequential common stock during the five-day period before the transaction is completed. Therefore, MSLO stockholders who elect to receive all or a portion of their consideration for the MSLO merger in Holdings common stock will not know the exact number of shares of Holdings common stock they will receive until the proposed transaction is completed. Provided the other conditions to the consummation of the transaction are satisfied, we expect that the proposed transaction will be completed shortly after the holders of MSLO’s common stock vote to approve the proposed transaction at the MSLO special meeting. Holdings intends to apply to list its common stock on the Nasdaq under the symbol “SQBG,” subject to official notice of issuance, and, following consummation of the transaction, we anticipate that Holdings will change its name to “Sequential Brands Group, Inc.”

Consummation of the proposed transaction with Sequential is contingent upon, among other things, the approval of both (1) holders of at least a majority in combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock and (2) holders of at least 50% in voting power of the outstanding MSLO Class A common stock not owned, directly or indirectly, by Martha Stewart and her affiliates. Martha Stewart and her affiliates own all of the outstanding MSLO Class B common stock.

The MSLO Board of Directors recommends that the MSLO stockholders vote “FOR” each of the proposals to be considered at the MSLO special meeting.

Information about the special meeting, the proposed transaction, the consideration for the proposed transaction and other business to be considered by MSLO stockholders is contained in this combined statement/prospectus and the documents incorporated by reference. We encourage you to read this entire combined statement/prospectus carefully, including the section titled “Risk Factors” beginning on page 36.

Your vote is very important. Whether or not you plan to attend the special meeting, please submit a proxy to vote your shares as soon as possible to make sure your shares are represented at the meeting. Your failure to vote will have the same effect as voting against the proposal to adopt the merger agreement.

Sincerely,

/s/ Daniel W. Dienst	/s/ Martha Stewart
Daniel W. Dienst	Martha Stewart
Chief Executive Officer	Founder

Martha Stewart Living Omnimedia, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this combined statement/prospectus or determined that this combined statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This combined statement/prospectus is dated [    ], 2015 and is first being mailed to the stockholders of MSLO on or about [    ], 2015.

MARTHA STEWART LIVING OMNIMEDIA, INC.

601 West 26th Street, 9th Floor, New York, NY 10001

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

[    ], 2015

The Board of Directors of Martha Stewart Living Omnimedia, Inc. (“MSLO”), a Delaware corporation, has called for a special meeting of the stockholders of MSLO, to be held at [    ], on [    ], 2015 at [    ] a.m., local time. The purposes of the meeting are to:

•

consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger, dated as of June 22, 2015 (as it may be amended from time to time, the “merger agreement”), between MSLO, Sequential Brands Group, Inc., a Delaware corporation (“Sequential”), Singer Madeline Holdings, Inc., a Delaware corporation (“Holdings”), Singer Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Holdings, and Madeline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (which will be merged with and into MSLO in a transaction we refer to as the “MSLO merger”). We refer to this proposal as the “MSLO merger proposal.” A copy of the merger agreement is attached as Annex A to the combined statement/prospectus accompanying this notice;

•	consider and vote on a proposal to adjourn the MSLO special meeting, if necessary or advisable, to solicit additional proxies if there are not sufficient votes to approve the MSLO merger proposal (which we refer to as the “MSLO adjournment proposal”); and

•	consider and vote on a nonbinding, advisory proposal to approve certain compensation that may be paid to MSLO’s named executive officers in connection with the consummation of the MSLO merger (which we refer to as the “MSLO compensation proposal”).

After careful consideration, the MSLO Board of Directors, on June 22, 2015, acting upon the recommendation of a special committee comprised solely of independent directors, has, by resolutions duly adopted by a vote of all members of the MSLO Board of Directors other than Martha Stewart (who recused herself), (i) determined that the merger agreement and the transactions contemplated therein, including the MSLO merger, are fair to, and in the best interests of, MSLO and its stockholders, (ii) approved and adopted the merger agreement, including the MSLO merger, (iii) approved and declared advisable the merger agreement and the consummation of the transactions contemplated therein and (iv) recommended that the stockholders of MSLO adopt the merger agreement and approve the transactions contemplated by the merger agreement.

THE MSLO BOARD OF DIRECTORS RECOMMENDS THAT THE MSLO STOCKHOLDERS VOTE “FOR” EACH OF THE MSLO MERGER PROPOSAL, THE MSLO ADJOURNMENT PROPOSAL AND THE MSLO COMPENSATION PROPOSAL.

Only stockholders of record of MSLO Class A common stock and MSLO Class B common stock as of the close of business on [    ], 2015, the record date, are entitled to receive notice of the MSLO special meeting and to vote at the MSLO special meeting or any adjournments or postponements thereof.

We cannot complete the transactions contemplated by the merger agreement without the approval of the MSLO merger proposal. Assuming a quorum is present at the special meeting, approval of the MSLO merger proposal requires the affirmative vote of both (1) holders of at least a majority in combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock and (2) holders of at least 50% in voting power of the outstanding MSLO Class A common stock not owned, directly or indirectly, by Martha Stewart and her affiliates. Martha Stewart and her affiliates own all of the outstanding MSLO Class B common stock.

For more information about the proposed transactions contemplated by the merger agreement, please review carefully the accompanying combined statement/prospectus, including documents incorporated by reference therein, and the merger agreement attached to it as Annex A.

As a stockholder of record, you are cordially invited to attend the special meeting in person. Directions to [          ] are available at [          ].

Your vote is very important. Whether or not you plan to attend the MSLO special meeting, please vote in advance by proxy in whichever way is most convenient – in writing, by telephone or by the Internet. If your shares are held in the name of a broker or other nominee, please follow the instructions on a voting instruction card furnished by the record holder.

[         ], 2015

By order of the Board of Directors,

Allison Hoffman

Executive Vice President, General Counsel and Corporate Secretary

ADDITIONAL INFORMATION

This combined statement/prospectus incorporates important business and financial information about Sequential and MSLO from other documents that Sequential and MSLO have filed with the U.S. Securities and Exchange Commission, which we refer to as the “SEC,” and that are not included in or delivered with this combined statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this combined statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Sequential Brands Group, Inc. 5 Bryant Park, 30th Floor New York, NY 10018 (646) 564-2577	Martha Stewart Living Omnimedia, Inc. 601 West 26th Street, 9th Floor New York, NY 10001 (212) 827-8000

Investors may also consult Sequential’s and MSLO’s websites under the respective investor relations links for more information concerning the proposed transaction described in this combined statement/prospectus. Sequential’s website is http://sequentialbrandsgroup.com/. MSLO’s website is http://www.marthastewart.com/. Information included on either of these websites is not incorporated by reference into this combined statement/prospectus.

If you are a MSLO stockholder and would like to request any documents, please do so by [         ], 2015, five business days prior to the date of the MSLO special meeting, in order to receive them before the MSLO special meeting.

For more information, see “Where You Can Find More Information.”

ABOUT THIS COMBINED STATEMENT/PROSPECTUS

This combined statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Singer Madeline Holdings, Inc., referred to as “Holdings” (File No. 333-205940), constitutes a prospectus of Holdings under Section 5 of the Securities Act of 1933, as amended, referred to as the “Securities Act,” with respect to the shares of Holdings common stock to be issued to Sequential stockholders and MSLO stockholders pursuant to the merger agreement. This combined statement/prospectus also constitutes a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, referred to as the “Exchange Act,” with respect to the MSLO stockholders and an information statement under Section 14(c) of the Exchange Act with respect to the Sequential stockholders. It also constitutes a notice of meeting with respect to the special meeting of MSLO stockholders and a notice of written consent with respect to the Sequential stockholders.

You should rely only on the information contained in or incorporated by reference into this combined statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this combined statement/prospectus. You should not assume that the information contained in, or incorporated by reference into, this combined statement/prospectus is accurate as of any date other than the date of this combined statement/prospectus. Neither our mailing of this combined statement/prospectus to Sequential stockholders or MSLO stockholders, nor the issuance by Holdings of common stock in connection with the mergers, will create any implication to the contrary.

This combined statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this combined statement/prospectus regarding Sequential has been provided by Sequential and information contained in this combined statement/prospectus regarding MSLO has been provided by MSLO.

Unless otherwise indicated or as the context otherwise requires, all references in this combined statement/prospectus to:

•	“combined company” refers collectively to Holdings, Sequential and MSLO, following completion of the mergers;

•	“Holdings” refers to Singer Madeline Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Sequential (before the mergers) that will issue the shares registered pursuant to the prospectus contained herein and become the parent of Sequential and MSLO after the mergers;

•	“Holdings common stock” refers to the common stock of Holdings, par value $0.01 per share;

•	“Madeline Merger Sub” refers to Madeline Merger Sub, Inc., a wholly owned subsidiary of Holdings;

•	“mergers” refers collectively to the Sequential merger and the MSLO merger;

•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of June 22, 2015, and as it may be amended from time to time, by and among Sequential, MSLO, Holdings, Singer Merger Sub and Madeline Merger Sub, a copy of which is attached as Annex A to this combined statement/prospectus and is incorporated herein by reference;

•	“MSLO” refers to Martha Stewart Living Omnimedia, Inc., a Delaware corporation;

•	“MSLO Class A common stock” refers to the Class A common stock of MSLO, par value $0.01 per share;

•	“MSLO Class B common stock” refers to the Class B common stock of MSLO, par value $0.01 per share;

•	“MSLO common stock” refers to the MSLO Class A common stock and the MSLO Class B common stock, collectively;

•	“MSLO merger” refers to the merger of Madeline Merger Sub with and into MSLO, with MSLO surviving the merger as a wholly owned subsidiary of Holdings;

•	“Sequential” refers to Sequential Brands Group, Inc., a Delaware corporation;

•	“Sequential common stock” refers to the common stock of Sequential, par value $.001 per share;

•	“Sequential merger” refers to the merger of Singer Merger Sub with and into Sequential, with Sequential surviving the merger as a wholly owned subsidiary of Holdings;

•	“Singer Merger Sub” refers to Singer Merger Sub, Inc., a wholly owned subsidiary of Holdings; and

•	“we,” “our” and “us” refer to Holdings, Sequential and MSLO, collectively.

i

ii

Annex A	Agreement and Plan of Merger
Annex B	Opinion of Consensus Securities LLC
Annex C	Opinion of Moelis & Company LLC
Annex D	Form of Certificate of Incorporation of Singer Madeline Holdings, Inc.
Annex E	Form of Bylaws of Singer Madeline Holdings, Inc.
Annex F	Section 262 of the General Corporation Law of the State of Delaware

iii

QUESTIONS AND ANSWERS

The following questions and related answers are intended to address briefly some commonly asked questions regarding the mergers and the other matters described in this combined statement/prospectus, including those to be considered at the MSLO special meeting. These questions and answers may not address all questions that may be important to you as a stockholder. We urge you to read carefully the remainder of this combined statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the mergers and the other matters being considered at the MSLO special meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this combined statement/prospectus.

About the Mergers

Q:	What is the proposed transaction?

A:	MSLO and Sequential have agreed to the combination of MSLO and Sequential pursuant to the terms of a merger agreement that is described in this combined statement/prospectus. Subject to the terms and conditions of the merger agreement (i) Madeline Merger Sub, a Delaware corporation that was newly formed as a wholly owned subsidiary of Holdings, will be merged with and into MSLO, with MSLO surviving as a wholly owned subsidiary of Holdings (which we refer to as the “MSLO merger”) and (ii) Singer Merger Sub, a Delaware corporation that was newly formed as a wholly owned subsidiary of Holdings, will be merged with and into Sequential, with Sequential surviving the merger as a wholly owned subsidiary of Holdings (which we refer to as the “Sequential merger”). As a result of the mergers, among other things, (a) Holdings will become the ultimate parent of each of MSLO and Sequential and their respective subsidiaries and (b) existing MSLO stockholders will receive, for each share of MSLO common stock they own as of immediately prior to the mergers, $6.15 in shares of Holdings common stock or cash and existing Sequential stockholders will receive shares of Holdings common stock, each in accordance with the terms of the merger agreement and as described further in this combined statement/prospectus.

Following the mergers, MSLO and Sequential will no longer be public companies, MSLO Class A common stock and Sequential common stock will be delisted from the New York Stock Exchange and the Nasdaq Stock Market, respectively (which we refer to as the “NYSE” and the “Nasdaq,” respectively) and deregistered under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). However, Holdings common stock will be listed for trading on the Nasdaq. An illustration of the organization of Sequential, MSLO and Holdings, before and after the mergers can be found under “Summary—The Mergers and the Merger Agreement—Effects of the Mergers.”

Q:	Why are MSLO stockholders receiving this combined statement/prospectus?

A:	MSLO stockholders are receiving this combined statement/prospectus because such stockholders were a stockholder of record of MSLO as of the close of business on [ ], 2015, the record date for the MSLO special meeting (which we refer to as the “record date”).

This combined statement/prospectus serves as the proxy statement through which MSLO will solicit proxies to obtain the necessary stockholder approvals in connection with the proposed mergers. It also serves as the prospectus by which Holdings will issue shares of its common stock as consideration in the MSLO merger and the Sequential merger.

MSLO is holding a special meeting of stockholders on [    ], 2015 (which we refer to as the “MSLO special meeting”) in order to obtain the stockholder approval necessary to approve the merger agreement. MSLO stockholders will also be asked to approve the adjournment of the MSLO special meeting (if necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the merger agreement) and to approve, by nonbinding advisory vote, the compensation arrangements for MSLO’s named executive officers in connection with the mergers. See questions and answers under “—About the MSLO Special Meeting” below.

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This combined statement/prospectus contains important information about the mergers, the merger agreement (a copy of which is attached as Annex A) and the MSLO special meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow MSLO stockholders to vote their shares without attending the MSLO special meeting.

Q:	Why are Sequential stockholders receiving this combined statement/prospectus?

A:	Sequential stockholders are receiving this combined statement/prospectus because such stockholders were stockholders of record of Sequential as of the close of business on June 22, 2015, the date on which written consents signed by a sufficient number of Sequential stockholders to adopt and approve the merger agreement and the transactions contemplated thereby were delivered to Sequential and because this combined statement/prospectus is a prospectus for the shares of Holdings common stock Sequential stockholders will receive if the mergers are completed. Applicable laws and regulations require us to provide Sequential stockholders with notice of the written consent delivered on June 22, 2015 by the consenting holders (defined below). As a result of the written consent, a vote of Sequential stockholders is not required and is not being sought in connection with the mergers. Sequential is not asking Sequential stockholders for a proxy, and Sequential stockholders are requested not to send Sequential a proxy.

Q:	Is Sequential stockholder approval of the merger agreement or mergers necessary? If so, why are Sequential stockholders not being asked to vote on the mergers?

A:

Under Section 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”), Sequential’s stockholders are required to approve the Sequential merger. In addition, pursuant to applicable Nasdaq Listing Rules, the issuance of Holdings shares in the MSLO merger is deemed an issuance by Sequential. Because the number of shares of Holdings common stock to be issued in connection with the MSLO merger may have, upon issuance, voting power equal to or in excess of 20% of the voting power of Sequential common stock issued and outstanding before such issuance, Nasdaq Listing Rule 5635(a) requires approval of the holders of a majority of the issued and outstanding shares of common stock of Sequential. Tengram Capital Partners Gen2 Fund, L.P. (“Tengram”), BlackRock, Inc., Buckingham Capital Management, Carlyle Galaxy Holdings, L.P., Siguler Guff Small Buyout Opportunities Fund II, LP and William Sweedler (and certain of their affiliates which entities and affiliates we refer to collectively as the “consenting holders”) beneficially owned, in the aggregate, 20,252,355 shares of Sequential common stock, or approximately 51% of the shares of Sequential’s common stock outstanding and entitled to vote on such matters as of June 22, 2015. Following the execution of the merger agreement, in response to a solicitation by a representative of Tengram acting on behalf of Tengram, each of the consenting holders executed a written consent in lieu of a meeting (each a “written consent” and together the “written consent”) and, on June 22, 2015, delivered such written consent to Sequential, adopting and approving the merger agreement and the transactions contemplated thereby, including the Sequential merger and the issuance of shares of Holdings common stock as a portion of the consideration for the mergers in accordance with Nasdaq Listing Rule 5635(a). As a result, no further action by any other Sequential stockholder is required to approve the merger agreement or the transactions contemplated thereby, including the issuance of shares of Holdings common stock.  By executing the written consent, the consenting holders entered into a private placement with respect to the Holdings common stock that will be issued to them upon the effective time of the mergers, pursuant to Rule 4(a)(2) under the Securities Act, and as such will receive restricted shares of Holdings common stock in exchange for their 20,252,355 shares of Sequential common stock. We expect that those shares will be registered for resale immediately upon consummation of the mergers.

Q:	What will Sequential stockholders receive in the mergers?

A:	If the mergers are completed, holders of Sequential common stock will be entitled to receive one share of Holdings common stock for each of their shares of Sequential common stock.

Q:	What will MSLO stockholders receive in the mergers?

A:	If the mergers are completed, MSLO’s stockholders will have the opportunity to elect to receive, for each share of MSLO common stock they own immediately prior to the MSLO merger, either $6.15 in cash (which we refer to as a “cash election”) or a number of shares of Holdings common stock (which we refer to as a “stock election”), equal to $6.15 divided by the volume weighted average price per share of Sequential common stock on the Nasdaq for the consecutive period over the five trading days ending on the trading day immediately preceding the effective time of the mergers, as calculated by Bloomberg Financial LP under the function “VWAP” (which we refer to as the “Sequential trading price”). Please see the section titled “Comparative Stock Prices and Dividends” for a table illustrating the impact of changes in the average price per share of Sequential common stock on the Nasdaq on potential exchange ratios. MSLO stockholders who do not make an election shall receive, for each share of MSLO common stock they own immediately prior to the MSLO merger, either $6.15 in cash or the same number of shares of Holdings common stock as if they had made a stock election, subject to proration as set forth in the merger agreement. The aggregate amount of cash to be paid to MSLO stockholders is fixed pursuant to the merger agreement at $176,681,757.15, an amount that is equal to approximately 50% of the total consideration to be paid to holders of MSLO common stock in connection with the MSLO merger. MSLO stockholders receiving consideration in stock (which we refer to as the “MSLO common stock consideration”) will not receive any fractional shares of Holdings common stock in the mergers. Instead, MSLO stockholders will receive cash in lieu of any fractional shares of Holdings common stock that they would otherwise have been entitled to receive. Any MSLO stockholder may contact D.F. King & Co., Inc. at (866) 304-5477 to obtain the volume weighted average price of Sequential common stock for the five trading day period ending with the trading day preceding the date on which the stockholder contacts D.F. King & Co., Inc.

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Q:	Are MSLO stockholders guaranteed to receive the form of merger consideration they elect to receive for their shares of MSLO common stock?

A:	No. The aggregate amount of cash to be paid to MSLO stockholders is fixed in the merger agreement at $176,681,757.15, an amount that is equal to approximately 50% of the total consideration to be paid to holders of MSLO common stock in connection with the MSLO merger. As a result, if the cash election is oversubscribed or undersubscribed, then the cash and stock elections will be subject to proration to ensure that the total amount of cash paid to MSLO stockholders in the aggregate equals $176,681,757.15. However, if any MSLO stockholder votes in favor of the merger agreement and makes a cash election with respect to one-half of its shares and a stock election for one-half of its shares, such stockholder’s cash and stock elections will not be subject to proration. For further information, please see the section titled “Description of the Merger Agreement—MSLO Merger Consideration for MSLO Stockholders—Proration.”

Q:	How do I make my election if I am a MSLO stockholder?

A:	Under the merger agreement, the MSLO stockholders are required to make an election to receive MSLO common stock consideration or cash consideration by the election deadline. At least 20 business days prior to the election deadline, an election form will be mailed to each MSLO stockholder of record as of the record date for the MSLO special meeting. Holdings will make available, if reasonably requested, an election form to each person who subsequently becomes a holder of record of MSLO common stock prior to the election deadline. To elect to receive shares of Holdings common stock, cash or a combination of Holdings common stock and cash, you must indicate on the election form the number of shares of MSLO common stock, if any, with respect to which you elect to receive shares of Holdings common stock, the number of shares of MSLO common stock, if any, with respect to which you elect to receive cash and the particular shares for which you desire to make either such election. A MSLO stockholder may specify different elections with respect to different shares that such stockholder holds (e.g., if a MSLO stockholder owns 100 shares of MSLO common stock, that stockholder could make a cash election with respect to 20 shares and a stock election with respect to the other 80 shares).You must return your properly completed and signed election form accompanied by the share certificate or an appropriate customary guarantee of delivery by the election deadline. MSLO and Sequential will publicly announce by press release the election deadline not more than 15 business days before, and at least five business days prior to, the anticipated election deadline, but you are encouraged to return your election form as promptly as practicable. If you hold your shares of MSLO common stock through a bank, broker or other nominee, you should follow the instructions provided by such bank, broker or other nominee to ensure that your election instructions are timely returned. For more information, please see the section titled “The Mergers—Election Procedures.”

Q:	Can MSLO stockholders revoke or change their election after they mail their election form?

A:	Yes. MSLO stockholders may revoke or change their election by sending written notice of such change or revocation to the exchange agent, which notice must be received by the exchange agent prior to the election deadline. In the event an election form is revoked, under the merger agreement the shares of MSLO common stock represented by such election form will be treated as shares in respect of which no election has been made, except to the extent a subsequent election is properly made by the stockholder prior to the election deadline. For more information, please see the section titled “The Mergers—Election Procedures.”

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Q:	What happens if a MSLO stockholder does not make an election or their election form is not received before the election deadline?

A:	If a MSLO stockholder does not return a properly completed and timely election form, such MSLO stockholder will be deemed not to have made an election. MSLO stockholders who do not make an election shall receive, for each share of MSLO common stock they own immediately prior to the MSLO merger, either $6.15 in cash or the same number of shares of Holdings common stock as if they had made a stock election, subject to proration as set forth in the merger agreement. For more information, please see the section titled “Description of the Merger Agreement—MSLO Merger Consideration for MSLO Stockholders—Proration.”

Q:	How do I calculate the value of the MSLO merger consideration and the Sequential merger consideration?

A:

Whether a MSLO stockholder makes a cash election, a stock election or no election, the value of the per share consideration that such MSLO stockholder receives as of the date of completion of the mergers will be approximately equal to $6.15 per share of MSLO common stock. A MSLO stockholder who makes a stock election in respect shares of MSLO common stock will receive, at closing, a number of shares of Holdings common stock per share of MSLO common stock equal to $6.15 divided by the Sequential trading price. The value of the consideration to Sequential stockholders depends on the market value of Holdings common stock at the time the mergers are completed, which will in turn be affected by the market value of Sequential common stock and MSLO Class A common stock at the time the mergers are completed. On June 17, 2015, the last trading day prior to the publication by The Wall Street Journal of an article speculating about the mergers, the closing price on the NYSE was $5.10 per share of MSLO Class A common stock and the closing price on the Nasdaq was $14.27 per share of Sequential common stock. On October 12, 2015, the latest practicable date before the date of this combined statement/prospectus, the closing price on the NYSE was $6.08 per share of MSLO Class A common stock and the closing price on the Nasdaq was $13.87 per share of Sequential common stock. We urge you to obtain current market quotations before voting your shares and making your election.

Q:	What if I want to sell the Holdings common stock I receive in connection with the mergers?

A:	The shares of Holdings common stock received by holders of Sequential common stock and holders of MSLO common stock in connection with the mergers will be freely tradable without restriction under the Securities Act, unless the holder is an “affiliate” of Holdings as that term is defined in Rule 144 under the Securities Act. However, neither Sequential nor MSLO makes any recommendations on the retention or sale of Holdings common stock to be received in connection with the mergers or, in the case of holders of MSLO common stock, whether to elect to receive cash or shares of Holdings common stock in connection with the MSLO merger. You should consult with your financial advisors, such as your stockbroker, bank or tax advisor.

Q:	Should I send in my share certificates now for the exchange?

A:	No. MSLO stockholders and Sequential stockholders should keep any share certificates they hold at this time. If MSLO stockholders intend to make an election, they must send in any share certificates that they hold at the time they send in the election form (or an appropriate customary guarantee of delivery in lieu thereof). After the mergers are completed, MSLO stockholders will receive from the exchange agent a letter of transmittal and instructions on how to obtain the MSLO merger consideration. Any MSLO stockholders who have not sent in their share certificates in connection with making an election should send in their share certificates at such time.

Sequential stockholders are not required to take any action to receive the Sequential merger consideration. At the effective time, each share of Sequential common stock will automatically be converted into a share of Holdings common stock and any certificates representing shares of Sequential common stock shall be cancelled and may be returned to Sequential’s transfer agent, Computershare Inc. and Computershare Trust Company, N.A. (“Computershare”).

Q:	Who is the exchange agent for the MSLO merger?

A:	Broadridge Corporate Issuer Solutions, Inc. is the exchange agent for the MSLO merger.

Q:	When do you expect the mergers to be completed?

A:	Sequential and MSLO intend to complete the mergers as soon as reasonably practicable and are currently targeting completion of the mergers during 2015. However, completion of the mergers is subject to certain conditions, and it is possible that factors outside the control of Sequential and MSLO could result in the mergers being completed at a later time, or not at all.

Q:	What are the conditions to the completion of the mergers?

A:	Completion of the mergers requires approval of the merger agreement by MSLO’s stockholders, including at least 50% in voting power of the outstanding MSLO Class A common stock not owned directly or indirectly by Martha Stewart and her affiliates. Completion of the mergers is also subject to the satisfaction of a number of other conditions that are set forth in the merger agreement. For additional information on the conditions to completion of the mergers, see the section titled “Description of the Merger Agreement—Conditions to Completion of the Mergers.”

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Q:	What effects will the mergers have on MSLO and Sequential?

A:	Upon completion of the mergers, MSLO and Sequential will cease to be publicly traded companies. Madeline Merger Sub will merge with and into MSLO, with MSLO surviving the MSLO merger as a wholly owned subsidiary of Holdings. Singer Merger Sub will merge with and into Sequential, with Sequential surviving the Sequential merger as a wholly owned subsidiary of Holdings. As a result of the mergers, you will own shares of Holdings common stock (or, in the case of some MSLO stockholders, cash) and will not directly own any shares of MSLO common stock or Sequential common stock. Following completion of the mergers, the registration of the MSLO Class A common stock and Sequential common stock and their respective reporting obligations with respect to their respective common stock under the Exchange Act will be terminated. In addition, upon completion of the mergers, shares of MSLO Class A common stock and Sequential common stock will no longer be listed on the NYSE or the Nasdaq, respectively, or any other stock exchange or quotation system. Although you will no longer be a stockholder of MSLO or a stockholder of Sequential, as applicable, you will have an indirect interest in both MSLO and Sequential through your ownership of Holdings common stock (unless you are a MSLO stockholder who validly elects and receives only cash consideration). If you become a Holdings stockholder, you can expect that the value of your investment will depend, among other things, on the performance of both MSLO and Sequential and Holdings’s ability to integrate the two companies. For additional risk factors that may influence the value of your investment see the section titled “Risk Factors.”

Q:	What effects will the mergers have on Holdings?

A:	Upon completion of the mergers, Holdings will become the holding company of MSLO and Sequential and will be renamed “Sequential Brands Group, Inc.” We expect Holdings to be treated as the successor to Sequential for SEC reporting purposes, and the shares of Holdings common stock issued in connection with the mergers will be listed on the Nasdaq as a substitute listing under the symbol “SQBG.”

Q:	What will happen to outstanding MSLO equity awards in the mergers?

A:	Each outstanding option to acquire shares of MSLO common stock (each an “MSLO Option”) that is subject solely to a time-based vesting condition, whether vested or unvested, that is outstanding immediately prior to the effective time of the mergers will be cancelled and automatically be converted into the right to receive a cash payment equal to the positive difference (if any) between (i) $6.15 and (ii) the exercise price for the MSLO Option. In addition, in connection with his appointment as MSLO’s chief executive officer, Daniel Dienst was granted 1,000,000 premium-priced options with exercise prices ranging from $2.75 to $5.00 per share and scheduled to vest in one-third increments on each of December 31, 2014, 2015 and 2016. Because of the unique nature of these options, Mr. Dienst will receive a fixed payment of $300,000 in connection with their cancellation, in addition to the amount described in the first sentence of this paragraph. This payment, which will be made in the form of Holdings common stock, is intended so that the value paid in connection with the cancellation of those premium-priced options approximates their Black-Scholes value.

Each outstanding MSLO Option that is subject to performance-vesting conditions and is outstanding immediately prior to the effective time of the mergers will receive the payment referred to in the immediately-preceding paragraph if it is vested as of such time. Such MSLO Options that are not so vested will be canceled in exchange for cash payments as follows: Kenneth West ($49,750); Allison Hoffman ($16,600) and Ritwik Chatterjee ($24,900).

Each award of restricted stock units corresponding to shares of MSLO common stock that is subject solely to a time-based vesting condition (each, an “MSLO RSU”) that is outstanding immediately prior to the effective time of the mergers will be cancelled and converted into a right to receive a cash payment of $6.15 for each share of MSLO common stock subject to the MSLO RSU.

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Each award of restricted stock units corresponding to shares of MSLO common stock that is subject to performance-based vesting conditions (each, a “MSLO Performance RSU Award”), that is outstanding immediately prior to the effective time of the mergers will be cancelled. The holder of any such MSLO Performance RSU Award that by its terms would have been provided an opportunity to achieve the performance conditions of such award during certain specified periods following certain terminations of the holder’s employment will receive cash payments as follows: Daniel Dienst ($2,550,000); Kenneth West ($204,000); Allison Hoffman ($240,000); and Ritwik Chatterjee ($216,000). These amounts are intended to approximate the value of these unvested MSLO Performance RSU Awards and were determined based on a price per share determined by Sequential taking into account the vesting and performance terms of such RSUs.

Q:	What will happen to outstanding Sequential equity awards in the mergers?

A:	As further described below and elsewhere in this combined statement/prospectus, Sequential equity awards will generally be converted into Holdings equity awards on a one-for-one basis, and otherwise upon the same terms and conditions.

Each outstanding option to acquire shares of Sequential common stock (a “Sequential Stock Option”), whether vested or unvested, that is outstanding immediately prior to the effective time of the mergers shall be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time of the mergers (a) that number of shares of Holdings common stock, rounded down to the nearest whole share, equal to the product determined by multiplying (x) the total number of shares of Sequential common stock subject to such Sequential Stock Option immediately prior to the effective time by (y) the Sequential exchange ratio, (b) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (x) the exercise price per share of Sequential common stock at which such Sequential Stock Option was exercisable immediately prior to the effective time by (y) the Sequential exchange ratio.

Each award of restricted stock units corresponding to shares of Sequential common stock (a “Sequential RSU Award”), whether vested or unvested, that is outstanding immediately prior to the effective time of the mergers shall be converted into a Holdings restricted stock unit award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with respect to a number of shares of Holdings common stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential common stock subject to such Sequential RSU Award immediately prior to the effective time by the Sequential exchange ratio.

Each unvested award of restricted Sequential common stock (a “Sequential Restricted Stock Award”) that is outstanding immediately prior to the effective time of the mergers shall be converted into a Holdings restricted stock award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with respect to a number of shares of Holdings common stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential common stock subject to such Sequential Restricted Stock Award by the Sequential exchange ratio.

Q:	Are there any risks in the mergers that I should consider?

A:	Yes. There are significant risks associated with all business combinations, including the combination of MSLO and Sequential. These risks are discussed in more detail in the section titled “Risk Factors.”

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Q:	Who will manage the combined company after the mergers?

A:	The executive officers of Sequential immediately prior to the closing will become the executive officers of Holdings as of the effective time. In addition, Martha Stewart is anticipated to become the Chief Creative Officer of Holdings.

Q:	Are MSLO stockholders entitled to appraisal rights?

A:	Under Delaware law, holders of shares of MSLO common stock that meet certain requirements will have the right to obtain payment in cash for the fair value of their shares of MSLO common stock, as determined by the Delaware Court of Chancery, rather than the MSLO merger consideration. To exercise appraisal rights, MSLO stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section titled “Appraisal Rights—Appraisal Rights of MSLO Stockholders.” In addition, the text of the applicable provisions of Delaware law is attached as Annex F to this combined statement/prospectus.

Q:	Are Sequential stockholders entitled to appraisal rights?

A:	No. Under Delaware law, holders of shares of Sequential common stock will not be entitled to exercise appraisal or dissenters rights in connection with the Sequential merger.

Q:	What are the material U.S. federal income tax consequences of the mergers to U.S. holders of shares of MSLO common stock and shares of Sequential common stock?

A:

It is intended that the MSLO merger and the Sequential merger, taken together, will constitute a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”). It is a condition to Sequential’s obligation to complete the Sequential merger that Sequential receive an opinion from Gibson, Dunn & Crutcher LLP, counsel to Sequential, to the effect that the mergers will constitute a transaction described in Section 351 of the Code. It is a condition to MSLO’s obligation to complete the MSLO merger that MSLO receive an opinion from Debevoise & Plimpton LLP, counsel to MSLO, to the effect that the mergers will constitute a transaction described in Section 351 of the Code. If either or both of Sequential and MSLO waive their respective conditions and the respective opinion is not delivered, Sequential and MSLO will recirculate this combined statement/prospectus or a supplement thereto and resolicit proxies. Assuming the receipt and accuracy of the opinions described above, the U.S. federal income tax consequences of the mergers to U.S. holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Mergers”) of Sequential common stock and MSLO common stock are as follows:

The consequences of the MSLO merger to a U.S. holder of MSLO common stock will depend on the relative mix of cash and Holdings common stock received by the U.S. holder in the MSLO merger. A U.S. holder of MSLO common stock that exchanges all of its shares of MSLO common stock solely for shares of Holdings common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of MSLO common stock for shares of Holdings common stock in the MSLO merger, except with respect to cash received in lieu of fractional shares. A U.S. holder of MSLO common stock that exchanges all of its shares of MSLO common stock solely for cash will generally recognize gain or loss equal to the difference between the amount of cash received in the MSLO merger and the U.S. holder’s basis in the shares of MSLO common stock surrendered in exchange for such cash. A U.S. holder of MSLO common stock that exchanges shares of MSLO common stock for a combination of Holdings common stock and cash will recognize gain (but not loss) equal to the lesser of (i) the difference between the sum of the fair market value of the Holdings common stock and cash received in the MSLO merger and the U.S. holder’s basis in the shares of MSLO common stock surrendered and (ii) the amount of cash received in the MSLO merger.

A U.S. holder of Sequential common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of Sequential common stock for shares of Holdings common stock in the Sequential merger.

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Please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences of the Mergers” for a description of the material U.S. federal income tax consequences of the mergers.

About the MSLO Special Meeting

Q:	When and where will the MSLO special meeting be held?

A:	The MSLO special meeting will be held at [ ] on [ ], 2015, at [ ], local time.

Q:	Who is entitled to vote at the MSLO special meeting?

A:

The MSLO Board of Directors has fixed [    ], 2015 as the record date for the MSLO special meeting. If you were a MSLO stockholder at the close of business on the record date, you are entitled to vote your shares at the MSLO special meeting.

Q:	How can I attend the MSLO special meeting?

A:	All of MSLO’s stockholders are invited to attend the MSLO special meeting. You may be asked to present valid photo identification, such as a driver’s license or passport, before being admitted to the special meeting. If you hold your shares in “street name,” you also may be asked to present proof of ownership to be admitted to the special meeting. A brokerage statement or letter from your broker, bank, trust company or other nominee proving ownership of the shares on the record date for the MSLO special meeting are examples of proof of ownership. To help MSLO plan for the MSLO special meeting, please indicate whether you expect to attend by responding affirmatively when prompted during internet or telephone proxy submission or by marking the attendance box on your proxy card.

Q:	What proposals will be considered at the MSLO special meeting?

A:	At the special meeting of MSLO stockholders, MSLO stockholders will be asked to consider and vote on (i) the MSLO merger proposal, (ii) the MSLO adjournment proposal and (iii) the MSLO compensation proposal. MSLO will transact no other business at the MSLO special meeting except such business as may properly be brought before the MSLO special meeting or any adjournment or postponement thereof.

Q:	How does the MSLO Board of Directors recommend that I vote?

A:	The MSLO Board of Directors, acting upon the recommendation of a special committee comprised solely of independent directors, adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the MSLO merger, are advisable and in the best interests of MSLO and its stockholders. The MSLO Board of Directors recommends that the MSLO stockholders vote “FOR” each of the MSLO merger proposal, the MSLO adjournment proposal and the MSLO compensation proposal.

Q:	What is the difference between holding shares of MSLO common stock as a stockholder of record or holding shares of MSLO common stock in “street name”?

A:

You are considered a MSLO stockholder of record if you hold MSLO common stock in your name in an account with MSLO’s transfer agent, Broadridge Corporate Issuer Solutions, Inc. (who we refer to as “Broadridge”). If your shares of MSLO common stock are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” As the beneficial owner of shares of MSLO common stock held in street name, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instruction card included with this combined statement/prospectus or by following their instructions for voting by telephone or the Internet.

Q:	How do I vote if I am a MSLO stockholder?

A:	If you are a MSLO stockholder, in order to ensure that your vote is recorded, please submit your proxy or voting instructions as soon as possible even if you plan to attend the MSLO special meeting in person. You can vote by mail by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope included with this joint statement/prospectus. If you are a MSLO stockholder of record, you may vote by telephone or Internet by following the instructions on your proxy card. If you are a beneficial owner of shares of MSLO common stock held in “street name”, please follow the telephone and internet instructions provided by your bank, broker or other nominee in order for your shares of MSLO common stock to be voted.

In addition, all MSLO stockholders may vote in person at the MSLO special meeting. If you are a beneficial owner of shares of MSLO common stock held in street name, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the MSLO special meeting.

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Q:	What vote is required to approve each MSLO proposal?

A:	The MSLO Merger Proposal. Assuming a quorum is present, approving the merger agreement requires the affirmative “FOR” vote of both (1) holders of at least a majority in combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock and (2) holders of at least 50% in voting power of the outstanding MSLO Class A common stock not owned, directly or indirectly, by Martha Stewart and her affiliates. Accordingly, shares of MSLO common stock not in attendance at the meeting, abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement (which we refer to as the “MSLO merger proposal”).

The MSLO Adjournment Proposal. Approving the adjournment of the MSLO special meeting (if necessary or advisable to solicit additional proxies if there are not sufficient votes to approve the MSLO merger agreement) requires the affirmative “FOR” vote of the holders of a majority in combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock present in person or represented by proxy at the MSLO special meeting and entitled to vote thereon, regardless of whether a quorum is present. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to adjourn the MSLO special meeting (which we refer to as the “MSLO adjournment proposal”). Broker non-votes, if any, and shares of MSLO common stock not in attendance at the MSLO special meeting will have no effect on the outcome of any vote to approve the MSLO adjournment proposal.

The MSLO Compensation Proposal. In accordance with Section 14A of the Exchange Act, MSLO is providing its stockholders with the opportunity to approve, by nonbinding advisory vote, compensation payments for MSLO’s named executive officers in connection with the mergers, as reported in the section titled “MSLO Proposal 3: Advisory (Nonbinding) Vote on Compensation” (which we refer to as the “MSLO compensation proposal”). Assuming a quorum is present, approving this merger-related executive compensation proposal, on a nonbinding advisory basis, requires the affirmative “FOR” vote of the holders of a majority in combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock present in person or represented by proxy at the MSLO special meeting and entitled to vote thereon. Accordingly, abstentions will have the same effect as a vote “AGAINST” the proposal to approve the MSLO compensation proposal. Broker non-votes, if any, and shares of MSLO common stock not in attendance at the MSLO special meeting will have no effect on the outcome of any vote to approve, on a nonbinding advisory basis, the MSLO compensation proposal, assuming a quorum is present.

Q:	Are there any voting agreements I should be aware of?

A:	Yes. Martha Stewart and certain of her affiliates, who, as of the close of business on the record date, collectively own approximately [ ]% of the outstanding shares of MSLO common stock representing approximately [ ]% of the combined voting power of the outstanding shares of MSLO common stock, have entered into the Voting Agreement (as defined in the section titled “The Voting Agreement”), pursuant to which they have agreed to vote their shares of MSLO common stock in favor of the MSLO merger, subject to certain terms and conditions (see the section titled “The Voting Agreement” of this combined statement/prospectus). We expect these stockholders and MSLO’s other directors and executive officers to vote their MSLO shares in favor of the above-listed proposals, although, other than the Voting Agreement entered into by Martha Stewart and certain of her affiliates described herein, none of them has entered into any agreements obligating him or her to do so.

Q:	If I am a MSLO stockholder, how many votes do I have?

A:	If you are a MSLO stockholder, you are entitled to one vote for each share of MSLO Class A common stock and ten votes for each share of MSLO Class B common stock that you owned as of the close of business on the record date for the MSLO special meeting. As of the close of business on the record date for the MSLO special meeting, there were [ ] shares of MSLO Class A common stock and [ ] shares of MSLO Class B common stock outstanding. Martha Stewart and her affiliates own all of the outstanding MSLO Class B common stock. The holders of MSLO Class A common stock and MSLO Class B common stock are voting as a single class on the matters described in this combined statement/prospectus for which votes are being solicited. However, under the terms of the merger agreement, the approval of the MSLO merger proposal requires the vote of holders of at least 50% in combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock not owned, directly or indirectly, by Martha Stewart and her affiliates. Because Martha Stewart and her affiliates own all of the MSLO Class B common stock and a portion of the MSLO Class A common stock, only the votes of the non-affiliated holders of MSLO Class A common stock will be counted for purpose of meeting this requirement.

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Q:	What constitutes a quorum for the purposes of the MSLO special meeting?

A:	A quorum is necessary to transact business at the MSLO special meeting. The presence, in person or by proxy, of the holders of at least a majority in combined voting power of MSLO Class A common stock and MSLO Class B common stock outstanding as of the record date constitutes a quorum. Shares of MSLO common stock represented at the MSLO special meeting and entitled to vote but not voted, including shares for which a stockholder directs an “abstention” from voting and broker non-votes, if any, will be counted as present for purposes of establishing a quorum.

Q:	If I am a MSLO stockholder and my shares are held in “street name” by my broker, will my broker automatically vote my shares for me? What is a broker “non-vote”?

A:	No. If you are a MSLO stockholder and you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee, that is, in “street name,” your broker, bank, trust company or other nominee cannot vote your shares on “non-routine” matters without instructions from you. You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions from your broker, bank, trust company or other nominee provided to you. Please check the voting form used by your broker, bank, trust company or other nominee. If you are a MSLO stockholder and you do not provide your broker, bank, trust company or other nominee with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These are referred to as “non-routine” matters. We believe that under the current rules of the NYSE, all of the matters to be voted on at the special MSLO meeting are considered non-routine. In tabulating the results for any particular proposal, shares that constitute broker “non-votes” are not considered entitled to vote on that proposal. Broker “non-votes” will be counted for purposes of determining a quorum at the MSLO special meeting.

Broker non-voters, if any, will have the same effect as a vote against the MSLO merger proposal. If a broker non-vote occurs, it will have no effect on the MSLO adjournment proposal, and will have no effect, assuming a quorum is present, on the MSLO compensation proposal.

Please note that you may not vote shares held in street name by returning a proxy card directly to MSLO or by voting in person at the MSLO special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, trust company or other nominee.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you are a registered holder of record of MSLO common stock and you return your signed proxy card but do not indicate your voting preferences, the persons named in the proxy card will vote the shares represented by that proxy as recommended by the MSLO Board of Directors.

Q:	If I hold outstanding MSLO stock options or restricted stock units, what do I need to do?

A:	No action is necessary on your part. At the effective time of the mergers, each of your outstanding stock options and restricted stock units will automatically be cancelled and, to the extent provided in the merger agreement, converted into the right to receive a cash payment, as further described in this combined statement/prospectus under “MSLO Proposal 1: The Adoption of the Merger Agreement—Interests of Certain Persons in the Mergers—Treatment of MSLO Stock Options and Other MSLO Equity-Based Amounts.”

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Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	Yes. If you are a stockholder of record of MSLO common stock, you may change your vote at any time before your proxy is voted at the MSLO special meeting. You may do this in one of four ways:

•	by sending a notice of revocation, bearing a later date than your original proxy card and mailing it so that it is and received prior to the MSLO special meeting;

•	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the MSLO special meeting;

•	by logging on to the internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending the MSLO special meeting and voting in person.

Your attendance at the MSLO special meeting alone will not revoke any proxy.

Written notices of revocation and other communications about revoking MSLO proxies should be addressed to the corporate secretary of MSLO, c/o D.F. King & Co., Inc.: at 48 Wall Street, New York, NY10005.

If your shares of MSLO common stock are held in street name, you should follow the instructions of your broker, bank, trust company or other nominee regarding the revocation of proxies.

Once voting on a particular matter is completed at the MSLO special meeting, a MSLO stockholder will not be able to revoke its proxy or change its vote as to that matter.

All shares of MSLO common stock represented by valid proxies that MSLO receives through this solicitation and that are not revoked will be voted in accordance with the instructions on such proxy card. If a MSLO stockholder makes no specifications on its proxy card as to how it wants its MSLO shares voted before signing and returning it, such proxy will be voted “FOR” the MSLO merger proposal, “FOR” the MSLO adjournment proposal and “FOR” the MSLO compensation proposal.

Q:	Is my vote confidential?

A:	Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within MSLO, to Sequential or Holdings, or to other third parties, except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate the proxy solicitation process.

Q:	What happens if I transfer my shares of MSLO common stock before the MSLO special meeting?

A:	The record date for the MSLO special meeting is earlier than both the date of the MSLO special meeting and the date that the mergers are expected to be completed. If you transfer your shares of MSLO common stock after the record date but before the MSLO special meeting, you will retain your right to vote at the MSLO special meeting. However, in order to receive the MSLO merger consideration, you must hold your shares of MSLO common stock through the completion of the mergers.

Q:	What happens if I transfer my shares of MSLO common stock after the MSLO special meeting but before the completion of the mergers?

A:	If you transfer your shares of MSLO common stock after the MSLO special meeting, but before the completion of the mergers, you will have transferred your right to receive the MSLO merger consideration. To receive the MSLO merger consideration, you must hold your shares of MSLO common stock through the effective time of the mergers.

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Q:	Who is the inspector of election?

A:	The MSLO Board of Directors has appointed a representative of [ ] to act as the inspector of election at the MSLO special meeting.

Q:	Who will bear the cost of soliciting votes for the MSLO special meeting?

A:	Sequential and MSLO will each bear their own costs related to the mergers and the retention of any information agent or other service provider in connection with the mergers, except for the expenses incurred in connection with the filing, printing and mailing of this combined statement/prospectus, which will be shared equally. The MSLO proxy solicitation is being solicited by the MSLO Board of Directors on behalf of MSLO. MSLO has hired D. F. King & Co., Inc. to assist in the solicitation of proxies. In addition to this mailing, proxies may be solicited by directors, officers or employees of MSLO or its affiliates in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

Q:	Where can I find the voting results of the MSLO special meeting?

A:	The preliminary voting results are expected to be announced at the MSLO special meeting. In addition, within four business days following certification of the final voting results, MSLO intends to file the final voting results of the MSLO special meeting with the SEC in a current report on Form 8-K.

Q:	What will happen if the MSLO stockholders do not approve the MSLO merger proposal or if the mergers are not completed?

A:	If the merger agreement is not adopted by the MSLO stockholders or if the mergers are not completed for any other reason, MSLO stockholders will not receive any consideration for their shares of MSLO common stock. Instead, MSLO will remain an independent public company, MSLO Class A common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act and MSLO will continue to file periodic reports with the SEC.

If the merger agreement is terminated, under certain circumstances, MSLO may be required to reimburse Sequential’s expenses in an amount not to exceed $2.5 million or to pay Sequential a termination fee (less any expenses previously paid) of either $7.5 million or $12.8 million. See the section titled “Description of the Merger Agreement—Termination Fees and Sequential Expenses.”

Q:	What will happen if MSLO stockholders do not approve, on a nonbinding advisory basis, the payments to MSLO’s named executive officers in connection with the completion of the mergers?

A:	The MSLO compensation proposal is separate and distinct from the MSLO merger proposal. Accordingly, MSLO stockholders may vote in favor of the MSLO merger proposal and not in favor of the MSLO compensation proposal, or vice versa. Approval of the MSLO compensation proposal is not a condition to consummation of the mergers, and is advisory in nature only, meaning it will not be binding on MSLO, Sequential or Holdings.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this combined statement/prospectus, including its annexes.

If you are a holder of record of MSLO common stock, in order for your shares to be represented at the MSLO special meeting, you must:

•	attend the MSLO special meeting in person;

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•	submit a proxy through the internet or by telephone by following the instructions included on your proxy card; or

•	indicate on the enclosed proxy card how you would like to vote and return the proxy card in the accompanying pre-addressed postage paid envelope.

If you hold your shares of MSLO common stock in street name, in order for your shares to be represented at the MSLO special meeting, you should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions from your broker, bank, trust company or other nominee provided to you.

Q:	Who is paying for the combined statement/prospectus?

A:	Sequential and MSLO will share equally all of the expenses of furnishing the combined statement/prospectus, including the cost of preparing, assembling and mailing the combined statement/prospectus. We estimate that such expenses will be approximately $[ ].

Q:	Who can help answer my questions?

A:	MSLO stockholders who have questions about the mergers or the other matters to be voted on at the MSLO special meeting, who need assistance in submitting their proxy or voting their shares or who desire additional copies of this combined statement/prospectus or additional proxy cards should contact: D.F. King & Co., Inc. by mail at 48 Wall Street, New York, NY 10005, by calling toll free at (866) 304-5477 or via e-mail at info@dfking.com.

If your MSLO shares are held in a stock brokerage account or by a broker, bank or other nominee, you should contact your broker, bank or other nominee for additional information.

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SUMMARY

This summary highlights information contained elsewhere in this combined statement/prospectus and may not contain all the information that is important to you. Sequential and MSLO urge you to read carefully the remainder of this combined statement/prospectus, including the attached annexes and the other documents to which we have referred you, because this section does not provide all the information that might be important to you with respect to the mergers and, in the case of the MSLO stockholders, the other matters being considered at the MSLO special meeting. See also the section titled “Where You Can Find More Information” beginning on page 194. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Sequential Brands Group, Inc.

Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018
(646) 564-2577

Sequential Brands Group, Inc. is a publicly traded Delaware corporation, with common stock, par value $.001, traded on the Nasdaq under the symbol “SQBG.” Sequential owns, promotes, markets, and licenses a portfolio of consumer brands in the fashion, active and lifestyle categories. Sequential seeks to ensure that its brands continue to thrive and grow by employing strong brand management, design and marketing teams. Sequential has licensed and intends to license its brands in a variety of consumer categories to retailers, wholesalers and distributors in the United States and around the world.

On August 18, 2014, Sequential completed its acquisition (which we refer to as the “Galaxy acquisition”) of Galaxy Brand Holdings, Inc. (which, together with its predecessor, Galaxy Brands, LLC, we refer to as “Galaxy”), a portfolio company of The Carlyle Group. On April 8, 2015, Sequential completed its acquisition (which we refer to as the “With You acquisition”) of a 62.5% interest in With You, Inc. and Corny Dog, Inc. (which, together, we refer to as “With You”).

On September 11, 2015, Sequential completed its acquisition (which we refer to as the “Joe’s Jeans Licensing acquisition”) of certain intellectual property assets used or held for use by Joe’s Jeans Inc., a publicly-traded company. We refer to the acquired assets as “Joe’s Jeans Licensing.” Joe’s Jeans Inc. retained certain branded retail stores and other assets and continued as an independent, publicly-traded company after the closing of the Joe’s Jeans Licensing acquisition. Sequential has filed, and we have incorporated by reference in this combined statement/prospectus, carveout financial statements of Joe’s Jeans Licensing. Sequential accounted for the acquisition as a business combination in accordance with Financial Accounting Standards Board Accounting Standards Codification 805 Business Combinations.

For more information see “The Companies—Sequential Brands Group, Inc.” beginning on page 47. Additional information about Sequential and its subsidiaries is included in documents incorporated by reference in this combined statement/prospectus. See “Where You Can Find More Information” beginning on page 194.

Martha Stewart Living Omnimedia, Inc.

Martha Stewart Living Omnimedia, Inc.
601 West 26th Street, 9th Floor
New York, NY 10001
(212) 827-8000

Martha Stewart Living Omnimedia, Inc. is a publicly traded Delaware corporation, with Class A common stock, par value $0.01, traded on the NYSE under the symbol “MSO.” MSLO is a diversified media and merchandising company, inspiring and engaging consumers with unique lifestyle content and distinctive products. MSLO reaches approximately 100 million consumers across all media platforms each month and has a growing retail presence in thousands of retail locations. MSLO’s media brands, available across multiple platforms, include Martha Stewart Living, Martha Stewart Weddings, and Everyday Food; MSLO also offers books and utility applications. MSLO’s television and video programming includes “Martha Stewart’s Cooking School” and “Martha Bakes” series on PBS, in addition to made-for-the-web video and a vast library of how-to content available online. MSLO also designs high-quality Martha Stewart products in a range of lifestyle categories available through select retailers, including The Home Depot, Macy’s, JCPenney, Staples, PetSmart, Michaels and Jo-Ann Fabric & Craft Stores. The MSLO family of brands also includes Chef Emeril Lagasse’s media and merchandising properties.

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For more information see “The Companies—Martha Stewart Living Omnimedia, Inc.” beginning on page 48. Additional information about MSLO and its subsidiaries is included in documents incorporated by reference in this combined statement/prospectus. See “Where You Can Find More Information” beginning on page 194.

Singer Madeline Holdings, Inc.

Singer Madeline Holdings, Inc.
c/o Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018
(646) 564-2577

Singer Madeline Holdings, Inc., a wholly owned subsidiary of Sequential, is a Delaware corporation that was formed on June 5, 2015, for the purpose of effecting the mergers. To date, Holdings has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the mergers. As of the completion of the mergers, Sequential and MSLO will each become a wholly owned subsidiary of Holdings, and we expect the Holdings common stock will be listed on the Nasdaq under the symbol “SQBG.” The business of Holdings will be the combined businesses currently conducted by Sequential and MSLO. For more information see “The Companies—Singer Madeline Holdings, Inc.” beginning on page 48.

Singer Merger Sub, Inc.

Singer Merger Sub, Inc.
c/o Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018
(646) 564-2577

Singer Merger Sub, Inc., a wholly owned subsidiary of Holdings, is a Delaware corporation that was formed on June 5, 2015, for the purpose of effecting the mergers. To date, Singer Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the Sequential merger. Pursuant to the merger agreement, Singer Merger Sub will be merged with and into Sequential, with Sequential surviving the Sequential merger as a wholly owned subsidiary of Holdings and Singer Merger Sub will cease to exist. For more information see “The Companies—Singer Merger Sub, Inc.” beginning on page 49.

Madeline Merger Sub, Inc.

Madeline Merger Sub, Inc.
c/o Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018
(646) 564-2577

Madeline Merger Sub, Inc., a wholly owned subsidiary of Holdings, is a Delaware corporation that was formed on June 5, 2015, for the purpose of effecting the mergers. To date, Madeline Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the MSLO merger. Pursuant to the merger agreement, Madeline Merger Sub will be merged with and into MSLO, with MSLO surviving the MSLO merger as a wholly owned subsidiary of Holdings and Madeline Merger Sub will cease to exist. For more information see “The Companies—Madeline Merger Sub, Inc.” beginning on page 49.

The Mergers and the Merger Agreement

A copy of the merger agreement is attached as Annex A to this combined statement/prospectus. Sequential and MSLO encourage you to read the entire merger agreement carefully because it is the principal document governing the mergers. For more information on the merger agreement, see the section titled “Description of the Merger Agreement” beginning on page 80.

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Effects of the Mergers

Subject to the terms and conditions of the merger agreement:

•	Singer Merger Sub, a wholly owned subsidiary of Holdings, will be merged with and into Sequential, with Sequential surviving the merger as a wholly owned subsidiary of Holdings (which we refer to as the “Sequential merger”); and

•	Madeline Merger Sub, as a wholly owned subsidiary of Holdings, will be merged with and into MSLO, with MSLO surviving the merger as a wholly owned subsidiary of Holdings (which we refer to as the “MSLO merger”).

As a result, among other things, (1) Holdings will become the ultimate parent of Sequential, MSLO and their respective subsidiaries and (2) existing Sequential stockholders will receive shares of Holdings common stock, and existing MSLO stockholders will receive at their election and subject to proration, $6.15 in shares of Holdings common stock or cash for each share of MSLO common stock they own, in accordance with the terms of the merger agreement. For more information on the effects of the mergers, see the section titled “The Mergers—Effects of the Mergers” beginning on page 50.

The organization of Sequential, MSLO and Holdings before and after the mergers is illustrated below:

Prior to the Mergers

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The Mergers

After the Mergers

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Merger Consideration

MSLO Merger Consideration

In the MSLO merger, MSLO stockholders will have the opportunity to elect to receive, for each share of MSLO common stock they own immediately prior to the mergers, either $6.15 in cash (which we refer to as a “cash election”) and/or a number of shares of Holdings common stock (which we refer to as a “stock election”), equal to $6.15 divided by the Sequential trading price. MSLO stockholders who do not make an election shall receive, for each share of MSLO common stock they own immediately prior to the MSLO merger, either $6.15 in cash or the same number of shares of Holdings common stock as if they had made a stock election, subject to proration as set forth in the merger agreement. The aggregate amount of cash to be paid to MSLO stockholders is fixed in the merger agreement at $176,681,757.15 and as a result, if the cash election is oversubscribed or undersubscribed, then the cash and stock elections will be subject to proration to ensure that the total amount of cash paid to MSLO stockholders in the aggregate equals $176,681,757.15. However, if any MSLO stockholder votes in favor of the merger agreement and makes a cash election with respect to one-half of its shares and a stock election with respect to one-half of its shares, such stockholder’s cash and stock elections will not be subject to proration.

MSLO stockholders receiving consideration in stock (which we refer to as the “MSLO stock consideration”) will not receive any fractional shares of Holdings common stock in the mergers. Instead, MSLO stockholders will receive cash in lieu of any fractional shares of Holdings common stock that they would otherwise have been entitled to receive.

Any MSLO stockholder may contact D.F. King & Co., Inc. at (866) 304-5477 to obtain the volume weighted average price of Sequential common stock for the five trading day period ending with the trading day preceding the date on which the stockholder contacts D.F. King & Co., Inc.

Sequential Merger Consideration

Subject to the terms and conditions set forth in the merger agreement, in the Sequential merger, Sequential stockholders will receive, for each share of Sequential common stock they own as of immediately prior to the mergers, one share of Holdings common stock (which we refer to as the “Sequential exchange ratio”).

Financing of the Mergers

On June 22, 2015, Sequential entered into a commitment letter with GSO Capital Partners LP (which we refer to as “GSO”), pursuant to which GSO has committed (which we refer to as the “Debt Commitment”) to provide up to $360,000,000 under senior secured second lien term loans facilities (which we refer to collectively as the “Second Lien Facility”), of which (i) up to $300,000,000 will be available at the effective time of the mergers and (ii) up to $60,000,000 will be available at the effective time of the mergers to Holdings in, but not more than, two draws, which Second Lien Facility is subject to further increases, for the purposes of funding additional permitted acquisitions, in such amounts as would not cause Holdings’s total net leverage ratio (to be defined in the definitive credit agreement for the Second Lien Facility), determined on a pro forma basis after giving effect to any such increase, to exceed 6.00, which such increases are subject to agreements by the relevant lenders to provide such financing and to certain other customary conditions. The Second Lien Facility will be guaranteed by each direct and indirect current and future domestic subsidiary of Holdings, with certain exceptions and will be secured on a second priority basis by all assets of Holdings and its subsidiaries, subject to certain exceptions. In addition, GSO has committed (which we refer to as the “Equity Commitment” and, together with the Debt Commitment, the “Financing Commitments”), pursuant to the commitment letter, to purchase $10,000,000 of Holdings common stock at $13.50 per share. The Financing Commitments are subject to certain customary conditions, including the negotiation and execution of definitive financing agreement prior to December 22, 2015, and the consummation of the mergers in accordance with the terms and conditions set forth in the merger agreement.

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Holdings expects to borrow at the effective time of the mergers the funds available at such time under the Financing Commitments and to use the proceeds therefrom to refinance and repay, in full, Sequential’s existing indebtedness under its existing Amended and Restated Second Lien Credit Agreement, dated as of April 8, 2015, to finance the mergers and to pay fees and transaction costs related to the mergers and the Second Lien Facility, for working capital, capital expenditure and other lawful corporate purposes of Holdings and its subsidiaries. After the effective time of the mergers, Holdings expects to use the proceeds of any borrowings under the Second Lien Facility for corporate purposes of Holdings and its subsidiaries, and any borrowings under any incremental facilities for the purposes of permitted acquisitions.

For a detailed description of the terms of the Second Lien Facility, see “The Mergers—Financing of the Mergers” beginning on page 76.

Treatment of Sequential Stock Options and Other Sequential Equity-Based Awards

As further described below, Sequential equity awards will generally be converted into Holdings equity awards on a one-for-one basis, and otherwise upon the same terms and conditions.

Each outstanding Sequential Stock Option, whether vested or unvested, that is outstanding immediately prior to the effective time of the mergers shall be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time of the mergers (a) that number of shares of Holdings common stock, rounded down to the nearest whole share, equal to the product determined by multiplying (x) the total number of shares of Sequential common stock subject to such Sequential Stock Option immediately prior to the effective time by (y) the Sequential exchange ratio (which is 1.0), (b) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (x) the exercise price per share of Sequential common stock at which such Sequential Stock Option was exercisable immediately prior to the effective time by (y) the Sequential exchange ratio.

Each Sequential RSU Award, whether vested or unvested, that is outstanding immediately prior to the effective time of the mergers shall be converted into a Holdings restricted stock unit award on a one-for-one basis on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with respect to a number of shares of Holdings common stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential common stock subject to such Sequential RSU Award immediately prior to the effective time by the Sequential exchange ratio.

Each unvested Sequential Restricted Stock Award that is outstanding immediately prior to the effective time of the mergers shall be converted into a Holdings restricted stock award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with respect to a number of shares of Holdings common stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential common stock subject to such Sequential Restricted Stock Award by the Sequential exchange ratio. For more information, see the section titled “Sequential Information Statement Regarding the Adoption of the Merger Agreement and Related Matters—Treatment of Sequential Stock Options and Other Sequential Equity-Based Awards” beginning on page 159.

In connection with the mergers, Holdings shall assume and become the sponsor of Sequential’s 2005 Stock Incentive Compensation Plan and 2013 Stock Incentive Compensation Plan. No new grants may be made under the 2005 Stock Incentive Compensation Plan. The 2013 Stock Incentive Compensation Plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, and other types of awards. As of October 12, 2015, 590,583 shares of Sequential common stock were available for issuance under the 2013 Stock Incentive Compensation Plan, and, at the effective time of the mergers, the shares then available will be converted on a one-for-one basis to Holdings shares available for grant.

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Treatment of MSLO Stock Options and Other MSLO Equity-Based Awards

Each outstanding option to acquire shares of MSLO common stock (each a “MSLO Option”) that is subject solely to a time-based vesting condition, whether vested or unvested, that is outstanding immediately prior to the effective time of the mergers shall be cancelled and automatically be converted into the right to receive a cash payment equal to the positive difference (if any) between (i) $6.15 and (ii) the exercise price for the MSLO Option. In addition, in respect of MSLO Options that (i) were granted to Mr. Dienst pursuant to his employment agreement (ii) were premium-priced and subject to time-based vesting conditions that were satisfied prior to the execution of the merger agreement, and (iii) have a minimum post-termination exercise period of 18 months, Mr. Dienst will receive the payment determined under the immediately preceding sentence, plus an aggregate additional payment of $300,000 in the form of Holdings common stock. This payment, which will be made in the form of Holdings common stock, coupled with the spread value otherwise payable in respect of such options, is intended to result in a total payment that approximates the Black-Sholes value of such options.

Each outstanding MSLO Option that is subject to performance-vesting conditions and is outstanding immediately prior to the effective time of the mergers will receive the payment referred to in the immediately-preceding paragraph if it is vested as of such time. Any such performance-vesting MSLO Options that are not so vested will be canceled in exchange for cash payments to the holders thereof in the following aggregate amounts: Kenneth West ($49,750); Allison Hoffman ($16,600) and Ritwik Chatterjee ($24,900).

Each award of restricted stock units corresponding to shares of MSLO common stock that is subject solely to a time-based vesting condition (each, a “MSLO RSU”) that is outstanding immediately prior to the effective time of the mergers will be cancelled and converted into a right to receive a cash payment of $6.15 for each share of MSLO common stock subject to the MSLO RSU.

Each award of restricted stock units corresponding to shares of MSLO common stock that is subject to performance-based vesting conditions (each a “MSLO Performance RSU Award”), that is outstanding immediately prior to the effective time of the mergers will be cancelled. The holder of any such MSLO Performance RSU Award that by its terms would have provided an opportunity to achieve the performance conditions of such award for certain specified periods following certain terminations of the holder’s employment will receive cash payments in the following aggregate amounts: Daniel Dienst ($2,550,000); Kenneth West ($204,000); Allison Hoffman ($240,000); and Ritwik Chatterjee ($216,000). These amounts are intended to approximate the value of these unvested MSLO Performance RSU Awards and were determined based on a price per share determined by Sequential taking into account the vesting and performance terms of such RSUs.

For more information, see the section titled “MSLO Proposal 1: The Adoption of the Merger Agreement—Interests of Certain Persons in the Mergers—Treatment of MSLO Stock Options and Other MSLO Equity-Based Awards” beginning on page 137.

Material U.S. Federal Income Tax Consequences of the Mergers

Sequential and MSLO intend for the Sequential Merger and MSLO Merger, taken together, to constitute a transaction described in Section 351 of the Code. It is a condition to Sequential’s obligation to complete the Sequential merger that Sequential receive an opinion from Gibson, Dunn & Crutcher LLP, counsel to Sequential, to the effect that the mergers will constitute a transaction described in Section 351 of the Code. It is a condition to MSLO’s obligation to complete the MSLO merger that MSLO receive an opinion from Debevoise & Plimpton LLP, counsel to a special committee comprised solely of independent directors of MSLO (the “Special Committee”), to the effect that the mergers will constitute a transaction described in Section 351 of the Code. If either or both of Sequential and MSLO waive their respective conditions and the respective opinion is not delivered, Sequential and MSLO will recirculate this combined statement/prospectus or a supplement thereto and resolicit proxies. Assuming the receipt and accuracy of the opinions described above, the U.S. federal income tax consequences of the mergers to U.S. holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences of the Mergers”) of Sequential common stock and MSLO common stock are as follows:

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The consequences of the MSLO merger to a U.S. holder of MSLO common stock will depend on the relative mix of cash and Holdings common stock received by the U.S. holder in the MSLO merger. A U.S. holder of MSLO common stock that exchanges all of its shares of MSLO common stock solely for shares of Holdings common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of MSLO common stock for shares of Holdings common stock in the MSLO merger, except with respect to cash received in lieu of fractional shares. A U.S. holder of MSLO common stock that exchanges all of its shares of MSLO common stock solely for cash will generally recognize gain or loss equal to the difference between the amount of cash received in the MSLO merger and the U.S. holder’s basis in the shares of MSLO common stock surrendered in exchange for such cash. A U.S. holder of MSLO common stock that exchanges shares of MSLO common stock for a combination of Holdings common stock and cash will recognize gain (but not loss) equal to the lesser of (i) the difference between the sum of the fair market value of the Holdings common stock and cash received in the mergers and the U.S. holder’s basis in the shares of MSLO common stock surrendered and, (ii) the amount of cash received in the MSLO merger.

A U.S. holder of Sequential common stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of shares of Sequential common stock for shares of Holdings common stock in the Sequential merger.

Please carefully review the information set forth in the section titled “Material U.S. Federal Income Tax Consequences of the Mergers” beginning on page 108 for a description of the material U.S. federal income tax consequences of the mergers. Please consult your own tax advisors as to the specific tax consequences to you of the mergers.

Approval by the Sequential Board of Directors

After careful consideration, the Sequential Board of Directors, on June 21, 2015, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the Sequential merger, are fair to, and in the best interests of Sequential and its stockholders, (ii) approved and adopted the merger agreement, including the Sequential merger, (iii) approved and declared advisable the merger agreement and the consummation of the transactions contemplated thereby, and (iv) recommended approval by the stockholders of Sequential of the transactions contemplated by the merger agreement. For factors considered by the Sequential Board of Directors in reaching its decision to approve the merger agreement, see the section titled “Sequential Information Statement Regarding the Adoption of the Merger Agreement and Related Matters—Sequential’s Reasons for the Mergers; Approval of the Sequential Board of Directors” beginning on page 151.

Financial Interests of Sequential Directors and Officers in the Sequential Merger

In addition to their ownership interest in shares of Sequential common stock, certain of our directors may be deemed to benefit from payments anticipated to be made to Tengram Capital Partners, L.P., (“TCP”), an affiliate of Tengram, upon completion of the mergers pursuant to the TCP Agreement (as defined in the section titled “Interests of Certain Persons in the Mergers—Agreement with Tengram Capital Partners, L.P.”) in their capacities as employees of TCP. See “Interests of Certain Persons in the Mergers—Agreement with Tengram Capital Partners, L.P.” beginning on page 107.

Recommendation of the MSLO Board of Directors

The Board of Directors of MSLO (the “MSLO Board of Directors ”) (except for Martha Stewart, who recused herself), acting upon the unanimous recommendation of the Special Committee (i) determined that the merger agreement and the transactions contemplated thereby, including the MSLO merger, are fair to, and in the best interests of, MSLO and its stockholders, (ii) approved and adopted the merger agreement, including the MSLO merger, (iii) approved and declared advisable the merger agreement and the consummation of the transactions contemplated thereby, and (iv) recommended that the stockholders of MSLO adopt the merger agreement and approve the transactions contemplated by the merger agreement. For factors considered by the MSLO Board of Directors in reaching its decision to approve the merger agreement, see the section titled “MSLO Proposal 1: The Adoption of the Merger Agreement—MSLO’s Reasons for the Mergers; Recommendation of the MSLO Board of Directors” beginning on page 117. The MSLO Board of Directors recommends that the MSLO stockholders vote “FOR” each of the MSLO merger proposal, the MSLO adjournment proposal and the MSLO compensation proposal.

Opinion of Sequential’s Financial Advisor

On June 21, 2015, at a meeting of the Sequential Board of Directors held to evaluate the transactions contemplated by the merger agreement, Consensus Securities LLC (which is referred to as “Consensus”) rendered its oral opinion (which was subsequently confirmed in writing) to the Sequential Board of Directors to the effect that, as of the date of the opinion (taking into account the Sequential merger and MSLO merger), based upon and subject to the qualifications, limitations and assumptions stated in Consensus’ written opinion, the MSLO merger consideration, as calculated using the methodology for calculating the value of the Sequential common stock described in the merger agreement, is fair from a financial point of view to Sequential.

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The full text of the written opinion of Consensus, dated June 22, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B to this combined statement/prospectus and is incorporated by reference in its entirety into this combined statement/prospectus. You are urged to read this opinion carefully and in its entirety. Consensus provided its opinion for the information and assistance of the Sequential Board of Directors (in its capacity as such) in connection with its evaluation of the MSLO merger consideration paid pursuant to the merger agreement, and did not address any other aspects or implications of the Sequential merger or the transactions contemplated by the merger agreement. The opinion did not constitute a recommendation to the Sequential Board of Directors, to any holder of Sequential common stock or to any other person in respect of the transactions contemplated by the merger agreement. Consensus’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that may have been available to Sequential, nor did it address the underlying business decision of Sequential to engage in the transactions contemplated by the merger agreement. Consensus assumes no responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events, including any fluctuations in the trading price of Sequential common stock, occurring after the date of its opinion.

For more information, see the section titled “Sequential Information Statement Regarding the Adoption of the Merger Agreement and Related Matters—Opinion of Sequential’s Financial Advisor” beginning on page 153.

Opinion of the Special Committee’s Financial Advisor

In connection with the merger agreement and the transactions contemplated thereby, the Special Committee received an oral opinion, which was confirmed by delivery of a written opinion, dated June 21, 2015, from the Special Committee’s financial advisor, Moelis & Company LLC (referred to as “Moelis”), as to the fairness, from a financial point of view, and as of the date of such opinion, of the MSLO merger consideration to be received by holders of MSLO Class A common stock, other than Martha Stewart and her affiliates, in the MSLO merger (after giving effect to the MSLO merger).

The full text of Moelis’ written opinion dated June 21, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this combined statement/prospectus and is incorporated herein by reference. MSLO stockholders are urged to read Moelis’ written opinion carefully and in its entirety. Moelis’ opinion was provided for the use and benefit of the Special Committee in its evaluation of the merger agreement and the transactions contemplated thereby. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the MSLO merger consideration to be received by holders of MSLO Class A common stock, other than Martha Stewart and her affiliates, in the mergers and does not address MSLO’s underlying business decision to effect the merger agreement and the transactions contemplated thereby or the relative merits of the merger agreement and the transactions contemplated thereby as compared to any alternative business strategies or transactions that might be available with respect to MSLO. Moelis’ opinion does not constitute advice or a recommendation to any stockholder of MSLO as to how such stockholder should vote or act with respect to the merger agreement and the transactions contemplated thereby or any other matter, including whether such stockholder should make a cash election or stock election.

For more information, see the section titled “MSLO Proposal 1: The Adoption of the Merger Agreement—Opinion of the Special Committee’s Financial Advisor” beginning on page 125.

Financial Interests of MSLO Directors and Officers in the MSLO Merger

Certain members of the MSLO Board of Directors and executive officers of MSLO may be deemed to have interests in the MSLO merger that are in addition to, or different from, the interests of other MSLO stockholders. The MSLO Board of Directors was aware of these interests and considered them, among other matters, in approving the MSLO merger and the merger agreement and in making the recommendations that the MSLO stockholders approve and adopt the merger agreement and approve the MSLO merger and the other transactions contemplated by the merger agreement. These interests include:

1.	Martha Stewart has entered in an employment agreement and certain other agreements with Holdings to take effect at the effective time of the mergers and pursuant to which Ms. Stewart will receive compensation for her services and certain other payments unrelated to her holdings as a stockholder of MSLO;

2.	Each outstanding and unvested equity interest held by MSLO executive officers, including Mr. Dienst, and other employees of MSLO, will become vested and cashed out based on the consideration payable to stockholders in the MSLO merger or, in the case of certain performance vesting awards, otherwise be settled for a cash payment upon consummation of the MSLO merger. In addition, Mr. Dienst will receive Holdings common stock in partial settlement of certain vested options which he has a contractual right to exercise for a period of 18 months following certain terminations of his employment;

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3.	Certain MSLO executive officers, including Messrs. Dienst and West and Ms. Hoffman, are parties to employment agreements with MSLO pursuant to which such officers may become entitled to receive severance benefits in the event that their employment with MSLO is terminated in connection with or following the MSLO merger; and

4.	To the extent that they continue in employment, executive officers will receive the benefit of certain covenants provided in the merger agreement pursuant to which, for one year following the effective time of the mergers, subject to any other contractual obligations, Holdings shall provide, or shall cause MSLO to provide, continuing employees of MSLO as of the effective time with (i) wage or base salary levels (but not short-term incentive compensation opportunities or other bonus plans) that are not less than those in effect immediately prior to the effective time, and (ii) employee benefits (excluding equity-based compensation) that are comparable in the aggregate to either those in effect at MSLO immediately prior to the Effective Time or those provided to similarly-situated employees of Sequential from time-to-time. Also, for one year following the effective time, severance arrangements of MSLO shall remain in place for these employees.

For a more complete description, see “MSLO Proposal 1: The Adoption of the Merger Agreement— Interests of Certain Persons in the Mergers” beginning on page 135.

Certain Governance Matters Following the Mergers

Following the consummation of the mergers, the membership of the Holdings Board of Directors is expected to be the same as the Sequential Board of Directors prior to the consummation of the mergers, however Martha Stewart is expected to join the Holdings Board of Directors. The executive officers of Holdings following the consummation of the mergers are expected to be the same as the executive officers of Sequential prior to the consummation of the mergers, and Martha Stewart is expected to become the Chief Creative Officer of Holdings.

Regulatory Clearances for the Mergers

The mergers are subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the “HSR Act,” which prevents Sequential and MSLO from completing the mergers until the applicable waiting period under the HSR Act is terminated or expires. Early termination of the waiting period was granted on July 17, 2015. As such there is no further regulatory clearance required for the closure of the mergers. See “The Mergers—Regulatory Clearances for the Mergers” beginning on page 77 for further information.

Litigation Related to the Mergers

In connection with the mergers, 13 putative stockholder class action lawsuits have been filed in the Court of Chancery of the State of Delaware. The first, styled David Shaev Profit Sharing Plan f/b/o David Shaev v. Martha Stewart Living Omnimedia Inc. et. al., was filed on June 25, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that MSLO, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The second, styled Malka Raul v. Martha Stewart Living Omnimedia Inc. et. al., was filed on June 26, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The third, styled Daniel Lisman v. Martha Stewart Living Omnimedia Inc. et. al., was filed on June 29, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that MSLO, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The fourth, styled Matthew Sciabacucchi v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 2, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that MSLO, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The fifth, styled Harold Litwin v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 5, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The sixth, styled Richard Schiffrin v. Martha Stewart, was filed on July 7, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The seventh, styled Cedric Terrell v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 8, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The eighth, styled Dorothy Moore v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 8, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The ninth, styled Paul Dranove v. Pierre De Villemejane. et. al., was filed on July 8, 2015 against the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The tenth, styled Phuc Nguyen v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 10, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The eleventh, styled Kenneth Steiner v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 16, 2015 against MSLO, the MSLO board, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO board breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The twelfth, styled Karen Gordon v. Martha Stewart et. al., was filed on July 27, 2015 against the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The thirteenth, styled Anne Seader v. Martha Stewart Living Omnimedia, Inc. et. al., was filed on July 28, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. On August 18, 2015, the Delaware Chancery Court issued an order consolidating these actions for all purposes under the caption In re Martha Stewart Living Omnimedia, Inc., et. al. to be the operative complaint in the consolidated action.

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MSLO, Sequential, Holdings and their respective directors believe these lawsuits are without merit and intend to defend them vigorously.

Completion of the Mergers

We currently expect to complete the mergers during 2015, subject to receipt of required stockholder approvals and the satisfaction or waiver of the other closing conditions. It is possible that factors outside the control of Sequential or MSLO could result in the mergers being completed at a later time or not at all. See “Description of the Merger Agreement—Conditions to Completion of the Mergers” beginning on page 86 for further information.

Solicitation of Alternative Proposals

The merger agreement provides that until 11:59 p.m., Eastern time, on July 22, 2015, referred to as the “no-shop period start date,” MSLO was permitted to solicit any inquiry or the making of any acquisition proposals from third parties and to participate in any negotiations or discussions with third parties with respect to any acquisition proposals. MSLO did not receive any acquisition proposals during this time. From and after the no-shop period start date and until the effective time of the MSLO merger or, if earlier, the termination of the merger agreement, MSLO is not permitted to solicit any inquiry or the making of any acquisition proposals or engage in any negotiations or discussions with any person relating to an acquisition proposal. Notwithstanding these restrictions, under certain circumstances, MSLO may, from and after the no-shop period start date and prior to the time the MSLO stockholders adopt the merger agreement, respond to a written and unsolicited acquisition proposal or engage in discussions or negotiations with the person making such an acquisition proposal. At any time before the merger agreement is adopted by the MSLO stockholders, if the MSLO Board of Directors determines that an acquisition proposal is a superior proposal, MSLO may terminate the merger agreement and enter into an alternative acquisition agreement with respect to such superior proposal, so long as MSLO complies with certain terms of the merger agreement, including paying a termination fee to Sequential. In particular, MSLO must notify Sequential at least three business days prior to effecting a change of recommendation or terminating the merger agreement and negotiate in good faith with Sequential during such period to make revisions to the merger agreement that would permit the MSLO Board of Directors not to take such action.

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See “Description of the Merger Agreement—Non-Solicitation Obligations and Exceptions” beginning on page 95 for further information.

Conditions to Completion of the Mergers

The obligations of each of Sequential and MSLO to effect the mergers are subject to the satisfaction or waiver of the following conditions:

•	the approval of the MSLO merger proposal by holders of at least a majority in combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock;

•	the approval of the MSLO merger proposal by holders of at least 50% in voting power of the outstanding MSLO Class A common stock not owned, directly or indirectly, by Martha Stewart and her affiliates;

•	the approval by Sequential stockholders of the merger agreement and the transactions contemplated thereby, which approval was received by written consent on June 22, 2015 following execution of the merger agreement;

•	the termination or expiration of any applicable waiting period under the HSR Act, which termination was granted on July 17, 2015;

•	the absence of any judgment, order, law or other legal restraint by a court or other governmental entity that prevents the consummation of the Sequential merger or the MSLO merger;

•	the SEC having declared effective the registration statement of which this combined statement/prospectus forms a part;

•	the approval for listing by the Nasdaq, subject to official notice of issuance, of the Holdings common stock issuable to the holders of Sequential common stock and MSLO common stock in connection with the mergers;

•	the other party’s representations and warranties being true and correct as of the date of the merger agreement and the effective time of the mergers, as though made at the effective time of the mergers (without giving effect to any materiality, material adverse effect and similar qualifiers) except where the failure of such representations and warranties to be true and correct would not, in the aggregate, reasonably be expected to have a material adverse effect; except for certain representations and warranties of the parties regarding capitalization, corporate authorization and brokers’ and finders’ fees, which must be true and correct both as of the date of the merger agreement and as of the effective time of the mergers as though made at the effective time of the mergers, except for immaterial inaccuracies in each case, provided that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period;

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement;

•	with respect to Sequential, the absence of any “MSLO Material Adverse Effect” (as defined in the merger agreement) and, with respect to MSLO, the absence of any “Sequential Material Adverse Effect” (as defined in the merger agreement);

•	with respect to Sequential, Sequential’s receipt of an opinion from Gibson, Dunn & Crutcher LLP to the effect that the mergers will qualify as a transaction described in Section 351 of the Code;

•	with respect to MSLO, MSLO’s receipt of an opinion from Debevoise & Plimpton LLP to the effect that the mergers will qualify as a transaction described in Section 351 of the Code; and

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•	receipt of certain other closing certificates and documents.

We cannot be certain when, or if, the conditions to the mergers will be satisfied or waived, or that the mergers will be completed. See “Description of the Merger Agreement—Conditions to Completion of the Mergers” beginning on page 86 for further information.

Termination of the Merger Agreement

Sequential and MSLO may mutually agree to terminate the merger agreement before the effective time of the mergers, even after receipt of applicable stockholder approval.

•	In addition, either Sequential or MSLO may terminate the merger agreement if:

•	the mergers are not consummated by December 22, 2015, referred to as the “end date;”

•	MSLO stockholders fail to approve the MSLO merger proposal;

•	any governmental authority of competent jurisdiction shall have issued a final and nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement; or

•	the other party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform would give rise to the failure of the applicable condition to consummate the mergers, unless such failure is reasonably capable of being cured and the breaching party is using its reasonable best efforts to cure such failure prior to the end date.

•	Sequential may terminate the merger agreement at any time prior to the MSLO special meeting, if the MSLO Board of Directors (i) has made an adverse recommendation change with respect to the MSLO merger, (ii) has failed to publicly reaffirm its recommendation with respect to the MSLO merger if requested by Sequential in certain circumstances or (iii) has intentionally and materially breached its obligations regarding the solicitation of alternative proposals or to hold the MSLO special meeting.

•	At any time prior to MSLO stockholder approval of the merger agreement and the transactions contemplated thereby, MSLO may terminate the merger agreement to enter into a binding agreement providing for a superior proposal pursuant to the provisions described under “Description of the Merger Agreement—Change of Board Recommendation.”

See “Description of the Merger Agreement—Termination of the Merger Agreement” beginning on page 101 for further information.

Expenses and Termination Fees

Generally, all fees and expenses incurred in connection with the mergers and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, the merger agreement provides that, upon termination of the merger agreement under certain circumstances, MSLO may be obligated to reimburse Sequential’s expenses in an amount not to exceed $2.5 million or to pay Sequential a termination fee (less any expenses previously paid) of either $7.5 million or $12.8 million. See “Description of the Merger Agreement—Termination Fee and Sequential Expenses” beginning on page 102 for a more complete discussion of the circumstances under which such expense reimbursement or termination fees will be required to be paid.

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Accounting Treatment

The mergers will be accounted for using the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations, referred to as “ASC 805.” U.S. GAAP requires that one of the two companies in the mergers be designated as the acquirer for accounting purposes based on the evidence available. Sequential will be treated as the acquiring entity for accounting purposes. In identifying Sequential as the acquiring entity, Sequential and MSLO took into account the composition of the Holdings Board of Directors, the designation of the senior management positions of Holdings and the size of each of Sequential and MSLO as well as the fact that the MSLO stockholders will be receiving a premium over the pre-combination fair value (as defined in U.S. GAAP) of MSLO common stock. See “The Mergers—Accounting Treatment” beginning on page 77.

Appraisal Rights

Holders of Sequential common stock do not have appraisal rights related to the mergers under the DGCL.

Under Section 262 of the DGCL, MSLO stockholders will be entitled to appraisal rights in connection with the MSLO merger. To perfect appraisal rights, a MSLO stockholder, among other things, must not vote for the adoption of the merger agreement, must continue to hold its shares of MSLO common stock through the effective time of the MSLO merger and must comply with all of the procedures required under Delaware law, including delivering a written demand for appraisal to MSLO before the taking of the vote on the MSLO merger proposal. Failure to follow any of the statutory procedures set forth in Section 262 may result in the loss or waiver of appraisal rights under Delaware law. Because of the complexity of Delaware law relating to appraisal rights, if any MSLO stockholder is considering exercising its appraisal rights, Sequential and MSLO encourage such MSLO stockholder to seek the advice of its own legal counsel.

A summary of the requirements under Delaware law to exercise appraisal rights is included in this document in the section titled “Appraisal Rights” beginning on page 189, and the text of Section 262 of the DGCL as in effect with respect to the MSLO merger is included as Annex F to this document. For more information on voting and the MSLO special meeting see “The MSLO Special Meeting” beginning on page 112.

Listing, Delisting and Deregistration

It is a condition to the completion of the mergers that the Holdings common stock to be issued to Sequential stockholders and MSLO stockholders in connection with the mergers be approved for listing on the Nasdaq, subject to official notice of issuance. Nasdaq has preliminarily advised that Holdings will be treated as a successor to Sequential’s existing listing. When the mergers are completed, each of the Sequential common stock and MSLO Class A common stock currently listed on the Nasdaq and the NYSE, respectively, will cease to be quoted on the Nasdaq and the NYSE and will subsequently be deregistered under the Exchange Act. See “The Mergers—Listing of Holdings Common Stock” beginning on page 79 and “The Mergers—Delisting and Deregistration of Sequential Common Stock and MSLO Class A Common Stock” beginning on page 79.

Comparison of Rights of Holdings Stockholders, Sequential Stockholders and MSLO Stockholders

Upon completion of the mergers, Sequential stockholders and MSLO stockholders receiving the stock consideration will become stockholders of Holdings and their rights will be governed by Delaware law and the governing corporate documents of Holdings in effect at the effective time of the mergers. Although the rights of Holdings’s stockholders will be similar to those of Sequential stockholders, Sequential stockholders and MSLO stockholders will have different rights once they become Holdings stockholders due to differences between the governing corporate documents of each of the entities. These differences are described in detail in the section titled “Comparison of Rights of Holdings Stockholders, Sequential Stockholders and MSLO Stockholders.”

Comparative Stock Prices and Dividends

Sequential common stock and MSLO Class A common stock are traded on the Nasdaq and the NYSE under the symbols SQBG and MSO, respectively. The following table presents trading information for shares of Sequential and MSLO Class A common stock on June 17, 2015, the last trading day prior to the publication by The Wall Street Journal of an article speculating about the mergers, and October 12, 2015, the latest practicable trading day before the date of this combined statement/prospectus.

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	Sequential Common Stock			MSLO Class A Common Stock
Date	High	Low	Close	High	Low	Close
June 17, 2015	$14.30	$13.82	$14.27	$5.23	$5.03	$5.10
October 12, 2015	$14.26	$13.75	$13.87	$6.08	$6.07	$6.08

The following table provides MSLO equivalent per share information on each of the specified dates. MSLO equivalent per share amounts are calculated by multiplying the Sequential per share amounts by an estimated exchange ratio of 0.2132 and adding $3.075 (the portion of the aggregate merger consideration to be paid to holders of MSLO common stock in cash). Such exchange ratio is calculated for illustrative purposes only by dividing $3.075, the portion of the aggregate merger consideration to be paid to holders of MSLO common stock in Holdings common stock, by $14.4248 (the volume weighted average price per share of Sequential common stock on the Nasdaq for the consecutive period over the five trading days ending on October 12, 2015, the last practicable date before the date of this combined statement/prospectus, as calculated by Bloomberg Financial LP under the function “VWAP”).

The market prices of Sequential common stock and MSLO Class A common stock will fluctuate before the effective time of the mergers and the exchange ratio used to determine the number of shares of Holdings common stock ultimately received by MSLO stockholders will depend on the volume weighted average price per share of Sequential common stock during the five-day period before the effective time of the mergers. Thus, MSLO stockholders who receive all or a portion of their consideration for the MSLO merger in Holdings common stock will not know the exact number of shares of Holdings common stock they will receive until the effective time of the mergers. Provided the other conditions to the consummation of the transaction are satisfied, we expect that the mergers will be completed shortly after the holders of MSLO’s common stock vote to approve the MSLO merger proposal at the MSLO special meeting.

	Sequential Common Stock			MSLO Equivalent per Share Data
Date	High	Low	Close	High	Low	Close
June 17, 2015	$14.30	$13.82	$14.27	$6.12	$6.02	$6.12
October 12, 2015	$14.26	$13.75	$13.87	$6.12	$6.01	$6.03

See “Comparative Stock Prices and Dividends” for more information beginning on page 171.

The MSLO Special Meeting

The MSLO special meeting will be held at [    ], on [    ], 2015, at [    ], local time. At the MSLO special meeting, MSLO stockholders will be asked:

1.	to consider and vote on the MSLO merger proposal;

2.	to consider and vote on the MSLO adjournment proposal; and

3.	to consider and vote on the MSLO compensation proposal.

You may vote at the MSLO special meeting if you owned shares of MSLO common stock at the close of business on [    ], 2015, the record date for the MSLO special meeting. As of the close of business on the record date, there were [    ] shares of MSLO Class A common stock and [    ] shares of MSLO Class B common stock outstanding and entitled to vote. You may cast one vote for each share of MSLO Class A common stock and ten votes for each share of MSLO Class B common stock that you owned as of the close of business on the record date.

As of the close of business on the record date, approximately [    ]% of the outstanding shares of MSLO Class A common stock and 100% of the outstanding shares of MSLO Class B common stock were held by MSLO’s directors and executive officers and their affiliates. Martha Stewart and certain of her affiliates, who collectively own approximately [    ]% of the outstanding shares of MSLO Class A common stock and 100% of the outstanding shares of MSLO Class B common stock, have entered into the Voting Agreement pursuant to which they have agreed to vote their shares of MSLO common stock in favor of the MSLO merger, subject to the terms and conditions set forth herein. We expect these stockholders and MSLO’s other directors and executive officers to vote their MSLO shares in favor of the above-listed proposals, although, other than the Voting Agreement entered into by Martha Stewart and certain of her affiliates described herein, none of them has entered into any agreements obligating him or her to do so.

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Completion of the mergers is conditioned, among other things, on approval of the MSLO merger proposal. Assuming a quorum is present, approval of the MSLO merger proposal requires the affirmative vote of both (1) holders of at least a majority in combined voting power of all outstanding MSLO Class A common stock and MSLO Class B common stock and (2) holders of at least 50% in voting power of the outstanding MSLO Class A common stock not owned, directly or indirectly, by Martha Stewart and her affiliates. As a result, approval of the MSLO merger proposal will require the vote of approximately [   ] shares of MSLO Class A common stock that are not owned, directly or indirectly, by Martha Stewart and her affiliates.

Approval of the MSLO adjournment proposal requires the affirmative vote of the holders of a majority of the combined voting power of the outstanding MSLO common stock present in person or represented by proxy at the MSLO special meeting and entitled to vote thereon, regardless of whether a quorum is present. Assuming a quorum is present, approval of the MSLO compensation proposal requires the affirmative vote of the holders of a majority of the combined voting power of the outstanding MSLO common stock present in person or represented by proxy at the MSLO special meeting and entitled to vote thereon.

For more information on the MSLO special meeting see “The MSLO Special Meeting” beginning on page 112.

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Selected Historical Financial Data of Sequential

The following table presents selected historical financial data of Sequential for the periods indicated. The selected historical financial data as of and for each of the years in the five-year period ended December 31, 2014 has been derived from the audited consolidated financial statements of Sequential . The historical consolidated financial information for Sequential as of and for the six months ended June 30, 2015 and 2014 has been derived from unaudited interim condensed consolidated financial statements of Sequential and, in the opinion of Sequential’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim periods. The information below does not reflect the financial information of Galaxy or of With You for any of the periods prior to Sequential’s acquisition of such businesses. The following information should be read together with Sequential’s consolidated financial statements and unaudited condensed consolidated financial statements and the notes related to those financial statements incorporated herein by reference. See “Where You Can Find More Information” beginning on page 193. Sequential’s historical consolidated financial information may not be indicative of the future performance of Sequential or the combined company.

	Six Months Ended June 30,		Years Ended December 31,
	2015	2014	2014	2013	2012	2011 (1)	2010 (1)
	(in thousands)
Consolidated Income Statement Data:
Net revenue	$33,852	$13,265	$41,837	$22,653	$5,274	$547	$—
Operating expenses	20,601	10,186	29,806	16,845	11,812	172	211
Income (loss) from operations	13,251	3,079	12,031	5,808	(6,538)	375	(211)
Income (loss) from continuing operations	2,111	332	(646)	(11,142)	(7,394)	239	(235)
Loss from discontinued operations:
Loss from discontinued operations of wholesale business, net of tax	—	—	—	(6,244)	(985)	(6,551)	(1,182)
Loss from discontinued operations of retail subsidiary, net of tax	—	—	—	—	(795)	(1,554)	(791)
Loss from discontinued operations of J. Lindeberg subsidiaries			—	—	—	(126)	(378)
Gain on sale of member interest in subsidiary			—	—	—	2,012	—
Loss from discontinued operations, net of tax	—	—	—	(6,244)	(1,780)	(6,219)	(2,351)
Consolidated net income (loss)	2,111	332	(646)	(17,386)	(9,174)	(5,980)	(2,586)
Noncontrolling interest:
Continuing operations			(422)	(588)	49	22	60
Discontinued operations of wholesale business			—	—	—	3,118	1,026
Discontinued operations of retail subsidiary			—	—	—	440	396
Discontinued operations of J. Lindeberg subsidiaries			—	—	—	63	189
Net (income) loss attributable to noncontrolling interest	(1,994)	(197)	(422)	(588)	49	3,643	1,671
Net income (loss) attributable to Sequential Brands Group, Inc. and Subsidiaries	$117	$135	$(1,068)	$(17,974)	$(9,125)	$(2,337)	$(915)
Basic and diluted earnings (loss) per share:
Continuing operations	$0.00	$0.01	$(0.04)	$(0.66)	$(3.04)	$0.11	$(0.07)
Discontinued operations	—	—	—	(0.35)	(0.74)	(1.08)	(0.31)
Attributable to Sequential Brands Group, Inc. and Subsidiaries	$0.00	$0.01	$(0.04)	$(1.01)	$(3.78)	$(0.97)	$(0.38)
Basic weighted average common shares outstanding	39,181,904	24,911,564	29,964,604	17,713,140	2,413,199	2,400,171	2,400,171
Diluted weighted average common shares outstanding	41,373,880	26,629,832	29,964,604	17,713,140	2,413,199	2,400,171	2,400,171

	As of June 30,		As of December 31,
	2015	2014	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$25,309	$15,775	$22,521	$25,125	$2,624	$243	$1,185
Working capital (deficiency) from continuing operations	25,152	11,026	23,584	17,745	(524)	(4,401)	914
Intangible assets, net	487,690	115,693	303,039	115,728	4,293	392	407
Total assets	748,418	146,439	526,363	153,605	8,976	2,188	9,440
Long-term debt, including current portion	295,500	54,064	175,500	57,931	3,502	1,750	750
Total equity (deficit)	336,977	79,728	264,900	81,169	(48)	(5,416)	2,753

(1) Sequential’s selected historical financial data for 2010 and 2011 affects the comparability of the information reflected.  In the second half of 2011, Sequential transitioned its business model to focus on licensing and brand management.  Prior to this time, Sequential designed, marketed and provided on a wholesale basis branded apparel and apparel accessories, as well as operated retail stores to sell its branded products.  In the second half of 2011, Sequential discontinued its wholesale distribution of branded apparel and apparel accessories, liquidated its existing inventory and closed its remaining stores.  To reflect Sequential’s business transition, in March 2012, Sequential changed its corporate name from People's Liberation, Inc. to Sequential Brands Group, Inc.

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Selected Historical Financial Data of MSLO

The following table presents selected historical financial data for MSLO for the periods indicated. The selected historical financial data as of and for each of the years in the five-year period ended December 31, 2014 has been derived from the audited consolidated financial statements of MSLO. The historical consolidated financial information for MSLO as of and for the six months ended June 30, 2015 and 2014 has been derived from unaudited interim consolidated financial statements of MSLO and, in the opinion of MSLO’s management, includes all normal and recurring adjustments that are considered necessary for the fair presentation of the results for the interim periods. The following information should be read together with MSLO’s consolidated financial statements and the notes related to those financial statements incorporated herein by reference. See “Where You Can Find More Information” beginning on page 194. MSLO’s historical consolidated financial information may not be indicative of the future performance of MSLO or the combined company.

	Six Months Ended
	June 30,		Years Ended December 31,
	2015	2014	2014 (1)	2013 (2)	2012 (3)	2011 (4)	2010 (5)
	( in thousands)
INCOME STATEMENT DATA REVENUES
Publishing	$11,853	$41,735	$82,139	$96,493	$122,540	$140,857	$145,573
Merchandising	22,981	27,803	57,371	59,992	57,574	48,614	42,806
Broadcasting	462	1,350	2,406	4,190	17,513	31,962	42,434
Total revenues	35,296	70,888	141,916	160,675	197,627	221,433	230,813
Operating (loss)/profit	(4,801)	54	(7,832)	(1,897)	(56,396)	(18,594)	(8,663)
Net loss	(5,319)	(836)	$(5,058)	$(1,772)	$(56,085)	$(15,519)	$(9,596)
PER SHARE DATA
Loss per share:
Basic and diluted—Net loss	$(0.09)	$(0.01)	$(0.09)	$(0.03)	$(0.83)	$(0.28)	$(0.18)
Weighted average common shares outstanding:
Basic and diluted	57,309,783	56,823,235	56,953,958	64,912,368	67,231,463	55,880,896	54,440,490
Dividends per common share	—	—	$—	$—	$—	$0.25	$—
FINANCIAL POSITION
Cash and cash equivalents	$3,955	$14,052	$11,439	$21,884	$19,925	$38,453	$23,204
Short-term investments	45,255	47,637	36,816	19,268	29,182	11,051	10,091
Restricted cash and investments	—	—	—	5,072	—	—	—
Total assets	104,904	140,852	121,479	148,367	154,260	216,120	222,314
Long-term obligations	—	—	—	—	—	—	7,500
Shareholders’ equity	63,606	71,825	68,685	70,475	95,516	147,947	139,033
OTHER FINANCIAL DATA
Cash flow provided by / (used in) operating activities	$2,522	$15,716	$2,706	$(1,495)	$396	$(2,142)	$2,332
Cash flow (used in) / provided by investing activities	(9,155)	(24,803)	(14,428)	4,378	(18,918)	6,886	153
Cash flow provided by / (used in) financing activities	(851)	1,255	1,277	(924)	(6)	10,505	(4,665)

NOTES TO SELECTED FINANCIAL DATA

(1) 2014 results included a non-cash intangible asset and goodwill impairment charge of $11.4 million in the Merchandising segment and restructuring charges of $3.6 million.

(2) 2013 results included restructuring charges of $3.4 million.

(3) 2012 results included a non-cash goodwill impairment charge of $44.3 million in the Publishing segment and restructuring charges of $4.8 million.

(4) 2011 results include restructuring charges of $5.1 million.

(5) 2010 results include the recognition of substantially all of the license fee of approximately $5.0 million from Hallmark Channel for a significant portion of the library of programming, as well as licensing revenue for other new programming delivered to Hallmark Channel.

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Summary Unaudited Pro Forma Condensed Combined Financial Information

The following table shows summary unaudited pro forma condensed combined financial information, referred to as the summary pro forma financial information, about the financial condition and results of operations of Holdings, after giving effect to the mergers and Sequential’s acquisitions of Galaxy, With You and Joe’s Jeans Licensing in each case prepared using the acquisition method of accounting with Sequential considered the accounting acquirer. See “The Mergers—Accounting Treatment” beginning on page 77 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 161 for more information.

The summary unaudited pro forma condensed combined balance sheet data, referred to as the summary pro forma balance sheet, combines the unaudited historical condensed consolidated financial position of Sequential, MSLO, Galaxy and With You as of June 30, 2015 and the unaudited historical condensed consolidated financial position of Joe’s Jeans Licensing as of May 31, 2015, giving effect to the mergers and the With You acquisition as if each had been consummated on June 30, 2015.

The summary unaudited pro forma condensed combined statement of operations data for the fiscal year ended December 31, 2014 and for the six months ended June 30, 2015 assumes that the mergers, the Galaxy acquisition, the With You acquisition and the Joe’s Jeans Licensing acquisition each took place on January 1, 2014, the beginning of Sequential’s most recently completed fiscal year. Sequential’s audited historical condensed consolidated operating results have been combined with MSLO’s and With You’s audited historical condensed combined operating results for the year ended December 31, 2014, Joe’s Jeans Licensing’s audited historical condensed combined operating results for the year ended November 30, 2014 and Galaxy’s unaudited consolidated operating results for the six months ended June 30, 2014. Sequential’s unaudited historical condensed consolidated operating results have been combined with MSLO’s and With You’s unaudited historical condensed consolidated operating results for the six months ended June 30, 2015 and Joe’s Jeans Licensing’s unaudited historical condensed consolidated operating results for the six months ended May 31, 2015. The summary unaudited pro forma condensed combined statement of operations data for the fiscal year ended December 31, 2014 and the summary unaudited pro forma condensed combined statement of operations data for the six months ended June 30, 2015 are collectively referred to as the summary pro forma statements of operations.

The summary pro forma information does not reflect the impact of possible revenue or earnings enhancements or cost savings from operating efficiencies or synergies from the mergers. Also, the summary pro forma information does not reflect possible adjustments related to restructuring or integration activities that have yet to be determined or transaction or other costs following the mergers that are not expected to have a continuing impact on the business of the combined company. Further, one-time transaction-related expenses anticipated to be incurred prior to, or concurrent with, the closing of the mergers are not included in the summary pro forma statements of operations. However, the impact of such transaction expenses is reflected in the summary pro forma balance sheet as a decrease to retained earnings and as a decrease to cash or increase to debt. In addition, the summary pro forma information does not purport to project the future financial position or operating results of the combined company. Further, results may vary significantly from the results reflected because of various factors, including those discussed under the heading “Risk Factors” beginning on page 36.

The summary pro forma information is presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been completed as of the beginning of the periods presented, nor are they necessarily indicative of the future operating results or financial position of the combined company following the mergers. In addition, the summary pro forma information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes to the information presented.

The summary pro forma information has been derived from and should be read in conjunction with the consolidated financial statements and the related notes of Sequential and MSLO and the financial statements of Sequential, Galaxy, With You and Joe’s Jeans Licensing, each incorporated herein by reference, and the more detailed unaudited pro forma condensed combined consolidated financial information, including the notes thereto, appearing elsewhere in this combined statement/prospectus. See “Where You Can Find More Information” beginning on page 193 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 161.

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	As of or for the Six Months Ended June 30, 2015	For the Year Ended December 31, 2014
	(dollars in thousands, except per share data)
Pro Forma Condensed Combined Statement of Operations Data:
Net revenue	$74,007	$220,798
Operating expenses	$61,838	$201,583
Income from operations	$12,169	$19,215
Loss from continuing operations	$(5,668)	$(17,792)
Net loss attributable to Sequential Brands Group, Inc. and Subsidiaries	$(8,790)	$(22,488)
Basic loss per share	$(0.16)	$(0.43)
Diluted loss per share	$(0.16)	$(0.43)

Pro Forma Condensed Combined Balance Sheet Data:
Total assets	$1,350,256
Total liabilities	$855,609
Total stockholders’ equity attributable to Sequential Brands Group, Inc. and Subsidiaries	$420,943
Total liabilities and stockholders’ equity	$1,350,256

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Equivalent and Comparative Per Share Information

The following tables set forth (i) selected per share information for Sequential common stock on a historical basis for the year ended December 31, 2014 and the six months ended June 30, 2015, (ii) selected per share information for MSLO common stock on a historical basis for the year ended December 31, 2014 and the six months ended June 30, 2015, (iii) selected per share information for Holdings common stock on a pro forma combined basis for the year ended December 31, 2014 and the six months ended June 30, 2015 and (iv) selected per share information for MSLO common stock on a pro forma equivalent basis for the year ended December 31, 2014 and the six months ended June 30, 2015. Except for the historical information as of and for the year ended December 31, 2014, the information in the table is unaudited. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the mergers had been completed as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. You should read the data with the historical consolidated financial statements and related notes of Sequential and MSLO contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2014, and Sequential’s and MSLO’s respective Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015, all of which are incorporated by reference into this combined statement/prospectus. See “Where You Can Find More Information” beginning on page 194.

Holdings’s pro forma combined earnings per share was calculated by dividing the total combined Sequential and MSLO pro forma stockholders’ equity by pro forma equivalent common shares (estimated as of October 12, 2015). Sequential has not previously declared dividends, and MSLO has not declared dividends during the periods set forth below. MSLO’s pro forma equivalent per share amounts were calculated by multiplying Holdings’s pro forma combined per share amounts by an estimated exchange ratio of 0.2132. Such exchange ratio is calculated for illustrative purposes only by dividing $3.075, the portion of the aggregate merger consideration to be paid to holders of MSLO common stock in Holdings common stock, by $14.4248, (the volume weighted average price per share of Sequential common stock on the Nasdaq for the consecutive period over the five trading days ending on October 12, 2015, the last practicable date before the date of this combined statement/prospectus, as calculated by Bloomberg Financial LP under the function “VWAP”). See “Unaudited Pro Forma Condensed Combined Financial Information” for more information beginning on page 161.

	As of or for the Six Months Ended June 30, 2015	As of or for the Year Ended December 31, 2014
Sequential – Historical Data:
Book value per share	$6.59	$6.57
Diluted earnings (loss) per share attributable to Sequential stockholders from continuing operations	$0.00	$(0.04)
Basic earnings (loss) per share attributable to Sequential stockholders from continuing operations	$0.00	$(0.04)

	As of or for the Six Months Ended June 30, 2015	As of or for the Year Ended December 31, 2014
MSLO – Historical Data:
Book value per share	$1.10	$1.20
Diluted earnings per share attributable to MSLO stockholders from continuing operations	$(0.09)	$(0.09)
Basic earnings per share attributable to MSLO stockholders from continuing operations	$(0.09)	$(0.09)

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	As of or for the Six Months Ended June 30, 2015	As of or for the Year Ended December 31, 2014
Holdings Pro Forma Combined:
Book value per share	$7.79	N/A
Diluted loss per share attributable to Holdings stockholders from continuing operations	$(0.16)	$(0.43)
Basic loss per share attributable to Holdings stockholders from continuing operations	$(0.16)	$(0.43)

	As of or for the Six Months Ended June 30, 2015	As of or for the Year Ended December 31, 2014
MSLO – Pro Forma Equivalent:
Book value per share	$1.66	N/A
Diluted loss per share attributable to MSLO stockholders from continuing operations	$(0.03)	$(0.09)
Basic loss per share attributable to MSLO stockholders from continuing operations	$(0.03)	$(0.09)

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RISK FACTORS

In addition to the other information included and incorporated by reference into this combined statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risks before deciding whether to vote for the MSLO merger proposal and the MSLO compensation proposal, in the case of MSLO stockholders. In addition, you should read and consider the risks associated with each of the businesses of Sequential and MSLO because these risks will also affect the combined company. Descriptions of some of these risks can be found in the sections titled “Risk Factors” in the Annual Report on Form 10-K of Sequential and the Annual Report on Form 10-K, as amended, of MSLO for the year ended December 31, 2014, in each case as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this combined statement/prospectus. You should also read and consider the other information in this combined statement/prospectus and the other documents incorporated by reference into this combined statement/prospectus. See the section titled “Where You Can Find More Information.”

Risks Related to the Mergers

MSLO Stockholders and Sequential Stockholders Cannot be Certain of the Merger Consideration They Will Receive

In the MSLO merger, MSLO stockholders electing to receive some or all of their consideration in stock, and those receiving stock consideration due to proration, will receive, for each share of MSLO common stock for which such stockholder is receiving stock consideration, a number of shares of Holdings common stock equal to $6.15 divided by the Sequential trading price, rather than a fixed number of shares of Holdings common stock. The market values of MSLO common stock and Sequential common stock at the time of the mergers may vary significantly from their prices on the date the merger agreement was executed, the date of this combined statement/prospectus or the date on which MSLO stockholders vote on the merger agreement. The percentage of outstanding Holdings common stock that MSLO stockholders will hold immediately following the effective time may fluctuate based upon the trading price of Sequential common stock, but would have been approximately 23.1% on June 17, 2015, the last trading day prior to the publication by The Wall Street Journal of an article that included speculation about the mergers, based on the number of shares of Sequential common stock and MSLO common stock issued and outstanding and the closing price per share of Sequential common stock on such date, and would have been approximately 23.1% on October 12, 2015, the last practicable date before the printing of this combined statement/prospectus, based on the volume weighted average price per share of Sequential common stock on the Nasdaq for the consecutive period over the five trading days ending on October 12, 2015, as calculated by Bloomberg Financial LP under the function “VWAP,” and the number of shares of Sequential common stock (40,768,676 shares) and MSLO common stock (57,496,693 shares) issued and outstanding as of October 12, 2015. Accordingly, at the time of the MSLO special meeting, MSLO stockholders will not know or be able to determine the number of shares of Holdings common stock they will receive upon completion of the mergers. Provided the other conditions to the completion of the mergers are satisfied, we expect that the effective time of the mergers will be shortly after the holders of MSLO’s common stock vote to approve the MSLO merger at the MSLO special meeting. All of the merger consideration to be received by Sequential stockholders will be Holdings common stock. Because of this, the value of the Sequential merger consideration will fluctuate between now and the completion of the mergers with the share price of Sequential common stock. The market values of MSLO common stock and Sequential common stock may vary significantly from the date of the special meeting to the date of the completion of the mergers.

Changes in the market prices of MSLO common stock and Sequential common stock may result from a variety of factors that are beyond the control of MSLO or Sequential, including changes in their businesses, operations and prospects, regulatory considerations, governmental actions, and legal proceedings and developments. Market assessments of the benefits of the mergers, the likelihood that the mergers will be completed and general and industry-specific market and economic conditions may also have an effect on the market price of MSLO common stock and Sequential common stock. Changes in market prices of MSLO common stock and Sequential common stock may also be caused by fluctuations and developments affecting domestic and global securities markets. Neither MSLO nor Sequential is permitted to terminate the merger agreement solely because of changes in the market prices of either party’s common stock.

You are urged to obtain recent prices for MSLO common stock and Sequential common stock. We cannot assure you that the mergers will be completed, that there will not be a delay in the completion of the mergers or that all or any of the anticipated benefits of the mergers will be obtained. See “Comparative Stock Prices and Dividends” for ranges of historic prices of MSLO common stock and Sequential common stock.

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MSLO Stockholders May Receive a Form of Consideration Different from What They Elect

In the MSLO merger, MSLO’s stockholders will have the opportunity to elect to receive, for each share of MSLO common stock they own immediately prior to the mergers, either $6.15 in cash or a number of shares of Holdings common stock, equal to $6.15 divided by the Sequential trading price. MSLO stockholders who do not make an election shall receive, for each share of MSLO common stock they own immediately prior to the MSLO merger, either $6.15 in cash or the same number of shares of Holdings common stock as if they had made a stock election, subject to proration as set forth in the merger agreement. The aggregate amount of cash to be paid to MSLO stockholders is fixed in the merger agreement and as a result, if the cash election is oversubscribed or undersubscribed, then the cash and stock elections will be subject to proration to ensure that the total amount of cash paid to MSLO stockholders in the aggregate equals $176,681,757.15. However, if any MSLO stockholder votes in favor of the merger agreement and makes a cash election with respect to one-half of its shares and a stock election for one-half of its shares, such stockholder’s cash and stock elections will not be subject to proration.

For illustrative examples of how the proration and adjustment procedures would work in the event there is an undersubscription or oversubscription of the cash election in the MSLO merger, see “Description of the Merger Agreement—MSLO Merger Consideration for MSLO Stockholders—Proration.”

The Market Price for Holdings Common Stock May Be Affected by Factors Different from Those that Historically Have Affected MSLO Common Stock and Sequential Common Stock

Upon completion of the mergers, holders of shares of Sequential common stock and holders of shares of MSLO common stock (other than those who elect to, and do, receive all cash or who validly demand and perfect and do not lose or waive their appraisal rights) will become holders of shares of Holdings common stock. MSLO’s businesses differ from those of Sequential, and accordingly the results of operations of Holdings will be affected by some factors that are different from those currently affecting the results of operations of each of Sequential and MSLO. For a discussion of the businesses of MSLO and Sequential and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this combined statement/prospectus and referred to under “Where You Can Find More Information.”

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If the Mergers Do Not Constitute a Transaction Described In Section 351 of the Code or Otherwise, Sequential Stockholders May Be Required to Pay Substantial U.S. Federal Income Taxes

As a condition to the completion of the Sequential merger, Gibson, Dunn & Crutcher LLP, tax counsel to Sequential, must have delivered an opinion, dated the date of the effective time of the mergers, to the effect that the mergers will constitute a transaction described in Section 351 of the Code. The opinion will assume that the mergers will be completed according to the terms of the merger agreement and that the parties will report the transactions in a manner consistent with the opinion. The opinion will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this combined statement/prospectus forms a part), representations of Sequential, MSLO and others to be delivered at the time of closing, customary assumptions and certain other documents. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the opinion of Gibson Dunn & Crutcher LLP and the U.S. federal income tax consequences of the mergers could be adversely affected. The opinion will be based on current law in effect on the date of the opinion, and cannot be relied upon if such law changes with retroactive effect. An opinion of counsel represents counsel’s best legal judgment but is not binding on the U.S. Internal Revenue Service (the “IRS”) or on any court. Sequential does not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the Sequential merger. Consequently, we cannot assure you that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth in this combined statement/prospectus or any of the tax consequences described in the tax opinion. If the IRS were to be successful in any such contention, or if for any other reason the Sequential merger were to fail to constitute a tax-free transaction under Section 351 of the Code or otherwise, then each Sequential stockholder would recognize gain or loss with respect to all such stockholder’s shares of Sequential common stock equal to the difference between (A) the fair market value of the Holdings common stock received and (B) the stockholder’s basis in the Sequential common stock exchanged. For additional information regarding the U.S. federal income tax consequences to Sequential stockholders, please see the section titled “Material U.S. Federal Income Tax Consequences of the Mergers.”

If the Mergers Do Not Constitute a Transaction Described In Section 351 of the Code, MSLO Stockholders May Be Required to Pay Substantial U.S. Federal Income Taxes

As a condition to the completion of the MSLO merger, Debevoise & Plimpton LLP, tax counsel to MSLO, must have delivered an opinion, dated the date of the effective time of the mergers, to the effect that the mergers will constitute a transaction described in Section 351 of the Code. The opinion will assume that the mergers will be completed according to the terms of the merger agreement and that the parties will report the transactions in a manner consistent with the opinion. The opinion will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this combined statement/prospectus forms a part), representations of Sequential, MSLO and others to be delivered at the time of closing, customary assumptions and certain other documents. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the opinion of Debevoise & Plimpton LLP and the U.S. federal income tax consequences of the mergers could be adversely affected. The opinion will be based on current law in effect on the date of the opinion, and cannot be relied upon if such law changes with retroactive effect. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or on any court. MSLO does not intend to request any ruling from the IRS as to the U.S. federal income tax consequences of the MSLO merger. Consequently, we cannot assure you that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth in this combined statement/prospectus or any of the tax consequences described in the tax opinion. If the IRS were to be successful in any such contention, or if for any other reason the MSLO merger were to fail to constitute a tax-free transaction within the meaning of Section 351 of the Code, then each MSLO stockholder would recognize gain or loss with respect to all such stockholder’s shares of MSLO common stock equal to the difference between (A) the aggregate amount of cash and the fair market value of the Holdings common stock received and (B) the stockholder’s basis in the MSLO common stock exchanged. For additional information regarding the U.S. federal income tax consequences to MSLO stockholders, please see the section titled “Material U.S. Federal Income Tax Consequences of the Mergers.”

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Failure to Complete the Mergers Could Negatively Affect the Stock Price and the Future Business and Financial Results of MSLO or Sequential

If the mergers are not completed, MSLO’s and Sequential’s respective businesses may be adversely affected by the failure to pursue other beneficial opportunities due to the focus of their respective managements on the mergers, without realizing any of the anticipated benefits of completing the mergers. In addition, the market price of MSLO common stock and/or Sequential common stock might decline to the extent that the current market prices reflect a market assumption that the mergers will be completed. If the merger agreement is terminated and the MSLO Board of Directors or Sequential Board of Directors seeks another merger or business combination, MSLO stockholders and Sequential stockholders cannot be certain that MSLO or Sequential, as applicable, will be able to find a party willing to offer equivalent or more attractive consideration than the consideration to be provided in the mergers. If the merger agreement is terminated under certain circumstances, MSLO may be required to reimburse Sequential’s expenses or pay a termination fee of up to $12.8 million, less expenses previously paid, to Sequential, depending on the circumstances surrounding the termination. MSLO and Sequential also could be subject to litigation related to any failure to complete the mergers or related to any enforcement proceeding commenced against MSLO or Sequential to perform their respective obligations under the merger agreement. See “Description of the Merger Agreement—Termination of the Merger Agreement.”

Holdings Expects to be Leveraged as a Result of the Mergers and Holdings’s Debt Service Obligations Could Harm its Ability to Operate its Business, Remain in Compliance with Debt Covenants and Make Payments on its Debt

As a result of the mergers, Holdings expects to be leveraged at approximately 5.2 times net debt to "Adjusted EBITDA" and to have significant debt service obligations. “Adjusted EBITDA” is defined as net (loss) income, excluding interest income or expense, taxes, depreciation and amortization, and excluding deal costs, non-cash compensation, gain on sale of People's Liberation brand and Brand Matter LLC purchase price adjustment. Sequential’s management uses Adjusted EBITDA as a measure of operating performance to assist in comparing performance from period to period on a consistent basis and to identify business trends relating to Sequential’s financial condition and results of operations. Sequential believes Adjusted EBITDA provides additional information for determining its ability to meet future debt service requirements and capital expenditures. On June 22, 2015, Sequential entered into a commitment letter with GSO, pursuant to which GSO has committed to provide up to $360,000,000 Second Lien Facility, subject to certain increases as described herein. See “The Mergers—Financing of the Mergers.” The commitment of GSO under the commitment letter is subject to various conditions, including the negotiation and execution of a definitive financing agreement and the consummation of the mergers prior to December 22, 2015 in accordance with the terms and conditions set forth in the merger agreement. Holdings expects to borrow at the effective time of the mergers the funds available at such time and to use the proceeds therefrom to refinance and repay, in full, Sequential’s existing indebtedness under its existing Amended and Restated Second Lien Credit Agreement, dated as of April 8, 2015, to finance the mergers and to pay fees and transaction costs related to the mergers and the Second Lien Facility, for working capital, capital expenditure and other lawful corporate purposes of Holdings and its subsidiaries. After the effective time of the mergers, Holdings expects to use the proceeds of any borrowings for corporate purposes of Holdings and its subsidiaries.

Holdings’s expected level of indebtedness increases the possibility that it may be unable to generate cash sufficient to pay when due the principal of, interest on or other amounts due in respect of such indebtedness. In addition, Holdings and its subsidiaries may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents that will be governing its indebtedness. If Holdings incurs additional debt, the risks associated with its leverage, including Holdings’s ability to service debt, would increase.

Holdings’s debt could have other important consequences, which include, but are not limited to, the following:

•	a substantial portion of Holdings’s cash flow from operations could be required to pay principal and interest on its debt;
•	Holdings’s interest expense could increase if interest rates increase because the loans under the Second Lien Facility would generally bear interest at floating rates;
•	Holdings’s leverage could increase its vulnerability to general economic downturns and adverse competitive and industry conditions, placing it at a disadvantage compared to those of its competitors that are less leveraged;
•	Holdings’s debt service obligations could limit its flexibility in planning for, or reacting to, changes in its business and in the brand licensing industry;
•	Holdings’s failure to comply with the financial and other restrictive covenants in the documents governing its indebtedness could result in an event of default that, if not cured or waived, results in foreclosure on substantially all of its assets; and
•	Holdings’s level of debt may restrict it from raising additional financing on satisfactory terms to fund strategic acquisitions, investments, joint ventures and other general corporate requirements.

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Sequential (and after the closing date, Holdings) cannot be certain that its earnings will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If Sequential (and after the closing date, Holdings) does not have sufficient earnings, Sequential may be required to seek to refinance all or part of our then existing debt, sell assets, borrow more money or sell more securities, none of which Sequential can guarantee that they will be able to do and which, if accomplished, may adversely affect Sequential.

MSLO and Sequential Will Be Subject to Business Uncertainties and Contractual Restrictions While the Mergers Are Pending

Uncertainty about the effect of the mergers on business relationships and customers may adversely affect MSLO or Sequential, and consequently the combined company. These uncertainties may cause business partners, customers and others that deal with the parties to seek to change existing business relationships with them. Furthermore, each of MSLO and Sequential is dependent on the experience and industry knowledge of its officers and other key employees to execute their respective business plans. The combined company’s success after the mergers will depend in part upon the ability of MSLO and Sequential to retain key management personnel and other key employees. Current and prospective employees of MSLO and Sequential may experience uncertainty about their roles within the combined company following the mergers, which may adversely affect the ability of each of MSLO and Sequential to attract or retain key management and other key personnel. Accordingly, we cannot assure you that the combined company will be able to attract or retain key management personnel and other key employees of MSLO and Sequential to the same extent that MSLO and Sequential have previously been able to attract or retain their employees.

Additionally, the merger agreement restricts each of MSLO and Sequential from making certain acquisitions and expenditures, entering into certain contracts, and taking other specified actions until the mergers occur, without the consent of the other party. These restrictions may prevent MSLO or Sequential from pursuing attractive business opportunities that may arise prior to the completion of the mergers. See “Description of the Merger Agreement—Conduct of Business Prior to the Effective Time.”

MSLO Directors and Officers May Have Interests in the MSLO Merger Different from the Interests of MSLO Stockholders

Certain of the directors and executive officers of MSLO negotiated the terms of the merger agreement, and the MSLO Board of Directors (except for Martha Stewart, who recused herself), acting upon the unanimous recommendation of a special committee comprised solely of independent directors, recommended that the stockholders of MSLO vote in favor of the MSLO merger proposal. These directors and executive officers may have interests in the MSLO merger that are different from, or in addition to or in conflict with, those of MSLO stockholders. These interests include, in the case of Ms. Stewart, the benefit of certain agreements entered into with Holdings that will become effective upon the consummation of the mergers; the treatment in the MSLO merger of stock options, restricted stock units, performance stock options, performance restricted stock units, bonus awards, employment agreements (which include, change-in-control severance arrangements)and other rights held by MSLO directors and executive officers and the indemnification of former MSLO directors and officers by Holdings. In addition, the merger agreement provides that Martha Stewart will serve as Chief Creative Officer and be a director of Holdings following the mergers and she has entered into certain other agreements with Holdings in connection with the mergers. See “Interests of Certain Persons in the Mergers—Agreements with Martha Stewart Related to the Mergers.” MSLO stockholders should be aware of these interests when they consider their board of directors’ recommendation that they vote in favor of the MSLO merger proposal and MSLO compensation proposal.

The MSLO Board of Directors was aware of these interests when it declared the advisability of the merger agreement, determined that it was fair to the MSLO stockholders and recommended that the MSLO stockholders adopt the merger agreement. The interests of MSLO directors and executive officers are described in more detail in the section titled “MSLO Proposal 1: The Adoption of the Merger Agreement—Interests of Certain Persons in the Mergers.”

Shares of Holdings Common Stock to Be Received by MSLO Stockholders in the MSLO Merger and Sequential Stockholders in the Sequential Merger Will Have Rights Different from the Shares of MSLO Common Stock and Sequential Common Stock, Respectively

Upon completion of the mergers, the rights of former MSLO stockholders and Sequential stockholders who become Holdings stockholders will be governed by the certificate of incorporation and bylaws of Holdings. The rights associated with shares of Holdings common stock are different from the rights associated with shares of MSLO common stock or Sequential common stock. See “Comparison of Rights of Holdings Stockholders, Sequential Stockholders and MSLO Stockholders.”

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The Merger Agreement Contains Provisions that May Discourage Other Companies from Trying to Enter into a Strategic Transaction with MSLO for Greater Consideration

The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to MSLO that might result in greater value to MSLO stockholders than the MSLO merger, both during the pendency of the transaction as well as afterward, should the mergers not be consummated. These merger agreement provisions include a general prohibition on MSLO from soliciting, or, subject to certain exceptions, entering into discussions with any third party regarding any acquisition or combination proposal or offers for competing transactions after July 22, 2015. In addition, MSLO may be required to reimburse Sequential’s expenses in an amount not to exceed $2.5 million or to pay to Sequential a termination fee of $7.5 million or $12.8 million (in each case less any expenses previously paid) in certain circumstances involving acquisition proposals for competing transactions. For further information, please see the sections titled “Description of the Merger Agreement—Termination of the Merger Agreement” and “Description of the Merger Agreement—Termination Fee and Sequential Expenses.”

The Unaudited Pro Forma Condensed Combined Financial Statements Included in this Combined Statement/Prospectus Are Illustrative and the Actual Financial Condition and Results of Operations After the Mergers May Differ Materially

The unaudited pro forma condensed combined financial statements in this document are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and are not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the mergers been completed on the dates indicated. The actual financial condition and results of operations of the combined company following the mergers may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect Holdings’s financial condition and results of operations following the mergers. Any potential decline in the combined company’s financial condition or results of operations may cause significant declines in the price of Holdings common stock after completion of the mergers. For more information, see “Unaudited Pro Forma Condensed Combined Financial Information.”

The Opinions of the MSLO Special Committee’s and Sequential’s Financial Advisors Will Not Be Updated to Reflect Changes in Circumstances Between the Signing of the Merger Agreement and the Completion of the Mergers

The Special Committee and Sequential have not obtained updated opinions from their respective financial advisors as of the date of this document, and neither the Special Committee nor Sequential anticipates asking its financial advisors to update their opinions. Because the Special Committee’s and Sequential’s financial advisors will not be updating their opinions, which were issued in connection with the signing of the merger agreement on June 22, 2015, the opinions will not address the fairness of the merger consideration from a financial point of view at the time of the MSLO special meeting or at the time the mergers are completed. Changes in the operations and prospects of MSLO or Sequential, general market and economic conditions and other factors that may be beyond the control of MSLO or Sequential, and on which the Special Committee’s and Sequential’s financial advisors’ opinions were based, may significantly alter the prices of the shares of MSLO common stock or Sequential common stock by the time the MSLO special meeting will be held or the time the mergers are completed. The opinions do not speak as of the time the MSLO special meeting will be held or the time the mergers will be completed or as of any date other than the date of such opinions. The MSLO Board of Directors’ recommendation that MSLO stockholders vote “FOR” the MSLO merger proposal, however, is made as of the date of this document. For a description of the opinions that the Special Committee and Sequential received from their respective financial advisors, please refer to “MSLO Proposal 1: The Adoption of the Merger Agreement—Opinion of the Special Committee’s Financial Advisor” and “Sequential Information Statement Regarding the Adoption of the Merger Agreement and Related Matters—Opinion of Sequential’s Financial Advisor.”

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The Mergers are Subject to Certain Conditions and if These Conditions are not Satisfied or Waived, the Mergers May Not be Completed

The obligations of Sequential and MSLO to complete the mergers are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, including: (a) the receipt of Sequential and MSLO stockholder approval (with the Sequential stockholder approval having been obtained on June 22, 2015); (b) the approval for listing by the Nasdaq of the Holdings common stock to be issued as consideration in the Sequential merger and the MSLO merger (subject to official notice of issuance); (c) the expiration or termination of the HSR Act waiting period (such a termination was granted on July 17, 2015); (d) the registration statement on Form S-4 (of which this combined statement forms a part) having been declared effective by the SEC prior to the mailing of this combined statement/prospectus and the SEC not having issued any stop order suspending the effectiveness of the registration statement on Form S-4 or initiated or threatened any proceedings seeking such a stop order; (e) the absence of any law or order from any court or governmental entity preventing or prohibiting the consummation of the transactions contemplated by the merger agreement; and (f) other customary conditions for a transaction of this type. See the section titled “Description of the Merger Agreement—Conditions to Completion of the Mergers” for more information.

The satisfaction of all of the required conditions could delay the completion of the mergers for a significant period of time or prevent the mergers from occurring. Any delay in completing the mergers could cause Sequential and MSLO not to realize some or all of the benefits expected to be achieved if the mergers are successfully completed within the expected timeframe. Further, there can be no assurance that the conditions to the closing of the mergers and the other transactions contemplated by the merger agreement will be satisfied or waived or that the mergers will be completed at all.

Thirteen Lawsuits Challenging the Mergers have been Filed Against MSLO and/or Sequential, and the MSLO Directors, and an Adverse Ruling may Prevent the Mergers from Being Completed

As of the date of their combined statement/prospectus MSLO and/or Sequential, as well as the members of the MSLO Board of Directors, have been named as defendants in 13 lawsuits brought by purported stockholders of MSLO challenging the MSLO Board of Directors’ actions in connection with the merger agreement and seeking, among other things, injunctive relief to enjoin the defendants from completing the mergers on the agreed-upon terms. See “The Mergers—Litigation Related to the Mergers” for more information about the lawsuits that have been filed related to the mergers. One of the conditions to the closing of the mergers is that no governmental entity of competent jurisdiction has issued a final and nonappealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement. Consequently, if a settlement or other resolution is not reached in the lawsuits referenced above and the plaintiffs secure injunctive or other relief prohibiting MSLO and Sequential’s ability to complete the mergers, then such injunctive or other relief may prevent the mergers from becoming effective within the expected timeframe or at all.

Risks Related to the Business of the Combined Company Upon Completion of the Mergers

The Combined Company May Fail to Realize the Anticipated Benefits of the Mergers

The success of the mergers will depend on, among other things, the combined company’s ability to combine the MSLO and Sequential businesses in a manner that facilitates growth opportunities, realizes anticipated synergies, and achieves the projected stand-alone cost savings and revenue growth trends identified by each company. On a combined basis, Holdings expects to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies, as well as greater efficiencies from increased scale and market integration. Management also expects the combined company will enjoy other benefits, including better pricing power, expanded product offerings and increased geographic reach of the combined businesses.

However, management of the combined company must successfully combine the businesses of MSLO and Sequential in a manner that permits these cost savings, synergies and other benefits to be realized. Actual synergies, if achieved, may be lower than what Holdings expects or may take longer to achieve than anticipated. In addition, the combined company must achieve the anticipated savings, synergies and benefits without adversely affecting current revenues and investments in future growth. An inability to realize the full extent of the anticipated benefits of the mergers and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of Holdings common stock after the completion of the mergers.

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The Failure to Integrate Successfully Certain Businesses and Operations of the Combined Company in the Expected Time Frame May Adversely Affect the Combined Company’s Future Results

Historically, MSLO and Sequential have operated as independent companies, and they will continue to do so until the effective time of the mergers. In addition, Sequential recently acquired the businesses of Galaxy and With You which were, until their acquisition, operated as independent companies. After the consummation of the mergers, the management of Holdings may face significant challenges in consolidating MSLO, Sequential, Galaxy and With You, integrating their organizations, procedures, policies and operations, addressing differences in the business cultures and retaining key personnel. In particular, Sequential has not historically owned or operated publishing assets and the combined company will need to determine the appropriate course for integrating and operating such assets on a going forward basis. The integration may be complex and time consuming, and could require substantial resources and effort. The integration process and other disruptions resulting from the business combinations mentioned above may also disrupt each company’s ongoing businesses or cause inconsistencies in standards, controls, procedures and policies that adversely affect Holdings’s relationships with employees, business partners, customers and others with whom they have business or other dealings, or limit Holdings’s ability to achieve the anticipated benefits of the mergers. In addition, difficulties in integrating the businesses mentioned above could harm the reputation of Holdings.

If Holdings is not able to successfully combine its businesses in an efficient, effective and timely manner, the anticipated benefits and cost savings of the mergers may not be realized fully, or at all, or may take longer to realize than expected, and the value of Holdings common stock may be affected adversely.

Holdings’s Success and the Expected Benefits of the Mergers Depend in Part on the Continued Success of the MSLO Brands and the Reputation and Popularity of Martha Stewart. Any Adverse Reactions to Publicity Relating to Martha Stewart, or the Loss of Her Services, Could Adversely Affect Holdings’s Revenues and Results of Operations as Well as its Ability to Maintain or Generate a Consumer Base

Maintaining and enhancing the Martha Stewart brand will be critical to the combined company’s business, operating results and financial condition. The Martha Stewart brand may be negatively impacted by a number of factors, including the reputation of its content and products, the combined company’s ability to adapt to technological changes, the uniqueness and relevance of Martha Stewart branded content, and the reputation and popularity of Martha Stewart. If the combined company fails to maintain and enhance the Martha Stewart brand, or if excessive expenses are incurred in an effort to do so, the business, operating results, and financial condition will be materially and adversely affected.

Moreover, Martha Stewart’s image, reputation, popularity and talent will be material to the success of the combined company. While Martha Stewart has entered into an employment agreement and certain license agreements, which provide for her to serve as Chief Creative Officer and as a member of the board of directors of Holdings, we cannot assure that she will be able to, or will continue to, serve in those capacities for any specific period. An extended or permanent loss of her services or any repeated or sustained negative shifts in public or industry perceptions of her could have a material adverse effect on Holdings’s business. For a discussion of the particulars of the employment agreement and license agreements, and Martha Stewart’s expected involvement in Holdings, see “Interests of Certain Persons in the Mergers—Agreements with Martha Stewart.”

MSLO and Sequential Will Incur Significant Transaction Costs in Connection with the Mergers

MSLO and Sequential have incurred and expect to incur non-recurring costs associated with the mergers. These costs and expenses include financial advisory, legal, accounting, consulting and other advisory fees and expenses, reorganization and restructuring costs, litigation defense costs, severance/employee benefit-related expenses, filing fees, printing expenses and other related charges. Some of these costs are payable by MSLO and Sequential regardless of whether the mergers are completed. MSLO currently estimates its aggregate amount of these expenses equals $[    ], and Sequential currently estimates its aggregate amount of these expenses equals $[   ]. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the mergers. While both MSLO and Sequential have assumed that a certain level of expenses would be incurred in connection with the mergers and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

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There may also be additional unanticipated significant costs in connection with the mergers that the combined company may not recoup. These costs and expenses could reduce the benefits and additional income Holdings expects to achieve from the mergers. Although Holdings expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

Third Parties May Terminate or Alter Existing Contracts or Relationships with MSLO

MSLO has contracts with its landlords which may require MSLO to obtain consent in connection with the mergers. In addition, third parties with which MSLO currently has relationships may terminate or otherwise reduce the scope of their relationships with MSLO in anticipation of the mergers, or with the combined company following the mergers. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the mergers. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the mergers or the termination of the merger agreement.

The Market Price for Shares of Holdings Common Stock May be Affected by Factors Different from Those Affecting the Market Price for Shares of MSLO Common Stock and Sequential Common Stock

Upon completion of the mergers, holders of Sequential common stock and certain holders of MSLO common stock will become holders of Holdings common stock. Holdings’s business will differ from that of MSLO and Sequential and accordingly the results of operations of Holdings will be affected by factors different from those currently affecting the results of operations of MSLO and Sequential. For a discussion of the businesses of MSLO and Sequential and of certain factors to consider in connection with those businesses, see the documents incorporated by reference, referred to under the section titled “Where You Can Find More Information.”

Both MSLO Stockholders and Sequential Stockholders Will have a Reduced Ownership and Voting Interest After the Mergers and Will Exercise Less Influence Over Management

After the completion of the mergers, the MSLO stockholders and Sequential stockholders will own a smaller percentage of Holdings than they currently own of MSLO and Sequential, respectively. It is anticipated that MSLO stockholders and Sequential stockholders will hold approximately 23.1% and 76.9%, respectively, of the shares of common stock of Holdings issued and outstanding immediately after the consummation of the mergers based on the volume weighted average price per share of Sequential common stock on the Nasdaq for the consecutive period over the five trading days ending on October 12, 2015, the last practicable date before the date of this combined statement/prospectus as calculated by Bloomberg Financial LP under the function “VWAP,” and the number of shares of Sequential common stock (40,768,676 shares) and MSLO common stock (57,496,693 shares) issued and outstanding as of October 12, 2015. In particular, Martha Stewart and her affiliates will have less than a majority of the ownership and voting power of Holdings and, therefore, will be able to exercise less influence over the management and policies of Holdings than they currently exercise over the management and policies of MSLO.

The Perception that a Large Number of Outstanding Shares of Holdings Common Stock Could be Sold May Adversely Affect Holdings’s Stock Price.

We expect that at the effective time of the merger, Holdings will issue approximately 20.25 million shares of its common stock to certain longstanding shareholders of Sequential that consented to the mergers and related transactions, which shares will be restricted securities within the meaning of Rule 144 of the Securities Act. We believe that a portion, but not all, of the shares of Sequential common stock held by these shareholders are currently sellable pursuant to Rule 144. We expect Holdings to register such consenting holder shares on a resale registration statement on Form S-3. The perception that substantial sales of Holdings common stock could occur, or the occurrence of such sales, could cause the market price of Holdings common stock to decline.

Risks Related to MSLO, Sequential and Holdings After the Mergers

You should read and consider risk factors specific to MSLO’s and Sequential’s respective businesses that will also affect the combined company after the completion of the mergers. These risks are described in Part I, Item 1A of Sequential’s Annual Report on Form 10-K for the year ended December 31, 2014, and MSLO’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2014, and in other documents that are incorporated by reference into this combined statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this combined statement/prospectus.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may,” “should,” “will,” “would,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Sequential and MSLO caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Except for their respective obligations to disclose material information under U.S. federal securities laws, neither Sequential nor MSLO undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document, or to report the occurrence of unanticipated events.

Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to, the:

•	risk that the mergers may not be completed, which could negatively affect the stock price and future business and financial results of MSLO and/or Sequential;

•	ability to successfully combine the businesses of Sequential and MSLO;

•	risk that the public assigns a lower value to the MSLO business than the values used in negotiating the terms of the mergers;

•	effects of the mergers on the interests of Sequential’s and MSLO’s stockholders in the earnings, voting power and market value of the combined company;

•	risks that the mergers may be less accretive to Sequential’s and MSLO’s stockholders than currently anticipated;

•	incurrence of transaction, compliance and other combination-related fees and costs;

•	business uncertainties and contractual restrictions MSLO and Sequential will be subject to while the mergers are pending;

•	impact of the interests of certain directors and officers of MSLO in the mergers that are different from, or in addition to, the interest of MSLO’s stockholders generally;

•	impact of public resales of Holdings’s common stock by former stockholders of Sequential and MSLO;

•	impact of lawsuits challenging the mergers;

•	fact that completion of the mergers is subject to a number of conditions, many of which are outside Sequential’s and MSLO’s control;

•	adverse publicity regarding the mergers, Sequential, MSLO or Martha Stewart or Martha Stewart’s inability to continue in her role;

•	Holdings may fail to realize the anticipated benefits of the mergers;

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•	pro forma financial statements included in this combined statement/prospectus may not be an accurate indication of the combined company’s future performance; and

•	other risk factors described in this combined statement/prospectus and Sequential’s and MSLO’s reports filed with the SEC.

Such risks and other factors that may impact management’s assumptions are more particularly described in Sequential’s and MSLO’s filings with the Securities and Exchange Commission, including in particular under the caption “Business—Forward-Looking Information” and “Risk Factors” in Sequential’s Annual Report on Form 10-K for the year ended December 31, 2014 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward-looking Statements” and “Risk Factors” in MSLO’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2014. The information contained herein speaks as of the date hereof and neither Sequential nor MSLO has or undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

46

THE COMPANIES

Sequential Brands Group, Inc.

Sequential Brands Group, Inc. is a publicly traded Delaware corporation, whose shares of common stock, par value $.001 per share, are traded on the Nasdaq Stock Market under the symbol “SQBG.”

Sequential owns, promotes, markets, and licenses a portfolio of consumer brands in the fashion, active, and lifestyle categories. Sequential seeks to ensure that its brands continue to thrive and grow by employing strong brand management, design and marketing teams. Sequential has licensed and intends to license its brands in a variety of consumer categories to retailers, wholesalers and distributors in the United States and around the world.

Prior to the second half of 2011, Sequential designed, marketed and provided, on a wholesale basis, branded apparel and apparel accessories, as well as operated retail stores to sell Sequential’s branded products. In the second half of 2011, Sequential changed its business model to focus on licensing and brand management, discontinued its wholesale distribution of branded apparel and apparel accessories, liquidated its existing inventory and closed its remaining retail stores. To reflect its business transition, Sequential changed its corporate name, in March 2012, from People’s Liberation, Inc. to Sequential Brands Group, Inc.

Sequential’s objective is to build a diversified portfolio of lifestyle consumer brands by growing its existing portfolio and by acquiring new brands. To achieve its objective, Sequential intends to increase licensing of existing brands by adding additional product categories, expanding the brands’ distribution and retail presence and optimizing sales through innovative marketing that increases consumer awareness and loyalty; develop international expansion through additional licenses, partnerships, joint ventures and other arrangements with leading retailers and wholesalers outside the United States; and acquire consumer brands or the rights to such brands with high consumer awareness, broad appeal, applicability to a range of product categories and an ability to diversify its portfolio. In assessing potential acquisitions or investments, Sequential primarily evaluates the strength of the targeted brand as well as the expected viability and sustainability of future royalty streams.

Sequential’s business strategy is designed to maximize the value of its brands through entry into licenses with partners that are responsible for designing, manufacturing and distributing its licensed products. Sequential licenses its brands with respect to a broad range of products, including apparel, eyewear, footwear and fashion accessories. Sequential currently has more than 75 licensees, almost all of which are wholesale licensees. Each of Sequential’s licensees has a stipulated territory or territories, as well as distribution channels in which the licensed products may be sold. Currently, the majority of Sequential’s revenues are derived from U.S. based licenses.

On August 15, 2014, Sequential completed the Galaxy acquisition. In the transaction, Sequential has acquired four well-known consumer brands including fitness brand Avia and basketball brand AND1. In connection with the transaction, The Carlyle Group, of which Galaxy was a portfolio company, became a significant stockholder in Sequential, and received one seat on the Sequential Board of Directors.

On April 8, 2015, Sequential completed the With You acquisition. In the transaction, Sequential acquired a majority interest in the intellectual property rights associated with the With You brand and other rights. Founded in 2005, With You is a signature lifestyle concept inspired by and designed in collaboration with Jessica Simpson. The growing brand offers 31 product categories including footwear, apparel, fragrance, fashion accessories, maternity apparel, girl’s clothing and a home line. The brand is supported by nearly 20 best-in-class licensees and has strong department store distribution through Dillard’s, Macy’s, Belk, Lord & Taylor and Nordstrom, among other independent retailers.

On September 11, 2015, Sequential completed the “Joe’s Jeans Licensing acquisition.” In the transaction, Sequential purchased certain intellectual property assets used or held for use in Joe’s Jeans Inc.’s business operated under the brand names “Joe’s Jeans,” “Joe’s,” “Joe’s JD” and “else.” Joe’s Jeans Inc. retained certain branded retail stores and other assets. Sequential accounted for the acquisition as a business combination in accordance with Financial Accounting Standards Board Accounting Standards Codification 805 Business Combinations.

Sequential Brands Group, Inc.

5 Bryant Park, 30th Floor

New York, NY 10018

Telephone: (646) 564-2577

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Additional information about Sequential and its subsidiaries is included in documents incorporated by reference in this combined statement/prospectus. See “Where You Can Find More Information.”

Martha Stewart Living Omnimedia, Inc.

Martha Stewart Living Omnimedia, Inc. is a publicly traded Delaware corporation, with Class A common stock, par value $0.01, traded on the NYSE under the symbol “MSO.” MSLO is a diversified media and merchandising company, inspiring and engaging consumers with unique lifestyle content and distinctive products. MSLO reaches approximately 100 million consumers across all media platforms each month and has a growing retail presence in thousands of retail locations. MSLO’s media brands, available across multiple platforms, include Martha Stewart Living, Martha Stewart Weddings, and Everyday Food; MSLO also offers books and utility applications. MSLO’s television and video programming includes “Martha Stewart’s Cooking School” and “Martha Bakes” series on PBS, in addition to made-for-the-web video and a vast library of how-to content available online. MSLO also designs high-quality Martha Stewart products in a range of lifestyle categories available through select retailers, including The Home Depot, Macy’s, JCPenney, Staples, PetSmart, Michaels and Jo-Ann Fabric & Craft Stores. The MSLO family of brands also includes Chef Emeril Lagasse’s media and merchandising properties.

Although substantially all of its assets are located within the United States, MSLO continues to plan to grow its presence internationally. In 2015, MSLO expanded its partnership with Macy’s to ensure that its exclusive products sold at Macy’s are available in Canada and is working vigorously to expand its brand into growing markets, such as Asia. MSLO’s future growth is dependent on its ability to distribute its content and make its branded products available to consumers throughout the world.

Martha Stewart Living Omnimedia, Inc.

601 West 26th Street, 9th Floor

New York, NY 10001

(212) 827-8000

Additional information about MSLO and its subsidiaries is included in documents incorporated by reference in this combined statement/prospectus. See “Where You Can Find More Information.”

Singer Madeline Holdings, Inc.

Singer Madeline Holdings, Inc., a wholly owned subsidiary of Sequential, is a Delaware corporation that was formed on June 5, 2015 for the purpose of effecting the mergers. To date, Holdings has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the mergers. As of the completion of the mergers, Sequential and MSLO will each become a wholly owned subsidiary of Holdings and the Holdings common stock will be listed on Nasdaq under the symbol “SQBG.” The business of Holdings will be the combined businesses currently conducted by Sequential and MSLO.

Singer Madeline Holdings, Inc.

c/o Sequential Brands Group, Inc.

5 Bryant Park, 30th Floor

New York, NY 10018

Telephone: (646) 564-2577

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Singer Merger Sub, Inc.

Singer Merger Sub, Inc., a wholly owned subsidiary of Holdings, is a Delaware corporation that was formed on June 5, 2015 for the purpose of effecting the Sequential merger. To date, Singer Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the Sequential merger. Pursuant to the merger agreement, Singer Merger Sub will be merged with and into Sequential, with Sequential surviving the merger as a wholly owned subsidiary of Holdings.

Singer Merger Sub, Inc.

c/o Sequential Brands Group, Inc.

5 Bryant Park, 30th Floor

New York, NY 10018

Telephone: (646) 564-2577

Madeline Merger Sub, Inc.

Madeline Merger Sub, Inc., a wholly owned subsidiary of Holdings, is a Delaware corporation that was formed on June 5, 2015 for the purpose of effecting the MSLO merger. To date, Madeline Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement in connection with the MSLO merger. Pursuant to the merger agreement, Madeline Merger Sub will be merged with and into MSLO, with MSLO surviving the merger as a wholly owned subsidiary of Holdings.

Madeline Merger Sub, Inc.

c/o Sequential Brands Group, Inc.

5 Bryant Park, 30th Floor

New York, NY 10018

Telephone: (646) 564-2577

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THE MERGERS

Effects of the Mergers

Subject to the terms and conditions of the merger agreement, at the effective time of the mergers, (1) Singer Merger Sub, a wholly owned subsidiary of Holdings, will be merged with and into Sequential, with Sequential surviving the Sequential merger as a wholly owned subsidiary of Holdings; and (2) Madeline Merger Sub, as a wholly owned subsidiary of Holdings, will be merged with and into MSLO, with MSLO surviving the MSLO merger as a wholly owned subsidiary of Holdings.

As a result, among other things, (1) Holdings will become the ultimate parent of Sequential, MSLO and their respective subsidiaries and each of Sequential and MSLO will cease to be publicly traded companies, (2) existing Sequential stockholders will receive shares of Holdings common stock, and (3) existing MSLO stockholders will receive $6.15 in cash or shares of Holdings common stock for each share of MSLO common stock they own (subject to proration as set forth in the merger agreement). If the aggregate consideration to be paid to any holder of MSLO common stock would result in such holder receiving a fractional share of Holdings common stock, cash shall be paid in lieu of such fractional share.

Background of the Mergers

In the ordinary course of business, the MSLO Board of Directors and members of MSLO’s senior management review and consider strategic alternatives in an effort to enhance MSLO’s stockholder value.   From time to time over the past several years, MSLO senior executives and Martha Stewart, MSLO's Founder and Non-Executive Chairman of the Board of Directors, who as of October 12, 2015 beneficially owns, directly or indirectly, approximately 46% of the outstanding shares of MSLO common stock and approximately 89% of the combined voting power of the outstanding shares of MSLO common stock, have received inquiries about potential strategic transactions, including the possibility of a transaction involving a sale of MSLO. In 2013, five parties entered into confidentiality agreements with MSLO and completed varying levels of preliminary due diligence.  Although the activity was sporadic and speculative, the MSLO Board of Directors decided to form a special committee of independent directors to engage with such parties. However, because no potential transaction ever advanced beyond the stage of preliminary due diligence, the special committee was eventually dissolved.

During the summer of 2014, a potential strategic partner, which we refer to as “Company A”, expressed to Ms. Stewart Company A’s interest in exploring a potential strategic transaction involving MSLO. Ms. Stewart subsequently informed members of the MSLO Board of Directors and Daniel Dienst, MSLO’s Chief Executive Officer, of this inquiry, and the MSLO Board of Directors agreed that it would be appropriate to further understand the nature of Company A’s interest. Ms. Stewart, Mr. Dienst and other members of senior management engaged in a number of conversations with representatives of Company A regarding the nature of Company A’s interest.

On July 29, 2014, MSLO entered into a confidentiality agreement with Company A. On August 18, 2014, Company A hosted an in-person management presentation, at which Company A provided information regarding its business. The meeting was attended by Ms. Stewart, Mr. Dienst, Allison Hoffman, General Counsel and Corporate Secretary of MSLO and Kenneth West, Chief Financial Officer of MSLO.

On August 26, 2014, the entire MSLO Board of Directors held an in-person meeting at the offices of Debevoise & Plimpton LLP (“Debevoise”), at which Mr. West and a representative of Debevoise were also present and Ms. Hoffman participated by telephone. At the meeting, Ms. Stewart reported to the MSLO Board of Directors the preliminary conversations she had with representatives of Company A. Ms. Stewart noted that she, Mr. Dienst, Mr. West and Ms. Hoffman had attended a management presentation by Company A the previous week. Ms. Stewart discussed her view of Company A as a potential partner for MSLO. Mr. Dienst noted that Company A had entered into a confidentiality agreement with MSLO, but that discussions were at a very preliminary stage, no due diligence had been performed and the parties had not yet discussed valuation. The MSLO Board of Directors discussed the strategic rationale of a potential transaction and determined that consideration of a potential transaction and various other strategic alternatives available to MSLO would be in MSLO’s best interests given certain challenges facing MSLO, including difficulty developing the business internationally, declining domestic revenues, a lack of a succession plan for Ms. Stewart and industry-wide shifts in the publishing business. The MSLO Board of Directors discussed the advisability of forming a committee of its independent directors to review, evaluate and determine the advisability of the potential transaction and other strategic alternatives, given Ms. Stewart’s control position and the uncertainty regarding what her arrangements would be in connection with a potential transaction. The representative of Debevoise discussed the authority customarily delegated to an independent committee and the role of financial and legal advisors to be selected by the independent committee.

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Following discussion, the MSLO Board of Directors authorized the formation of the Special Committee, consisting of Pierre de Villeméjane, Arlen Kantarian, William Roskin and Margaret M. Smyth (who subsequently resigned from the Special Committee on November 30, 2014 due to professional obligations associated with a new job), each of whom is an independent member of the MSLO Board of Directors. The MSLO Board of Directors authorized and empowered the Special Committee to retain independent legal counsel and financial advisors. The MSLO Board of Directors subsequently delegated to the Special Committee full and exclusive authority to (1) review and to evaluate the terms and conditions, and determine the advisability, of a potential transaction with Company A or any alternatives thereto that the Special Committee deems appropriate, (2) establish, approve, modify, monitor and direct the process and procedures related to the review and evaluation of a potential transaction with Company A and any alternatives thereto, including, but not limited to, the authority to determine not to proceed with any such process, procedures, review or evaluation, or to recommend any of the foregoing to the MSLO Board of Directors, (3) consider potential strategic alternatives or transactions with parties other than Company A, (4) negotiate with Company A, Ms. Stewart and any other party that the Special Committee deems appropriate with respect to the terms and conditions of a potential transaction or any alternative thereto and, if the Special Committee deems appropriate, but subject to the limitations of applicable law, approve the execution and delivery of documents in connection with a potential transaction with Company A or any alternative transaction on behalf of MSLO, (5) determine whether a potential transaction with Company A or any alternative thereto is fair to, and in the best interests of, MSLO and its stockholders, (6) with respect to any actions required to be taken by the full MSLO Board of Directors with respect to a potential transaction with Company A or any alternative thereto, recommend to the full MSLO Board of Directors what action, if any, should be taken by the MSLO Board of Directors, (7) declare a dividend or authorize the issuance of stock of MSLO and (8) take any other action which the Special Committee determines in its sole discretion to be advisable. The MSLO Board of Directors resolved not to recommend any potential transaction or any other strategic alternative without the prior favorable recommendation of the Special Committee. The Special Committee subsequently appointed Mr. de Villeméjane as chairman. The MSLO Board of Directors also resolved that each member of the Special Committee would be entitled to compensation of $5,000 per calendar month during which the Special Committee is in existence for his or her services as a member of the Special Committee, commencing September 1, 2014, and that the chairman of the Special Committee would be entitled to receive additional compensation of $2,500 per calendar month during which the Special Committee is in existence for his services as chairman of the Special Committee.

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On August 26, 2014, immediately following the MSLO Board of Directors meeting at which the MSLO Board of Directors established the Special Committee, the Special Committee held a meeting to discuss its mandate and to consider the retention of independent legal counsel and an independent financial advisor to the Special Committee. A representative of Debevoise participated in a portion of the meeting to discuss the responsibilities of the members of the Special Committee and certain legal and process issues the Special Committee should consider in the context of a potential transaction with Company A or any alternative thereto. The representative of Debevoise also described to the Special Committee the nature and amount of Debevoise’s past and present work for MSLO, as well as Debevoise’s prior relationship with Ms. Stewart and senior management. After describing Debevoise’s experience representing special committees, the representative of Debevoise explained to the Special Committee that he did not believe the firm’s representation of the Special Committee would pose a conflict based on its prior work for MSLO and its prior relationships with Ms. Stewart and senior management, but that the Special Committee should consider whether the firm’s prior engagements might impact the firm’s independence in the course of determining whether to retain Debevoise. The representative of Debevoise responded to questions from members of the Special Committee regarding the firm’s independence and expertise. Following the discussion with the representative of Debevoise, representatives of Moelis were invited to join the meeting to describe, their firm’s qualifications and experience an overview of some of the issues that the Special Committee was likely to face if a transaction were to proceed and any prior relationships with MSLO, Ms. Stewart, senior management and Company A Representatives of Moelis then responded to questions from members of the Special Committee. At the end of the discussion, the representative of Debevoise and the representatives of Moelis were excused from the meeting.

The members of the Special Committee then discussed the selection of independent legal counsel and an independent financial advisor. Members of the Special Committee noted that three committee members, in their capacities as members of a special committee of MSLO’s Board of Directors that had previously been formed and dissolved in connection with the preliminary discussions described above between MSLO and certain third parties in 2013, had interviewed three law firms, including Debevoise, and three financial advisors in June 2013. The Special Committee adjourned the meeting until later that day. After the meeting reconvened by telephone, and after considering the presentation by the representative of Debevoise, Debevoise’s qualifications, reputation and experience, and the absence of material conflicts on the part of Debevoise, the Special Committee selected Debevoise to act as its legal counsel. After further consideration of the presentation by the representatives of Moelis, Moelis’ qualifications, reputation and experience, and the absence of material conflicts on the part of Moelis, the Special Committee selected Moelis to act as its financial advisor, subject to the negotiation and execution of an acceptable engagement letter.

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The representative of Debevoise discussed with the Special Committee the respective roles of Ms. Stewart and the Special Committee with respect to a potential transaction. The representative of Debevoise recommended that the Special Committee implement certain process guidelines for Ms. Stewart and members of management with respect to their further interactions with Company A and other prospective bidders. The Special Committee authorized the representative of Debevoise to prepare a draft of such guidelines for the Special Committee’s review, and also authorized the representative of Debevoise to discuss the same with a representative of Wachtell, Lipton, Rosen & Katz (“Wachtell”), counsel to Ms. Stewart.

On August 28, 2014, at the direction of the Special Committee, the representative of Debevoise discussed these matters with a representative of Wachtell, who then discussed the same with Ms. Stewart. Ms. Stewart agreed to refrain from negotiating price or other economic terms directly with any prospective bidder unless the Special Committee requested or authorized her to do so.

On September 17, 2014, the Special Committee met with representatives of Moelis to discuss (i) MSLO’s strategic plan, which had been presented by members of management at a meeting of the MSLO Board of Directors immediately preceding the Special Committee meeting, and (ii) the status of preparations for a management presentation that would be delivered at a meeting with Company A on September 19, 2014. After discussion, the Special Committee determined that, if the meeting with Company A was productive, it would request a detailed term sheet from Company A before committing MSLO to any due diligence efforts in connection with a potential transaction.

On September 19, 2014, MSLO held a management presentation with Company A. Ms. Stewart and members of MSLO’s management team presented an overview of MSLO’s business, strategy and financials. Ms. Stewart and members of MSLO’s management team also reviewed MSLO’s strategic initiatives and new business opportunities, among other topics.

During September 2014, representatives of Moelis met with members of MSLO’s management team, commenced a business and financial due diligence review of MSLO and reviewed the macroeconomic and competitive challenges facing MSLO. On October 10, 2014, MSLO entered into an engagement letter with Moelis, the terms of which had been negotiated by representatives of Debevoise at the direction of and based upon input from the Special Committee.

On October 2, 2014, at the direction of the Special Committee, Ms. Hoffman circulated to Ms. Stewart and certain members of MSLO’s management team a set of process guidelines, which had been previously reviewed and approved by the Special Committee, that set forth certain principles applicable to any member of management expected to have significant involvement in a potential sale transaction, including, among other things, directing any expressions of interest to the Special Committee and to Moelis, sharing any materials provided to any potential transaction party with Moelis and refraining from discussing management retention and management compensation with any potential transaction party without the Special Committee’s approval.

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On October 6, 2014, the MSLO Board of Directors received a confidential written non-binding proposal from Company A to acquire MSLO in a stock transaction that valued MSLO at $4.65 per share. The letter noted that the non-binding proposal was contingent upon, among other things, completion of due diligence and receipt of necessary financing. The letter also requested an exclusivity period until November 15, 2014. On October 3, 2014, the last trading day before the receipt of Company A’s proposal, the closing price of MSLO’s Class A common stock was $3.92 per share.

On October 13, 2014, the Special Committee held a telephonic meeting with representatives of Debevoise and Moelis to discuss the proposal from Company A. Representatives of Moelis provided a preliminary financial analysis of Company A and MSLO based on the proposal, the proposed pro forma ownership split of the combined company and the proposed transaction structure. Representatives of Moelis then discussed the potential process for continued discussions with Company A. A representative of Debevoise reviewed with the Special Committee the fiduciary duties of directors of Delaware corporations in connection with their consideration of a potential transaction approving the sale of MSLO. The Debevoise representative emphasized the legal significance of the Special Committee’s decision-making process and summarized a number of issues for the Special Committee’s consideration in connection with a potential transaction. Following discussion, the Special Committee determined that the proposal from Company A was not compelling and authorized Moelis to communicate to Company A that the Special Committee did not wish to proceed on the basis of its proposal.

On October 15, 2014, following over 12 months of discussions, MSLO announced its entry into definitive agreements with Meredith Corporation (“Meredith”) pursuant to which Meredith would assume advertising sales, circulation, and production of the Martha Stewart Living and Martha Stewart Weddings magazines and related functions for the magazines’ websites over a ten-year period beginning November 1, 2014, with MSLO’s editorial team continuing to create all content for print and digital publications.

On October 17, 2014, Company A submitted a revised proposal to acquire MSLO in a transaction for cash and stock consideration that valued MSLO at $4.90 per share. The revised proposal again requested that MSLO enter into an exclusivity agreement with Company A. On October 16, 2014, the closing price of MSLO’s Class A common stock was $4.50 per share.

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On October 21, 2014, the Special Committee held a telephonic meeting with representatives of each of Debevoise and Moelis to discuss the revised proposal from Company A. Representatives of Moelis summarized the terms of the revised proposal and compared it against Company A’s original proposal, and discussed with the Special Committee the relative valuation of the two companies and the larger share of the combined company that the MSLO stockholders would hold following the proposed transaction. The Special Committee determined that the revised proposal from Company A was not sufficiently compelling to warrant granting exclusivity, but that continuing to explore a potential business combination with Company A, including both parties beginning financial due diligence, was in the best interests of MSLO and its stockholders.

Between October 2014 and December 2014, the Special Committee continued discussions with Company A with respect to a proposed business combination. During this period, MSLO and Company A engaged in mutual business and financial due diligence. Company A requested the opportunity to negotiate certain post-closing employment arrangements with Ms. Stewart before negotiating the terms of a proposed acquisition. Given that (i) Company A was unwilling to expend the time and resources necessary to negotiate a transaction without first ascertaining whether it would be able to reach an understanding in principle with Ms. Stewart and (ii) any potential transaction would require the support of Ms. Stewart, as MSLO’s controlling stockholder, in order to proceed, the Special Committee authorized discussions to proceed between Company A and Ms. Stewart, solely with respect to the terms of her post-closing employment arrangements, while reserving its right to evaluate such arrangements. The Special Committee determined that the revised proposal was one that might be worth pursuing further and that it would evaluate any understanding in principle regarding the key terms of any proposed employment and related arrangements reached between Ms. Stewart and Company A before proceeding with any potential transaction. In light of Ms. Stewart’s role as the controlling stockholder of MSLO and Company A’s insistence that it first have discussions with Ms. Stewart to determine whether it could reach an understanding with Ms. Stewart regarding her post-closing arrangements, it was the view of the Special Committee that before proceeding to negotiate a transaction on behalf of all stockholders, it was appropriate, to avoid distraction and wasted resources, to permit Company A to determine whether it could reach an understanding with Ms. Stewart regarding such arrangements.

On November 12, 2014, Mr. Dienst had a lunch meeting with Bill Sweedler, Chairman of the Board of Directors of Sequential and the Co-Founder and Managing Partner at Tengram, the largest stockholder of Sequential. During the meeting Mr. Sweedler indicated to Mr. Dienst that he was interested in pursuing a transaction with MSLO and had heard rumors that MSLO was negotiating with Company A. Mr. Dienst neither confirmed nor denied the rumors.

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In mid-November, 2014, Tengram delivered a written preliminary indication of interest to Ms. Stewart, which she provided to the Special Committee later that day. The letter from Tengram described two alternatives for a potential transaction. “Alternative A” proposed a recapitalization pursuant to which Tengram would acquire an unspecified number of Ms. Stewart’s shares of MSLO common stock. Under “Alternative A,” Ms. Stewart would receive sale proceeds, a certain amount of compensation for the termination of her existing employment arrangements with MSLO, as well as certain profit sharing interests in the shares of MSLO common stock acquired by Tengram. “Alternative B” proposed a merger with Sequential pursuant to which Sequential would offer a combination of cash and stock for 100% of MSLO common stock at an indicative offer price of $4.50, which represented no premium to the then-current trading price of MSLO Class A common stock.

On December 4, 2014, the Special Committee held an in-person meeting at the offices of MSLO to discuss recent developments with Company A and the inbound proposal from Tengram. The Special Committee reviewed certain legal issues with representatives of Debevoise and certain financial considerations with representatives of Moelis that, in each case, were raised by Tengram’s inbound proposal. After extensive discussion and consideration of various factors, including the nature and viability of the proposal by Tengram, the effect of due diligence on any proposal and the heightened deal risk with respect to discussions with Company A, the Special Committee determined that it would not engage with Sequential or Tengram, but that MSLO should conduct a post-signing market check if it were to proceed with a transaction with Company A. The Special Committee informed Ms. Stewart of its view, and she agreed not to engage further with Sequential or Tengram.

Also on December 4, 2014, representatives of Moelis gave a presentation to the entire MSLO Board of Directors to summarize Moelis’ observations regarding the performance of MSLO, based on Moelis’ due diligence to date and based on the financial information presented to the MSLO Board of Directors by members of management. Representatives of Moelis provided their perspectives on the challenges facing MSLO. Moelis discussed with the MSLO Board of Directors the fact that a significant portion of MSLO’s revenues were based on contracts with licensees that owed MSLO guaranteed minimum revenues despite the fact that sales of licensed products were in some cases not meeting established targets or minimums. The MSLO Board of Directors discussed the possibility that certain of these licensing agreements may not be renewed, or may be renewed on less favorable terms, and MSLO’s ability to sustain its EBITDA at the current levels could be at risk unless MSLO added new licensing partnerships or developed new initiatives with existing partners.

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Between December 2014 and February 2015, Company A continued discussions with Ms. Stewart regarding the terms of her proposed post-closing employment arrangements, as well as its desire to have Ms. Stewart assign additional intellectual property rights to MSLO in connection with a potential transaction. During this period, representatives of each of Wachtell and Grubman Shire & Meiselas (“Grubman”), who counseled Ms. Stewart on employment and intellectual property related matters, periodically updated Debevoise regarding these discussions. On February 6, 2015, Ms. Stewart reached a conditional term sheet agreement with Company A regarding the terms of her post-closing employment, as well as various amendments to the intellectual property and other arrangements between MSLO and Ms. Stewart. Such agreement was conditioned on, among other things, Company A reaching an agreement with the Special Committee regarding a merger or other business combination between Company A and MSLO, and negotiation of definitive agreements with MSLO and Ms. Stewart. Ms. Stewart provided the Special Committee with a complete copy of the term sheet. On February 13, 2015, Ms. Stewart sent a letter to the Special Committee, which confirmed that, while she and Company A had reached terms on which she would be willing to proceed if they were incorporated into an overall transaction that she supported, and that the Special Committee approved, she would (i) not, without the Special Committee’s approval, enter into any agreement with respect to the proposed transaction with Company A or an alternative transaction with another counterparty, or otherwise take any action that would prevent MSLO from working with any potential counterparty or financing source and (ii) if requested by the Special Committee, explore in good faith the possibility of developing a possible transaction with another potential counterparty, including by reviewing and responding to proposals and taking part in meetings and negotiations.

On each of December 5, 2014 and January 22, 2015, Company A submitted revised proposals in connection with a proposed acquisition of MSLO, which valued MSLO at $4.90 per share. Company A also made several requests for a period of exclusivity in order to negotiate definitive agreements and complete due diligence. On February 17, 2015, the Special Committee authorized MSLO to enter into an exclusivity agreement with Company A with a 45-day exclusivity period and a provision that, in certain circumstances, would allow the Special Committee to speak to another counterparty should MSLO receive an unsolicited proposal during the exclusivity period.

During February 2015 and March 2015, MSLO and Company A engaged in mutual legal and accounting due diligence and substantially completed their business and financial due diligence. Representatives of Debevoise and counsel to Company A engaged in discussions regarding the proposed transaction structure and other terms of the proposed transaction, including certain deal protection terms. Counsel to Company A noted that it would require more time to complete its legal and tax due diligence in order to finalize its proposal regarding the potential transaction structure.

On March 5, 2015, MSLO held a regularly scheduled earnings call to announce its results for the fourth quarter and the year ended December 31, 2014. On the call, Mr. Dienst reported improvement in adjusted operating income in the fourth quarter compared to the same period the previous year, which he attributed to the early impact of cost savings from MSLO’s partnership with Meredith. Mr. Dienst also noted that MSLO was beginning to focus on a plan to increase revenues through a series of strategic partnerships. In the two week period following MSLO’s earnings call, the MSLO Class A common stock share price rose from $4.73 to $6.45 per share.

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On March 9, 2015, the Special Committee held a telephonic meeting with representatives of each of Debevoise and Moelis to discuss market reactions to MSLO’s earnings call. The Special Committee discussed with its advisors the effect of MSLO’s rising stock price on the potential transaction with Company A. Following discussion, it was the view of the Special Committee that, in light of certain factors, including MSLO’s recent stock performance and Company A’s lower-than-expected financial projections, Company A would need to improve its proposal with respect to transaction structure, valuation and deal protection terms. In addition, the Special Committee determined that it would request a “base-case” valuation analysis from MSLO once it completed its 2015 budget and projections, so that the Special Committee could evaluate MSLO’s standalone plan and compare it against a potential transaction with Company A.

On March 16, 2015, the Special Committee held a telephonic meeting, at which representatives of each of Debevoise and Moelis and members of senior management were present. A representative from Moelis reviewed with the Special Committee the financial aspects of Company A’s January 22 proposal. The Special Committee and its advisors discussed MSLO’s recent stock price performance, Company A’s projections, MSLO’s projections and other relevant considerations. The Special Committee then determined that it would not move forward with the proposed transaction on the financial terms set forth in Company A’s most recent proposal and authorized Moelis to discuss valuation, transaction terms and process issues with Company A.

Over the course of the following weeks, representatives of Moelis had a number of discussions with Company A regarding valuation, transaction terms and process issues. Ultimately, Company A refused to change its position on valuation. Company A noted that it was willing to continue its structuring and diligence work, but that it was not then in a position to improve its offer. Company A informed the Special Committee that it was working on signing several new transactions that would impact its financial projections and requested the Special Committee to continue working on the transaction until Company A announced those transactions and completed its structuring work. Following such discussions and noting the lack of progress in improving the potential transaction terms, the Special Committee determined that because of differences over valuation and transaction terms it would cease discussions with Company A when its exclusivity period ended. The Special Committee decided to explore MSLO’s strategic alternatives and requested that Moelis make a presentation to the Special Committee outlining such alternatives.

On April 1, 2015, the Special Committee held an in-person meeting at the offices of Debevoise, at which representatives of each of Debevoise and Moelis were present. Mr. Dienst was also invited to join portions of the meeting by telephone. The Special Committee determined that it would allow the exclusivity agreement with Company A to expire pursuant to its terms on April 3, 2015. The Special Committee also determined that it would consider other strategic alternatives for MSLO, including a standalone plan, a public sale process and a targeted exploration of a sale with specific third parties MSLO thought might be interested in a strategic transaction with MSLO. Mr. Dienst informed the Special Committee that MSLO’s management was working on a standalone plan and financial projections.

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On April 9, 2015, the Special Committee held a telephonic meeting at which representatives of each of Debevoise and Moelis were present. The Special Committee discussed with its advisors next steps following its decision to cease its discussions with Company A. Mr. de Villeméjane, the Chair of the Special Committee, reported that he had spoken with Mr. Dienst and representatives of Moelis about the need to evaluate MSLO’s options, including continuing as a standalone entity or pursuing other strategic alternatives. Mr. de Villeméjane noted that representatives of Moelis would give a presentation summarizing MSLO’s options at a full meeting of the MSLO Board of Directors scheduled to take place the following week. Mr. de Villeméjane also reported that he and Mr. Kantarian, MSLO’s lead independent director, had spoken with Ms. Stewart, who indicated that she agreed with the proposed approach. The Special Committee also discussed with its advisors a request from Company A for an extension of its exclusivity agreement, which had expired on April 3, 2015. Following discussion, the Special Committee authorized Moelis to inform Company A that, in light of Company A’s position on valuation and certain deal protection terms (i) the Special Committee would not be extending the exclusivity period and (ii) the Special Committee and the MSLO Board of Directors would be considering other alternatives. The Special Committee determined that it would continue its discussion about next steps following the presentation from representatives of Moelis at the MSLO Board of Directors meeting the following week.

On April 15, 2015, the MSLO Board of Directors held an in-person meeting at the offices of MSLO, at which representatives of Debevoise and Moelis, as well as certain members of senior management, were present. The Special Committee informed the other members of the MSLO Board of Directors that it had decided to cease discussions with Company A. Moelis provided an overview of several alternative paths for MSLO in light of the Special Committee’s decision, including continuing as a standalone entity, pursuing strategic partnerships and exploring other strategic alternatives. The MSLO Board of Directors and members of management discussed each of the alternatives at length. Among other things, the MSLO Board of Directors discussed the nature of a potential public announcement to the effect that MSLO was exploring strategic alternatives and the effect that such an announcement could have on MSLO’s business and its employees. In addition, the MSLO Board of Directors discussed the potential disruptions and uncertainty of conducting a broad auction process and it considered the views of Ms. Stewart, who had expressed a preference for a targeted search for a potential buyer rather than a broad public auction process due to the competitive risks inherent in such a process. Members of the MSLO Board of Directors discussed reaching out to Sequential to find out whether it remained interested in a potential transaction with MSLO given the indication of interest Tengram submitted in November 2014. Mr. Dienst noted that he had a meeting the next day with Bill Sweedler, Chairman of the Board of Directors of Sequential, that had been previously scheduled at Mr. Sweedler’s request. After discussion, the members of the Special Committee determined that, pending continuing consideration of strategic alternatives, Mr. Dienst was authorized to explore the possibility of a business combination with Sequential during his meeting with Mr. Sweedler the following day.

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On April 16, 2015, Mr. Dienst met with Mr. Sweedler, who raised the possibility of a potential transaction involving MSLO and Sequential and stated that he was prepared to provide an indication of interest. Mr. Dienst encouraged Mr. Sweedler to make a specific proposal that he could pass along to the Special Committee and Moelis.

On April 21, 2015, the MSLO Board of Directors received a proposal from Sequential to acquire 100% of the outstanding shares of MSLO for $6.20 per share, payable 50 percent in cash and 50 percent in shares of Sequential common stock. Among other things, the proposal contemplated a no-shop covenant and a termination fee equal to 3.5 percent of equity value, plus reimbursement of expenses, and entry into a voting agreement pursuant to which Ms. Stewart would vote her shares of MSLO common stock in favor of the transaction with Sequential.

On April 23, 2015, the Special Committee held a telephonic meeting at which representatives of each of Debevoise and Moelis were present. Referring to materials previously circulated to the Special Committee, representatives of Moelis summarized the key terms of the Sequential proposal, including price and transaction structure, and provided an overview of Sequential’s business and market valuation. Representatives of Moelis discussed the proposed consideration of 50 percent cash and 50 percent stock offered by Sequential, and that this could result in MSLO stockholders owning approximately 25% of the combined company based on Sequential’s then current stock price. Moelis discussed with the Special Committee the constraints on the amount of cash that Sequential could offer, and the fact that Sequential was also reluctant to consider more stock consideration based on its desire to meet certain earnings targets. The Special Committee and its advisors discussed the possibility of a cash/stock election for stockholders that could potentially allow MSLO’s stockholders to receive a greater portion of either cash or stock depending on their own preferences.

Following the remarks of the representatives of Moelis, representatives of Debevoise then provided an overview of the legal framework applicable to the Special Committee’s consideration of the Sequential proposal and the Special Committee then discussed certain legal issues raised by the proposed transaction structure. After further discussion, the Special Committee authorized Moelis to inform Sequential that although the price and terms of the proposal were not agreed to by MSLO, the proposal was sufficiently interesting to warrant engagement and to begin negotiations on the terms of a transaction. The Special Committee directed Debevoise to provide a draft confidentiality agreement to Sequential so that both sides could begin due diligence as soon as possible.

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On April 27, 2015, MSLO entered into a confidentiality agreement with Sequential.

On April 29, 2015, the Special Committee held a telephonic meeting, at which representatives of each of Debevoise and Moelis were present. Representatives of Debevoise reported on conversations they had with advisors to Ms. Stewart about the sequencing of Ms. Stewart’s negotiations (regarding her post-closing arrangements) relative to the Special Committee’s negotiations regarding the terms of a proposed transaction with Sequential. The Special Committee decided its discussions should take place first, in light of timing considerations and the fact that, according to Ms. Stewart’s advisors, Sequential was willing to base Ms. Stewart’s post-closing arrangements on the terms of her existing arrangements with MSLO. Debevoise noted that advisors to Ms. Stewart confirmed Ms. Stewart’s agreement with the Special Committee’s approach.

On April 29, 2015, MSLO and Sequential held management presentations. MSLO and Sequential each provided overviews of their respective businesses. Ms. Stewart and members of MSLO’s management team discussed, MSLO’s business, financials and new business initiatives. Members of Sequential’s management team provided details on their business, strategy, acquisition history and financials. MSLO and Sequential discussed the potential merits of a combination transaction.

On May 5, 2015, representatives of Debevoise met with representatives of Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), legal counsel to Sequential, to discuss the proposed transaction structure, certain legal issues and a proposed timetable. In particular, representatives of Debevoise and Gibson Dunn discussed pricing issues (including structuring the transaction as a cash election merger and fixed vs. floating exchange ratios with respect to the stock portion of the merger consideration) and transaction terms. In addition, Debevoise discussed with representatives of Gibson Dunn a post-signing go-shop period and conditioning any transaction on approval by the majority of the shares of MSLO common stock unaffiliated with Ms. Stewart.

On May 6, 2015, members of MSLO’s management attended a diligence session with representatives of Sequential to discuss, among other things, MSLO’s licensing partners, the recently completed transaction with Meredith and MSLO’s current arrangements with Ms. Stewart. The Special Committee directed representatives of Moelis to request that Sequential reaffirm its proposal following its diligence session.

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On May 11, 2015, Sequential submitted a revised proposal to acquire MSLO. The revised proposal set forth two different valuations for MSLO depending on whether or not MSLO renegotiated its agreement with its publishing partner prior to entering into an agreement with Sequential. If MSLO successfully renegotiated that agreement prior to entering into an agreement with Sequential, Sequential would offer a per share price of $6.25. If not, Sequential would offer a per share price of $5.75. The revised proposal also conditioned the transaction on the approval by a majority of shares of MSLO common stock other than shares owned by Ms. Stewart and her affiliated entities. The revised proposal also contemplated a no-shop covenant.

On May 12, 2015, the Special Committee held a telephonic meeting, at which representatives of each of Debevoise and Moelis were present. Representatives of Moelis summarized the key terms of Sequential’s revised proposal and outlined the two alternatives presented by Sequential. The Special Committee noted Sequential’s concern regarding MSLO’s publishing arrangements and discussed the feasibility of renegotiating the agreements with MSLO’s publishing partner. Following discussions with Mr. Dienst, who was invited to join the discussion to share his perspectives on the publishing partnership, the Special Committee concluded that it would be challenging to renegotiate the agreement with MSLO’s publishing partner and any efforts to do so would likely take a long time, distract from the implementation of the partnership and put a potential transaction with Sequential at risk.

The Special Committee excused Mr. Dienst and continued discussions with representatives of each of Moelis and Debevoise regarding certain other terms of Sequential’s revised proposal, including (i) the absence of a go-shop period, (ii) the majority of the minority condition, (iii) the mechanics of the merger consideration (including the fact that the stock portion of the consideration would be determined using a floating rather than fixed exchange ratio) and (iv) the sequencing of discussions regarding Ms. Stewart’s post-closing arrangements and discussions regarding the terms of the acquisition. Representatives of Debevoise explained that Sequential’s outside counsel had noted that they wished to simultaneously negotiate the terms of Ms. Stewart’s deal and the terms of the transaction because they wanted to get to a signing as expeditiously as possible and did not want to commit extensive resources to the transaction without simultaneously determining whether or not they could reach agreements with Ms. Stewart regarding her post-closing arrangements. Following discussion, the Special Committee determined that it would authorize the discussions to go on parallel tracks. The Special Committee requested that Moelis discuss the advantages and disadvantages of floating and fixed exchange ratios at its next meeting.

On May 19, 2015, the Special Committee held an in-person meeting at Debevoise’s offices in New York, at which representatives of each of Debevoise and Moelis were present. The Special Committee discussed MSLO’s performance in recent years and the challenges facing MSLO including a lack of a succession plan for Ms. Stewart, difficulty developing the business internationally, declining domestic revenues, high employee and management turnover and the months-long negotiations with Company A (which ultimately only resulted in a $4.90 per share offer). The Special Committee discussed Sequential’s revised proposal and continued to evaluate the two options outlined by Sequential. It was the consensus of the Special Committee that, compared to other alternatives, either option proposed by Sequential was attractive and likely to result in a transaction that was in the best interests of MSLO’s stockholders, but that the Special Committee should seek to obtain the maximum price Sequential would be willing to pay. Following discussion, it was the view of the Special Committee that attempting to address renegotiating the agreement with MSLO’s publishing partner would likely require a significant amount of time and create risk to both MSLO’s business and its ability to complete a deal with Sequential. The Special Committee determined that it would be preferable to negotiate a higher price from Sequential without renegotiating the agreement with MSLO’s publishing partner. The Special Committee also discussed the optimal timing for any discussions on valuation and agreed that Moelis should initiate discussions rather than waiting for other workstreams to be completed. The Special Committee then directed Moelis to inform Sequential that a higher price would be necessary and that discussions on valuation would be ongoing and only culminate near or at the time that both parties were ready to execute a definitive agreement.

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A representative of Moelis then gave a presentation to the Special Committee regarding various pricing mechanisms in the context of a transaction involving stock consideration. The Special Committee asked a number of questions about the mechanics of fixed and floating exchange ratios and features such as collars, walk-away rights and top-up rights. The Special Committee and Moelis discussed certain reasons why a floating exchange ratio might be preferred, including that it reduces the risk that stockholders would receive lower value for their MSLO stock if Sequential’s stock price were to decline between the date of the announcement of the transaction and the closing of the transaction, which would likely be a period of at least several months. The discussion also included observations about Sequential’s stock price multiple relative to its peer group and its stock price relative to its all-time high. Following extensive discussion, it was the consensus of the Special Committee that the floating exchange ratio proposed by Sequential was a lower risk alternative for MSLO’s stockholders because it would ensure they received a fixed value for their shares and not expose them to ongoing market risk between signing and closing.

Following the presentation by representatives of Moelis and the ensuing discussion, the Special Committee discussed with representatives of Debevoise certain non-financial terms set forth in Sequential’s most recent proposal, including the condition that the transaction be approved by a majority of the minority of MSLO’s common stock, the no-shop requirement and the termination fee. Representatives of Debevoise noted that the Special Committee should have a more detailed discussion of those terms after Debevoise received a draft merger agreement from Sequential’s counsel, which Sequential indicated would arrive later in the week. The Special Committee scheduled a call for the following week to discuss the draft merger agreement.

On May 20, 2015, Gibson Dunn sent Debevoise a draft of the merger agreement, which Debevoise sent to the Special Committee (Debevoise also circulated subsequent drafts and blacklines of the merger agreement and other transaction documents to the Special Committee throughout the negotiating process), which contained a customary no-shop covenant pursuant to which MSLO would not be able to solicit competing proposals after signing, a termination fee of 3.5% of the proposed merger consideration (plus expenses) and unlimited matching rights in the event of competing offers. The draft merger agreement also contemplated a reverse termination fee payable by Sequential that capped Sequential’s damages in the event that Sequential failed to consummate the transaction.

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During the week of May 22, 2015, the Special Committee convened numerous times to discuss various issues with representatives of each of Debevoise and Moelis with respect to the draft merger agreement. Also during this period, Debevoise received comments on the agreement from representatives of Wachtell, which a representative of Debevoise reviewed with the Special Committee. On May 28, 2015, representatives of Debevoise returned a markup of the merger agreement to Gibson Dunn which, among other things, proposed a 30-day go-shop period, a single match right, a two-tiered termination fee of 1.5% of the proposed merger consideration (inclusive of expenses) in the event the merger agreement were terminated to enter into a superior proposal during the go-shop period, and 3.5% of the proposed merger consideration (inclusive of expenses) in all other circumstances. The Debevoise markup also deleted the reverse termination fee and proposed instead that MSLO would be entitled to seek specific performance to compel Sequential to consummate the transaction, and that Sequential would be subject to uncapped damages in the event it failed to do so.

On May 26, 2015, the Special Committee held a telephonic meeting at which representatives of each of Debevoise and Moelis were present. Representatives of Moelis updated the Special Committee on a meeting that had taken place earlier that week between representatives of Moelis and Mr. Sweedler. At the Special Committee’s request, representatives of Moelis had discussed valuation with Mr. Sweedler and communicated the Special Committee’s concerns about the feasibility of addressing Sequential’s concern with certain aspects of MSLO’s publishing business prior to entering into an agreement with Sequential. Representatives of Moelis reported that Mr. Sweedler reiterated Sequential’s previously stated concerns about MSLO’s publishing business. The Special Committee also authorized Moelis representatives to discuss certain other issues pertaining to the transaction with Mr. Sweedler, including (i) the Special Committee’s desire for a go-shop period after signing to solicit competing bids, (ii) the composition of Sequential’s Board of Directors following the transaction, (iii) the status of Sequential’s financing and (iv) the termination fees applicable to the transaction. The Moelis representatives also reported to the Special Committee that Mr. Sweedler requested that MSLO enter into an exclusivity agreement with Sequential. After discussion, the Special Committee determined that an exclusivity agreement was not warranted based on Sequential’s most recent proposal and authorized the representatives from Moelis to inform Mr. Sweedler that the parties were each working diligently to negotiate a transaction and that an exclusivity agreement was not necessary under the circumstances.

Following the remarks by representatives of Moelis, a representative of Debevoise reviewed a draft legal due diligence workplan that Debevoise drafted earlier in the week at the request of the Special Committee, which had been circulated to the members of the Special Committee in advance of the meeting. Following discussion, the Special Committee determined that time constraints would prevent MSLO’s internal legal team from taking the lead on legal due diligence and authorized Debevoise to do so based on the legal due diligence workplan.

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Late in the evening of May 29, 2015, Debevoise submitted a preliminary legal due diligence report to the Special Committee, based on its review of Sequential’s public filings and the materials available in Sequential’s data room. The report noted the outstanding items Debevoise needed to review before it would be able to complete its diligence. Shortly thereafter, Moelis provided the Special Committee with a summary of its due diligence findings with respect to the business due diligence it had conducted over the preceding weeks.

On June 1, 2015, the Special Committee held a telephonic meeting at which representatives of each of Debevoise and Moelis were present. A representative of Moelis gave a brief overview of the diligence materials circulated to the Special Committee the previous week. The representative of Moelis also reported that he had received a call from Mr. Sweedler who informed him that Sequential was eager to complete negotiations as soon as possible and expected to receive a debt financing commitment shortly. Debevoise then updated the Special Committee on a call it had with Gibson Dunn to discuss open issues in the draft merger agreement and noted that Gibson Dunn would be circulating a revised draft of the merger agreement later that week. The Special Committee discussed the open issues in the draft merger agreement and the status of Sequential’s financing plans.

On June 2, 2015, MSLO, Sequential and their respective advisors, along with representatives of each of Wachtell and Grubman, participated in a telephone conference call to discuss all of the outstanding issues and matters to be addressed. On the call, each party confirmed that it was targeting a signing date of June 8, 2015. Gibson Dunn committed to sending a revised draft of the merger agreement to Debevoise on June 3, 2015, and noted that Sequential would be scheduling a call with Debevoise to address Debevoise’s outstanding legal diligence requests later that week. Gibson Dunn and Sequential said they expected to receive a financing commitment from GSO Capital Partners LP, Sequential’s second lien lender, by the end of the week.

On June 3, 2015, the Special Committee held a telephonic meeting at which representatives of each of Debevoise and Moelis were present. Representatives of Debevoise updated the Special Committee on the status of discussions between Sequential and advisors to Ms. Stewart with respect to Ms. Stewart’s post-closing arrangements with Sequential. According to Ms. Stewart’s advisors, Sequential would require that Ms. Stewart enter into a new employment agreement with Holdings (rather than amending her existing employment agreement with MSLO), but on the whole, they expected that Ms. Stewart would receive compensation and other benefits similar to those she receives under her current arrangements with MSLO. In addition, Ms. Stewart’s advisors expected that Ms. Stewart would receive a portion of annual licensing revenues after her employment agreement with Sequential expired. The Special Committee agreed to reconvene the next day to receive a presentation with respect to Moelis’ preliminary financial analysis of MSLO.

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Later on June 3, 2015, Gibson Dunn sent a revised draft of the merger agreement to Debevoise, along with an initial draft of a Voting and Support Agreement (the “Voting Agreement”) between Sequential and Ms. Stewart (and her affiliates) in her capacity as a stockholder of MSLO.

On June 4, 2015, MSLO, Sequential and their respective advisors, along with representatives of each Wachtell and Grubman, held a telephone conference call to discuss all of the outstanding issues.

On June 4, 2015, the Special Committee held a telephonic meeting, at which representatives of Debevoise and Moelis were present, to receive an update on the status of negotiations and to receive a presentation from Moelis summarizing its preliminary valuation analysis of MSLO. Debevoise informed the Special Committee that Sequential required that two agreements between Ms. Stewart and MSLO, relating to intellectual property, be revised in connection with Ms. Stewart’s post-closing arrangements. Although Ms. Stewart’s advisors believed that there was general agreement on the economic terms of such arrangements, there were open issues to be resolved prior to finalizing those revisions, and new agreements, to be effective as of the closing of the transaction, would need to be drafted prior to announcing a transaction. Therefore, they believed that additional time (beyond the June 8, 2015 target signing date) would be needed to conclude negotiations. The Special Committee discussed a request from Sequential for exclusivity until June 15, 2015, and decided to decline the request. Instead, the Special Committee requested that Debevoise and Moelis speak with Sequential and its representatives the next day to discuss and make progress on certain key open issues. The Special Committee discussed its positions on each of the key open issues with Debevoise and Moelis and authorized Moelis to present a package proposal to Sequential.

Representatives of Moelis proceeded to present their preliminary financial analysis for MSLO, a draft of which had been previously circulated to the Special Committee in advance of the meeting. They discussed, among other matters (i) MSLO’s share price performance and investor sentiment regarding MSLO, (ii) key challenges facing MSLO, (iii) Moelis’ preliminary financial analysis of MSLO and (iv) Moelis’ financial analysis of the most recent proposal submitted by Sequential. The Special Committee proceeded to discuss Moelis’ presentation at length and asked several questions about certain metrics used in Moelis’ financial analysis, as well as questions about multiples paid in precedent transactions.

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On June 5, 2015, representatives of each of Debevoise, Moelis, Sequential, Tengram, a representative of TCP acting as a consultant to Sequential for mergers and acquisitions matters pursuant to the TCP Agreement, and Gibson Dunn held multiple conference calls to discuss valuation and key open issues in the draft merger agreement. Following extensive discussions, Sequential proposed two options for the Special Committee’s consideration. The first option contemplated a no-shop period, a termination fee of 3.75% of merger consideration (inclusive of expenses) and a purchase price of $6.15 per share. The second option contemplated a go-shop period, a two-tiered termination fee of 2% of merger consideration (inclusive of expenses) during the go-shop period and 3.75% of merger consideration (inclusive of expenses) after the go-shop period, and a price of $6.00 per share. Under either option, Sequential would have unlimited matching rights, reasonable information rights about competing bids and a right to expense reimbursement of up to $2.5 million in the event the MSLO public stockholders did not approve the transaction. Sequential conceded its previous demand for a reverse termination fee payable in the event of a financing failure. Under either option, in the event Sequential failed to consummate the transaction, MSLO would be able to seek specific performance and/or seek damages.

Late on the evening of June 5, 2015, the Special Committee held a telephonic meeting, at which representatives of each of Debevoise and Moelis were present, to discuss the two options proposed by Sequential. The Special Committee and its advisors discussed the implications of a “go-shop” period compared to a “no-shop” covenant. The Special Committee discussed with its advisors whether a go-shop would be likely to identify an alternative buyer for MSLO who would not otherwise come forward when a deal is publicly announced. Following such discussion, the Special Committee was of the view that while a “go-shop” was desirable, it would likely not be worth the $0.15 lower deal price, given the industry in which MSLO operates, Ms. Stewart’s visibility, the amount of publicity a sale of MSLO would generate and prior discussions with third parties. Members of the Special Committee observed that both of Sequential’s proposed options were more favorable to MSLO’s public stockholders than the proposals made by Company A and a standalone option. The Special Committee also noted that both offers appeared to provide MSLO’s public stockholders with a premium for their shares. The Special Committee resolved to consider both options over the weekend, but instructed Moelis to call Sequential and relay that the Special Committee preferred the first option. However, the Special Committee determined that it would see how other issues in the draft merger agreement were addressed before agreeing to either one of Sequential’s proposed options.

Over the weekend of June 6 and June 7, 2015, Debevoise and Gibson Dunn exchanged drafts of the merger agreement. Also on June 6, 2015, Debevoise submitted an update to its preliminary legal due diligence report based on materials provided by Sequential and calls with Sequential’s management team over the course of the preceding week.

On June 7, 2015, the Sequential Board of Directors held a telephonic meeting at which members of Sequential’s management and representatives of Gibson Dunn were present. Mr. Sweedler and Sequential’s management provided the directors with an update regarding the status of discussions with MSLO, including negotiations with Martha Stewart in respect of her going-forward arrangements. Representatives of Gibson Dunn discussed with the directors the structure and terms of the proposed transaction as well as the directors fiduciary duties under applicable law. Representatives of Consensus joined the meeting for a portion thereof and provided the directors with their preliminary financial analysis regarding the proposed transaction. Following discussion, the Sequential Board of Directors authorized Mr. Sweedler and Sequential’s management to continue negotiating a transaction with MSLO.

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On June 8, 2015, the Special Committee held an in-person meeting at the offices of Debevoise, at which representatives of each of Debevoise and Moelis were present, to discuss the draft merger agreement, the other transaction documents, a draft exclusive forum selection bylaw and the transaction timetable. Referring to materials previously circulated to the Special Committee, which included copies of the draft merger agreement and merger agreement presentation, Debevoise provided a summary of the key terms of the draft merger agreement and highlighted certain open issues, including the treatment of certain equity awards, benefits for continuing employees, the retention plan for certain key personnel and the definition of material adverse effect. The Special Committee asked Debevoise to circulate copies of the draft merger agreement, merger agreement presentation and preliminary due diligence report to all the members of the MSLO Board of Directors in preparation for a regularly scheduled MSLO Board of Directors meeting the next day.

On June 9, 2015, the MSLO Board of Directors held an in-person meeting at the offices of MSLO, at which representatives of Debevoise, Moelis, Wachtell and Grubman, as well as senior members of management were present. Referring to materials previously circulated to the MSLO Board of Directors in advance of the meeting, representatives of each of Debevoise and Moelis then made presentations to the MSLO Board of Directors similar to the presentations made to the Special Committee the previous day. Representatives of Grubman reviewed the terms of Ms. Stewart’s post-closing arrangements and highlighted the open issues that remained to be negotiated.

On June 10, 2015, Debevoise circulated a revised draft of the merger agreement to Gibson Dunn.

On June 12, 2015, the Sequential Board of Directors held a telephonic meeting at which members of Sequential’s management and representatives of Gibson Dunn were present. Mr. Sweedler and Sequential’s management updated the Sequential Board of Directors regarding the status of negotiations with MSLO, including negotiations around Martha Stewart’s arrangements.

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On June 15, 2015, the Special Committee held a telephonic meeting, at which representatives of each of Debevoise and Moelis were present, to receive updates from Debevoise and Moelis on the status of pre-signing workstreams and certain open issues in the draft merger agreement. Representatives of Debevoise updated the Special Committee on negotiations between Sequential and Ms. Stewart regarding her post-closing arrangements. The Special Committee then discussed with Debevoise several open issues in the draft merger agreement relating to employee benefits, interim operating covenants and the definition of material adverse effect. The Special Committee then directed Moelis to call Sequential and ask when it expected negotiations with Ms. Stewart to be substantially complete, since the merger agreement was close to being fully negotiated.

On June 17, 2015, Debevoise sent a revised draft of the merger agreement to Gibson Dunn.

On June 18, 2015, The Wall Street Journal published a story quoting an unnamed source who indicated that MSLO was in talks to sell itself to Sequential. MSLO’s Class A common stock price began trading that day at $5.12 per share and closed at $6.44 per share. Sequential’s stock price began trading that day at $14.29 per share and closed at $16.08 per share. The Special Committee met by telephone conference call after U.S. markets closed that evening to discuss the day’s events and outstanding issues in the draft merger agreement. Mr. Dienst was invited to join a portion of the call to discuss MSLO’s response to The Wall Street Journal story. After Mr. Dienst was excused from the call, representatives of Debevoise updated the Special Committee on the status of Ms. Stewart’s negotiations with Sequential. Representatives of Debevoise relayed that Ms. Stewart’s advisors thought a deal was close at hand, although several business points remained unresolved. Debevoise also informed the Special Committee that the draft merger agreement was in near final form and the Special Committee and its advisors discussed the few remaining open issues. The Special Committee then discussed with representatives of each of Debevoise and Moelis (i) the Special Committee’s process for reviewing and negotiating Ms. Stewart’s arrangements with Sequential, (ii) the rise in MSLO’s stock price resulting from The Wall Street Journal story, (iii) contingency plans in case MSLO’s Class A common stock price continued to rise the following day and (iv) the possibility of asking Sequential to increase its purchase price in light of the stock market’s reaction to news of the deal negotiations.

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Later on the evening of June 18, 2015, Gibson Dunn sent a revised draft of the merger agreement to Debevoise.

On June 19, 2015, MSLO’s Class A common stock price opened at $6.58 per share and closed at $6.98 per share. Sequential’s stock price opened at $16.01 per share and closed at $17.00 per share.

Following the market close on June 19, 2015, the Special Committee held a telephonic meeting, at which representatives of each of Debevoise and Moelis were present. Representatives of Debevoise and Moelis informed the Special Committee that MSLO had received a letter from a third party (which was not Company A) that referenced news reports about the pending deal between Sequential and MSLO and expressed an interest in discussing a potential transaction. The Special Committee discussed the letter and whether it might eventually lead to an alternative proposal with a purchase price that was superior to the deal with Sequential that was currently on the table. The Special Committee discussed with its advisors the fiduciary out provisions in the current draft of the merger agreement that would permit the Special Committee to consider an alternative proposal from the third party or any other party following the signing of the merger agreement and before MSLO’s stockholder vote. The Special Committee discussed with its advisors the third party’s recent accounting and management issues and the challenges to a transaction with such third party, and a concern that if it engaged with the third party on the eve of announcing a deal with Sequential, it might put the Sequential deal at risk with no assurances that the Special Committee would receive a better deal from the third party. The Special Committee also noted that a deal with Sequential would set an attractive floor price for MSLO’s public stockholders were an alternative proposal to emerge after MSLO signed a deal with Sequential. The Special Committee unanimously resolved not to engage with the third party and to focus on finalizing its negotiations with Sequential.

The Special Committee then discussed the run up in the stock prices of both MSLO and Sequential since the publication of the article in The Wall Street Journal. In light of the run up in the stock price of MSLO, the Special Committee considered with its advisors the opportunity for further valuation discussions with Sequential. Following such discussion, the Special Committee instructed Moelis to request a price increase to $6.65 per share and, if Sequential refused to increase its price, a go-shop period to solicit other acquisition proposals that might be more attractive to MSLO’s stockholders.

Representatives of Moelis called representatives of Sequential shortly after the Special Committee’s call ended and Mr. Sweedler informed Moelis that Sequential had reached its final price, reflected in its current $6.15 per share offer price. Mr. Sweedler noted that Sequential was prepared to walk away from the deal if the Special Committee insisted on a price increase. As a result of the phone call with representatives of Moelis, Gibson Dunn informed Debevoise that Mr. Sweedler instructed Sequential’s advisors to stop working on the transaction.

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On the morning of June 20, 2015, the Special Committee held a telephonic meeting, at which representatives of each of Debevoise and Moelis were present. Representatives of Moelis updated the Special Committee on its conversations with Mr. Sweedler, who indicated a willingness to pause discussions for a period of time. The Special Committee discussed Sequential’s position at length, along with the potential benefits and risks of not promptly concluding its negotiations with Sequential. The Special Committee came to a consensus that the deal on the table was in the best interests of MSLO’s public stockholders, based on the proposed deal price and terms, the fundamentals of MSLO, the challenges facing MSLO as a standalone business and its previous consideration of other strategic alternatives. The Special Committee also came to a consensus that it would strongly prefer to conclude a deal with Sequential over the weekend, knowing for certain what the terms of such a deal would be, rather than taking the risk that no transaction with Sequential might be finalized in the foreseeable future. The Special Committee also discussed the advantages of having a go-shop period, given the run up on MSLO’s stock price following the news media reports about a possible transaction. The Special Committee instructed Moelis to call Mr. Sweedler to propose adding a go-shop period to the merger agreement. A representative of Moelis excused himself from the meeting to call Mr. Sweedler.

The Special Committee reviewed with its advisors the terms of Ms. Stewart’s proposed post-closing arrangements with Sequential, including Ms. Stewart’s new employment agreement with Holdings, Amended IP Agreement and Amended Intangible Agreement (as defined in the section titled “Interests of Certain Persons in the Mergers—Agreements with Martha Stewart”). The Special Committee discussed with its advisors at length the terms of such post-closing arrangements with Sequential and considered, among other things, (1) the terms of such post-closing arrangements as compared to the terms of Ms. Stewart’s existing arrangements with MSLO, including the expected level of compensation to be received for her employment services and intellectual property rights, (2) the variables that could affect the value of such arrangements to Ms. Stewart, including, without limitation, the effect of her death or involuntary termination without cause and the inherent uncertainty and speculative nature of projections of future Martha Stewart Brand licensing revenues of Holdings as to which Ms. Stewart would be entitled to receive an incentive payment or royalty, and (3) the fact that the new agreements contained various additional provisions conveying additional rights and benefits to each party, including further grants of rights by Ms. Stewart to MSLO, to address certain issues that had not been explicitly addressed in Ms. Stewart’s existing agreements.  Based on the foregoing, the Special Committee concluded that the new arrangements appeared to provide Ms. Stewart with roughly comparable economic benefits as compared to her existing arrangements with MSLO, but that whether they will turn out to be better or worse for Ms. Stewart over the term of such arrangements depends on future variables and is uncertain at present.

Representatives of Debevoise reported on their discussions with Ms. Stewart’s advisors, which they had engaged in at the direction of the Special Committee, regarding the agreement Ms. Stewart had reached with Sequential in respect of the reimbursement of up to $4,000,000 of her out-of-pocket advisor fees and expenses incurred in connection with the negotiation, execution and delivery of the post-closing arrangements with Sequential, the merger agreement, and the other agreements contemplated thereby. The Debevoise representatives reported that Ms. Stewart was not prepared to limit or otherwise alter the reimbursement arrangements she had agreed to with Sequential.

The representative of Moelis rejoined the call and reported that Sequential was strongly against adding a go-shop period to the merger agreement, but after further negotiations with Sequential during the Special Committee’s meeting, the representative of Moelis reported that Sequential had offered a 21-day go-shop period, provided that the parties executed a definitive agreement before the stock markets opened on the following Monday, June 22. Sequential had also proposed a two-tier termination fee, with $10 million payable by MSLO in connection with a termination during the go-shop period and $14 million thereafter. Following discussion of Sequential’s proposal, the Special Committee instructed the representatives of Debevoise and Moelis to negotiate final terms of a go-shop provision that were reasonable and would not preclude or unreasonably discourage third parties from submitting alternative proposals.

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Over the next 24 hours, representatives of each of Debevoise and Gibson Dunn negotiated the terms of a go-shop period and related provisions. On the morning of June 21, 2015, the Special Committee held a telephonic meeting, at which representatives of each of Debevoise and Moelis were present. Representatives of Debevoise summarized for the Special Committee the status of negotiations. After extensive discussion, the Special Committee authorized Moelis to call Sequential, and convey that the Special Committee would be willing to agree to (i) a 30-day go-shop period (with an additional 15 days to sign a deal and pay the lower termination fee if a superior proposal were submitted during the 30-day go-shop period) and (ii) termination fees of $7.5 million (inclusive of expenses) during the go-shop period and $12.8 million thereafter. If this proposal was not accepted by Sequential, the Special Committee would consider walking away from negotiations with Sequential for two or three weeks and to shop MSLO to third parties during that time. The Special Committee also noted their earlier discussion of the advantages of having a signed deal with Sequential at a favorable price that would set a floor on the value of MSLO, while also leaving open the possibility of receiving a more favorable topping bid from a third party prior to MSLO’s stockholders voting on a deal with Sequential. A representative of Moelis excused himself from the meeting to call Sequential. Shortly thereafter, the representative rejoined the meeting and reported that Sequential had agreed to the Special Committee’s go-shop proposal. The Special Committee reacted positively to this news and directed the representatives of Debevoise and Moelis to finalize the terms of the transaction. Following the adjournment of the Special Committee meeting, Gibson Dunn, Debevoise, Wachtell and Grubman worked throughout the day to finalize the merger agreement and all other related transaction documentation for execution. Debevoise thereafter circulated (i) a final version of the merger agreement and final or substantially final versions of all other transaction documentation to the Special Committee, (ii) a presentation from Debevoise summarizing the Special Committee’s fiduciary duties to stockholders and the key terms of the merger agreement (which had been previously circulated to the Special Committee), (iii) a financial analysis from Moelis (which had been previously circulated to the Special Committee), (iv) a memorandum prepared by Debevoise summarizing Ms. Stewart’s current arrangements with MSLO and the proposed post-closing arrangements agreed between Sequential and Ms. Stewart and (v) draft Special Committee resolutions.

Following the Mr. Sweedler’s discussion with representatives of Moelis to finalize the terms of the go-shop, the Sequential board of directors held a meeting at which members of Sequential’s management and representatives of Gibson Dunn were present. Mr. Sweedler and Sequential’s management provided the directors with an update regarding negotiations since the previous board meeting and reported that the parties had come to agreement both with respect to the principal terms of the merger agreement and the agreements with Martha Stewart. Representatives of Gibson Dunn described the terms of the transaction documents and discussed with the directors their fiduciary duties under applicable laws. Thereafter, representatives of Consensus joined the meeting and provided the directors with their financial analysis regarding the proposed transaction and delivered their oral opinion (which was subsequently confirmed in writing) to the Sequential board of directors to the effect that, as of the date of the opinion (taking into account the Sequential merger and the MSLO merger) and based upon and subject to the qualifications, limitations and assumptions stated in Consensus’ written opinion, the total consideration to be paid by Sequential pursuant to the merger agreement, is fair from a financial point of view to Sequential. Thereafter, following discussion, the Sequential board of directors unanimously (i) determined that the merger agreement and the transactions contemplated therein, including the mergers, are fair to, and in the best interests of Sequential and its stockholders, (ii) approved and adopted the merger agreement and the transactions contemplated thereby, including the Sequential merger, (iii) approved and declared advisable the execution, delivery and performance by Sequential of the merger agreement and the consummation of the transactions contemplated therein, and (iv) recommended approval by the stockholders of Sequential of the merger agreement and the transactions contemplated by the merger agreement.

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At 9:00 p.m. on the evening of June 21, 2015, the Special Committee reconvened in a telephonic meeting, at which Ms. Smyth and representatives of each of Debevoise and Moelis were present. At this meeting, representatives of Debevoise reviewed with the members of the Special Committee (i) their fiduciary duties under Delaware law, (ii) the process the Special Committee had followed to this point and (iii) the discussions the Special Committee had with its advisors about whether the terms of the go-shop period would provide a meaningful opportunity for third parties to make proposals that could result in a superior transaction. The Special Committee noted that the merger agreement contained certain provisions that were designed to encourage an effective go-shop process, including (i) a 30-day initial go-shop period and (ii) a termination fee of $7.5 million payable by MSLO if it were to terminate the merger agreement within 45 days after signing to enter into an acquisition agreement related to a superior proposal with a party that provides an acquisition proposal during the go-shop period that is or would reasonably be expected to result in a superior proposal. The Special Committee and its advisors discussed the key terms of the merger agreement, including the fact that the transaction was conditioned on the approval by a majority of the holders of MSLO’s Class A common stock unaffiliated with Ms. Stewart. The Special Committee and its advisors also reviewed again the principal terms of Ms. Stewart’s agreements that had been negotiated between counsel to Ms. Stewart and counsel to Sequential. The Special Committee again reviewed a draft of a letter addressed to the Special Committee from Ms. Stewart, and subsequently delivered to the Special Committee on June 22, 2015, pursuant to which Ms. Stewart indicated that she would explore in good faith the possibility of working with any third parties regarding any alternative acquisition proposals (including taking part in meetings and negotiations) to the extent requested to do so by the Special Committee or the MSLO Board of Directors.

Representatives of Moelis made a presentation to the Special Committee which provided an overview of the process the Special Committee had followed to date, the challenges facing MSLO and the strategic rationale for pursuing a transaction with Sequential. Representatives of Moelis summarized Moelis’ financial analysis and then rendered to the Special Committee an oral opinion of Moelis, which was subsequently confirmed by delivery of a written opinion dated June 21, 2015, addressed to the Special Committee to the effect that, as of the date of the opinion, based on and subject to the conditions and limitations described in the opinion, the consideration to be paid to the holders of MSLO Class A common stock (other than shares of MSLO common stock held by Ms. Stewart and her affiliates) in the proposed merger (after giving effect to the mergers) was fair, from a financial point of view, to such holders.

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Following a discussion of the presentations from representatives of each of Debevoise and Moelis, the Special Committee unanimously resolved to recommend to the MSLO Board of Directors that it approve the merger agreement. Shortly after the Special Committee meeting, Debevoise circulated to the MSLO Board of Directors final versions of all the documents circulated to the Special Committee earlier that evening.

The next morning, on June 22, 2015, before the U.S. markets opened, the MSLO Board of Directors held a telephonic meeting at which representatives of each of Debevoise, Wachtell, Grubman and Moelis, and certain members of senior management were present. Representatives of Moelis summarized for the MSLO Board of Directors the negotiations over the past few days. Representatives of each of Debevoise and Moelis made presentations to the MSLO Board of Directors. A representative of Grubman reviewed the terms of Ms. Stewart’s post-closing arrangements. The MSLO Board of Directors then reviewed the proposed resolutions to approve the transaction. After discussion, the MSLO Board of Directors (with the exception of Ms. Stewart, who recused herself), unanimously adopted the resolutions. Following the MSLO Board of Directors meeting, the parties executed and delivered the merger agreement, and Ms. Stewart executed and delivered her agreements, including her letter to the Special Committee, and MSLO and Sequential issued a joint press release announcing the transaction.

Following the execution of the merger agreement, in response to a solicitation by a representative of Tengram, acting on Tengram’s behalf, each of the consenting holders executed a written consent adopting and approving the merger agreement and the transactions contemplated thereby, including the Sequential merger and the issuance of shares of Holdings common stock as a portion of the consideration for the mergers and, on June 22, 2015, delivered such written consent to Sequential.

The merger agreement provides that until 11:59 p.m. (New York City time) on July 22, 2015, MSLO and its representatives had the right to initiate, solicit and encourage the making of alternative acquisition proposals from third parties, and to provide nonpublic information to and participate in discussions and negotiations with third parties regarding alternative acquisition proposals. During the go-shop period Moelis contacted over 60 parties, including potential strategic parties and financial sponsors, as well as the parties that entered into confidentiality agreements with MLSO in 2013, Company A and the third party who expressed an interest in exploring a transaction with MSLO on June 19, 2015, to solicit interest in a possible alternative transaction. During the go-shop period, several parties expressed potential interest and five received non-public information pursuant to non-disclosure agreements, including Company A. Moelis provided additional information and fulfilled follow-up requests regarding a potential transaction. As of the date of this combined statement/prospectus, no person has made an alternative proposal to acquire MSLO.

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Consideration

At the effective time of the Sequential merger, each outstanding share of Sequential common stock (other than shares held by Sequential in treasury, which will be cancelled and cease to exist) will be converted into the right to receive one share of Holdings common stock (without the requirement for the surrender of any certificate previously representing any shares of Sequential common stock or issuance of new certificates representing Holdings common stock).

At the effective time of the MSLO merger, each outstanding share of MSLO common stock (other than shares held by MSLO in treasury, which will be cancelled and cease to exist, or dissenting shares) will be converted into the right to receive, at the election of the holder thereof (subject to certain proration procedures described below), either: (1) $6.15 in cash, without interest (which we refer to as the “MSLO cash consideration”) or (2) a number of shares of Holdings common stock equal to the MSLO cash consideration divided by the Sequential trading price (which we refer to as the “MSLO common stock consideration” and, together with the MSLO cash consideration, the “MSLO merger consideration”). Instead of receiving any fractional shares, each holder of MSLO common stock that elects to receive MSLO common stock consideration will be paid an amount in cash, without interest, rounded to the nearest cent, equal to the amount of the fractional share interest in a share of Holdings common stock to which such holder would otherwise be entitled.

Election Procedures

No less than 20 business days prior to the anticipated “election deadline” (which is defined in the following paragraph), MSLO stockholders as of the record date for the MSLO special meeting will be mailed under separate cover a form of election for making an election to make a cash election or a stock election. Any MSLO stockholder who became a MSLO stockholder after the record date for the MSLO special meeting, or who did not otherwise receive a form of election, should contact MSLO’s proxy solicitor, D.F. King & Co., Inc., at (866) 304-5477 or their broker, bank or other nominee to obtain a form of election. MSLO stockholders who vote against approving the merger agreement are still entitled to make elections with respect to their shares. However, any MSLO stockholder who makes an election will have waived all appraisal rights in connection with making such election. The form of election allows holders of MSLO common stock to make an election to make a cash election or a stock election for some or all of their shares of MSLO common stock or no election for their shares of MSLO common stock. Shares of MSLO common stock as to which the holder has not made a valid election prior to the election deadline will be treated as if they made either a cash election or a stock election, subject to proration. To validly make a cash election or a stock election MSLO stockholders must properly complete, sign and send the form of election and stock certificates (or evidence of shares in book-entry form) to the exchange agent prior to the election deadline.

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The “election deadline” will be 5:00 p.m. New York time on [      ], 2015, which is the date immediately prior to the MSLO special meeting, unless extended. Under the merger agreement, the election deadline will be extended to the third business day prior to the effective time of the mergers if required regulatory and antitrust approvals have not been obtained. We believe that all such approvals were received when the Federal Trade Commission, which we refer to as the “FTC,” granted early termination of the waiting period under the HSR Act on July 17, 2015, and therefore we do not expect the election deadline to be extended. MSLO and Sequential will issue a joint press release announcing the anticipated date of the election deadline not more than 15 business days before, and at least five business days prior to, the election deadline.

Financing of the Mergers

On June 22, 2015, Sequential entered into a commitment letter with GSO Capital Partners LP (which we refer to as “GSO”), pursuant to which GSO has committed (which we refer to as the “Debt Commitment”) to provide up to $360,000,000 under senior secured second lien term loans facilities (which we refer to collectively as the “Second Lien Facility”), of which (i) up to $300,000,000 will be available at the effective time of the mergers and (ii) up to $60,000,000 will be available at or after the effective time of the mergers to Holdings in, but not more than, two draws, subject to increases as described below. In addition, GSO has committed (which we refer to as the “Equity Commitment” and, together with the Debt Commitment, the “Financing Commitments”), pursuant to the commitment letter, to purchase $10,000,000 of Holdings common stock at $13.50 per share.

The Financing Commitments of GSO are subject to certain customary conditions, including the negotiation and execution of definitive financing agreements and the consummation of the mergers prior to December 22, 2015 in accordance with the terms and conditions set forth in the merger agreement.

Holdings expects to borrow on the effective date of the mergers the funds available on such date under the Financing Commitments and to use the proceeds therefrom to refinance and repay, in full, Sequential’s existing indebtedness under its existing Amended and Restated Second Lien Credit Agreement, dated as of April 8, 2015, to finance the mergers and to pay fees and transaction costs related to the mergers and the Second Lien Facility, for working capital, capital expenditure and other lawful corporate purposes of Holdings and its subsidiaries. After the effective time of the mergers, Holdings expects to use the proceeds of any borrowings under the Second Lien Facility for corporate purposes of Holdings and its subsidiaries, and any borrowings under any incremental facilities for the purposes of permitted acquisitions.

The Second Lien Facility will consist of an up to $360,000,000 senior secured second lien term loans facilities, of which (i) up to $300,000,000 will be available at the effective time of the mergers and (ii) up to $60,000,000 will be available at or after the effective time of the mergers in, but not more than, two draws (subject to increases, for the purposes of funding additional permitted acquisitions, in such amounts as would not cause Holdings’s total leverage ratio, determined on a pro forma basis after giving effect to any such increase, to exceed 6.00, which increases are subject to certain customary conditions ). The Second Lien Facility shall mature on the sixth anniversary of the effective date of the mergers. Borrowings under the Second Lien Facility will bear interest at LIBOR or a base rate, plus, in each case, a fluctuating applicable margin ranging from 8.00% to 8.75% per annum for LIBOR loans and from 7.00% to 7.75% per annum for base rate loans, in each case based on Holdings’s total net leverage ratio (to be defined in the definitive credit agreement for the Second Lien Facility).

The Second Lien Facility will require Holdings to make mandatory prepayments of the borrowings under the Second Lien Facility with (to the extent such prepayments are not required to be made by Holdings pursuant to its existing Second Amended and Restated First Lien Credit Agreement, dated as of April 8, 2015 to prepay any borrowings thereunder):

•	50% of Excess Cash Flow (to be defined in the definitive credit agreement for the Second Lien Facility) so long as Holdings’s total net leverage ratio is equal to or exceeds 3.00;

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•	a percentage ranging from 50% to 60% of the greater of the orderly liquidation value of certain assets or proceeds of the sale of such assets in the event of a sale (or 100% if an event of default exists); and

•	100% of the net proceeds of certain sales of certain collateral (subject to certain rights of Sequential (and after the closing date, Holdings) to reinvest such proceeds in lieu of making such prepayments).

Holdings will not be permitted to voluntarily repay outstanding loans under the Second Lien Facility prior to the 18th month anniversary of the effective time of the mergers. After the 18th month anniversary of the effective date of the mergers and prior to the 42nd month anniversary of the effective date of the mergers, Holdings will be permitted to prepay such outstanding loans, in whole or in part, subject to a payment of a prepayment premium equal to 3.0% (after the 18th month anniversary of the effective date of the mergers and prior to the 30th month anniversary of the effective time of the mergers) or 1.0% (after the 30th month anniversary of the effective time of the mergers and prior to the 42nd month anniversary of the effective time of the mergers) of the principal amount of such outstanding loans so prepaid. After the 42nd month anniversary of the effective time of the mergers, prepayments may be made in whole or in part without any payment of a prepayment premium.

All of Holdings’s obligations under the Second Lien Facility will be guaranteed by each existing direct and indirect domestic subsidiary of Holdings, other than excluded subsidiaries (to be defined in the definitive credit agreement for the Second Lien Facility) and Holdings’s obligations under the Second Lien Facility and such guarantees of such subsidiaries will be secured by a second priority interest, subject to certain exceptions, in substantially all of their assets.

The Second Lien Facility will include financial covenants requiring Holdings to maintain a total net leverage ratio and to satisfy a loan to value ratio, in each case at levels to be agreed, as well as customary affirmative and negative covenants and events of default.

Certain Governance Matters Following the Mergers

Following the consummation of the mergers, the membership of the Holdings Board of Directors is expected to be the same as the membership of the Sequential Board of Directors prior to the consummation of the mergers, however, pursuant to the employment agreement (as defined in “Interests of Certain Persons in the Mergers—Agreements with Martha Stewart”), Martha Stewart will join the Holdings Board of Directors. The executive officers of Holdings following the consummation of the mergers are expected to be the same as the executive officers of Sequential prior to the consummation of the mergers, and, pursuant to the employment agreement, Martha Stewart will become the Chief Creative Officer of Holdings. For a discussion of the employment agreement and Martha Stewart’s expected involvement in Holdings, see “Interests of Certain Persons in the Mergers—Agreements with Martha Stewart.”

Accounting Treatment

The mergers will be accounted for using the acquisition method of accounting in accordance with ASC 805. U.S. GAAP requires that one of the two companies in the mergers be designated as the acquirer for accounting purposes based on the evidence available. Sequential will be treated as the acquiring entity for accounting purposes. In identifying Sequential as the acquiring entity, the companies took into account the composition of the Holdings Board of Directors, the designation of certain senior management positions of Holdings and the size of each of the companies as well as the fact that the MSLO stockholders will be receiving a premium over the pre-combination fair value of MSLO common stock.

Regulatory Clearances for the Mergers

The mergers are subject to the requirements of the HSR Act, which prevents Sequential and MSLO from completing the mergers until the applicable waiting period under the HSR Act is terminated or expires. On July 7, 2015, Sequential and MSLO filed the requisite notification and report forms under the HSR Act with the Antitrust Division of the Department of Justice and the FTC. The FTC granted Sequential and MSLO early termination of the waiting period effective on July 17, 2015.

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Litigation Related to the Mergers

In connection with the mergers, 13 putative stockholder class action lawsuits have been filed in the Court of Chancery of the State of Delaware. The first, styled David Shaev Profit Sharing Plan f/b/o David Shaev v. Martha Stewart Living Omnimedia Inc. et. al., was filed on June 25, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that MSLO, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The second, styled Malka Raul v. Martha Stewart Living Omnimedia Inc. et. al., was filed on June 26, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The third, styled Daniel Lisman v. Martha Stewart Living Omnimedia Inc. et. al., was filed on June 29, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that MSLO, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The fourth, styled Matthew Sciabacucchi v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 2, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that MSLO, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The fifth, styled Harold Litwin v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 5, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The sixth, styled Richard Schiffrin v. Martha Stewart, was filed on July 7, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The seventh, styled Cedric Terrell v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 8, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The eighth, styled Dorothy Moore v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 8, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The ninth, styled Paul Dranove v. Pierre De Villemejane. et. al., was filed on July 8, 2015 against the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The tenth, styled Phuc Nguyen v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 10, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The eleventh, styled Kenneth Steiner v. Martha Stewart Living Omnimedia Inc. et. al., was filed on July 16, 2015 against MSLO, the MSLO board, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO board breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The twelfth, styled Karen Gordon v. Martha Stewart et. al., was filed on July 27, 2015 against the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. The thirteenth, styled Anne Seader v. Martha Stewart Living Omnimedia, Inc. et. al., was filed on July 28, 2015 against MSLO, the MSLO Board of Directors, Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings, also asserting that the members of the MSLO Board of Directors breached their fiduciary duties and asserting that Sequential, Madeline Merger Sub, Singer Merger Sub, and Holdings aided and abetted the alleged breaches of fiduciary duties. On August 18, 2015, the Delaware Chancery Court issued an order consolidating these actions for all purposes under the caption In re Martha Stewart Living Omnimedia, Inc., et. al. to be the operative complaint in the consolidated action.

Each of Sequential, MSLO and their respective directors believe these lawsuits are without merit and intend to defend them vigorously.

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Listing of Holdings Common Stock

It is a condition to the completion of the mergers that the Holdings common stock to be issued to Sequential stockholders and MSLO stockholders in connection with the mergers be approved for listing on Nasdaq, subject to official notice of issuance.

Delisting and Deregistration of Sequential Common Stock and MSLO Class A Common Stock

When the mergers are completed, each of the Sequential common stock and MSLO Class A common stock currently listed on Nasdaq and NYSE, respectively, will cease to be quoted on the Nasdaq and the NYSE and will subsequently be deregistered under the Exchange Act.

Combined Company Corporate Offices

Holdings’s principal executive offices and operating offices will be located at the current corporate offices of MSLO in New York, New York.

Plans for the Combined Company

After the effective time of the mergers, Sequential and MSLO anticipate that they will each continue their current respective operations, except that they will cease to be publicly traded companies and will instead be wholly owned subsidiaries of Holdings. Holdings intends to apply to list its common stock on Nasdaq under the symbol “SQBG,” subject to official notice of issuance, and, following consummation of the mergers, we anticipate that Holdings will change its name to Sequential Brands Group, Inc.

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DESCRIPTION OF THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A to this combined statement/prospectus and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this combined statement/prospectus. You are urged to read the merger agreement carefully and in its entirety before making any decisions regarding the mergers.

The merger agreement has been annexed to this combined statement/prospectus to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Sequential, MSLO, Holdings or any of their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the merger agreement (a) were made by the parties thereto only for purposes of that agreement and as of specific dates; (b) were made solely for the benefit of the parties to the merger agreement; (c) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the merger agreement (such disclosures include information that has been included in public disclosures, as well as additional non-public information); (d) may have been made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and (e) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the merger agreement is included with this filing only to provide investors with information regarding the terms of the merger agreement, and not to provide investors with any other factual information regarding Sequential, MSLO, Holdings or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Sequential, MSLO, Holdings or any of their respective subsidiaries or affiliates. Additionally, the representations, warranties, covenants, conditions and other terms of the merger agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Sequential’s or MSLO’s public disclosures. The merger agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies that is or will be contained in, or incorporated by reference into this combined statement/prospectus and the documents that are filed with the SEC.

The Mergers

The merger agreement by and among Sequential, Singer Merger Sub, MSLO, Madeline Merger Sub and Holdings, provides that Madeline Merger Sub will be merged with and into MSLO, with MSLO surviving the MSLO merger as a wholly owned subsidiary of Holdings, and Singer Merger Sub will be merged with and into Sequential, with Sequential surviving the Sequential merger as a wholly owned subsidiary of Holdings. As a result, among other things, Holdings will become the ultimate parent of Sequential, MSLO and their respective subsidiaries.

Closing and Effective Time of the Mergers

The closing of the mergers will be on the second business day after the satisfaction or waiver (to the extent permitted by applicable law) of the conditions to closing, which are described in the section titled “—Conditions to Completion of the Mergers” unless Sequential and MSLO agree in writing to a different date. The merger will be effective at the time the certificate of merger for the Sequential merger and the certificate of merger for the MSLO merger are filed with the Secretary of State of the State of Delaware or at such later time as the parties agree upon and is specified in the certificate of merger for the Sequential merger and the certificate of merger for the MSLO merger in accordance with the DGCL (which we refer to as the “effective time”).

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Directors and Officers

The directors and officers of Madeline Merger Sub immediately prior to the effective time will be the initial directors and officers of MSLO following the effective time and will hold their respective positions until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The directors and officers of Singer Merger Sub immediately prior to the effective time will be the initial directors and officers of Sequential following the effective time and will hold their respective positions until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The directors of Holdings following the effective time will be William Sweedler, Yehuda Shmidman, Rodney S. Cohen, Al Gossett, Aaron Hollander, Gary A. Johnson, Stewart Leonard Jr. and Martha Stewart, and will hold their respective positions until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Sequential Merger Consideration for Sequential Stockholders

At the effective time of the Sequential merger, each outstanding share of Sequential common stock (other than shares held by Sequential in treasury, which will be cancelled and cease to exist) will be converted into the right to receive one share of Holdings common stock (without the requirement for the surrender of any certificate previously representing any shares of Sequential common stock or issuance of new certificates representing Holdings common stock).

MSLO Merger Consideration for MSLO Stockholders

At the effective time of the MSLO merger, each outstanding share of MSLO common stock (other than shares held by MSLO in treasury, which will be cancelled and cease to exist, and dissenting shares, which are discussed below) will be converted into the right to receive, at the election of the holder thereof (subject to certain proration procedures described below), either: (1) $6.15 in cash, without interest (which we refer to the “MSLO cash consideration”) or (2) a number of shares of Holdings common stock equal to the MSLO cash consideration divided by the Sequential trading price (which we refer to as the “MSLO common stock consideration” and, together with the MSLO cash consideration, the “MSLO merger consideration”). Instead of receiving any fractional shares, each holder of MSLO common stock that would otherwise receive a fraction of a share of Holdings common stock will be paid an amount in cash, without interest, rounded to the nearest cent, equal to the amount of the fractional share interest in a share of Holdings common stock to which such holder would otherwise be entitled.

Proration

The aggregate amount of cash to be paid to MSLO stockholders is fixed in the merger agreement at $176,681,757.15 an amount that is equal to approximately 50% of the total consideration to be paid to holders of MSLO common stock in connection with the MSLO merger. We estimate that the total number of shares of Holdings common stock that will be issued in the MSLO merger will be approximately 12.3 million, based on 57,496,693 shares of MSLO common stock issued and outstanding as of October 12, 2015 and an estimated exchange ratio of 0.2132.  Such exchange ratio is calculated for illustrative purposes only by dividing $3.075, the portion of the aggregate merger consideration to be paid to holders of MSLO common stock in Holdings common stock, by $14.4248, the volume weighted average price per share of Sequential common stock on the Nasdaq for the consecutive period over the five trading days ending on October 12, 2015, the last practicable date before the date of this combined statement/prospectus, as calculated by Bloomberg Financial LP under the function “VWAP”; provided, that (1) if the price of Sequential common stock changes prior to the date of completion of the MSLO merger, the aggregate number of shares of Holdings to be issued as consideration in the MSLO merger will be increased or decreased accordingly, and (2) if the number of shares of MSLO common stock outstanding increases prior to the date of completion of the MSLO merger due to the vesting of stock-settled awards or as otherwise permitted by the merger agreement, the aggregate number of shares of Holdings common stock to be issued as consideration in the MSLO merger will be increased accordingly. If the MSLO cash consideration is either oversubscribed or undersubscribed, then certain adjustments will be made to the MSLO merger consideration to be paid to MSLO stockholders, in the manner described below. However, a MSLO stockholder making a cash election for one-half of its shares and a stock election for one-half of its shares will receive the MSLO cash consideration for the number of shares of MSLO common stock for which the stockholder has made a cash election; and the MSLO common stock consideration for the number of shares of MSLO common stock for which the stockholder made a stock election.

Adjustment if Cash Pool is Oversubscribed

Holdings common stock may be issued to MSLO stockholders who make cash elections if the available $176,681,757.15 cash pool is oversubscribed. The total number of shares of MSLO common stock for which valid cash elections are made is referred to as the “Cash Election Number.” The MSLO cash consideration will be oversubscribed if the Cash Election Number exceeds the Cash Conversion Number. The “Cash Conversion Number” is equal to the quotient obtained by dividing (1) $176,681,757.15 by (2) $6.15, which is 28,728,741. Therefore, if the holders of more than 28,728,741 shares of MSLO common stock make a valid cash election, the MSLO cash consideration will be oversubscribed.

•	If the cash election is oversubscribed, then:

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•	a MSLO stockholder making a stock election, no election or an invalid election will receive the MSLO common stock consideration for each share of MSLO common stock as to which the stockholder made a stock election, no election or an invalid election;

•	a MSLO stockholder making a cash election for one-half of its shares and a stock election for one-half of its shares will receive:

▪	the MSLO cash consideration for the number of shares of MSLO common stock for which the stockholder has made a cash election; and

▪	the MSLO common stock consideration for the number of shares of MSLO common stock for which the stockholder made a stock election; and

•	a MSLO stockholder making a cash election will receive:

▪	MSLO cash consideration for a number of shares of MSLO common stock equal to the product obtained by multiplying (1) the number of shares of MSLO common stock for which such stockholder has made a cash election by (2) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number; and

▪	MSLO common stock consideration for the remaining shares of MSLO common stock for which the stockholder made a cash election.

Example of Oversubscription of Cash Pool

Assuming that:

•	the Cash Election Number was 35,000,000 (in other words, only 28,728,741 shares of MSLO common stock can receive the MSLO cash consideration, but MSLO stockholders have made cash elections with respect to 35,000,000 shares of MSLO common stock); and

•	no MSLO stockholders have made a cash election for one-half of their shares and a stock election for one-half of their shares,

then a MSLO stockholder making a cash election with respect to 1,000 shares of MSLO common stock would receive the MSLO cash consideration with respect to 820 shares of MSLO common stock (1,000 multiplied by 28,728,741 divided by 35,000,000) and the MSLO common stock consideration with respect to the remaining 180 shares of MSLO common stock. Therefore, assuming that the Sequential trading price was equal to $15.00, that MSLO stockholder would receive 73 shares of Holdings common stock and approximately $5,055.00 in cash (including cash in lieu of fractional shares).

Adjustment if the Cash Pool is Undersubscribed

Cash may be paid to MSLO stockholders who make stock elections if the available $176,681,757.15 cash pool is undersubscribed. If the Cash Election Number is less than the Cash Conversion Number, the cash election is undersubscribed, in which case cash may be issued to MSLO stockholders who make stock elections. The amount by which the Cash Election Number is less than the Cash Conversion Number is referred to as the “Shortfall Number.” If the cash election is undersubscribed, then all MSLO stockholders making a cash election will receive the cash consideration for all shares of MSLO common stock as to which they made a cash election. MSLO stockholders making a stock election, MSLO stockholders who make no election and MSLO stockholders who failed to make a valid election will receive cash and/or Holdings common stock based on whether the Shortfall Number is lesser or greater than the number of non-election shares, as described below.

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Scenario 1: Undersubscription of Cash Pool and Shortfall Number is Less than or Equal to Number of Non-Election Shares.

If the Shortfall Number is less than or equal to the number of non-election shares, then:

•	a MSLO stockholder making a stock election will receive the MSLO common stock consideration for each share of MSLO common stock as to which the stockholder made a stock election;

•	a MSLO stockholder making a cash election for one-half of its shares and a stock election for one-half of its shares will receive:

▪	the MSLO cash consideration for the number of shares of MSLO common stock for which the stockholder has made a cash election; and

▪	the MSLO common stock consideration for the number of shares of MSLO common stock for which the stockholder made a stock election; and

•	a MSLO stockholder who, with respect to some or all of its shares, made no election or who did not make a valid election will receive:

▪	the MSLO cash consideration with respect to the number of shares of MSLO common stock equal to the product obtained by multiplying (1) the number of non-election shares held by such MSLO stockholder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of non-election shares; and

▪	the MSLO common stock consideration with respect to the remaining non-election shares held by such stockholder.

Example of Scenario 1

Assuming that:

•	the Cash Election Number is 25,400,000 (in other words, 28,728,741 shares of MSLO common stock must be converted into cash consideration but MSLO stockholders have made a cash election with respect to only 25,400,000 shares of MSLO common stock, so the Shortfall Number is 3,328,741); and

•	the total number of non-election shares is 5,000,000,

then a MSLO stockholder that has not made an election with respect to 1,000 shares of MSLO common stock would receive the MSLO cash consideration with respect to 665 shares of MSLO common stock (1,000 multiplied by 3,328,741 divided by 5,000,000) and the MSLO common stock consideration with respect to the remaining 335 shares of MSLO common stock. Therefore, assuming that the Sequential trading price was equal to $15.00, that MSLO stockholder would receive 137 shares of Holdings common stock and approximately $4,095.00 in cash (including cash in lieu of fractional shares).

Scenario 2: Undersubscription of Cash Pool and Shortfall Number Exceeds Number of Non-Election Shares.

If the Shortfall Number exceeds the number of non-election shares, then:

•	a MSLO stockholder who made no election or who has not made a valid election will receive the MSLO cash consideration for each share of MSLO common stock for which the stockholder did not make a valid election; and

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•	a MSLO stockholder making a cash election for one-half of its shares and a stock election for one-half of its shares will receive:

▪	the MSLO cash consideration for the number of shares of MSLO common stock for which the stockholder has made a cash election; and

▪	the MSLO common stock consideration for the number of shares of MSLO common stock for which the stockholder made a stock election; and

•	a MSLO stockholder making a stock election will receive:

▪	the MSLO cash consideration with respect to the number of shares of MSLO common stock equal to the product obtained by multiplying (1) the number of shares of MSLO common stock with respect to which the stockholder made a stock election by (2) a fraction, the numerator of which is equal to the amount by which the Shortfall Number exceeds the number of non-election shares and the denominator of which is equal to the total number of stock election shares; and

▪	the MSLO common stock consideration with respect to the remaining shares of MSLO common stock held by such stockholder as to which it made a stock election.

Example of Scenario 2

Assuming that:

•	the Cash Election Number is 25,400,000 (in other words, 28,728,741 shares of MSLO common stock must be converted into cash consideration but MSLO stockholders have made a cash election with respect to only 25,400,000 shares of MSLO common stock, so the Shortfall Number is 3,328,741);

•	the total number of non-election shares is 1,000,000 (so the Shortfall Number exceeds the number of non-election shares by 2,328,741);

•	the number of stock election shares is 30,000,000; and,

•	no MSLO stockholder has made a cash election for one-half of its shares and a stock election for one-half of its shares then a MSLO stockholder that has made a stock election with respect to 1,000 shares of MSLO common stock would receive the MSLO cash consideration with respect to 78 shares of MSLO common stock (1,000 multiplied by 2,328,741 divided by 30,000,000) and the MSLO common stock consideration with respect to the remaining 922 shares of MSLO common stock. Therefore, assuming that the Sequential trading price was equal to $15.00, that MSLO stockholder would receive 378 shares of Holdings common stock, and approximately $480 in cash (including cash in lieu of fractional shares).

Treatment of Sequential Stock Options and Other Stock-Based Awards

Sequential Stock Options and Warrants

Each outstanding option to acquire shares of Sequential common stock (which we refer to as a “Sequential Stock Option”), whether vested or unvested, that is outstanding immediately prior to the effective time of the Sequential merger will be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time of the Sequential merger (a) that number of shares of Holdings common stock, rounded down to the nearest whole share, equal to the product determined by multiplying (x) the total number of shares of Sequential common stock subject to such Sequential Stock Option immediately prior to the effective time by (y) the Sequential exchange ratio (which is defined in the following paragraph), (b) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (x) the exercise price per share of Sequential common stock at which such Sequential Stock Option was exercisable immediately prior to the effective time by (y) the Sequential exchange ratio.

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The “Sequential exchange ratio” is one-for-one (which represents the number of shares of Holdings common stock into which each share of Sequential common stock is converted in the Sequential merger).

Sequential Restricted Stock Units

Each award of restricted stock units corresponding to shares of Sequential common stock (which we refer to as a “Sequential RSU Award”), whether vested or unvested, that is outstanding immediately prior to the effective time of the Sequential merger shall be converted into a Holdings restricted stock unit award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with respect to a number of shares of Holdings common stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential common stock subject to such Sequential RSU Award immediately prior to the effective time by the Sequential exchange ratio.

Sequential Restricted Stock Units Awards

Each unvested award of restricted Sequential common stock (which we refer to as a “Sequential Restricted Stock Award”) that is outstanding immediately prior to the effective time of the mergers shall be converted into a Holdings restricted stock award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with respect to a number of shares of Holdings common stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential common stock subject to such Sequential Restricted Stock Award by the Sequential exchange ratio. To the extent that the Sequential Restricted Stock Awards vest in whole or in part based on the achievement of performance goals, the compensation committee of the Sequential Board of Directors shall appropriately adjust such performance goals to reflect the effect of the transactions.

Treatment of MSLO Stock Options and Other Stock-Based Awards

MSLO Stock Options

Each outstanding option to acquire shares of MSLO common stock (which we refer to as a “MSLO Option”) that is subject solely to a time-based vesting condition, whether vested or unvested, that is outstanding immediately prior to the effective time of the MSLO merger shall be cancelled and automatically be converted into the right to receive a cash payment equal to the positive difference (if any) between (i) $6.15 and (ii) the exercise price per share for the MSLO Option. In addition, in respect of his MSLO Options that were granted pursuant to an employment agreement, were premium priced and subject to a time-based vesting conditions that were satisfied prior to the execution of the Merger Agreement, and have a minimum post-termination exercise period of 18 months, Mr. Dienst will receive the payment determined under the immediately preceding sentence, plus an aggregate additional payment of $300,000 in the form of Holdings common stock.

Each outstanding MSLO Option that is subject to performance-vesting conditions and is outstanding immediately prior to the effective time of the MSLO merger will receive the payment referred to in the immediately-preceding paragraph if it is vested as of such time. Any such performance-vesting MSLO Options that are not so vested will be canceled in exchange for cash payments to the holders thereof in the following aggregate amounts: Kenneth West ($49,750); Allison Hoffman ($16,600) and Ritwik Chatterjee ($24,900).

MSLO Restricted Stock Units

Each award of restricted stock units corresponding to shares of MSLO common stock that is subject solely to a time-based vesting condition (which we refer to as a “MSLO RSU”) that is outstanding immediately prior to the effective time of the MSLO merger will be cancelled and converted into a right to receive a cash payment of $6.15 for each share of MSLO common stock subject to the MSLO RSU.

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MSLO Performance Restricted Stock Units

Each award of restricted stock units corresponding to shares of MSLO common stock that is subject to performance-based vesting conditions (which we refer to as a “MSLO Performance RSU Award”), that is outstanding immediately prior to the effective time of the MSLO merger will be cancelled. The holder of any such MSLO Performance RSU Award that by its terms would have provided an opportunity to achieve the performance conditions of such award for certain specified periods following certain terminations of the holder’s employment will receive cash payments in the following aggregate amounts: Daniel Dienst ($2,550,000); Kenneth West ($204,000); Allison Hoffman ($240,000); and Ritwik Chatterjee ($216,000).

Conditions to Completion of the Mergers

Conditions to Each Party’s Obligations to Effect the Mergers

Each party’s obligation to effect the mergers is subject to the satisfaction or waiver, to the extent permitted, of the following conditions at or prior to the effective time:

•	MSLO having obtained the requisite MSLO stockholder approval;

•	Sequential having obtained the requisite Sequential stockholder approval (which was obtained by written consent on June 22, 2015 after execution and delivery of the merger agreement);

•	the shares of Holdings common stock issuable to the stockholders of Sequential and MSLO pursuant to the merger agreement having been approved for listing on the Nasdaq stock exchange, subject to official notice of issuance;

•	the expiration or termination of any waiting period (and any extensions thereof) applicable to the mergers under the HSR Act must have occurred (such termination was granted on July 17, 2015);

•	the registration statement on Form S-4 (of which this combined statement forms a part) having been declared effective by the SEC prior to the mailing of this combined statement/prospectus and the SEC not having issued any stop order suspending the effectiveness of the registration statement on Form S-4 or initiated or threatened any proceedings seeking such a stop order; and

•	the absence of any statute, rule, regulation, executive order, decree, temporary restraining order, preliminary injunction or other order by any governmental entity which prohibits, restrains or makes illegal the consummation of the mergers and transactions contemplated by the merger agreement.

See the section titled “—Regulatory Approvals and Efforts to Close the Mergers.”

Conditions to MSLO’s Obligations to Effect the Mergers

The obligation of MSLO to effect the transactions contemplated by the merger agreement is further subject to the satisfaction, or waiver by MSLO, to the extent permissible, at or prior to the effective time, of the following conditions:

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•	Sequential’s representations and warranties being true and correct as of the date of the merger agreement and the effective time, as though made at the effective time (without giving effect to any materiality, material adverse effect and similar qualifiers) except where the failure of such representations and warranties to be true and correct would not, in the aggregate, reasonably be expected to have a material adverse effect (as defined below); except for certain representations and warranties of Sequential regarding its capitalization, authority and brokers fees, which must be true and correct in all material respects both as of the date of the merger agreement and as of the effective time as though made at the effective time, except for immaterial inaccuracies in each case, provided that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period;

•	Sequential having performed in all material respects all of its obligations required to be performed under the merger agreement and at or prior to the effective time;

•	the absence of any change, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as defined below) on Sequential as of the date of the merger agreement;

•	Sequential having delivered to MSLO a certificate, certifying to the effect that the three foregoing conditions to closing have been satisfied;

•	the receipt by MSLO of a tax opinion from Debevoise & Plimpton, LLP, counsel to the Special Committee, to the effect that the mergers will constitute a transaction described in Section 351 of the Code; and

•	the receipt by Holdings of a statement from MSLO meeting the requirements of Section 1.1445-2(c) and 1.897-2(h) of the Treasury Regulations, certifying that the shares of MSLO common stock (and any other relevant equity interests in MSLO) are not U.S. real property interests within the meaning of Section 897 of the Code.

Conditions to Sequential’s Obligations to Effect the Mergers

The obligation of Sequential to effect the transactions contemplated by the merger agreement is further subject to the satisfaction, or waiver by Sequential, to the extent permissible, at or prior to the effective time, of the following conditions:

•	MSLO’s representations and warranties being true and correct as of the date of the merger agreement and the effective time, as though made at the effective time (without giving effect to any materiality, material adverse effect and similar qualifiers) except where the failure of such representations and warranties to be true and correct would not, in the aggregate, reasonably be expected to have a material adverse effect (as defined below); except for certain representations and warranties of MSLO regarding its capitalization, authority and brokers fees, which must be true and correct in all material respects both as of the date of the merger agreement and as of the effective time as though made at the effective time, except for immaterial inaccuracies, in each case, provided that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period;

•	MSLO having performed in all material respects all of its obligations required to be performed under the merger agreement and at or prior to the effective time;

•	the absence of any change, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect (as defined below) on MSLO as of the date of the merger agreement;

•	MSLO having delivered to Sequential a certificate, certifying to the effect that the three foregoing conditions to closing have been satisfied;

•	the receipt by Sequential of a tax opinion from Gibson, Dunn & Crutcher LLP, counsel to Sequential, to the effect that the mergers will constitute a transaction described in Section 351 of the Code; and

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•	the receipt by Holdings of a statement from Sequential meeting the requirements of Section 1.1445-2(c) and 1.897-2(h) of the Treasury Regulations, certifying that the shares of Sequential common stock (and any other relevant equity interests in Sequential) are not U.S. real property interests within the meaning of Section 897 of the Code.

Dissenting Shares

MSLO Stockholder Appraisal Rights

Shares of MSLO common stock outstanding immediately prior to the effective time of the MSLO merger that are held by any MSLO stockholder who has not voted in favor of the MSLO merger and who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (which shares we refer to as “dissenting shares”) will not be converted into or represent the right to receive the MSLO merger consideration. Instead, holders of dissenting shares who have properly perfected their appraisal rights will be entitled to receive payment for the appraised value of the shares of MSLO common stock held by them in accordance with Section 262 of the DGCL and as determined by the Delaware Court of Chancery. This value could be more than, the same as, or less than the value of the MSLO merger consideration. However, if such holder fails to perfect, or effectively withdraws or loses, such holder’s right to appraisal under the DGCL, whether before or after the effective time, then each share of MSLO common stock held by such holder shall not be treated as a dissenting share and shall be converted into and become exchangeable only for the right to receive the MSLO merger consideration in accordance with the terms and conditions of the merger agreement as if such share had never been a dissenting share.

A detailed description of the appraisal rights available to holders of MSLO common stock and the procedures required to exercise statutory appraisal rights is included in the section titled “Appraisal Rights,” and the text of Section 262 of the DGCL as in effect with respect to the MSLO merger, which is included as Annex E to this combined statement/prospectus. You are encouraged to read the provisions carefully and in their entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, MSLO stockholders who are considering exercising such rights are encouraged to seek the advice of their own legal counsel.

Sequential Stockholder Appraisal Rights

Sequential stockholders do not have appraisal rights in connection with the Sequential merger.

Representations and Warranties

The merger agreement contains general representations and warranties made by Sequential and MSLO to the other party, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the mergers. These representations and warranties are in many respects subject to materiality, knowledge and other similar qualifications and exceptions contained in the merger agreement and expire at the effective time.

MSLO

MSLO made a number of representations and warranties to Sequential, including representations and warranties related to the following matters:

•	MSLO’s and its subsidiaries’ corporation organization and existence;

•	MSLO’s capitalization;

•	MSLO’s corporate power and author to enter into the merger agreement;

•	the approval by the MSLO Board of Directors and the Special Committee of the merger agreement and the transactions contemplated by the merger agreement;

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•	MSLO’s proper and accurate filing of documents with the SEC since December 31, 2013;

•	MSLO’s compliance with the Sarbanes-Oxley Act of 2002 and the absence of investigations or certain undisclosed liabilities relating to accounting practices;

•	MSLO’s compliance with applicable laws, governmental orders and required permits since December 31, 2013;

•	MSLO’s compliance with environmental laws and the absence of environmental claims;

•	MSLO’s ERISA matters; certain benefit plans; certain compensation, severance and termination pay related to the mergers;

•	MSLO’s employment and labor matters;

•	the conduct of MSLO and its subsidiaries’ business in the ordinary course and the absence of a material adverse effect (as described below) since December 31, 2014;

•	the absence of legal proceedings, investigations, claims or judgments against MSLO or its subsidiaries;

•	the accuracy of the information supplied by MSLO and its affiliates for this document and the registration statement of which this document is a part;

•	MSLO and its subsidiaries’ taxes, tax returns and other tax matters;

•	MSLO and its subsidiaries’ intellectual property;

•	MSLO and its subsidiaries’ owned and leased real property;

•	MSLO and its subsidiaries’ insurance policies;

•	the receipt by the Special Committee of an opinion from Moelis related to the fairness of the MSLO merger consideration to be received by holders of MSLO common stock;

•	MSLO and its subsidiaries’ material contracts and the absence of a material breach of such contracts;

•	investment banker, broker or finder fees in connection with the consummation of the mergers; and

•	the absence of any additional representations or warranties beyond those in the merger agreement by MSLO or any other person.

Sequential

Sequential made a number of representations and warranties to Sequential, including representations and warranties related to the following matters:

•	Sequential’s and its subsidiaries’ corporate organization and existence;

•	Sequential’s capitalization;

•	Sequential’s corporate power and authority to enter into the merger agreement;

•	the approval by the Sequential Board of Directors of the merger agreement and the transactions contemplated by the merger agreement;

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•	Sequential’s proper and accurate filing of documents with the SEC since December 31, 2013;

•	Sequential’s compliance with the Sarbanes-Oxley Act of 2002 and the absence of investigations or certain undisclosed liabilities relating to accounting practices;

•	Sequential’s compliance with applicable laws, governmental orders and required permits since December 31, 2013;

•	Sequential’s compliance with environmental laws and the absence of environmental claims;

•	Sequential’s ERISA matters; certain benefit plans; certain compensation, severance and termination pay related to the mergers;

•	Sequential’s employment and labor matters;

•	the conduct of Sequential and its subsidiaries’ business in the ordinary course and the absence of a material adverse effect (as described below) since December 31, 2014;

•	the absence of legal proceedings, investigations, claims or judgments against Sequential or its subsidiaries;

•	the accuracy of the information supplied by Sequential and its affiliates for this document and the registration statement of which this document is a part;

•	Sequential and its subsidiaries’ taxes, tax returns and other tax matters;

•	Sequential and its subsidiaries’ intellectual property;

•	Sequential and its subsidiaries’ owned and leased real property;

•	Sequential and its subsidiaries’ insurance policies;

•	the valid organization and authority to enter into the merger agreement of Holdings, MSLO merger sub and Sequential merger sub;

•	Sequential and its subsidiaries’ material contracts and the absence of a material breach of such contracts;

•	investment banker, broker or finder fees in connection with the consummation of the mergers; and

•	the absence of any additional representations or warranties beyond those in the merger agreement by Sequential or any other person.

Definition of Material Adverse Effect

Many of the representations and warranties of MSLO and Sequential are qualified as to “materiality or “material adverse effect.” For purposes of the merger agreement, “material adverse effect,” with respect to either MSLO or Sequential, is defined to mean any change, state of facts, circumstance, occurrence, development, event or effect that, individually or in the aggregate, is materially adverse to (x) the ability of such party to perform its obligations under the merger agreement or (y) the financial condition, properties, assets, liabilities, businesses or results of operations of such party and its subsidiaries, taken as a whole, except in the case of clause (y) to the extent such material adverse effect is caused by or results from:

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•	the execution, delivery and announcement of the merger agreement and the transactions contemplated by the merger agreement, including any litigation resulting therefrom or with respect thereto, and any adverse change in business relationships resulting therefrom or respect thereto, including as a result of the identity of the other party to the mergers;

•	to the extent the following changes, state of facts, circumstances, events, or effects do not have a materially disproportionate effect on such party and its subsidiaries, taken as a whole, relative to other companies operating in industries in which such party and its subsidiaries operate:

•	changes in economic, market, business, regulatory or political conditions generally or global financial markets;

•	changes, circumstances or events generally affecting the industries in which such party and its subsidiaries operate;

•	any change in applicable law, regulation or U.S. GAAP following the date of the merger agreement;

•	the mere failure by such party or any of its subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being agreed that the facts or circumstances giving rise to such failure that are not otherwise excluded from the definition of a material adverse effect may be taken into account in determining whether a material adverse effect has occurred);

•	any change in and of itself in the market price or trading volume of the common stock of such party (it being agreed that the facts or circumstances giving rise to such change that are not otherwise excluded from the definition of a material adverse effect may be taken into account in determining whether there a material adverse effect has occurred); or

•	the taking of any action expressly required by the merger agreement.

Conduct of Business Prior to the Effective Time

Each of Sequential and MSLO has agreed that during the period from the date of the merger agreement until the effective time, unless with the prior consent of the other party or as otherwise expressly contemplated or permitted by the merger agreement, that it will, and will cause its respective subsidiaries to: (1) conduct its business in the ordinary course consistent with past practice in all material respects, (2) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, and (3) take no action that would prohibit or materially impair or delay the ability of either Sequential or MSLO to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to consummate the transactions contemplated by the merger agreement.

MSLO

MSLO has agreed that, during the period from the date of the merger agreement until the effective time, unless Sequential gives its prior written consent or as otherwise expressly contemplated or permitted by the merger agreement or applicable law, MSLO will not and will not permit any of its subsidiaries to:

•	amend its certificate of incorporation, by-laws or comparable organizational documents (whether by merger, consolidation or otherwise);

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•	(1) split, combine, subdivide or reclassify any shares of its capital stock or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, or in lieu of or in substitution for, shares of its share capital, (2) declare, set aside for payment or pay any dividend or distribution (whether in cash, stock or property or any merger thereof) in respect of its capital stock, except dividends paid by a direct or indirect wholly owned subsidiary of MSLO to MSLO or to any of MSLO’s other direct or indirect wholly owned subsidiaries or, (3) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of its share capital or any securities convertible into or exercisable for any shares of its share capital, other than repurchases, redemptions or acquisitions of share capital or such other securities, as the case may be, of any other wholly owned subsidiary of MSLO;

•	issue, deliver, pledge or sell, or authorize the issuance, delivery or sale of, any shares of its common stock, equity equivalents or capital stock, other than the issuance of: (1) any shares of its common stock upon the exercise of MSLO Options in accordance with the terms of the applicable MSLO Benefit Plan; (2) any capital stock of any of its subsidiaries to MSLO or any other subsidiary of MSLO; or (3) any shares of its common stock in connection with any permitted acquisition;

•	amend any term of the shares of its common stock (in each case, whether by merger, consolidation or otherwise) in any fashion that may have a materially adverse impact on Sequential;

•	incur any capital expenditures or any obligations or liabilities in respect thereof, other than those contemplated by the capital expenditure budget set forth in MSLO’s disclosure schedule or unbudgeted capital expenditures not to exceed $50,000 individually or $500,000 in the aggregate;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than any acquisitions with consideration (comprised of cash, shares of common stock or other property) not in excess of $250,000 individually or $500,000 in the aggregate;

•	sell, lease, sublease, exchange or otherwise transfer, or create or incur any lien, other than a lien permitted by the merger agreement, on, any of its assets, securities, properties, interests or businesses, or grant any option with respect to any of the foregoing;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, wholly owned MSLO subsidiaries;

•	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (including reimbursement obligations with respect to letters of credit);

•	grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any employee, officer or director; increase benefits payable under any existing severance or termination pay policies; establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement; or increase compensation, bonus or other benefits payable to any employee or hire any new employee (other than any non-executive employee hired to fill a pre-existing vacancy or to replace any non-executive employee that terminates prior to the effective time, in each case, with the same salary for such position as of the date hereof), except for (x) increases in salary for non-executive employees or (y) increases to the pre-established salary level for any employee hired to fill a pre-existing non-executive vacancy or replace any non-executive employee that terminates prior to the effective time in an amount not to exceed $250,000 in the aggregate with respect to all such increases and hires;

•	change methods of accounting, except as required by concurrent changes in U.S. GAAP, as agreed to by its independent public accountants;

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•	settle, or offer or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against MSLO or any of its subsidiaries controlled or directed by MSLO or any of its subsidiaries;

•	adopt or change any material method of tax accounting, make or change any material tax election, file any amended material tax return, change any annual tax accounting period, enter into any material closing agreement, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

•	except in the ordinary course of business consistent with past practice, amend, modify or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any material contract or waive, release or assign any material rights, claims or benefits under any material contract, or enter into any contract or agreement that would have been a material contract had it been entered into prior to the merger agreement or which grants any third party the right to receive payments with respect to any intellectual property, including any royalty payments or similar;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the mergers);

•	cancel any indebtedness or waive any claims or rights of substantial value, in each case other than in the ordinary course of business consistent with past practice;

•	take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to impede, the mergers from qualifying as a transaction described in Section 351 of the Code; or

•	agree, resolve or commit to do any of the foregoing summarized actions or accept any restriction that would prevent taking any of the foregoing summarized actions.

Sequential

Sequential has agreed that, during the period from the date of the merger agreement until the effective time, unless MSLO gives its prior written consent (such consent not be unreasonably withheld, conditioned or delayed) or as otherwise expressly contemplated or permitted by the merger agreement or applicable law, Sequential will not and will not permit any of its subsidiaries to:

•	amend its certificate of incorporation, by-laws or comparable organizational documents (whether by merger, consolidation or otherwise);

•	(1) split, combine, subdivide or reclassify any shares of its capital stock or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, or in lieu of or in substitution for, shares of its share capital, (2) declare, set aside for payment or pay any dividend or distribution (whether in cash, stock or property or any merger thereof) in respect of its capital stock, except dividends paid by a direct or indirect wholly owned subsidiary of Sequential to Sequential or to any of Sequential’s other direct or indirect wholly owned subsidiaries or, (3) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of its share capital or any securities convertible into or exercisable for any shares of its share capital, other than repurchases, redemptions or acquisitions of share capital or such other securities, as the case may be, of any other wholly owned subsidiary of Sequential;

•	issue, deliver, pledge or sell, or authorize the issuance, delivery or sale of, any shares of its common stock or preferred stock or capital stock, other than the issuance of: (1) any shares of its common stock upon the exercise of Sequential Options in accordance with the terms of the applicable Sequential benefit plan; (2) any capital stock of any of its subsidiaries to Sequential or any other subsidiary of Sequential; or (3) any shares of its common stock in connection with any permitted acquisition;

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•	amend any term of the shares of its common stock (in each case, whether by merger, consolidation or otherwise) in any fashion that may have a materially adverse impact on MSLO;

•	incur any capital expenditures or any obligations or liabilities in respect thereof, other than capital expenditures not to exceed $1,500,000 in the aggregate;

•	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses, other than any acquisitions with consideration (comprised of cash, shares of common stock or other property) not in excess of $15,000,000 in the aggregate;

•	sell, lease, sublease, exchange or otherwise transfer, or create or incur any lien, other than a lien permitted by the merger agreement, on, any of its assets, securities, properties, interests or businesses, or grant any option with respect to any of the foregoing;

•	make any loans, advances or capital contributions to, or investments in, any other person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, wholly owned subsidiaries of Sequential;

•	create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (including reimbursement obligations with respect to letters of credit);

•	other than with respect to non-executive employees, (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any employee, officer or director, (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, or (iv) increase compensation, bonus or other benefits payable to any employee or hire any executive officer without providing notice to MSLO at least two business days prior to the hiring of any executive officer;

•	change methods of accounting, except as required by concurrent changes in U.S. GAAP, as agreed to by its independent public accountants;

•	settle, or offer or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against Sequential or any of its subsidiaries controlled or directed by Sequential or any of its subsidiaries;

•	adopt or change any material method of tax accounting, make or change any material tax election, file any amended material tax return, change any annual tax accounting period, enter into any material closing agreement, settle any material tax claim, audit or assessment, or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

•	except in the ordinary course of business consistent with past practice, amend, modify or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any material contract or waive, release or assign any material rights, claims or benefits under any material contract, or enter into any contract or agreement that would have been a material contract had it been entered into prior to the merger agreement or which grants any third party the right to receive payments with respect to any intellectual property, including any royalty payments or similar;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the mergers);

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•	cancel any indebtedness or waive any claims or rights of substantial value, in each case other than in the ordinary course of business consistent with past practice;

•	take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to impede, the mergers from qualifying as a transaction described in Section 351 of the Code; or

•	agree, resolve or commit to do any of the foregoing summarized actions or accept any restriction that would prevent taking any of the foregoing summarized actions.

Mutual Access

Until the effective time or the earlier termination of the merger agreement, each of Sequential and MSLO, and each of its subsidiaries, will afford the other party and its representatives, reasonable access during normal business hours to its properties, books, contracts, commitments, personnel and records. Additionally, Sequential and MSLO, and each of its subsidiaries, will promptly furnish to the other and its representatives such information concerning its business, properties and personnel as such other party may reasonably request. Notwithstanding the obligations described above, neither Sequential or MSLO is required to afford such access without being provided reasonable notice by the other party or if affording such access would unreasonably disrupt the operations of such party or its subsidiaries, would cause a violation of any confidentiality obligations of either party, would cause a risk of a loss of privilege or trade secret protection to such party or its subsidiaries or would violate the law, provided that both parties will use commercially reasonably efforts to minimize the effects of these restrictions and provide reasonable alternatives to access. All information provided by either Sequential or MSLO pursuant to an information access request will be subject to the confidentiality agreement between Sequential and MSLO.

Non-Solicitation Obligations and Exceptions

“Go Shop” Provisions

From the date of the merger agreement and continuing until 11:59 p.m. New York City time on July 22, 2015 (which we refer to as the “no-shop period start date”), MSLO and its subsidiaries, and its subsidiaries’ respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (which group of people we refer to collectively as “representatives”), had the right to:

•	initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an “acquisition proposal” (as defined further below), including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, MSLO and its subsidiaries to any person pursuant to an acceptable confidentiality agreement. However, MSLO was required, within 48 hours, to provide to Sequential all non-public information provided to any such person or persons or representatives that was not previously provided to Sequential; and

•	engage in, enter into, continue or otherwise participate in any discussions or negotiations with any persons or groups of persons with respect to any acquisitions proposals and cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any acquisition proposals.

Within 48 hours after the no-shop period start date, MSLO was required to notify Sequential in writing of the identity of any person that submitted any acquisition proposal prior to the no-shop period start date, and was required to provide to Sequential a copy of such acquisition proposal. MSLO did not receive any acquisition proposals during the go shop period.

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“No-Shop” Provisions

From the no-shop period start date until the earlier of the effective time or the termination of the merger agreement, MSLO will not, and it will not permit or authorize any of its subsidiaries or its or its subsidiaries’ respective representatives, directly or indirectly, to:

•	solicit, initiate, seek or knowingly encourage or facilitate any inquiries regarding or any proposal that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish any information or data with respect to, or otherwise cooperate with, an acquisition proposal; or

•	resolve or agree to do any of the foregoing.

•	In addition, as of the no-shop period start date, MSLO shall, and shall cause each of its subsidiaries and its and its subsidiaries’ respective representatives, to:

•	immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted before the no-shop period with respect to any acquisition proposal or potential acquisition proposal; and

•	request the prompt return or destruction of all confidential information previously furnished with respect to any acquisition proposal or potential acquisition proposal.

Exceptions to the “No-Shop” Provisions

Notwithstanding its non-solicitation obligations described above, if at any time following the no-shop period start date and before the requisite approval of the MSLO merger by the MSLO stockholders is obtained:

•	MSLO receives a written acquisition proposal from any person that the MSLO Board of Directors believes in good faith to be bona fide;

•	such acquisition proposal did not result from a breach of MSLO’s non-solicitation obligations described above or the MSLO Board of Directors’ recommendation obligations described herein;

•	the MSLO Board of Directors determines in good faith (after consultation with outside counsel and its financial advisor) that such acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal” (as defined further below); and

•	the MSLO Board of Directors determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clauses (x) and (y) below would reasonably be expected to result in a breach of its fiduciary duties to the stockholders of MSLO under applicable law, then MSLO may (x) furnish information regarding, and afford access to the business, properties, assets, books, records and personnel of, MSLO and its subsidiaries to the person or persons making such acquisition proposal and the representatives of such person or persons pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations with the person or persons making such acquisition proposal regarding such acquisition proposal.

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Definitions of “Acquisition Proposal,” “Superior Proposal,” and “Excluded Party”

As used in this document, an “acquisition proposal” means, other than the MSLO merger and other transactions contemplated by the merger agreement, any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, however such acquisition or purchase may be structured, of:

•	assets or businesses of MSLO and its subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the total assets (based on fair market value) of MSLO and its subsidiaries, taken as a whole, immediately prior to such transaction; or

•	20% or more of the combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock, including any tender or exchange offer that if consummated would result in any person beneficially owning 20% or more of the combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock.

In addition, a “superior proposal” means any bona fide binding written acquisition proposal (provided that, for purposes only of this definition of “superior proposal,” references in the definition of “acquisition proposal” to “20%” shall be deemed to be references to “50%”) that the MSLO Board of Directors determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, including the financing terms thereof, is:

•	more favorable to the stockholders of MSLO from a financial point of view than the MSLO merger and the other transactions contemplated by the merger agreement (including any adjustment to the terms and conditions of the merger agreement proposed by Sequential in response to such proposal); and

•	reasonably likely to be completed on the terms proposed.

Lastly, an “excluded party” means a person or group of persons from whom MSLO or any of its representatives has received, after the execution of the merger agreement and prior to the no-shop period start date, a bona fide written acquisition proposal that the MSLO Board of Directors has determined in good faith constitutes a superior proposal or would reasonably be expected to result in a superior proposal.

Change of Board Recommendation

MSLO, through the MSLO Board of Directors (at the recommendation of the Special Committee), has agreed, subject to its right to change its recommendation in the circumstances described below, to recommend the adoption and approval of the merger agreement to MSLO’s stockholders and to use its reasonable best efforts to solicit from MSLO’s stockholders proxies in favor of the adoption of the merger agreement and to take all other action reasonably necessary or advisable to secure the vote or consent of the MSLO stockholders.

Except as permitted below, neither the MSLO Board of Directors nor any committee thereof may:

•	withdraw (or modify or qualify in any manner adverse to Sequential) its recommendation that MSLO stockholders adopt the merger agreement, recommend or otherwise declare advisable the approval by MSLO stockholders of any acquisition proposal, or resolve, agree or propose to take any such actions (we refer to each of the foregoing actions as an “adverse recommendation change”); or

•	authorize, adopt or approve an acquisition proposal or cause or permit MSLO or any of its subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, joint venture agreement, acquisition or other agreement (which group of agreements we refer to as an “alternative acquisition agreement”) constituting or related to, or which is reasonably likely to lead to, any acquisition proposal, or resolve, agree or propose to take any such actions.

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Notwithstanding the foregoing, at any time before the requisite approval of the MSLO merger by the MSLO stockholders is obtained, the MSLO Board of Directors (at the recommendation of the Special Committee) may:

•	effect an adverse recommendation change if the MSLO Board of Directors determines in good faith (after consultation with its outside counsel) that the failure to take such action would reasonably be expected to result in a breach of the directors’ fiduciary duties under applicable law, either in respect to a superior proposal or an “intervening event” (as defined below); or

•	solely in response to a superior proposal received after the start of the no-shop period that was unsolicited and did not otherwise result from a breach of MSLO’s non-solicitation and board recommendation obligations, cause MSLO to enter into a binding alternative acquisition agreement with respect to such superior proposal and terminate the merger agreement;

•	provided, however, the MSLO Board may only effect an adverse recommendation change or terminate the merger agreement if:

•	MSLO provides Sequential at least three business days prior written notice of its intention to take such action which will include the reasons for the adverse recommendation change or termination, including information regarding the superior proposal (if applicable);

•	after providing such notice and prior to effecting such adverse recommendation change or terminating the merger agreement, MSLO negotiates in good faith with Sequential during such three business day period (if Sequential makes a proposal during such period) to revise the terms of the merger agreement to permit the MSLO Board of Directors not to effect an adverse recommendation change or terminate the merger agreement; and

•	the MSLO Board of Directors determines (x) if the adverse recommendation change or termination is in response to a superior proposal, that the superior proposal would continue to constitute a superior proposal if the changes to the merger agreement offered by Sequential were to be given effect or (y) if the adverse recommendation change is in response to an intervening event, that the changes to the merger agreement proposed by Sequential would not affect the MSLO Board of Directors’ determination of the need for an adverse recommendation change in response to such intervening event.

•	As used in this document, the term “intervening event” means a material event or circumstance that was not known to the MSLO Board of Directors prior to the execution of the merger agreement (or, if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the MSLO Board of Directors before the requisite approval of the MSLO merger by the MSLO stockholders is obtained.

Effect on MSLO Benefits

MSLO Continuing Employee Benefits

For one year following the effective time of the mergers, subject to any other contractual obligations, Holdings shall provide, or shall cause MSLO to provide, employees of MSLO as of the effective time with (i) wage or base salary levels (but not short-term incentive compensation opportunities or other bonus plans) that are not less than those in effect immediately prior to the effective time, and (ii) employee benefits (excluding equity-based compensation) that are comparable in the aggregate to either those in effect at MSLO immediately prior to the Effective Time or those provided to similarly-situated employees of Sequential from time-to-time. Also, for one year following the effective time, severance arrangements of MSLO shall remain in place for these employees.

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In addition, post-effective time Holdings benefit plans will provide credit for service with MSLO (except (1) for purposes of benefit accrual under defined benefit plans and retiree medical arrangements or (2) to the extent such credit would result in a duplication of benefits), and post-effective time health plans will credit certain amounts paid prior to the effective time for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employees and their covered dependents as if such amounts had been paid in

Regulatory Approvals and Efforts to Close the Mergers

Each of Sequential and MSLO has agreed to use reasonable best efforts to take or cause to be taken, all actions, and to do, or cause to be done, and assist and cooperate with other parties in doing, all things necessary to consummate and make effective, as soon as reasonably possible, the mergers and the other transactions contemplated by the merger agreement, including:

•	obtaining all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any contract;

•	defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by the merger agreement;

•	obtaining all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from governmental entities;

•	making all necessary registrations, declarations and filings with any governmental entity, including filings required under the HSR Act at the sole cost of Sequential, with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice; provided that no party be required to pay (and MSLO and its subsidiaries will not pay or agree to pay without the prior written consent of Sequential) any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by the merger agreement under any contract and any other steps necessary to obtain any approval or waiver from, or to avoid any action or proceeding by, any governmental entity;

•	making their respective notification and report form filings under the HSR Act within 10 business days of the execution and delivery of the merger agreement; and

•	using reasonable best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable (such termination was granted on July 17, 2015), for which Sequential will be responsible for any filing and other similar fees payable in connection with the filing of the notification and report form and any other submissions under the HSR Act.

Sequential and MSLO have also agreed to give each other prompt notice if: (1) any representation or warranty contained in the merger agreement that is qualified as to materiality becomes untrue or inaccurate in any respect, or if any representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect or (2) either party fails to comply or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under the merger agreement.

Indemnification and Insurance

After the effective time of the mergers, Holdings has agreed to indemnify, hold harmless and advance expenses to (provided the person to whom expenses are advanced provides an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification), each present and former director and officer of MSLO and Sequential and each of their respective subsidiaries against any costs, expenses, losses or liabilities arising out of matters existing or occurring at or prior to the effective time of the mergers, including the transactions contemplated by the merger agreement.

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Sequential, MSLO and Holdings have agreed that for six years from the effective time, Holdings will maintain the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the effective time by MSLO and Sequential or any of their subsidiaries, but Holdings shall not be required to pay annual premiums in excess of 300% of the annual premium paid by MSLO or Sequential (as applicable) for the year ending December 31, 2014, or Sequential may elect, prior to the effective time, to purchase a tail policy for such coverage under Sequential’s existing directors’ and officers’ insurance policy if and to the extent that the cost of such policy does not exceed six times the maximum amount Holdings would be required to pay in annual premiums as described above.

Financing

Sequential has agreed to use its reasonable best efforts to arrange the financing for the mergers on the terms and conditions described in the debt commitment letter and will not permit any amendment or modification to be made to, any replacement of all or any portion of any facilities (or commitments thereof) described in, or any waiver of any provision or remedy under, the debt commitment letter, if such amendment, modification, replacement or waiver:

•	reduces the aggregate amount of the financing;

•	imposes new or additional conditions or otherwise expands any of the conditions to the receipt of the financing;

•	would reasonably be expected to prevent, or materially delay or impair, the availability of the full amount of the financing;

•	adversely affects the ability of Sequential to enforce its rights against other parties to the debt commitment letter or any other person committed to providing financing; or

•	adversely impacts the ability of Sequential to cause Holdings to timely consummate the MSLO merger and other transactions contemplated by the merger agreement.

MSLO has agreed it will, and will cause its subsidiaries and their respective representatives to, use reasonable best efforts to provide all cooperation in connection with any financing by Sequential or any of their respective subsidiaries in connection with the mergers or otherwise, at Sequential’s sole expense, including:

•	providing the financing sources with information and financial statements reasonably requested;

•	participating in a reasonable number of meetings, due diligence sessions, presentations, “road shows”, drafting sessions and sessions with the rating agencies;

•	reasonably cooperating with the marketing efforts for any portion of such financing and or refinancing;

•	assisting Sequential and its lenders in the preparation of bank information memoranda, rating agency presentations and lender presentations related to the financing;

•	cooperating with the marketing efforts for any portion of such financing and or refinancing;

•	reasonably cooperating with the financing sources’ and their respective agents’ due diligence, to the extent not unreasonably interfering with the business of MSLO;

•	seeking to cause its auditors to provide assistance to Sequential consistent with their customary practice; and

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•	subject to the actual occurrence of closing, seeking to arrange for customary payoff letters, lien terminations and instruments of discharge in connection with the payoff of existing indebtedness to be delivered at the effective time.

Notwithstanding the items above, none of MSLO or any of its subsidiaries will be responsible for any cost, commitment or other similar fee or incur any other liability in connection with the financing or any refinancing prior to the effective time of the mergers. If the financing is not obtained, Sequential will continue to be obligated to complete the mergers and the other transactions contemplated by the merger agreement, subject to the fulfillment or waiver of the conditions to completion of the mergers discussed above.

Other Covenants and Agreements

The merger agreement contains additional agreements between Sequential and MSLO relating to the following matters, among other things:

•	refraining from taking actions to render state anti-takeover laws applicable to the mergers and the other transactions contemplated by the merger agreement;

•	making certain public announcements regarding the terms of the merger agreement;

•	taking steps as may be required to cause any transactions contemplated by the merger agreement, including dispositions of MSLO common stock and/or Sequential common stock resulting from the merger agreement transactions to be exempt under Rule 16b-3 under the Exchange Act;

•	the timely approval of the listing on Nasdaq of Holdings common stock;

•	notifying the other party if stockholder litigation related to the merger agreement, the mergers or other transactions contemplated by the merger agreement is brought or threatened against either party, and not settling such stockholder litigation without the prior written consent of the other party; and

•	MSLO’s giving notice of, convening and holding the MSLO special meeting as promptly as reasonably practicable after the registration statement on Form S-4, of which this document forms a part, is declared effective under the Securities Act.

Termination of the Merger Agreement

The merger agreement may be terminated in accordance with its terms at any time prior to the effective time, whether before or after the requisite approval of MSLO’s stockholder is obtained:

•	by mutual written consent of Sequential and MSLO;

•	by either Sequential or MSLO:

o	if any governmental entity of competent jurisdiction has issued a final and nonappealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions in the merger agreement, except neither party may terminate under these circumstances if the terminating party’s breach of the merger agreement proximately contributed to the occurrence of such order;

o	if the mergers are not consummated on or prior to December 22, 2015, subject to extension by the mutual agreement of Sequential and MSLO (such date being referred to herein as the “end date”), except neither party may terminate under these circumstances if the terminating party’s breach of the merger agreement was the primary cause of the failure to consummate the mergers by the end date; or

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▪	if the requisite approval of MSLO’s stockholders is not obtained at the MSLO special meeting.

•	By Sequential:

▪	if MSLO breaches or fails to perform any of the covenants, agreements, representations or warranties set forth in the merger agreement, and such breach or failure to perform individually or in the aggregate (i) would give rise to the failure of a closing condition regarding the accuracy of MSLO’s representations and warranties or MSLO’s compliance with its obligations and (ii) is incapable of being cured by MSLO by the end date; or

▪	if (i) MSLO makes an adverse recommendation change, or (ii) prior to the MSLO special meeting and following the receipt by MSLO of an acquisition proposal, or an amendment to an acquisition proposal, the MSLO Board of Directors fails to publicly reaffirm its recommendation of the MSLO merger within 10 business days after Sequential requests in writing that the MSLO Board of Directors reaffirm its recommendation or (iii) MSLO intentionally and materially breaches its obligations in the merger agreement regarding the solicitation of acquisition proposals, to recommend the mergers, or to convene and hold the MSLO special meeting.

•	By MSLO:

▪	if Sequential had failed to deliver the Sequential stockholder consent within 24 hours of execution of the merger agreement;

▪	if Sequential breaches or fails to perform any of the covenants, agreements, representations or warranties set forth in the merger agreement, and such breach or failure to perform individually or in the aggregate (i) would give rise to the failure of a closing condition regarding the accuracy of Sequential’s representations and warranties or Sequential’s compliance with its obligations and (ii) is incapable of being cured by Sequential by the end date; or

▪	at any time prior to obtaining the requisite approval of MSLO’s stockholders in order to accept a superior proposal, provided that MSLO simultaneously enters into the associated alternative acquisition agreement and pays the applicable termination fee to Sequential pursuant to the merger agreement (as described below).

Effect of Termination

If the merger agreement is validly terminated there will be no liability on the part of MSLO or Sequential to the other party except as related to the termination fees and expense reimbursement, and provided that no party will be relieved or released from any liabilities or damages arising out of or the result of intentional and material breach of any provision of the merger agreement prior to such termination, and in each case the aggrieved party will be entitled to all rights and remedies available.

Termination Fee and Sequential Expenses

MSLO has agreed to pay Sequential $7.5 million (which we refer to as the “reduced termination fee”) less the amount of any expense reimbursement previously paid, if on or prior to August 6, 2015:

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o	MSLO terminates the merger agreement in order to accept an alternative acquisition agreement with an excluded party; or

o	Sequential terminates the merger agreement and the event giving rise to such termination is the submission of an acquisition proposal by an excluded party.

•	MSLO has agreed to pay Sequential $12.8 million (which we refer to as the “termination fee”), less the amount of any expense reimbursement previously paid, if:

o	MSLO terminates the merger agreement in order to accept a superior proposal, except as provided above;

o	Sequential terminates the merger agreement because (1) there is a change of recommendation by the MSLO Board of Directors (except as provided above), (2) the MSLO Board of Directors fails to publicly reaffirm its recommendation of the MSLO merger within 10 business days after Sequential requests in writing that the MSLO Board of Directors reaffirm its recommendation, or (3) MSLO intentionally or materially breaches its other obligations in the merger agreement regarding the solicitation of acquisition proposals or to convene and hold the MSLO special meeting; or

o	(A) after the date of the merger agreement but prior to the MSLO special meeting, any person shall have publicly made an acquisition proposal, (B) MSLO or Sequential terminates the merger agreement because either the mergers are not consummated before the end date, the requisite approval of MSLO’s stockholders is not obtained at the MSLO special meeting, or (only in the case of termination by Sequential) MSLO breached or failed to perform any of its covenants, representations or warranties so as to give rise to the failure of a closing condition that is incapable of being cured by MSLO by the end date, and (C) within 12 months after such termination, MSLO enters into an agreement in respect of an acquisition proposal, or recommends or submits an acquisition proposal to its stockholders for adoption, and such acquisition proposal is later consummated (which need not be the same acquisition proposal referred to in clause (A) prior to the termination), except that for purposes of this “tail” termination fee, the references to “20%” in the definition of “acquisition proposal” above shall be deemed to be references to “50%.”

•	MSLO has further agreed to reimburse Sequential for its expenses incurred in connection with the mergers, up to $2.5 million if:

o	Sequential or MSLO terminates the merger agreement because the MSLO stockholders do not adopt the merger agreement at the MSLO special meeting; or

o	Sequential terminates the merger agreement because MSLO has breached or failed to perform any of its representations, warranties or covenants under the merger agreement and such breach or failure to perform (1) if it occurred or was continuing to occur at the effective time, would result in a failure of a closing condition and (2) by its nature cannot be cured by the end date.

If MSLO has reimbursed Sequential’s expenses, and Sequential later would become entitled to a termination fee pursuant to a provision above, the expense reimbursement will be credited against such fee.

Upon the payment of the termination fee or Sequential expenses pursuant to the merger agreement, MSLO will have no further liability under the merger agreement to Sequential or its stockholders. Notwithstanding the foregoing, the payment of the termination fee, reduced termination fee or Sequential expenses will not relieve or release any party from any liabilities or damages arising out of or the result of intentional and material breach of any provision of the merger agreement prior to such termination, and in each case the aggrieved party will be entitled to all rights and remedies available. In no event will MSLO be required to pay the termination fee on more than one occasion.

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Specific Performance

The parties have agreed in the merger agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached. The parties have agreed that they will be entitled to specific performance of the terms of the merger agreement including an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of its terms and provisions in the Court of Chancery of the State of Delaware or any federal court located in the State of Delaware, in addition to any other remedy to which they are entitled at law or in equity. The parties have further agreed not to assert that (1) a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, (2) that a remedy of monetary damages would provide an adequate remedy for any breach, nor (3) that either party is required to obtain, furnish or post any bond or similar instrument as a condition to obtaining specific performance.

Other Fees and Expenses

Other than as provided in the provisions of the merger agreement summarized above, whether or not the mergers are completed, all costs and expenses incurred in connection with the mergers, the merger agreement and the transactions contemplated thereby will be paid by the party incurring or required to incur such expenses, except that the fees and expenses incurred in connection with the printing, filing and mailing of this document (including applicable SEC filing fees) will be borne equally by Sequential and MSLO.

Amendment and Waiver

At any time prior to the effective time, any provision of the merger agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Sequential and MSLO or, in the case of a waiver, by the party against whom the waiver is to be effective; provided however, that after receipt of Sequential and/or MSLO stockholder approval, if any such amendment or waiver will by applicable law or in accordance with the rules and regulations of Nasdaq or NYSE, as applicable, require further approval of Sequential or MSLO stockholders, as applicable, the effectiveness of such amendment or waiver will be subject to the approval of such stockholders. Notwithstanding the foregoing, no failure or delay by any party to the merger agreement in exercising any right under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the merger agreement.

Governing Law

The merger agreement is governed by the laws of the State of Delaware (without giving effect to any choice or conflict of law provision or rule).

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THE VOTING AGREEMENT

In connection with the execution of the merger agreement, MSLO’s Founder and Chief Creative Officer, Martha Stewart and the Martha Stewart Family Limited Partnership (which we refer to as “MSFLP” and, which, together with Martha Stewart, we refer to as the “MS Stockholders”), Sequential and Holdings entered into the Voting Agreement. Under the Voting Agreement, the MS Stockholders agree to vote or cause to be voted, in person or by proxy, their shares of MSLO Class A common stock and MSLO Class B common stock (i) in favor of the MSLO merger, (ii) against any action or agreement submitted for the vote or written consent of stockholders that is in opposition to the MSLO merger and (iii) against any alternative acquisition agreement. The Voting Agreement terminates on the earliest of (i) the date the merger agreement is terminated in accordance with its terms, (ii) the closing of the MSLO merger, (iii) the MSLO Board of Directors withdrawing or modifying the recommendation of advisability of the MSLO merger or recommending or declaring advisable the approval by MSLO stockholders of an alternative proposal, (iv) the date the approval of the mergers by the MSLO stockholders has been obtained, (v) the delivery of notice by Sequential of the termination of the Voting Agreement and (vi) the delivery of notice by the MS Stockholders to Sequential of the termination of the Voting Agreement, to the extent permitted under applicable law, in the event of certain fundamental amendments to the merger agreement without the prior consent of the MS Stockholders. Under the Voting Agreement, MS Stockholders also agree not to exercise any appraisal rights they may have under the DGCL in connection with the MSLO merger, and Holdings and Sequential agree to MSLO reimbursing, at the effective time of the mergers, up to $4,000,000 in any unpaid out-of-pocket fees and expenses incurred by the MS Stockholders in connection with the negotiation, execution, and delivery of the merger agreement, the Voting Agreement and the other agreements contemplated thereby (including the agreements with Ms. Stewart described in the section titled “Interests of Certain Persons in the Mergers—Agreements with Martha Stewart”) and agree, following the effective time, to cause MSLO to reimburse up to $4,000,000 in any unpaid out-of-pocket advisor fees and expenses incurred by the MS Stockholders in connection with the negotiation, execution, and delivery of the merger agreement, the Voting Agreement and the other agreements contemplated thereby (including the agreements with Ms. Stewart described in the section titled “Interests of Certain Persons in the Mergers—Agreements with Martha Stewart Related to the Mergers”) if MSLO did not reimburse the MSLO stockholders for such expenses at the effective time of the mergers. Also pursuant to the Voting Agreement, (i) the revocable proxy, dated October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of MSLO that are owned by Martha Stewart from time to time and (ii) the power of attorney, dated October 6, 2004, whereby MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of MSLO that are owned by MSFLP from time to time, were each revoked.

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INTERESTS OF CERTAIN PERSONS IN THE MERGERS

Agreements with Martha Stewart

Martha Stewart Employment Agreement with Holdings

On June 22, 2015, in connection with the transactions contemplated by the merger agreement, Holdings entered into an agreement with Martha Stewart with respect to her employment, as described below. At the effective time, this agreement will replace (and is based on) the employment agreement currently in existence between Martha Stewart and MSLO. The employment agreement has an initial term commencing at the effective time of the mergers and ending on December 31, 2020, provided that the term will automatically be renewed for five additional calendar years ending December 31, 2025 (subject to earlier termination as provided in the employment agreement) if either the aggregate gross licensing revenues (as defined in the employment agreement) for calendar years 2018 through 2020 exceed $195 million or the gross licensing revenues for calendar year 2020 equal or exceed $65 million.

During the term of her new employment agreement with Holdings, Martha Stewart will, among other things, serve as Founder of MSLO and Chief Creative Officer of Holdings and will be entitled to receive, among other things, (i) an annual base salary of $500,000 per year, (ii) a guaranteed annual payment of $1.3 million, which amounts are being paid in connection with the mergers regardless of Martha Stewart’s continued employment with the combined company (which we refer to as the “Guaranteed Payment”), (iii) annually, 10% of the gross licensing revenues in excess of a specified threshold (which we refer to as the “Incentive Payment”), (iv) the opportunity to earn an annual bonus, and (v) payment of certain of Martha Stewart’s expenses, up to an annual maximum amount.

In the event that the new employment agreement is not renewed after its initial term, Martha Stewart instead will consult for Holdings from January 1, 2021 through December 31, 2025, and she will receive an annual fee ranging from $1.5 million to $4.5 million, determined based on gross licensing revenues) for calendar years 2018 through 2020 or the gross licensing revenues for calendar year 2020.

In addition, in connection with the mergers, and regardless of whether Martha Stewart remains employed with Holdings, beginning in 2026 and ending on the later of December 31, 2030 and the date of her death, Holdings will pay to Martha Stewart 3.5% of annual gross licensing revenues for Martha Stewart branded products for each such year.

Upon certain qualifying terminations of her employment occurring during the term of the agreement, Martha Stewart will be entitled to, among other things (a) continued payment of her base salary, the Guaranteed Payment, the Incentive Payment and reimbursement of expenses, all as if Martha Stewart had remained employed through the end of the then-current term, and (b) continuation of certain benefits and perquisites for a specified period of time post-termination. If such termination occurs at the end of the initial term of the employment agreement, when it (i) would have been extended under the terms of the agreement, the payments in clause (a) above will continue through the end of what would have been the extended term; or (ii) would not have been extended under the terms of the agreement, then Martha Stewart will receive the consulting fee as described above.

If the merger agreement is terminated, Martha Stewart’s employment agreement with Holdings will automatically terminate and Martha Stewart’s employment agreement with MSLO will continue in accordance with its terms.

Ms. Stewart’s Employment Agreement with MSLO

Upon consummation of the mergers, the employment agreement with Holdings described above will supersede and replace Ms. Stewart’s currently effective employment agreement with MSLO, which was originally entered into April 1, 2009 and was last amended July 2, 2013 (the “MSLO Employment Agreement”). The term of the MSLO Employment Agreement would otherwise have continued through June 30, 2017. Under the MSLO Employment Agreement, Ms. Stewart receives annual talent compensation of $1,800,000, and an annual cash bonus opportunity with a target award equal to $1,000,000 and a maximum opportunity equal to 150% of such target amount. Under the MSLO Employment Agreement, MSLO reimburses Ms. Stewart for certain expenses, including those related to business travel and entertainment, automobiles, wellness and beauty and personal security, as set forth in a founder expense policy. In addition, if Ms. Stewart were required to provide services as a performer in excess of the commitment previously required for The Martha Stewart Show, the MSLO Employment Agreement provides that she would be entitled to additional compensation in an amount to be determined, as well as 10% of the adjusted gross revenues associated with re-runs of such shows.

If, under the MSLO Employment Agreement, MSLO were to terminate Ms. Stewart’s employment without "cause" or she were to terminate her employment for "good reason," she would be entitled to a lump-sum payment equal to the sum of (1) $3,000,000, plus (2) the greater of (x) $5,000,000 or (y) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the MSLO Employment Agreement. Upon such a termination, for three years following the date of termination, MSLO would also have to provide Ms. Stewart with the same medical, hospitalization, dental and life insurance programs and the use of automobiles and drivers and to provide her offices and assistants to which she was otherwise entitled to receive under the agreement.

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Martha Stewart Amended and Restated Intellectual Property License and Preservation Agreement

Also on June 22, 2015, MSLO and Martha Stewart entered into an Amended and Restated Intellectual Property License and Preservation Agreement (which is referred to as the “Amended IP Agreement”), which, at the effective time, will supersede the Intellectual Property License and Preservation Agreement, dated as of October 22, 1999, between MSLO and Martha Stewart (which we refer to, as amended prior to the date hereof, the “Prior IP Agreement”). Under the terms of the Amended IP Agreement, Martha Stewart grants MSLO an exclusive, worldwide, perpetual, royalty-free license to use her name, image, signature, voice and likeness for MSLO’s products and services, subject to certain standards and restrictions set forth therein. The Amended IP Agreement contains various customary provisions regarding MSLO’s obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. If the merger agreement is terminated, the Amended IP Agreement will automatically terminate and the Prior IP Agreement will continue in accordance with its terms.

Martha Stewart Amended and Restated Intangible Asset License Agreement

Also on June 22, 2015, MSLO entered into an Amended and Restated Intangible Asset License Agreement (which we refer to as the “Amended Intangible Agreement”) with MS Real Estate Management Company (which we refer to as the “Licensor”), an entity owned by Martha Stewart, which, at the effective time, will supersede the Intangible Asset License Agreement between the Licensor and MSLO, dated as of June 13, 2008, as such agreement was amended from time to time (which we refer to as the “Prior Intangible Agreement”). Pursuant to the Amended Intangible Agreement, MSLO will pay an annual fee of $1.7 million to the Licensor over the term for the perpetual, exclusive right to use Martha Stewart’s lifestyle intangible asset in connection with MSLO products and services and during the term of the Amended Intangible Agreement to access various real properties owned by Martha Stewart. The Amended Intangible Agreement has an initial term which commences on the effective time and expires on December 31, 2020, subject to a five-year automatic renewal in the event that gross licensing revenues exceed certain thresholds set forth in the Amended Intangible Agreement. The Licensor will be responsible, at its expense, to maintain, landscape and garden the properties in a manner consistent with past practices; provided, however, that MSLO will be responsible for MSLO-approved costs associated with the Licensor’s business expenses, and will reimburse Licensor for up to $100,000 of approved and documented household expenses. If the merger agreement is terminated, the Amended Intangible Agreement will automatically terminate and the Prior Intangible Agreement will continue in accordance with its terms.

The Registration Rights Agreement

Also on June 22, 2015, Ms. Stewart, MSFLP, Alexis Stewart, the Martha Stewart 1999 Family Trust, the Martha Stewart 2000 Family Trust and the Martha and Alexis Stewart Charitable Foundation (which we refer to collectively as the “Stewart Stockholders”) entered into an agreement (which we refer to as the “Registration Rights Agreement”) with Holdings, which grants the Stewart Stockholders certain “demand” registration rights for up to two offerings of greater than $15 million each, certain “S-3” registration rights for up to three offerings of greater than $5 million each and “piggyback” registration rights with respect to the shares of Holdings common stock held by the Stewart Stockholders (whether issued pursuant to the merger agreement or acquired thereafter) and their transferees. All reasonable expenses incident to such registrations generally are required to be borne by Holdings. The Registration Rights Agreement becomes effective upon the effective time and terminates if the merger agreement is terminated.

Agreement with Tengram Capital Partners, L.P.

Sequential is party to an agreement with TCP, an affiliate of Tengram, pursuant to which TCP provides services to Sequential pertaining to various corporate matters, including mergers and acquisitions (the “TCP Agreement”). In exchange for performing services under the TCP Agreement, TCP is entitled to receive annual fees of $0.9 million and reimbursement of out-of-pocket expenses. In addition, a $2.5 million transaction fee is payable to TCP upon the consummation of the mergers contemplated by the merger agreement. Mr. Sweedler, the chairman of Sequential’s Board, is a principal of Tengram. As a result, Mr. Sweedler may be deemed to benefit indirectly from such payments. Additionally, Sequential is party to a consulting arrangement with an employee of TCP (the “TCP Employee”), pursuant to which the TCP Employee provides legal and other consulting services from time to time at Sequential’s request, for an annual fee of approximately $0.3 million. Pursuant to the TCP Agreement and the consulting arrangement with the TCP Employee, the TCP Employee and other representatives of TCP participated in the discussions related to the mergers.

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MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

THE FOLLOWING DISCUSSION DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL OF THE POTENTIAL TAX CONSEQUENCES OF THE MERGERS. PLEASE CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGERS, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

The following is a summary of the material U.S. federal income tax consequences of the mergers applicable to U.S. holders (as defined below) of Sequential common stock or MSLO common stock. This discussion addresses only holders of Sequential common stock or MSLO common stock, as applicable, that hold their stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address any state, local or foreign tax consequences of the mergers. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to holders of Sequential common stock or MSLO common stock in light of their particular circumstances or to holders subject to special rules (including tax-exempt organizations, financial institutions, brokers or dealers in securities, insurance companies, regulated investment companies, real estate investment trusts, persons who hold Sequential common stock or MSLO common stock as part of a hedging or conversion transaction or as part of a short sale or straddle, certain U.S. expatriates, U.S. holders whose functional currency is not the U.S. dollar, partnerships or other pass-through entities for U.S. federal income tax purposes or persons who acquired Sequential common stock or MSLO common stock pursuant to the exercise of options or otherwise as compensation). In addition, this discussion does not address any alternative minimum tax or gift tax consequences nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010. This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this combined statement/prospectus and all of which are subject to change, possibly with retroactive effect. Any such change could affect the validity of this discussion.

If a partnership or other entity taxed as a partnership holds Sequential common stock or MSLO common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the mergers to them.

For purposes of this section, the term “U.S. holder” means a beneficial owner of Sequential common stock or MSLO common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

•	an estate that is subject to U.S. federal income tax on its income regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and all the substantial decisions of which are controlled by one or more U.S. persons or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Tax Consequences of the Mergers Generally

The discussion below under “—U.S. Federal Income Tax Consequences of the Sequential Merger to U.S. Holders of Sequential Common Stock” constitutes the opinion of Gibson, Dunn & Crutcher LLP, counsel to Sequential, as to the material U.S. federal income tax consequences of the Sequential merger to U.S. holders of Sequential common stock, and the discussion below under “—U.S. Federal Income Tax Consequences of the MSLO Merger to U.S. Holders of MSLO Common Stock” constitutes the opinion of Debevoise & Plimpton LLP, counsel to MSLO, as to the material U.S. federal income tax consequences of the MSLO merger to U.S. holders of MSLO common stock, in each case subject to the limitations, exceptions, assumptions, qualification and beliefs, described herein.

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Sequential and MSLO intend for the mergers to constitute a transaction described in Section 351 of the Code. It is a condition to Sequential’s obligation to complete the Sequential merger that Sequential receive an opinion from Gibson, Dunn & Crutcher LLP, counsel to Sequential, to the effect that the mergers will constitute a transaction described in Section 351 of the Code. It is a condition to MSLO’s obligation to complete the MSLO merger that MSLO receive an opinion from Debevoise & Plimpton LLP, counsel to MSLO, to the effect that the mergers will constitute a transaction described in Section 351 of the Code. If either or both of Sequential and MSLO waive their respective conditions and the respective opinion is not delivered, Sequential and MSLO will recirculate this combined statement/prospectus or a supplement thereto and resolicit proxies.

These opinions will be based on customary assumptions and representations from Sequential and MSLO, as well as certain covenants and undertakings by Holdings, Sequential, MSLO, Singer Merger Sub and Madeline Merger Sub. If any of the assumptions, representations, covenants or undertakings is incorrect, incomplete or inaccurate or is violated, the validity of the opinions described above may be affected and the tax consequences of the mergers could differ from those described in this combined statement/prospectus. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court, so there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such a challenge. Neither Sequential nor MSLO intends to obtain a ruling from the IRS on the tax consequences of the mergers. If the IRS were to successfully challenge the qualification of the mergers under Section 351 of the Code, the tax consequences could differ from those described in this combined statement/prospectus. The following discussion assumes the receipt and accuracy of the opinions described above.

U.S. Federal Income Tax Consequences of the MSLO Merger to U.S. Holders of MSLO Common Stock

The U.S. federal income tax consequences of the MSLO merger to a U.S. holder of MSLO common stock will depend on whether the U.S. holder receives cash, shares of Holdings common stock or a combination of cash and shares of Holdings common stock in exchange for the U.S. holder’s MSLO common stock in the MSLO merger. At the time a U.S. holder makes a cash or stock election pursuant to the terms of the merger agreement, the U.S. holder will not know whether, and to what extent, the proration provisions of the merger agreement will alter the mix of consideration the U.S. holder will receive. As a result, the tax consequences to such U.S. holder will not be ascertainable with certainty until the U.S. holder knows the precise amount of cash and shares of Holdings common stock that the U.S. holder will receive in the MSLO merger.

Exchange of MSLO common stock solely for Holdings common stock

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, a U.S. holder that exchanges all of its MSLO common stock solely for shares of Holdings common stock:

•	will not recognize any gain or loss upon the exchange of shares of MSLO common stock for shares of Holdings common stock in the MSLO merger;

•	will have a tax basis in the Holdings common stock received in the MSLO merger equal to the tax basis of the MSLO common stock surrendered in exchange therefor; and

•	will have a holding period for the shares of Holdings common stock received in the MSLO merger that includes its holding period for its shares of MSLO common stock surrendered in exchange therefor.

Exchange of MSLO common stock solely for cash

A U.S. holder that exchanges all of its MSLO common stock solely for cash will generally recognize capital gain or loss measured by the difference between the amount of cash received in the MSLO merger and the U.S. holder’s tax basis in the shares of MSLO common stock surrendered in exchange therefor. Such capital gain or loss will generally be long term capital gain or loss if the holding period for such shares of MSLO common stock is more than one year. Long-term capital gain of non-corporate taxpayers is generally subject to tax at preferential rates. The deductibility of capital losses is subject to limitations.

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Exchange of MSLO common stock for a combination of Holdings common stock and cash

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, a U.S. holder that exchanges its MSLO common stock for a combination of shares of Holdings common stock and cash:

•	will recognize capital gain (but not loss) equal to the lesser of (i) the excess, if any, of the amount of cash plus the fair market value of any Holdings common stock received in the MSLO merger over the U.S. holder’s tax basis in the shares of MSLO common stock surrendered in exchange therefor and (ii) the amount of cash received by the U.S. holder in the MSLO merger (other than cash received in lieu of fractional shares);

•	will have a tax basis in the Holdings common stock received equal to the tax basis of the MSLO common stock surrendered in exchange therefor, increased by the amount of taxable gain, if any, recognized by the U.S. holder in the MSLO merger (other than with respect to cash received in lieu of fractional shares), and decreased by the amount of cash received by the U.S. holder in the MSLO merger (other than cash received in lieu of fractional shares); and

•	will have a holding period for the shares of Holdings common stock received in the MSLO merger that includes its holding period for its shares of MSLO common stock surrendered in exchange therefor.

Such capital gain or loss will generally be long-term capital gain or loss if the holding period for such shares of MSLO common stock is more than one year. Long-term capital gain of non-corporate taxpayers is generally subject to tax at preferential rates. The deductibility of capital losses is subject to limitations.

In the case of any U.S. holder that acquired different blocks of MSLO common stock at different times and at different prices, any realized gain or loss will be determined separately for each identifiable block of shares exchanged in the MSLO merger. Such U.S. holder should consult its tax advisor prior to the mergers with regard to identifying the tax bases and holding periods of the particular shares of Holdings common stock received in the MSLO merger.

In general, a U.S. holder that exchanges its MSLO common stock for a combination of Holdings common stock and cash in the MSLO merger will be treated as receiving a ratable portion of such Holdings common stock and cash for each share of MSLO common stock regardless of any election made under the merger agreement to specify the particular shares of MSLO common stock for which such U.S. holder receives cash consideration or Holdings common stock. U.S. holders that acquired different blocks of MSLO common stock at different times and at different prices should consult their tax advisors regarding the manner in which the above rules would apply to such U.S. holder.

U.S. Federal Income Tax Consequences of the Sequential Merger to U.S. Holders of Sequential Common Stock

Subject to the discussion below relating to the receipt of cash in lieu of fractional shares, a U.S. holder of Sequential common stock:

•	will not recognize any gain or loss upon the exchange of shares of Sequential common stock for shares of Holdings common stock in the Sequential merger;

•	will have a tax basis in the Holdings common stock received in the Sequential merger equal to the tax basis of the Sequential common stock surrendered in exchange therefor; and

•	will have a holding period for the shares of Holdings common stock received in the Sequential merger that includes its holding period for its shares of Sequential common stock surrendered in exchange therefor.

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Cash in Lieu of Fractional Shares

No fractional shares of Holdings common stock will be distributed to holders of MSLO common stock in connection with the mergers. A U.S. holder that receives cash in lieu of a fractional share of Holdings common stock as a part of the mergers may be treated as if such U.S. holder received the fractional shares in the mergers and then sold such shares, in which case such U.S. holder generally would recognize capital gain or loss measured by the difference between the cash received for such fractional share and the portion of the U.S. holder’s tax basis in the shares of MSLO common stock allocable to the fractional share. It is, however, possible that the receipt of cash in lieu of a fractional share of Holdings may be treated as the receipt of cash in exchange for MSLO shares in connection with the mergers, which would be treated as described above under “—U.S. Federal Income Tax Consequences of the MSLO Merger to U.S. Holders of MSLO Common Stock” (without regard to any exception for cash in lieu of fractional shares). In either case, such capital gain or loss will generally be long term capital gain or loss if the holding period for such shares of MSLO common stock is more than one year. Long-term capital gain of non-corporate taxpayers is generally subject to tax at preferential rates. The deductibility of capital losses is subject to limitations. U.S. holders should consult their tax advisors regarding the consequences of the receipt of cash in lieu of fractional shares in the mergers.

Backup Withholding

Backup withholding at the applicable rate (currently 28%) may apply with respect to certain cash payments unless the holder of MSLO common stock receiving such payments (i) is an exempt holder (generally, corporations, tax-exempt organizations, qualified pension and profit-sharing trusts, individual retirement accounts, or nonresident aliens who, when required, provide certification as to their status) or (ii) provides a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is exempt from backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments to a holder under the backup withholding rules generally will be allowed as a refund or a credit against the holder’s U.S. federal income tax liability if the required information is furnished by such holder on a timely basis to the IRS.

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THE MSLO SPECIAL MEETING

Date, Time and Place

The MSLO special meeting will be held at [    ], on [    ], 2015 at [    ], local time.

Purpose of the MSLO Special Meeting

At the MSLO special meeting, MSLO stockholders will be asked:

1. to consider and vote on the MSLO merger proposal;

2. to consider and vote on the MSLO adjournment proposal; and

3. to consider and vote on the MSLO compensation proposal.

Recommendation of the Board of Directors of MSLO

The MSLO Board of Directors (except for Martha Stewart, who recused herself), acting upon the unanimous recommendation of the Special Committee (i) determined that the merger agreement and the transactions contemplated thereby, including the MSLO merger, are fair to, and in the best interests of, MSLO and its stockholders, (ii) approved and adopted the merger agreement, including the MSLO merger, (iii) approved and declared advisable the merger agreement and the consummation of the transactions contemplated thereby, and (iv) recommended that the stockholders of MSLO adopt the merger agreement and approve the transactions contemplated by the merger agreement. For factors considered by the MSLO board in reaching its decision to approve the merger agreement, see the section titled “MSLO Proposal 1: The Adoption of the Merger Agreement—MSLO’s Reasons for the Mergers; Recommendation of the MSLO Board of Directors.”

The MSLO Board of Directors recommends that the MSLO stockholders vote “FOR” each of the MSLO merger proposal, the MSLO adjournment proposal and the MSLO compensation proposal.

See “The Mergers—Background of the Mergers.”

MSLO stockholders should carefully read this combined statement/prospectus in its entirely for more detailed information concerning the merger agreement and the proposed transactions, including the merger agreement, a copy of which is attached as Annex A to this combined statement/prospectus.

MSLO Record Date; Stockholders Entitled to Vote

Only holders of record of shares of MSLO common stock at the close of business on [    ], 2015, the record date for the MSLO special meeting, will be entitled to notice of, and to vote at, the MSLO special meeting or any adjournments or postponements thereof. Each share of MSLO Class A common stock is entitled to one vote and each share of MSLO Class B common stock is entitled to ten votes on each matter properly brought before the MSLO special meeting.

A list of stockholders of record entitled to vote at the MSLO special meeting will be available for inspection by MSLO stockholders, their agents or their attorneys during ordinary business hours beginning [   ] business days after notice of the MSLO special meeting is given, and continuing through the MSLO special meeting, at MSLO’s executive offices and principal place of business at 601 West 26th Street, 9th Floor, New York, NY 10001. The list will also be available at the MSLO special meeting for examination by any MSLO stockholder of record present at the MSLO special meeting.

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As of the close of business on the record date, there were outstanding a total of [    ] shares of MSLO Class A common stock and [    ] shares of MSLO Class B common stock entitled to vote at the MSLO special meeting. As of the close of business on the record date, approximately [    ]% of the outstanding shares of MSLO Class A common stock and 100% of the outstanding shares of MSLO Class B common stock were held by MSLO’s directors and executive officers and their affiliates. Martha Stewart and certain of her affiliates, who collectively own approximately [    ]% of the outstanding shares of MSLO Class A common stock and 100% of the outstanding shares of MSLO Class B common stock, have entered into the Voting Agreement pursuant to which they have agreed to vote their shares of MSLO common stock in favor of the MSLO merger, subject to the terms and conditions set forth therein. We expect these stockholders and MSLO’s other directors and executive officers to vote their MSLO shares in favor of the above-listed proposals, although, other than the Voting Agreement entered into by Martha Stewart and certain of her affiliates described herein, none of them has entered into any agreements obligating him or her to do so.

Quorum

A quorum is necessary to transact business at the MSLO special meeting. The presence, in person or by proxy, of the holders of at least a majority in combined voting power of MSLO Class A common stock and MSLO Class B common stock outstanding as of the record date constitutes a quorum for the transaction of business at the MSLO special meeting. Accordingly, the presence in person or by proxy of MSLO common stock owning a combined [   ] votes will be required to establish a quorum. Shares of MSLO common stock represented at the MSLO special meeting and entitled to vote but not voted, including MSLO shares for which a stockholder directs an “abstention” from voting and broker non-votes, if any, will be counted as present for purposes of establishing a quorum. Shares of MSLO common stock held in treasury will not be included in the calculation of the number of shares of MSLO common stock represented at the MSLO special meeting for purposes of determining whether a quorum is present.

In the absence of a quorum, a majority of the combined voting power of MSLO Class A common stock and MSLO Class B common stock present in person or represented by proxy will have power to adjourn the special meeting.

Required Vote

Assuming a quorum is present, approval of the MSLO merger proposal requires the affirmative vote of both (1) MSLO stockholders holding at least a majority in combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock and (2) holders of at least 50% in voting power of the outstanding MSLO Class A common stock not owned, directly or indirectly, by Martha Stewart and her affiliates. As a result, approval of the MSLO merger proposal will require the affirmative vote of approximately [    ] shares of MSLO Class A common stock that are not owned, directly or indirectly, by Martha Stewart and her affiliates. Approval of the MSLO adjournment proposal requires the affirmative “FOR” vote of the holders of a majority in combined voting power of the MSLO Class A common stock and MSLO Class B common stock present in person or represented by proxy at the special meeting and entitled to vote thereon, regardless of whether a quorum is present. Assuming a quorum is present, approval of the MSLO compensation proposal requires the affirmative “FOR” vote of the holders of a majority in combined voting power of the MSLO Class A common stock and MSLO Class B common stock present in person or represented by proxy at the special meeting and entitled to vote thereon.

Failure to Vote, Abstentions and Broker Non-Votes

If you are a MSLO stockholder and fail to vote, fail to instruct your broker or nominee to vote, or abstain, it will have the same effect as a vote “AGAINST” the MSLO merger proposal. If you are a MSLO stockholder and abstain, it will have the same effect as a vote “AGAINST” the MSLO adjournment proposal and the MSLO compensation proposal. If you are a MSLO stockholder and fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the MSLO adjournment proposal or, assuming a quorum is present, the MSLO compensation proposal.

Voting in Person

If you plan to attend the MSLO special meeting and wish to vote in person, you will be given a ballot at the MSLO special meeting. Please note, however, that if your shares of MSLO common stock are held in “street name,” and you wish to vote at the MSLO special meeting, you must bring to the MSLO special meeting a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the MSLO shares authorizing you to vote at the MSLO special meeting.

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MSLO stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the MSLO special meeting.

Voting of Proxies

A proxy card is enclosed for your use. MSLO requests that you mark, sign and date the accompanying proxy and return it promptly in the enclosed postage-paid envelope. When the accompanying proxy is returned properly executed, the shares of MSLO common stock represented by it will be voted at the MSLO special meeting or any adjournment thereof in accordance with the instructions contained in the proxy.

If a proxy is returned without an indication as to how the shares of MSLO common stock represented are to be voted with regard to a particular proposal, the MSLO common stock represented by the proxy will be voted “FOR” the MSLO merger proposal, “FOR” the MSLO adjournment proposal and “FOR” the MSLO compensation proposal. At the date hereof, management has no knowledge of any business that will be presented for consideration at the MSLO special meeting and which would be required to be set forth in this combined statement/prospectus or the related MSLO proxy card other than the matters set forth in MSLO’s Notice of Special Meeting of Stockholders. If any other matter is properly presented at the MSLO special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please mark, sign, date and return the enclosed proxy card whether or not you plan to attend the MSLO special meeting in person.

How Proxies Are Counted

All MSLO shares represented by properly executed proxies received in time for the MSLO special meeting will be voted at the meeting in the manner specified by the MSLO stockholder giving those proxies. Properly executed proxies that do not contain voting instructions with respect to the MSLO merger proposal, the MSLO adjournment proposal or the MSLO compensation proposal will be voted “FOR” each such proposal.

Voting of MSLO Shares Held in Street Name

If you hold MSLO shares through a broker or other nominee, you may instruct your broker or other nominee to vote your MSLO shares by following the instructions that the broker or nominee provides to you with these materials. Please check the voting form used by your broker, bank, trust company or other nominee. If you are a MSLO stockholder and you do not provide your broker, bank, trust company or other nominee with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These are referred to as “non-routine” matters. We believe that under the current rules of the NYSE, all of the matters to be voted on at the MSLO special meeting are considered non-routine. In tabulating the results for any particular proposal, shares that constitute broker “non-votes” are not considered entitled to vote on that proposal. Broker “non-votes” will be counted for purposes of determining a quorum at the MSLO special meeting. Broker non-votes will have the same effect as a vote “AGAINST” the MSLO merger proposal. Broker non-votes, if any, will not have an effect on the MSLO adjournment proposal, or, assuming a quorum is present, on the MSLO compensation proposal.

Please note that you may not vote shares held in street name by returning a proxy card directly to MSLO or by voting in person at the MSLO special meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank, trust company or other nominee.

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Revocability of Proxies and Changes to a MSLO Stockholder’s Vote

You may change your vote at any time before your proxy is voted at the MSLO special meeting. You may do this in one of four ways:

•	by sending a notice of revocation, dated as of a later date than the date of the proxy and received prior to the MSLO special meeting;

•	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the MSLO special meeting;

•	by logging on to the internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending the MSLO special meeting and voting in person.

Your attendance alone will not revoke any proxy.

Written notices of revocation and other communications about revoking MSLO proxies should be addressed to the corporate secretary of MSLO, c/o D.F. King & Co., Inc. at 48 Wall Street, New York, NY 10005.

If your MSLO shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

Once voting on a particular matter is completed at the MSLO special meeting, a MSLO stockholder will not be able to revoke its proxy or change its vote as to that matter.

All MSLO shares represented by valid proxies that MSLO receives through this solicitation and that are not revoked will be voted in accordance with the instructions on the proxy card. If a MSLO stockholder makes no specifications on its proxy card as to how it wants its MSLO shares voted before signing and returning it, such proxy will be voted “FOR” the MSLO merger proposal, “FOR” the MSLO adjournment proposal and “FOR” the MSLO compensation proposal.

Tabulation of Votes

The MSLO Board of Directors has appointed [  ] to serve as the inspector of election for the MSLO special meeting. The inspector of election will, among other matters, determine the number of MSLO shares represented at the MSLO special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the MSLO stockholders.

Solicitation of Proxies

MSLO will bear the entire cost of soliciting proxies from its stockholders, except that MSLO and Sequential have agreed to each pay one half of the costs and expenses of printing and mailing this combined statement/prospectus and all filing and other similar fees payable to the SEC in connection with this combined statement/prospectus. In addition to the solicitation of proxies by mail, MSLO will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of MSLO common stock and secure their voting instructions, if necessary. MSLO will reimburse the record holders for their reasonable expenses in taking those actions.

MSLO has also made arrangements with D.F. King & Co., Inc., to assist in soliciting proxies and in communicating with MSLO stockholders and estimates that it will pay them a fee of approximately $25,000 plus reasonable out-of-pocket fees and expenses for these services. If necessary, MSLO may also use several of its regular employees, who will not be specially compensated, to solicit proxies from MSLO stockholders, either personally or by telephone, the internet, facsimile or letter.

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Adjournments

If a quorum is not present or represented, the MSLO special meeting may be adjourned from time to time until a quorum is present. If a quorum is present at the MSLO special meeting but there are not sufficient votes to approve the MSLO merger proposal, then MSLO stockholders may be asked to vote on the MSLO adjournment proposal. Regardless of whether a quorum is present, in order to approve any proposal to adjourn the meeting to solicit additional proxies, holders of a majority of the combined voting power of MSLO common stock represented in person or by proxy at the special meeting must vote in favor of the proposal to adjourn the meeting. No notices of an adjourned meeting need be given if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, unless the MSLO Board of Directors sets a new record date for such meeting, in which case a notice of the adjourned meeting will be given to each MSLO stockholder of record entitled to vote at the meeting. At any subsequent reconvening of the MSLO special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the MSLO special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Confidentiality of Voting

As a matter of policy, MSLO keeps confidential proxies, ballots and voting tabulations that identify individual stockholders. Such documents are available for examination only by the inspector of election and certain of MSLO’s employees and MSLO’s transfer agent, Broadridge, and proxy solicitor who are associated with processing proxy cards and tabulating the vote. The vote of any stockholder is not disclosed except: (1) as necessary to meet applicable legal requirements, (2) to allow for the tabulation of votes and certification of the vote, and (3) to facilitate a successful proxy solicitation.

Assistance

If you need assistance in completing your proxy card or have questions regarding the MSLO special meeting, please contact D.F. King & Co., Inc., the proxy solicitation agent for MSLO, at (212) 269-5550, email at: info@dfking.com, or call toll-free at (866) 308-5877. If your MSLO shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

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MSLO PROPOSAL 1:
THE ADOPTION OF THE MERGER AGREEMENT

MSLO’s Reasons for the Mergers; Recommendation of the MSLO Board of Directors

Determinations of the Special Committee

On June 21, 2015, the Special Committee, consisting entirely of independent and disinterested directors of the MSLO Board of Directors, and acting with the advice of its own independent legal and financial advisors, unanimously (i) determined that the transactions contemplated by the merger agreement, including the MSLO merger, are fair to and in the best interests of MSLO’s stockholders (other than Ms. Stewart and her affiliates), (ii) recommended that the MSLO Board of Directors approve and declare advisable the merger agreement and the transactions contemplated therein, including the MSLO merger, (iii) recommended that the MSLO Board of Directors approve the execution, delivery and performance of the merger agreement and (iv) recommended that the MSLO Board of Directors recommend that MSLO’s stockholders vote for the adoption of the merger agreement. In evaluating the merger agreement and the MSLO merger, the Special Committee consulted with its own legal and financial advisors, discussed certain matters relating to MSLO with MSLO’s senior management team and considered a number of factors that it believed supported its decision to recommend to the MSLO Board of Directors that MSLO enter into the merger agreement, including, but not limited to, the following factors:

•	the Special Committee’s understanding of the business, operations, management, financial condition, earnings and prospects of MSLO, including the prospects of MSLO as an independent entity;

•	the Special Committee’s understanding of the risks and challenges of MSLO’s business, operations, financial condition, management, earnings, prospects and strategy, including:

o	MSLO’s ability to execute its long-term business strategy of growing its merchandising business and transforming into an asset-light company focused on top-line growth through licensed content and international partnerships, including, among other matters:

•	the difficulties MSLO has encountered in implementing changes needed to execute its long-term business strategy and the Special Committee’s uncertainty as to MSLO’s ability to fully execute such strategy in light of the time necessary to reposition its business in the highly competitive fields in which it operates and the failure to meaningfully grow MSLO’s domestic merchandising business in recent years;

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•	the historic inability of MSLO to successfully develop and grow its business internationally;

•	the highly concentrated revenue base of MSLO’s merchandising business, with nearly 75% of merchandising revenues representing approximately 40% of MSLO’s overall revenues being generated by three license agreements; and

•	the Special Committee’s concern that MSLO’s principal licensing agreements may not be renewed, or may be renewed on terms that are not as favorable to MSLO as their existing terms, because sales of MSLO licensed products pursuant to such licensing agreements have not historically met their established sales targets;

o	the Special Committee’s concern about the absence of a succession plan with respect to MSLO’s leadership were Ms. Stewart to become unwilling or unable to continue to provide her services to MSLO;

o	the fact that MSLO has experienced significant turnover with respect to its senior management team in recent years, including three CEO transitions since 2009; and

o	the lack of sustainable earnings streams and the requirements for significant cash investments to grow the business;

•	the $6.15 per share offer price, which represented (i) a 21% premium over the closing price of MSLO’s Class A common stock of $5.10 on June 17, 2015, the last trading day prior to elevated trading activity in MSLO’s common stock related to market speculation about a possible acquisition of MSLO by Sequential, as reported in a news article in The Wall Street Journal on June 18, 2015, and (ii) a 30% premium over the 12-month volume weighted average stock price of MSLO common stock as of June 17, 2015;

•	the current and historical market prices of MSLO’s Class A common stock, including the fact that the trading price of MSLO’s Class A common stock had declined approximately 87% as of June 17, 2015, from an all-time high of $39.75 on October 20, 1999, which decline the Special Committee believed reflected increasing uncertainty as to the prospects of MSLO in general and the specific challenges faced by MSLO in each of its businesses;

•	the fact that the $6.15 share offer price represented a multiple of 26.4 to MSLO’s projected 2015E EBITDA (see the section titled “—Certain Forecasts of MSLO”);

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•	the fact that MSLO’s stockholders may elect to receive the MSLO merger consideration in cash or in stock, subject to proration as provided in the merger agreement, which would allow MSLO’s stockholders to realize, upon the closing, certainty of value and liquidity in light of the risks and uncertainties inherent in MSLO’s prospects;

•	the fact that the stock portion of the merger consideration is subject to a floating, rather than fixed, exchange ratio, which provides stockholders with certainty of value;

•	the fact that MSLO’s stockholders, immediately after completion of the mergers, would hold approximately [ ]%-[ ]% of the outstanding shares of Holdings’s common stock (depending on the Sequential trading price) and would have the opportunity to share in the future growth and expected synergies of Holdings while retaining the flexibility of selling all or a portion of their shares of Holdings Common Stock they may receive in the MSLO merger;

•	the Special Committee’s belief that Sequential is a good strategic partner for MSLO, based upon, among other things, its strong licensing and sales team, its complementary brands, its ability to preserve and develop brands, and its recent track record of successfully consummating acquisitions;

•	the Special Committee’s belief that Sequential has a stable and experienced management team and board of directors;

•	the Special Committee’s belief that Sequential’s management has excellent relationships with key domestic retailers;

•	the Special Committee’s belief that Sequential would provide MSLO with the scale and operating leverage necessary to expand and develop the MSLO brand;

•	the possible alternatives to the transaction with Sequential, including a strategic transaction with another party or continuing as a standalone company, which alternatives the Special Committee evaluated and determined were less favorable to MSLO’s stockholders (other than Ms. Stewart and her affiliates) than the transaction with Sequential;

•	the terms of the merger agreement, including the fact that the merger agreement contains a go-shop provision that is intended to help ensure that MSLO’s stockholders receive the highest price per share reasonably attainable, including:

o	MSLO’s right to solicit offers with respect to alternative acquisition proposals during the 30-day go-shop period;

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o	MSLO’s right, subject to certain conditions, to respond to and negotiate with respect to certain unsolicited acquisition proposals made after the end of the go-shop period and prior to the time MSLO’s stockholders approve the proposal to adopt the merger agreement; and

o	MSLO Board of Directors’ ability to withdraw or change its recommendation of the merger agreement, and MSLO’s right to terminate the merger agreement and accept a “superior proposal” prior to the stockholder vote, subject in each case to MSLO’s paying Sequential a termination fee of $12.8 million, or $7.5 million if the termination is in connection with MSLO’s entry into a definitive agreement within 45 days following the execution of the merger agreement with a party who made a competing proposal during the go-shop period (see the section titled “Description of the Merger Agreement” of this combined statement/prospectus), which amounts the Special Committee believed were reasonable in light of, among other matters, the benefit of the transaction with Sequential to the MSLO’s stockholders, the typical size of such termination fees in similar transactions and the likelihood that fees of such size would not preclude alternative acquisition proposals;

•	the financial analyses of Moelis, financial advisor to the Special Committee, and the opinion of Moelis, dated June 21, 2015, addressed to the Special Committee, which was subject to the conditions and limitations set forth in the opinion (see the section titled “Opinion of the Special Committee’s Financial Advisor” of this combined statement/prospectus) and which stated that from a financial point of view, and as of the date of such opinion, the consideration to be received by holders of MSLO Class A common stock, other than Ms. Stewart and her affiliates, in the MSLO merger (after giving effect to the mergers) was fair;

•	the likelihood of consummation of the transactions contemplated by the merger agreement, based on, among other matters:

o	Sequential’s having obtained committed debt financing for the transactions contemplated by the merger agreement, the limited number and nature of the conditions to the debt financing, the reputation of the financing sources, and Sequential’s obligation to use reasonable best efforts to obtain the debt financing;

o	the absence of a financing condition in the merger agreement;

o	Ms. Stewart’s willingness, as majority voting stockholder of MSLO, to enter into an agreement to vote in favor of the transaction with Sequential (unless the Special Committee changes its recommendation); and

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o	MSLO’s ability, under circumstances specified in the merger agreement, to seek specific performance of Sequential’s obligation to consummate the transactions contemplated by the merger agreement;

•	the fact that the Special Committee consists of three independent and disinterested directors of MSLO who are not affiliated with Ms. Stewart or any of her affiliated entities, are not employees of MSLO or any of its affiliates and have no financial interest in the merger different from, or in addition to, the interests of MSLO’s unaffiliated stockholders other than their interests described under “Interests of Certain Persons in the Merger”;

•	the fact that each of the Special Committee and the MSLO Board of Directors was aware that it had no obligation to recommend any transaction and that the Special Committee had the authority to “say no” to any proposals made by Sequential or other potential acquirors;

•	the fact that the Special Committee had received independent professional advice from Moelis, as financial advisor, and from Debevoise, as legal advisor, each a nationally recognized firm selected by the Special Committee;

•	the fact that, as part of its review of MSLO’s alternatives, the Special Committee considered the possibility of, and obtained the advice of its financial advisor with respect to, certain strategic alternatives;

•	the fact that the Special Committee conducted deliberations, in more than 60 formal meetings, during a period of approximately 10 months regarding a potential change of control transaction and alternatives thereto;

•	the fact that, with the assistance of its financial and legal advisors, the Special Committee conducted arm’s-length negotiations with Sequential, which, among other matters, ultimately resulted in (i) an increase in the purchase price from $5.75 per share, the price proposed in Sequential’s May 11, 2015 non-binding proposal for MSLO if it did not renegotiate certain aspects of its agreement with its publishing partner, to $6.15 per share, and (ii) the right of MSLO to solicit alternative acquisition proposals during a 30-day go-shop period;

•	the fact that the voting agreement entered into by Ms. Stewart and her affiliates with Sequential terminates if the merger agreement is validly terminated;

•	the fact that Ms. Stewart has sent a letter to the Special Committee, dated June 22, 2015 (a draft of which was reviewed by the Special Committee on June 21, 2015), committing her to exploring in good faith the possibility of working with any third parties regarding any alternative acquisition proposal (including taking part in meetings and negotiations) to the extent requested to do so by the Special Committee or the MSLO Board of Directors;

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•	the Special Committee’s belief that it was fully informed about the extent to which the interests of Ms. Stewart differed from those of MSLO’s unaffiliated stockholders in the MSLO merger;

•	the fact that the Special Committee evaluated the merger agreement and the MSLO merger based upon the factors discussed above and with knowledge of the interests of Ms. Stewart, MSLO’s controlling stockholder, in the MSLO merger;

•	the fact that the value of Holdings stock to be received by MSLO's stockholders in the MSLO merger would be fixed upon the signing of the merger agreement such that MSLO stockholders will not be exposed to any depreciation in Sequential’s trading price following the signing date and prior to the effective time of the mergers; and

•	the condition to the transaction with Sequential that the merger agreement be adopted not only by the affirmative vote of the holders of at least a majority of the combined voting power of the outstanding MSLO common stock, and also by the affirmative vote of the holders of at least 50% of the voting power of the outstanding MSLO common stock not owned, directly or indirectly, by Ms. Stewart or any of her affiliates.

In the course of reaching the determinations and decisions and making the recommendation described above, the Special Committee considered the following risks and potentially negative factors relating to the merger agreement, the MSLO merger and the other transactions contemplated thereby including, but not limited to:

•	the risk of incurring substantial expenses related to the transactions contemplated by the merger agreement, including in connection with any litigation that results from the announcement or pendency of such transactions, some of which will be payable even if such transactions are not completed;

•	the fact that there can be no assurance that all conditions to the parties’ obligations to complete the transactions contemplated by the merger agreement will be satisfied and, as a result, the MSLO merger may not be completed even if the merger agreement is adopted by MSLO’s stockholders;

•	the fact that the Special Committee did not conduct a formal pre-signing market check to determine whether other parties might have an interest in bidding to acquire MSLO (although there were negotiations with other parties, as described in the section titled “The Mergers — Background of the Mergers” of this combined statement/prospectus);

•	the fact that the value of Holdings stock to be received by MSLO's stockholders in the MSLO merger would be fixed upon the signing of the merger agreement such that MSLO stockholders will not participate in any appreciation in Sequential’s trading price following the signing date and prior to the effective time of the mergers; and

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•	the risks and costs to MSLO if the proposed transaction with Sequential is not consummated, including the diversion of management and employee attention, potential employee attrition and the potential disruptive effect on business and customer relationships.

The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive, but includes the material factors considered by the Special Committee. In view of the variety of factors considered in connection with its evaluation of the transaction with Sequential, the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Special Committee may have given different weights to different factors. The Special Committee recommended the merger agreement to the MSLO Board of Directors based on the totality of the information it considered.

Recommendation of the MSLO Board of Directors

On June 22, 2015, the MSLO Board of Directors, acting upon the unanimous recommendation of the Special Committee, unanimously (with Ms. Stewart recusing herself) (i) determined that the transactions contemplated by the merger agreement, including the MSLO merger, are fair to and in the best interests of MSLO’s stockholders (other than Ms. Stewart and her affiliates), (ii) approved, adopted and declared advisable the execution, delivery and performance of the merger agreement and (iii) recommended that MSLO’s stockholders adopt the merger agreement and approve the transactions contemplated therein.

In the course of making such determinations, the MSLO Board of Directors considered the factors considered by the Special Committee summarized above and including, but not limited to:

•	the Special Committee’s analyses, conclusions and unanimous determination that the merger agreement and the transactions contemplated thereby, including the MSLO merger, are fair to and in the best interests of MSLO’s stockholders (other than Ms. Stewart and her affiliates), the Special Committee’s unanimous recommendation that the MSLO Board of Directors adopt a resolution approving and declaring advisable the merger agreement and the transactions contemplated thereby, including the MSLO merger, and the Special Committee’s unanimous recommendation that MSLO Board of Directors recommend that MSLO’s stockholders vote for the adoption of the merger agreement;

•	the fact that the Special Committee consisted of three independent directors who are not affiliated with Ms. Stewart or any of her affiliates, who are not employees of MSLO or any of its affiliates and who have no financial interests in the transactions other than those disclosed herein; and

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•	the financial analyses of Moelis, financial advisor to the Special Committee, and the opinion of Moelis, dated June 21, 2015, to the Special Committee (and subsequently shared with the MSLO Board of Directors), which was subject to the conditions and limitations set forth in the opinion (see the section titled “—Opinion of the Special Committee’s Financial Advisor”) and which stated that from a financial point of view, and as of the date of such opinion, the consideration to be received by holders of MSLO Class A common stock, other than Ms. Stewart and her affiliates, in the MSLO merger (after giving effect to the mergers) was fair;

The foregoing discussion of the information and factors considered by the MSLO Board of Directors (other than Ms. Stewart) is not intended to be exhaustive but includes the material factors considered by the MSLO Board of Directors. In view of the variety of factors considered in connection with its evaluation of the transaction with Sequential, the MSLO Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The MSLO Board of Directors made its recommendation based upon the totality of the information it considered.

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Opinion of the Special Committee’s Financial Advisor

At the meeting of the Special Committee on June 21, 2015 to evaluate and approve the merger agreement and the transactions contemplated thereby, Moelis delivered an oral opinion, which was confirmed by delivery of a written opinion, dated June 21, 2015, addressed to the Special Committee to the effect that, as of the date of the opinion and based upon and subject to the conditions and limitations set forth in the opinion, the MSLO merger consideration to be received by holders of MSLO Class A common stock, other than other than Martha Stewart and her affiliates, in the MSLO merger (after giving effect to the mergers) was fair from a financial point of view to such holders.

The full text of Moelis’ written opinion dated June 21, 2015, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this combined statement/prospectus and is incorporated herein by reference. Stockholders are urged to read Moelis’ written opinion carefully and in its entirety. Moelis’ opinion was provided for the use and benefit of the Special Committee in its evaluation of the merger agreement and the transactions contemplated thereby. Moelis’ opinion is limited solely to the fairness, from a financial point of view, of the MSLO merger consideration to be received by holders of MSLO Class A common stock, other than Martha Stewart and her affiliates, in the MSLO merger (after giving effect to the mergers) and does not address MSLO’s underlying business decision to effect the merger agreement and the transactions contemplated thereby or the relative merits of the merger agreement and the transactions contemplated thereby as compared to any alternative business strategies or transactions that might be available with respect to MSLO. Moelis’ opinion does not constitute advice or a recommendation to any stockholder of MSLO as to how such stockholder should vote or act with respect to the merger agreement and the transactions contemplated thereby or any other matter, including whether such stockholder should make a cash election or stock election. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at its opinion, Moelis, among other things:

•	reviewed certain publicly available business and financial information relating to MSLO and Sequential;

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of MSLO furnished to Moelis by MSLO, including financial forecasts provided to or discussed with Moelis by the management of MSLO;

•	reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Sequential furnished to Moelis by Sequential, including financial forecasts provided to or discussed with Moelis by the management of Sequential;

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•	conducted discussions with members of the senior managements and representatives of MSLO and Sequential concerning the publicly available and internal information described in the foregoing, as well as the businesses and prospects of MSLO, Sequential and Holdings generally;

•	reviewed publicly available financial and stock market data of certain other companies in lines of business that Moelis deemed relevant;

•	reviewed the financial terms of certain other transactions that Moelis deemed relevant;

•	reviewed drafts of (a) the merger agreement, (b) the Voting Agreement, (c) the Martha Stewart employment agreement, (d) the Amended Intangible Agreement, (e) the Registration Rights Agreement (the agreements described above in clauses (c) through (e), collectively, the “MSLO founder agreements”), and (f) the Amended IP Agreement (all of the agreements described above, collectively, the “MSLO agreements”);

•	participated in certain discussions and negotiations among representatives of MSLO and Sequential and their advisors; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with or reviewed by Moelis for the purpose of its opinion and, with the consent of the Special Committee, relied on such information being complete and accurate in all material respects. In addition, with the consent of the Special Committee, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of MSLO or Sequential, nor was Moelis furnished with any such evaluation or appraisal. With respect to the financial forecasts relating to MSLO and Sequential referred to above, Moelis assumed, at the direction of the Special Committee, that such financial forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of MSLO or Sequential, as the case may be, as to the future performance of MSLO and Sequential, respectively. Moelis also assumed, at the direction of the Special Committee, that the future financial results reflected in such forecasts would be achieved at the times and in the amounts projected.

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At the direction of the Special Committee, Moelis was not asked to, nor did it, offer any opinion as to any terms of the MSLO agreements or any aspect or implication of the merger agreement and the transactions contemplated thereby, except for the MSLO merger consideration to the extent expressly specified in the opinion. With the consent of the Special Committee, Moelis expressed no opinion as to what the value of Holdings common stock actually would be when issued pursuant to the MSLO merger or the prices at which MSLO common stock, Sequential common stock or Holdings common stock may trade at any time. With the consent of the Special Committee, Moelis assumed that the merger agreement and the transactions contemplated thereby would not result in a change of control of Sequential or Holdings. Moelis is not a tax, legal, regulatory or accounting expert and assumed and relied upon, without independent verification, the assessments of MSLO and its other advisors with respect to tax, legal, regulatory and accounting matters. In rendering its opinion, Moelis assumed, with the consent of the Special Committee, that the final executed form of the MSLO agreements would not differ in any material respect from the drafts that Moelis reviewed, that the merger agreement and the transactions contemplated thereby would (i) be consummated in accordance with the terms set forth in the MSLO agreements and that (ii) the parties to the MSLO agreements would comply with all the material terms of the MSLO agreements, in each case, in all respects material to Moelis’ analyses and its opinion. Moelis also assumed, with the consent of the Special Committee, that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger agreement and the transactions contemplated thereby would be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on MSLO, Sequential, Holdings or the merger agreement and the transactions contemplated thereby. Prior to the execution of the merger agreement, Moelis was not authorized to solicit and did not solicit indications of interest in a possible transaction with MSLO from any party, except that Moelis previously participated in discussions with Company A on behalf of the Special Committee with respect to a possible strategic transaction involving MSLO.

Moelis’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of, the date of its opinion.

Moelis’ opinion was for the use and benefit of the members of the Special Committee (in their capacities as members of the Special Committee of MSLO) in its evaluation of the merger agreement and the transactions contemplated thereby and may not be disclosed without Moelis’ prior written consent. Moelis’ opinion did not address the fairness of the merger agreement and the transactions contemplated thereby or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of MSLO, other than the fairness of the MSLO merger consideration, from a financial point of view, to the holders of MSLO Class A common stock (other than other than Martha Stewart and her affiliates). Moelis expressed no opinion as to whether or not the MSLO founder agreements impacted the consideration available to holders of MSLO Class A common stock in the merger agreement and the transactions contemplated thereby. In addition, Moelis expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger agreement and the transactions contemplated thereby, or any class of such persons, relative to the MSLO merger consideration or otherwise including, without limitation, the compensation to be received by Martha Stewart and her affiliates under the MSLO founder agreements. Moelis’ opinion was approved by a Moelis fairness opinion committee.

The following is a summary of the material financial analyses presented by Moelis to the Special Committee of MSLO at its meeting held on June 21, 2015, in connection with its opinion.

Some of the summaries of financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

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For purposes of its analyses, Moelis reviewed a number of financial metrics, including:

•	Enterprise Value (“EV”), calculated as market value of the relevant company’s diluted common equity based on its closing stock price on June 17, 2015 (or at the announced transaction price, as the case may be), plus preferred stock, plus, as of the relevant company’s most recently reported quarter end, short-term and long-term debt, less cash and cash equivalents, plus book value of non-controlling interests; and

•	EBITDA, defined as earnings before interest, taxes, depreciation, amortization, and stock-based compensation;

Financial Analyses of MSLO

Selected Public Companies Analysis.

Moelis reviewed certain financial and stock market information of selected publicly traded licensing, branded apparel and accessories, home retailer, merchandising and internet/know-how companies. Moelis reviewed, among other things, enterprise values of the selected companies as a multiple of estimated EBITDA for calendar years 2015 and 2016 (“CY 2015E” and “CY 2016E”). Financial data for the selected companies was based on publicly available consensus research analysts’ estimates, public filings and other publicly available information. In addition, Moelis reviewed, among other things, the corresponding EV/EBITDA multiple for CY 2015E and CY 2016E of MSLO based on financial forecasts and other information and data provided by MSLO’s management, which reflected (i) the estimated impact from MSLO’s partnership with Meredith relating to MSLO’s publishing assets, and (ii) estimates of EBITDA excluding amounts attributable to the J.C. Penny non-cash revenue. The list of selected companies, related multiples and the resultant mean, median, high and low multiples for such selected company sectors; as well as the aggregate median for all such selected companies as compared to the implied respective multiples for MSLO Class A common stock at the implied MSLO merger consideration offer price of $6.15 per share in addition to as of June 17, 2015, the last trading day prior to publication of rumors of a potential merger, were as follows:

		EV / EBITDA
		2015E		2016E
Licensing
•	Global Brands Group	6.4	x	5.8	x
•	Iconix Brand, Inc.	9.5	x	9.1	x
•	Sequential Brands Group, Inc.	17.3	x	14.4	x
•	Cherokee Inc.	14.1	x	12.2	x

	EV/EBITDA
	CY 2015E		CY 2016E
Mean	11.8	x	10.4	x
Median	11.8	x	10.6	x
High	17.3	x	14.4	x
Low	6.4	x	5.8	x

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		EV / EBITDA
		2015E		2015E
Branded Apparel & Accessories
•	Luxottica Group S.p.A.	15.6	x	14.1	x
•	Ralph Lauren Corporation	9.2	x	9.0	x
•	Coach, Inc.	8.9	x	8.3	x
•	PVH Corp.	11.4	x	10.7	x
•	Carter’s, Inc.	12.7	x	11.5	x
•	Kate Spade & Company	18.1	x	13.2	x
•	Wolverine World Wide, Inc.	12.1	x	11.3	x
•	G-III Apparel Group, Ltd.	13.3	x	11.5	x
•	Oxford Industries, Inc.	11.1	x	10.3	x
•	Perry Ellis International, Inc.	9.4	x	8.2	x

	EV/EBITDA
	CY 2015E		CY 2016E
Mean	12.2	x	10.8	x
Median	11.8	x	11.0	x
High	18.1	x	14.1	x
Low	8.9	x	8.2	x

		EV / EBITDA
		2015E		2015E
Home Retailer
•	Bed Bath & Beyond, Inc.	7.2	x	7.2	x
•	Williams-Sonoma, Inc.	11.1	x	10.2	x
•	Restoration Hardware, Inc.	15.8	x	12.6	x
•	Ethan Allen Interiors, Inc.	8.1	x	7.3	x

	EV/EBITDA
	CY 2015E		CY 2016E
Mean	10.6	x	9.3	x
Median	9.6	x	8.7	x
High	15.8	x	12.6	x
Low	7.2	x	7.2	x

		EV / EBITDA
		2015E		2015E
Merchandising
•	Hasbro, Inc.	12.4	x	10.9	x
•	Mattel, Inc.	11.9	x	10.8	x
•	JAKKS Pacific, Inc.	5.2	x	4.9	x
•	Gaiam, Inc.	8.0	x	6.3	x

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	EV/EBITDA
	CY 2015E		CY 2016E
Mean	9.4	x	8.2	x
Median	9.9	x	8.6	x
High	12.4	x	10.9	x
Low	5.2	x	4.9	x

		EV / EBITDA
		2015E		2015E
Internet / Know-How
•	WebMD Health Corp.	11.5	x	10.2	x
•	Monster Worldwide, Inc.	6.2	x	4.9	x
•	XO Group Inc.	15.6	x	10.8	x

	EV/EBITDA
	CY 2015E		CY 2016E
Mean	11.1	x	8.6	x
Median	11.5	x	10.2	x
High	15.6	x	10.8	x
Low	6.2	x	4.9	x

Overall Median	11.4	x	10.3	x

MSLO Class A common stock at Offer	26.4	x	15.6	x
MSLO Class A common stock as of June 17, 2015	21.0	x	12.4	x

From its review of the above data, Moelis applied ranges of selected multiples derived from the selected companies of 10.0x to 12.0x in the case of CY 2015E EBITDA and 9.0x to 11.0x in the case of CY 2016E EBITDA to corresponding financial data of MSLO. This analysis indicated the following implied per share reference ranges for MSLO, as compared to the $6.15 per share merger consideration:

Implied Per Share Reference Ranges Based On:		MSLO Merger Consideration
2015E EBITDA	2016E EBITDA
$2.90-$3.30	$3.95-$4.63	$6.15

Selected Precedent Transactions Analysis.

Moelis reviewed financial information of selected merger and acquisition transactions in the branded manufacturing, branded retailers and home retailers industries announced between August 2010 and the date of the opinion in which transaction enterprise value was less than $2 billion. Moelis reviewed announced transaction enterprise values of the selected transactions as a multiple of EBITDA for the most recently completed twelve month period (“LTM”) for which financial information had been made public at the time of announcement of the relevant transaction. The list of selected transactions, related multiples and the resultant mean, median, high and low LTM EBITDA multiples are set forth below:

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Announcement Date	Acquiror	Target	EV/LTM EBITDA

Branded Manufacturing
June 2014	Sequential Brands Group, Inc.	Galaxy Brand, Inc.	14.7	x
December 2013	Leonard Green & Partners, L.P.	Lucky Brand Dungarees, Inc.	7.8	x
July 2013	Hanesbrands Inc.	Maidenform Brands, Inc.	13.1	x
May 2013	TowerBrook Capital Partners L.P.	True Religion Apparel, Inc.	6.9	x
January 2013	The Swatch Group AG	Harry Winston, Inc.	23.3	x
May 2012	Gildan Activewear Inc.	Anvil Holdings, Inc.	5.1	x
February 2012	KCP Holdco, Inc.	Kenneth Cole Productions, Inc.	9.3	x
May 2011	Kering SA	VOLCOM, Inc.	14.0	x
January 2011	Perry Ellis International, Inc.	Rafaella Apparel Group, Inc.	6.5	x
November 2010	LF USA Inc.	Oxford Industries, Inc. (substantially all of the assets)	6.0	x
August 2010	Hanesbrands Inc.	GFSI Holdings, Inc.	7.5	x

Branded Retailers
March 2014	The Men’s Warehouse, Inc.	Jos. A Bank Clothiers, Inc.	10.0	x
May 2012	Ascena Retail Group, Inc.	Charming Shoppes, Inc.	10.8	x

Home Retailers
September 2014	Mattress Firm Holding Corp.	The Sleep Train, Inc.	13.8	x
November 2012	Leon’s Furniture Ltd.	The Brick Ltd.	6.5	x
May 2012	Bed Bath & Beyond, Inc.	Cost Plus, Inc.	11.9	x

	EV/LTM EBITDA
Mean	10.4	x
Median	9.7	x
High	23.3	x
Low	5.1	x

Moelis excluded selected transactions in the publishing industry because publishing business’ earnings contributions have been negligible to MSLO’s earnings. In addition, pure licensing and merchandising company transactions were excluded because publicly available information in such industries was limited. Moelis used MSLO fiscal year 2015E EBITDA instead of MSLO’s LTM EBITDA to account for a full year of the impact from MSLO’s partnership with Meredith relating to MSLO’s publishing assets. Moelis then applied ranges, based on judgment, of selected multiples derived from the selected transactions of 12.0x to 14.0x (based on the selected transactions’ LTM EBITDA multiples) to MSLO’s fiscal year 2015E EBITDA. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transactions. Financial data for MSLO was based on financial forecasts and other information and data provided by MSLO’s management. This analysis indicated the following implied per share reference range for MSLO, as compared to the $6.15 per share merger consideration:

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Implied Per Share Reference Range	MSLO Merger Consideration
$3.30-$3.70	$6.15

Discounted Cash Flow Analysis.

Moelis performed a discounted cash flow (“DCF”) analysis of MSLO using financial forecasts (as described in the section titled “—Certain Forecasts of MSLO”) and other information and data provided by MSLO’s management to calculate the present value of the estimated unlevered future free cash flows projected to be generated by MSLO. Unlevered free cash flows were calculated as EBITDA less taxes plus depreciation and amortization less change in net working capital less capital expenditures. The projected cash flows were discounted to June 30, 2015 at MSLO’s estimated weighted average cost of capital (“WACC”), taking into consideration certain trading statistics of certain of the selected publicly traded companies listed above, which resulted in a range of discount rates of 8.00% to 10.00%. This range of discount rates was applied to each of (i) MSLO’s estimated after-tax unlevered free cash flows for the second half of 2015 through 2019, and (ii) estimated terminal values derived by applying a perpetuity growth rate range of 1.0% to 3.0%. As part of this analysis, Moelis used a net operating loss (“NOL”) balance of $114 million as provided by management of MSLO, which (i) contemplated a standalone valuation and (ii) assumes that NOLs would shield taxable income through 2018 and partially in 2019, at which time, a tax rate of 40% was assumed. This analysis indicated for MSLO the following implied per share reference range, as compared to the $6.15 per share merger consideration:

Implied Per Share Reference Range	MSLO Merger Consideration
$4.25-$6.33	$6.15

Other Information–MSLO

Moelis also noted for the Special Committee certain additional factors that were not considered part of Moelis’ financial analysis with respect to its opinion but were referenced for informational purposes, including, among other things:

•	for the three year period ended June 17, 2015, the last trading day prior to the publication by The Wall Street Journal of an article speculating about the mergers, the closing price of MSLO Class A common stock as reported in the consolidated transaction reporting system ranged between $2.24 and $6.69 per share; and

	3 yr.	1 yr.	6 mos.	3 mos.	1 mos.	5 days
High	$6.69	$6.69	$6.69	$6.69	$5.28	$5.23
Mean	$3.68	$4.73	$5.18	$5.66	$5.10	$5.13
Median	$3.60	$4.56	$5.04	$5.51	$5.10	$5.12
Low	$2.24	$3.44	$4.10	$4.93	$4.93	$5.02

•	one-year forward stock price targets for MSLO Class A common stock in recently published, publicly available Wall Street research analysts’ reports, which indicated low and high stock price targets ranging from $5.50 to $7.00 per share.

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Other Information–Sequential

Moelis also noted for the Special Committee certain operational and financial characteristics of Sequential that were not considered part of Moelis’ financial analysis with respect to its opinion, but were referenced for informational purposes, including, among other things:

•	for the three year period ended June 17, 2015, the closing price of Sequential common stock ranged between $3.00 and $14.46 per share;

	3 yr.	1 yr.	6 mos.	3 mos.	1 mos.	5 days
High	$14.46	$14.46	$14.33	$14.33	$14.27	$14.27
Mean	$8.72	$12.35	$11.88	$12.76	$13.48	$13.80
Median	$7.91	$12.53	$12.12	$13.27	$13.59	$13.68
Low	$3.00	$8.86	$8.86	$9.78	$12.65	$13.54

•	Moelis performed a DCF analysis of Sequential using financial forecasts and other information and data provided by Sequential’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by Sequential, reflecting the acquisition of the Jessica Simpson Brand. Unlevered free cash flows were calculated as EBITDA less taxes plus depreciation and amortization less change in net working capital less capital expenditures. Management of Sequential provided projected financial forecasts for the second half of 2015 through 2017. The projected cash flows were discounted to June 30, 2015 at Sequential’s estimated WACC, taking into consideration certain trading statistics of certain selected publicly traded comparable companies for Sequential, which resulted in a range of discount rates of 8.0% to 10.0%. This range of discount rates was applied to each of (i) Sequential’s estimated after-tax unlevered free cash flows for the second half of 2015 through 2017, and (ii) estimated terminal values derived by applying a perpetuity growth rate range of 2.0% to 4.0%. Moelis used a 35% tax rate as provided by Sequential’s management. In addition, Moelis used an NOL balance of $31.8 million as provided by Sequential’s management, together with an additional $130 million of ‘tax shield’ that management of Sequential believes will be amortizable for tax purposes through 2033. The NOL usage contemplated (i) a standalone valuation and (ii) if applicable, per Sequential management, unutilized NOLs and/or tax shields from each period were rolled over to the next period. This analysis indicated for Sequential the following implied per share reference range, as compared to the closing price on June 17, 2015; and

Implied Per Share Reference Range	June 17, 2015 Sequential Closing Price
$7.48-$20.21	$14.27

•	one-year forward stock price targets for Sequential common stock in recently published publicly available Wall Street research analysts’ reports, which indicated low and high price targets ranging from $13.50 to $20.00 per share.

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Miscellaneous

This summary of the analyses is not a complete description of Moelis’ opinion or the analyses underlying, and factors considered in connection with, Moelis’ opinion. The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination, Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above is identical to MSLO, Sequential or the mergers and the transactions contemplated thereby. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither MSLO, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The MSLO merger consideration was determined through arms’ length negotiations between MSLO and Sequential and was approved by the Special Committee. Moelis did not recommend any specific consideration to MSLO or the Special Committee, or that any specific amount or type of consideration constituted the only appropriate consideration for the merger agreement and the transactions contemplated thereby.

Moelis acted as financial advisor to the Special Committee in connection with the merger agreement and the transactions contemplated thereby and will receive a fee for its services of approximately $5.5 million, of which $4.9 million is contingent upon the consummation of the merger. Moelis also became entitled to receive a fee of $500,000 upon delivery of its opinion, which is creditable against the total fee referenced above. Moelis’ affiliates, employees, officers and partners may at any time own securities (long or short) of MSLO, Sequential and any of their affiliates. Moelis has provided investment banking and other services to affiliates of Sequential unrelated to the merger agreement and is currently providing such services to affiliates of Sequential and has received compensation for such services. Specifically, in the past two years prior to the date hereof, Moelis has acted as financial advisor to an ad hoc group of preferred security holders, one such holder of which is an affiliate of The Carlyle Group L.P., a stockholder of Sequential, in a matter unrelated to the merger agreement and Moelis received customary compensation. In the future, Moelis may provide investment banking and other services to Holdings and may receive compensation for such services.

The Special Committee selected Moelis as its financial advisor in connection with the merger agreement and the transactions contemplated thereby because Moelis has substantial experience in similar transactions. Moelis is regularly engaged in the analysis of businesses and their securities in connection with mergers and acquisitions, strategic transactions and corporate restructurings.

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Interests of Certain Persons in the Mergers

In considering the recommendations of the MSLO Board of Directors with respect to the mergers, MSLO stockholders should be aware that the executive officers and directors of MSLO have certain interests, including financial interests, in the transactions that may be different from, or in addition to, the interests of MSLO stockholders generally. The MSLO Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby, and in making its recommendations that MSLO stockholders approve and adopt the merger agreement and approve the transactions contemplated thereby. For the purposes of MSLO’s plans and agreements described below, to the extent applicable, the completion of the mergers will constitute a change of control, change in control or term of similar meaning.

Certain Assumptions

Except as otherwise specifically noted, solely for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The effective time of the mergers is September 30, 2015, which is an assumed date of the closing of the mergers solely for purposes of this combination-related compensation disclosure; and

•	The relevant price per share of MSLO common stock is $6.15, the price payable per share of MSLO common stock in the mergers, assuming that a cash election is made.

•	No pro-rata bonuses are deemed payable, based on the fact that no accrual has been made in respect of the MSLO annual bonus plan for the period ended June 30, 2015.

•	Each named executive officer experiences a severance-qualifying termination of employment immediately following September 30, 2015, the assumed effective time of the mergers.

Agreements with Martha Stewart

Martha Stewart Employment Agreement with Holdings

On June 22, 2015, in connection with the transactions contemplated by the merger agreement, Holdings entered into an agreement with Martha Stewart with respect to her employment, as described below. At the effective time, this agreement will replace (and is based on) the employment agreement currently in existence between Martha Stewart and MSLO. The employment agreement has an initial term commencing at the effective time of the mergers and ending on December 31, 2020, provided that the term will automatically be renewed for five additional calendar years ending December 31, 2025 (subject to earlier termination as provided in the employment agreement) if either the aggregate gross licensing revenues (as defined in the employment agreement) for calendar years 2018 through 2020 exceed $195 million or the gross licensing revenues for calendar year 2020 equal or exceed $65 million.

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During the term of her new employment agreement with Holdings, Martha Stewart will, among other things, serve as Founder of MSLO and Chief Creative Officer of Holdings and will be entitled to receive, among other things, (i) an annual base salary of $500,000 per year, (ii) a guaranteed annual payment of $1.3 million, which amounts are being paid in connection with the mergers regardless of Martha Stewart’s continued employment with the combined company (which we refer to as the “Guaranteed Payment”), (iii) annually, 10% of the gross licensing revenues in excess of a specified threshold (which we refer to as the “Incentive Payment”), (iv) the opportunity to earn an annual bonus, and (v) payment of certain of Martha Stewart’s expenses, up to an annual maximum amount.

In the event that the new employment agreement is not renewed after its initial term, Martha Stewart instead will consult for Holdings from January 1, 2021 through December 31, 2025, and she will receive an annual fee ranging from $1.5 million to $4.5 million, determined based on gross licensing revenues for calendar years 2018 through 2020 or the gross licensing revenues for calendar year 2020.

In addition, and regardless of whether Martha Stewart remains employed with Holdings, in connection with the mergers, beginning in 2026 and ending on the later of December 31, 2030 and the date of her death, Holdings will pay to Martha Stewart 3.5% of annual gross licensing revenues for Martha Stewart branded products for each such year.

Upon certain qualifying terminations of her employment occurring during the term of the agreement, Martha Stewart will be entitled to, among other things (a) continued payment of her base salary, the Guaranteed Payment, the Incentive Payment and reimbursement of expenses, all as if Martha Stewart had remained employed through the end of the then-current term, and (b) continuation of certain benefits and perquisites for a specified period of time post-termination. If such termination occurs prior to or at the end of the initial term of the employment agreement, when it (i) would have been extended under the terms of the agreement, the payments in clause (a) above will continue through the end of what would have been the extended term; or (ii) would not have been extended under the terms of the agreement, then Martha Stewart will receive the consulting fee as described above.

If the merger agreement is terminated, Martha Stewart’s employment agreement with Holdings will automatically terminate and Martha Stewart’s employment agreement with MSLO will continue in accordance with its terms.

Ms. Stewart’s Employment Agreement with MSLO

Upon consummation of the mergers, the employment agreement with Holdings described above will supersede and replace the MSLO Employment Agreement. The term of the MSLO Employment Agreement would otherwise have continued through June 30, 2017. Under the MSLO Employment Agreement, Ms. Stewart receives annual talent compensation of $1,800,000, and an annual cash bonus opportunity with a target award equal to $1,000,000 and a maximum opportunity equal to 150% of such target amount. Under the MSLO Employment Agreement, MSLO reimburses Ms. Stewart for certain expenses, including those related to business travel and entertainment, automobiles, wellness and beauty and personal security, as set forth in a founder expense policy. In addition, if Ms. Stewart were required to provide services as a performer in excess of the commitment previously required for The Martha Stewart Show, the MSLO Employment Agreement provides that she would be entitled to additional compensation in an amount to be determined, as well as 10% of the adjusted gross revenues associated with re-runs of such shows.

If, under the MSLO Employment Agreement, MSLO were to terminate Ms. Stewart’s employment without "cause" or she were to terminate her employment for "good reason," she would be entitled to a lump-sum payment equal to the sum of (1) $3,000,000, plus (2) the greater of (x) $5,000,000 or (y) three times the highest annual bonus paid with respect to any fiscal year beginning during the term of the MSLO Employment Agreement. Upon such a termination, for three years following the date of termination, MSLO would also have to provide Ms. Stewart with the same medical, hospitalization, dental and life insurance programs and the use of automobiles and drivers and to provide her offices and assistants to which she was otherwise entitled to receive under the agreement. For more information on the severance that would become payable to Ms. Stewart upon a severance-qualifying termination of employment, see the section entitled “Quantification of Potential Payments to MSLO’s Named Executive Officers in Connection with the Mergers,” set forth below.

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Martha Stewart Amended and Restated Intellectual Property License and Preservation Agreement

Also on June 22, 2015, MSLO and Martha Stewart entered into the Amended IP Agreement, which, at the effective time, will supersede the Prior IP Agreement. Under the terms of the Amended IP Agreement, Martha Stewart grants MSLO an exclusive, worldwide, perpetual, royalty-free license to use her name, image, signature, voice and likeness for MSLO’s products and services, subject to certain standards and restrictions set forth therein. The Amended IP Agreement contains various customary provisions regarding MSLO’s obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties. If the merger agreement is terminated, the Amended IP Agreement will automatically terminate and the Prior IP Agreement will continue in accordance with its terms.

Martha Stewart Amended and Restated Intangible Asset License Agreement

Also on June 22, 2015, MSLO entered into the Amended Intangible Agreement with the Licensor, an entity owned by Martha Stewart, which, at the effective time, will supersede the Prior Intangible Agreement. Pursuant to the Amended Intangible Agreement, MSLO will pay an annual fee of $1.7 million to the Licensor over the term for the perpetual, exclusive right to use Martha Stewart’s lifestyle intangible asset in connection with MSLO products and services and during the term of the Amended Intangible Agreement to access various real properties owned by Martha Stewart. The Amended Intangible Agreement has an initial term which commences on the effective time and expires on December 31, 2020, subject to a five-year automatic renewal in the event that gross licensing revenues exceed certain thresholds set forth in the Amended Intangible Agreement. The Licensor will be responsible, at its expense, to maintain, landscape and garden the properties in a manner consistent with past practices; provided, however, that MSLO will be responsible for MSLO-approved costs associated with the Licensor’s business expenses, and will reimburse Licensor for up to $100,000 of approved and documented household expenses. If the merger agreement is terminated, the Amended Intangible Agreement will automatically terminate and the Prior Intangible Agreement will continue in accordance with its terms.

The Registration Rights Agreement

Also on June 22, 2015, Ms. Stewart, MSFLP, Alexis Stewart, the Martha Stewart 1999 Family Trust, the Martha Stewart 2000 Family Trust and the Martha and Alexis Stewart Charitable Foundation (which we refer to collectively as the “Stewart Stockholders”) entered into the Registration Rights Agreement, which grants the Stewart Stockholders certain “demand” registration rights for up to two offerings of greater than $15 million each, certain “S-3” registration rights for up to three offerings of greater than $5 million each and “piggyback” registration rights with respect to the shares of Holdings common stock held by the Stewart Stockholders (whether issued pursuant to the merger agreement or acquired thereafter) and their transferees. All reasonable expenses incident to such registrations generally are required to be borne by the Holdings. The Registration Rights Agreement becomes effective upon the effective time and terminates if the merger agreement is terminated.

Treatment of MSLO Stock Options and Other MSLO Equity-Based Awards

Each MSLO Option that is subject solely to a time-based vesting condition, whether vested or unvested, that is outstanding immediately prior to the effective time of the mergers shall be cancelled and automatically be converted into the right to receive a cash payment equal to the positive difference (if any) between (i) $6.15 and (ii) the exercise price for the MSLO Option. In addition, in respect of his MSLO Options that were granted pursuant to an employment agreement, were subject to a performance-based and time-based vesting conditions that were satisfied prior to the execution of the Merger Agreement, and have a minimum post-termination exercise period of 18 months, Mr. Dienst will receive the payment determined under the immediately preceding sentence, plus an aggregate additional payment of $300,000 in the form of Holdings common stock.

Each outstanding MSLO Option that is subject to performance-vesting conditions and is outstanding immediately prior to the effective time of the mergers will receive the payment referred to in the immediately-preceding paragraph if it is vested as of such time. Any such performance-vesting MSLO Options that are not so vested will be canceled in exchange for cash payments to the holders thereof in the following aggregate amounts: Kenneth West ($49,750); Allison Hoffman ($16,600) and Ritwik Chatterjee ($24,900).

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Each award of restricted stock units corresponding to shares of MSLO common stock that is subject solely to a time-based vesting condition (each, a MSLO RSU) that is outstanding immediately prior to the effective time of the mergers will be cancelled and converted into a right to receive a cash payment of $6.15 for each share of MSLO common stock subject to the MSLO RSU.

Each award of restricted stock units corresponding to shares of MSLO common stock that is subject to performance-based vesting conditions (which we refer to as a “MSLO Performance RSU Award”), that is outstanding immediately prior to the effective time of the mergers will be cancelled. The holder of any such MSLO Performance RSU Award that would have provided an opportunity to achieve the performance conditions for certain specified periods following certain terminations of the holder’s employment will receive cash payments in the following aggregate amounts: Daniel Dienst ($2,550,000); Kenneth West ($204,000); Allison Hoffman ($240,000); and Ritwik Chatterjee ($216,000).

Employment Agreements and Severance Benefits

MSLO has entered into an employment agreement with each of Messrs. Dienst and West and Ms. Hoffman which provide the affected officer with certain termination benefits if MSLO terminates his or her employment without “cause” or he or she resigns for “good reason.” Each would be entitled to receive twelve months’ base salary which would generally be paid in the form of salary continuation, except that Mr. Dienst would receive a lump sum payment upon a termination following a change of control, which would include the mergers. Each would be entitled to receive a pro-rated bonus for the year of termination (so long as bonuses are paid generally to similarly situated executives for such year) and, in the case of Mr. Dienst, payment of COBRA health insurance premiums, and, in the case of Mr. West and Ms. Hoffman, medical benefits coverage at employee rates, for up to 12 months following termination. Under the terms of these employment agreements, each such officer would also be entitled to certain enhanced rights in respect of his or her then outstanding equity awards, but in connection with the mergers such awards will be settled in the manner described above under the heading “Treatment of MSLO Stock Options and Other MSLO Equity-Based Awards.” Ms. Pollack does not have an employment agreement, but would be entitled to 25 weeks of base salary under MSLO’s severance policy in the event of a termination by MSLO without cause. None of these officers is entitled to any excise tax gross-up payments. Mr. Dienst and Ms. Hoffman's employment agreements provide for a “best net” approach, whereby a "change in control" payment is limited to the threshold amount under Section 280G of the Code if the net benefit to Mr. Dienst or Ms. Hoffman, as applicable, would otherwise be greater than if Mr. Dienst or Ms. Hoffman received the full value of the “change in control” payment and he or she paid the excise tax. For more information on the severance that would become payable to Messrs. Dienst and West and Messes. Hoffman and Pollack upon a severance-qualifying termination of employment, see the section entitled “Quantification of Potential Payments to MSLO’s Named Executive Officers in Connection with the Mergers,” set forth below.

Continuing Employee Benefits

Executive officers may receive the benefit of certain covenants provided in the merger agreement pursuant to which, for one year following the effective time of the mergers, Holdings shall provide, or shall cause MSLO to provide, employees of MSLO as of the effective time with (i) wage or base salary levels (but not short-term incentive compensation opportunities or other bonus plans) that are not less than those in effect immediately prior to the effective time, and (ii) employee benefits (excluding equity-based compensation) that are comparable in the aggregate to either those in effect at MSLO immediately prior to the Effective Time or those provided to similarly-situated employees of SQBG from time-to-time. Also, for one year following the effective time, severance arrangements of MSLO shall remain in place for these employees.

In addition, post-effective time Holdings benefit plans will provide credit for service with MSLO (except (i) for purposes of benefit accrual under defined benefit plans and retiree medical arrangements or (ii) to the extent such credit would result in a duplication of benefits), and post-effective time health plans will credit certain amounts paid prior to the effective time for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employees and their covered dependents as if such amounts had been paid in accordance with any new benefit plan.

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Indemnification Insurance

Pursuant to the terms of the merger agreement, MSLO’s present and former executive officers and directors will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies from MSLO and Holdings. See the section titled “Description of the Merger Agreement—Indemnification and Insurance.”

Quantification of Potential Payments to MSLO’s Named Executive Officers (Other than Martha Stewart) in Connection with the Mergers

Except as otherwise specifically noted, solely for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•	The effective time of the mergers will be September 30, 2015, which is an assumed date of the closing of the mergers solely for purposes of this combination-related compensation disclosure.

•	The relevant price per share of MSLO common stock is $6.15, the price payable per share of MSLO common stock in the mergers.

•	No pro-rated bonuses are deemed payable, based on the fact that no accrual has been made in respect of the MSLO annual bonus plan for the period ended June 30, 2015.

•	Each named executive officer experiences a severance-qualifying termination of employment immediately following September 30, 2015, the assumed effective time of the mergers.

Golden Parachute Compensation

Name	Cash ($)	Equity ($)	Other ($)	Total ($)
Daniel W. Dienst	$775,000	$6,439,172	$27,871	$7,242,043
Kenneth P. West	$525,000	$421,621	$10,806	$957,426
Martha Stewart	$8,000,000	$-	$23,170	$8,023,170
Allison C. Hoffman	$450,000	$394,700	$16,569	$861,269
Patricia Pollack	$275,000	$40,037		$315,037

The amounts shown in the above table in the column headed “Cash” shows the cash severance benefits that would be payable to each of the named executives under their employment agreements with MSLO (or, in the case of Ms. Pollack, the amount payable under MSLO’s severance policy). The amounts shown in the column headed “Other” shows the estimated cost of contractual benefits continuance under each named executive’s currently applicable employment agreement with MSLO. All of the amounts listed in these two columns are “double–trigger,” and would be expected to be payable only upon a qualifying termination of employment following the effective time of the mergers. Each of the employment agreements for the named executive officers (other than Ms. Pollack who does not have an agreement) are described under the heading “Interests of Certain Persons in the Mergers.” In the case of Ms. Stewart, her MSLO Employment Agreement (as described above) will be superseded and replaced at the effective time by the employment agreement with Holding described above under the heading “Martha Stewart Employment Agreement with Holdings.” The amounts shown in the column headed “Equity” aggregates the following amounts related to equity awards assumed to be outstanding and unvested at the assumed effective time of the mergers which will either vest or be settled for a cash payment at such time (and, as such, are single trigger):

	Amount Payable in Respect of Unvested Options		Amount Payable in Respect of Restricted Stock Units	Amount Payable in Respect of Unvested Performance Units
Daniel W. Dienst	$1,941,670	*	$1,947,502	$2,550,000
Kenneth P. West	$94,350		$123,271	$204,000
Martha Stewart	-		-	-
Allison C. Hoffman	$93,200		$61,500	$240,000
Patricia Pollack			$40,037	N/A

* Includes in the case of Mr. Dienst an additional $300,000 payable in shares of Holdings common stock in respect of vested options as to which Mr. Dienst had a contractual right under the terms of his employment agreement to exercise the options following certain terminations of employment.

Election Procedures

No less than twenty business days prior to the anticipated election deadline (which we refer to as the “mailing date”), MSLO stockholders will be mailed under separate cover a form of election for making a cash election and/or a stock election. Any MSLO stockholder who becomes a MSLO stockholder after the record date established for the mailing date, or who did not otherwise receive a form of election, should contact MSLO’s proxy solicitor, D.F. King & Co., Inc., at (866) 304-5477 or their broker, bank or other nominee to obtain a form of election. MSLO stockholders who vote against approving the merger agreement are still entitled to make elections with respect to their shares. The form of election allows holders of MSLO common stock to make a cash election and/or a stock election for some or all of their shares of MSLO common stock or no election for their shares of MSLO common stock. Shares of MSLO common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though either a stock election or a cash election had been validly made, subject to proration as set forth in the merger agreement. To validly make a cash election or a stock election, MSLO stockholders holders must properly complete, sign and send the form of election and stock certificates (or evidence of shares in book-entry form) to the exchange agent prior to the election deadline.

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Exchange Agent

Broadridge Corporate Issuer Solutions, Inc. will serve as the exchange agent for purposes of effecting the election and proration procedures.

Election Deadline

The “election deadline” will be 5:00 p.m. New York time on [     ], 2015, which is the date immediately prior to the MSLO special meeting, unless extended. Under the merger agreement, the election deadline will be extended to the third business day prior to the effective time of the mergers if required regulatory and antitrust approvals have not been obtained. We believe that all such approvals were received when the FTC granted early termination of the waiting period under the HSR Act on July 17, 2015, and therefore we do not expect the election deadline to be extended. MSLO and Sequential will issue a joint press release announcing the anticipated date of the election deadline not more than 15 business days before, and at least five business days prior to, the election deadline. MSLO stockholders who hold their shares in “street name” may be subject to an earlier deadline. Therefore, you should carefully read any materials you receive from your broker.

Form of Election

The applicable form of election must be properly completed and signed and accompanied by:

•	duly endorsed certificates representing all of the MSLO shares to which such form of election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on MSLO’s books (or appropriate evidence as to loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the form of election); or

•	a properly completed and signed notice of guaranteed delivery, as described in the instructions accompanying the form of election, from a firm which is a member of a registered national securities exchange or commercial bank or trust company having an office or correspondent in the United States, provided that the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the notice of guaranteed delivery; or

•	if the MSLO shares are held in book-entry form, the documents specified in the instructions accompanying the form of election.

In order to make a cash election and/or a stock election, the properly completed and signed form of election, together with one of the items described above, must be actually received by the exchange agent at or prior to the election deadline in accordance with the instructions accompanying the form of election.

Impact of Selling Shares as to which an Election has Already Been Made

MSLO stockholders who have made elections will be unable to sell or otherwise transfer their shares after making the election, unless the election is properly revoked before the election deadline or unless the merger agreement is terminated.

Election Revocation and Changes

Generally, an election may be revoked or changed with respect to all or a portion of the MSLO shares covered by the election by the holder who submitted the applicable form of election, but only by written notice received by the exchange agent prior to the election deadline. If an election is revoked, or the merger agreement is terminated, and any stock certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates. MSLO stockholders will not be entitled to revoke or change their elections following the election deadline, unless the merger agreement is thereafter terminated. As a result, MSLO stockholders who have made elections will be unable to revoke their elections or sell their MSLO shares during the period between the election deadline and the date of completion of the mergers or termination of the merger agreement.

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MSLO stockholders not making a valid election in respect of their shares prior to the election deadline, including as a result of revocation, will be deemed non-electing holders. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Non-Electing Holders

MSLO stockholders who do not make a cash election or a stock election, whose election forms are not received by the exchange agent by the election deadline, or whose election forms are improperly completed or not signed will be deemed not to have made an election (and such shares we refer to as “no election shares”). MSLO stockholders not making (including those deemed not to have made) an election in respect of some or all of their MSLO shares will be treated as if they made either a cash election or a stock election, subject to proration as set forth in the merger agreement, with respect to the MSLO shares for which no election has been made. See “Description of the Merger Agreement—MSLO Merger Consideration for MSLO Stockholders.”

 Neither Sequential nor MSLO is making any recommendation as to whether MSLO stockholders should make a cash election and/or a stock election or no election. You must make your own decision with respect to such election. No guarantee can be made that you will receive the amount of cash consideration or stock consideration you elect (unless you elect to receive cash consideration for exactly 50% of the shares of MSLO common stock you own and stock consideration for the remaining 50% of the shares of MSLO common stock you own). As a result of the proration procedures and other limitations described in this document and in the merger agreement, you may receive stock consideration or cash consideration in amounts that are different from the amounts you elect to receive. Because the value of the stock consideration and cash consideration may differ, you may receive consideration having an aggregate value less than that you elected to receive. The U.S. federal income tax consequences of the transactions to a MSLO stockholder are complex and depend on a number of factors specific to each stockholder, including the type of consideration received in the mergers. Please see the discussion set forth in the section titled “Material U.S. Federal Income Tax Consequences of the Mergers” for a description of the material U.S. federal income tax consequences of the mergers. You should consult your own independent tax advisor concerning the U.S. federal income tax consequences to you of the transactions, as well as the application of state, local and foreign income and other tax laws, in light of your particular circumstances.

Exchange of Shares

After the effective time of the mergers, there will be no further registration of transfers of shares of Sequential or MSLO common stock. From and after the effective time of the mergers, each holder of a certificate representing shares of Sequential or MSLO common stock outstanding immediately prior to the effective time of the mergers will no longer have any rights with respect to such shares, except for the right to receive the applicable merger consideration or as otherwise provided in the merger agreement or by applicable laws. Each share of Sequential common stock owned by Sequential and each share of MSLO common stock owned by MSLO at the time of the mergers will be canceled without any payment of merger consideration.

You will not be entitled to receive any dividends or other distributions with respect to Holdings common stock until the mergers are completed and, in the case of MSLO stockholders, you have surrendered your share certificates for MSLO common stock in exchange for share certificates for Holdings common stock.

Sequential stockholders are not required to take any action to receive the Sequential merger consideration. At the effective time, each share of Sequential common stock will automatically be converted into a share of Holdings common stock and any certificates representing shares of Sequential common stock shall be cancelled and may be returned to Sequential’s transfer agent, Computershare.

If you would otherwise be entitled to receive a fraction of a share of Holdings common stock as a result of the mergers (after aggregating all fractional shares of Holdings common stock issuable to you), upon surrender of your certificates or book-entry shares of MSLO common stock you will be paid in cash in lieu of such fractional shares in accordance with the terms of the merger agreement.

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If any certificates of MSLO common stock have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Holdings or the exchange agent, the posting by such person of a bond in such reasonable amount as Holdings or the exchange agent, as applicable, may direct as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will deliver in exchange for such lost, stolen or destroyed certificate, the merger consideration with respect to the shares of MSLO common stock formerly represented thereby, any cash in lieu of fractional shares of Holdings common stock and any unpaid dividends and distributions on shares of Holdings common stock deliverable in respect thereof.

Each of Holdings and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law.

If the exchange agent is to pay some or all of the merger consideration to a person other than the record holder, such record holder must have their certificates properly endorsed or otherwise in proper form for transfer and the person requesting such transfer must pay any transfer or other taxes payable by reason of the transfer or establish to the exchange agent’s satisfaction that the taxes have been paid or are not required to be paid.

MSLO Stockholders Making an Election

At least 20 business days prior to the election deadline, an election form will be mailed to each MSLO stockholder of record for the MSLO special meeting. Holdings will also make available one or more election forms as may reasonably be requested from time to time by all persons who become holders of record of MSLO common stock during the period following the record date for the MSLO special meeting and prior to the election deadline. In returning such an election form, MSLO stockholders must include the stock certificates to which the election form relates (or an appropriate customary guarantee of delivery of such certificates). MSLO stockholders making an election should not forward their stock certificates to the exchange agent prior to sending in their election form and should not return their stock certificates with the enclosed proxy.

Any MSLO stockholder who wishes to exercise appraisal rights should not make an election and should not surrender their stock certificates to the exchange agent. Submitting an election form constitutes a waiver of such stockholder’s appraisal rights. MSLO stockholders who desire to exercise appraisal rights should review carefully Section 262 of the DGCL and are urged to consult a legal advisor before electing or attempting to exercise these appraisal rights. See “Appraisal Rights―Appraisal Rights of MSLO Stockholders.”

MSLO Stockholders Not Making an Election

MSLO stockholders who do not make a cash election or a stock election, whose election forms are not received by the exchange agent by the election deadline, or whose election forms are improperly completed or not signed will be deemed not to have made an election (and such shares we refer to as “no election shares”). MSLO stockholders not making (including those deemed not to have made) an election in respect of some or all of their MSLO shares will be treated as if they made either a cash election or a stock election, subject to proration as set forth in the merger agreement, with respect to the MSLO shares for which no election has been made. See “Description of the Merger Agreement—MSLO Merger Consideration for MSLO Stockholders.”

As soon as reasonably practicable after the effective time of the mergers, the exchange agent will mail to each non-electing holder of record and beneficial owner of shares that immediately prior to the effective time of the mergers represented outstanding shares of MSLO common stock a letter of transmittal and instructions for effecting the surrender of the applicable certificates or book-entry shares in exchange for the shares of Holdings common stock or cash (to the extent such certificates have not already been surrendered by a MSLO stockholder making an election). Upon surrender of such certificate or book-entry share to the exchange agent for cancelation, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the exchange agent, the holder of such certificate or book-entry share will be entitled to receive in exchange therefor that number of whole shares of Holdings common stock and/or cash, as applicable, that such holder has the right to receive pursuant to the merger agreement, and the certificate or book-entry shares so surrendered will be canceled. You should not send in your share certificates for exchange until you receive the letter of transmittal and instructions from the exchange agent (unless you are a MSLO stockholder who has included your stock certificates with your election form).

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Appraisal Rights

Under Section 262 of the DGCL, MSLO stockholders will have the right to obtain an appraisal of the value of their shares of MSLO common stock in connection with the mergers. To perfect appraisal rights, a MSLO stockholder must not vote for the adoption of the merger agreement, must continue to hold their shares of common stock through the effective time of the mergers and must strictly comply with all of the procedures required under Delaware law, including submitting a written demand for appraisal to MSLO prior to the special meeting. Failure to strictly comply with Section 262 of the DGCL by a MSLO stockholder may result in termination or waiver of that stockholder’s appraisal rights. Because of the complexity of Delaware law relating to appraisal rights, if any MSLO stockholder is considering exercising his, her or its appraisal rights, Sequential and MSLO encourage such MSLO stockholder to seek the advice of his, her or its own legal counsel. A summary of the requirements under Delaware law to exercise appraisal rights is included in this document in the section titled “Appraisal Rights”, and the text of Section 262 of the DGCL as in effect with respect to this transaction is included as Annex E to this document.

Certain Forecasts of MSLO

Financial Projections

MSLO does not as a matter of course publicly disclose detailed financial forecasts or projections as to future revenue, earnings or other results due to, among other reasons, the difficulty of predicting economic and market conditions and MSLO’s results. However, at the direction of the Special Committee, MSLO management prepared certain unaudited financial forecasts and projections for MSLO on a stand-alone basis, without giving effect to the mergers and as if the mergers had not been contemplated by MSLO, to assist the Special Committee in its evaluation of the Sequential transaction and MSLO’s strategic alternatives.

MSLO is electing to provide certain unaudited financial forecasts and projections in this section of the combined statement/prospectus to provide the stockholders of MSLO and Sequential access to certain non-public unaudited prospective financial information that was made available to the MSLO Board of Directors, the Special Committee, the Special Committee’s financial advisor, and, in some cases, to Sequential and its affiliates, for purposes of considering and evaluating the mergers. The unaudited financial forecasts and projections were not prepared with a view toward public disclosure and the inclusion of this information should not be regarded as an indication that MSLO, the MSLO Board of Directors, the Special Committee or the Special Committee’s financial advisor or Sequential, or any other recipient of this information, considered, or now considers, such financial projections or forecasts to be a reliable prediction of actual future results or to support or fail to support your decision whether to vote for or against the MSLO merger proposal. None of MSLO, Sequential, Holdings or their respective affiliates has made or makes any representation to any stockholder regarding the accuracy of the information included in these financial projections or forecasts.

These unaudited financial projections and forecasts are based upon a variety of estimates and numerous assumptions made by MSLO’s management with respect to, among other matters, industry performance and competition, general business, economic, market and financial conditions and future events, as well as matters specific to MSLO’s business, many of which are difficult to predict, are subject to significant economic and competitive uncertainties, and are beyond MSLO’s control. The unaudited financial projections and forecasts were, in general, prepared solely for internal use and reflect subjective judgment in many respects and thus are susceptible to periodic revisions based on actual experience and business developments. As such, the unaudited financial projections and forecasts constitute forward-looking information and are subject to the risks and uncertainties described under “Cautionary Statement Regarding Forward-Looking Information.” See also “Where You Can Find More Information” and “Risk Factors.” In addition, since the financial projections and forecasts cover multiple years, such information by its nature becomes less reliable with each successive year. As a result, there can be no assurance that the estimates and assumptions made in preparing the unaudited financial projections and forecasts will prove accurate, that the projected results will be realized or that actual results will not be significantly higher or lower than projected results. The forecasts and projections also reflect assumptions as of the time of their preparation as to certain business decisions that are subject to change. Such forecasts cannot, therefore, be considered a guarantee of future operating results, and this information should not be relied on as such.

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The unaudited financial projections and forecasts were not prepared with a view toward public disclosure, soliciting proxies or complying with generally accepted accounting principles, the published guidelines of the SEC regarding financial projections and forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections and forecasts.

Neither Ernst & Young, MSLO’s independent registered public accounting firm, nor any other independent registered public accounting firm has examined, compiled or performed any procedures with respect to the accompanying financial projections and forecasts. Ernst & Young does not express an opinion or any other form of assurance with respect thereto.

The unaudited financial projections and forecasts were prepared based on MSLO as a stand-alone company. Such forecasts do not take into account the mergers, including the impact of negotiating or executing the transaction, the expenses that may be incurred in connection with consummating the mergers, the potential synergies that may be achieved by the combined company as a result of the mergers, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers.

Fiscal Year 2015 Plans and Budgets

In connection with MSLO’s routine planning procedures, management develops internal financial plans and budgets for the upcoming fiscal year. Such plans and budgets were shared with the MSLO Board of Directors, including members of the Special Committee, and the Special Committee’s financial advisor, summaries of which are provided below.

Baseline Budget

On December 2, 2014, management presented to the MSLO Board of Directors a preliminary budget for FY 2015 entitled the “2015 First Look Baseline Budget” (the “Baseline Budget”). The Baseline Budget was provided to the Special Committee and the Special Committee’s financial advisor, in addition to the MSLO Board of Directors. The following presents in summary form the financial projections for FY 2015 in the Baseline Budget.

FY 2015
($ Millions, Except per Share)
Revenue	$94.0
Expenses	$(77.8)
MSLO EBITDA	$16.2
Net Income	$11.5
Diluted Income / (Loss) per Share	$0.20

As used herein “MSLO EBITDA” means MSLO’s consolidated income before interest income or expense, taxes, depreciation and amortization, adjusted for impairment, non-cash compensation expenses, restructuring charges, special project fees and other income less expense.

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As of the date of the Baseline Budget, MSLO only had the benefit of 10 months of actual 2014 financial results. In addition, having just recently consummated the partnership with Meredith Corporation, management had limited information with which to project the 2015 contribution of the publishing segment. In the merchandising segment, management anticipated that contractual increases in guaranteed minimum royalties and gains in new business would be offset by declines in revenue from retailers without guaranteed minimum royalties and the expiration of certain partnerships.

January Budget

On January 23, 2015, management presented to the Finance Committee of the MSLO Board of Directors (the “Finance Committee”) a revised budget for FY 2015 entitled “2015 Budget – Finance Committee Meeting” (the “January Budget”). The January Budget was provided to the Special Committee and the Special Committee’s financial advisor, in addition to the MSLO Board of Directors. The following presents in summary form the financial projections for FY 2015 in the January Budget.

FY 2015
($ Millions, Except per Share)
Revenue	$92.1
Expenses	$(74.0)
MSLO EBITDA	$18.1

Net Income	$13.2
Diluted Income / (Loss) per Share	$0.23

The January Budget was updated to include preliminary unaudited results for FY 2014 and presented a more conservative view on 2015 revenue than reflected in the Baseline Budget, due to lower projected advertising revenue for Martha Stewart Weddings, and broadcasting revenue, offset in part by a higher Martha Stewart Living editorial licensing fee and greater revenue for books. On the cost side, expenses were lower in all segments versus the Baseline Budget except for corporate expenses. The net result was a lower revenue figure but higher MSLO EBITDA.

March Budget

After reviewing the Baseline Budget, MSLO’s Finance Committee challenged MSLO’s management to increase the MSLO FY 2015 EBITDA to approximately $20 million, and on March 31, 2015, management presented to the MSLO Board of Directors a revised budget for FY 2015 entitled “2015 Budget – Finance Committee Meeting” (the “March Budget”). The March Budget was provided to the Special Committee and the Special Committee’s financial advisor, in addition to the MSLO Board of Directors. The following presents in summary form the financial projections for FY 2015 in the March Budget.

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FY 2015
($ Millions, Except per Share)
Revenue	$88.6
Expenses	$(68.8)
MSLO EBITDA	$19.9

Net Income	$14.0
Diluted Income / (Loss) per Share	$0.24

The primary variances from the January Budget included a decrease in estimated digital advertising revenue and a decrease in print editorial licensing fees revenue, but lower expenses in all segments. These changes led management to forecast FY 2015 MSLO EBITDA of $19.9 million, higher than the January Budget forecast of $18.1 million. The March Budget was the FY 2015 budget officially approved by the MSLO Board of Directors.

April Forecast

On April 30, 2015, management presented to the MSLO Board of Directors with a forecast for FY 2015 entitled “Outlook for the Remainder of 2015 – April Forecast” (the “April Forecast”), a customary internal quarterly update tracking actual performance against the current fiscal year budget and showing revised projections for the fiscal year. The April Forecast was provided to the Special Committee and the Special Committee’s financial advisor, in addition to the MSLO Board of Directors. The following presents in summary form the financial projections for FY 2015 in the April Forecast.

FY 2015
($ Millions, Except per Share)
Revenue	$84.9
Expenses	$(68.5)
MSLO EBITDA	$16.4

Net Income	$9.3
Diluted Income / (Loss) per Share	$0.16

The April Forecast projected less revenue in all areas of the publishing segment than projected in the March Budget. However, publishing expenses were projected to decline only slightly. All other revenue and expense categories remained relatively constant compared to the numbers reflected in the March Budget.

Long Term Forecasts

May 2015 Projections

MSLO management prepared certain projections for MSLO as of May 2015, based solely on current information and MSLO’s management’s then current outlook for the business (including certain planned business development initiatives), in order to facilitate (i) the Special Committee’s review of MSLO’s strategic alternatives and (ii) Sequential’s due diligence in connection with Sequential’s evaluation of a transaction with MSLO.

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2015 Operating Model

On May 2, 2015, at the request of Sequential, MSLO’s management provided Sequential with a full operating model for 2015 (the “2015 Operating Model”). Overall, the 2015 Operating Model assumed better performance in ad sales for both digital and Martha Stewart Wedding versus the April Budget. At the request of Sequential, MSLO’s management excluded the annual non-cash JCP income of $6.7 million from MSLO’s revenue and Cash EBITDA, as depicted in the table below.

FY 2015
($ Millions, Except per Share)
Revenue (excl. non-cash JCP)	$81.5
Expenses	$(68.7)
Cash EBITDA (excl. non-cash JCP)	$12.8

Merchandising Segment Forecast

On May 20, 2015, at the request of Sequential, MSLO’s management provided Sequential with a three year (2015-2017) revenue projection with respect to MSLO’s merchandising segment (the “3-Year Merch Forecast”). This forecast delineated the sources of revenue by merchandising partner as well as revenue that was expected to be derived from new business partnerships, again excluding JCP non-cash revenue from Cash EBITDA over the term of the JCP license, which expires in early 2017.

Five Year Projections

On May 26, 2015, an updated full five year operating model (FY 2015 – FY 2019) was shared with Moelis and the Special Committee at the request of the Special Committee (the “May 26 Projections”). The following presents in summary form the financial projections set forth therein.

	FISCAL YEAR
	($ Millions, Except per Share)
	2015	2016	2017	2018	2019
Revenue (excl. non-cash JCP)	$81.1	$89.7	$100.5	$95.2	$98.7
Expenses	$(69.3)	$(69.8)	$(71.8)	$(73.3)	$(74.9)
Cash EBITDA(excl. non-cash JCP)	$11.8	$19.8	$28.7	$21.9	$23.8

Net Income	$10.8	$20.9	$26.0	$15.3	$16.6
Diluted Income / (Loss) per Share	$0.19	$0.36	$0.46	$0.27	$0.29

The consolidated 2015 EBITDA reflected in the May 26 Projections was approximately $1 million less than the corresponding number in the 2015 Operating Model, due to a combination of lower merchandising revenue as well higher modeled corporate costs. Merchandising revenue for 2016 and 2017 in this model was largely similar to the merchandising revenue projections in the 3-Year Merch Forecast. However, merchandising revenue for the years 2018-2019 did not include high expectations for growth for merchandising segment sales outside of the United States and, due to the expiration of the JC Penney contract in 2018, 2018-2019 includes no revenue from JC Penney, either cash or non-cash.

Revised Five Year Projections

On May 29, 2015, MSLO’s management sent a revised set of five year projections to Moelis, based solely on information available at that time. The following presents in summary form the financial projections set forth therein, again excluding JCP non-cash revenue from Cash EBITDA over the term of the JCP license, which expires in early 2017. Moelis based its analyses described above under “—Opinion of the Special Committee’s Financial Advisor” on these projections.

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			FISCAL YEAR
			($ Millions, Except per Share)
	2015		Second Half 2015	2016	2017	2018	2019
Revenue (excl. non-cash JCP)	$81.1		$48.6	$89.8	$100.7	$101.0	$106.8
Expenses	$(69.3)		$35.0	$(69.8)	$(71.9)	$(72.4)	$(75.2)
Cash EBITDA(excl. non-cash JCP)	$11.8		$13.5	$20.0	$28.8	$28.6	$31.5

Net Income	$10.8	$	N/A	$21.0	$26.0	$22.0	$24.3
Diluted Income / (Loss) per Share	$0.19	$	N/A	$0.37	$0.46	$0.38	$0.43

These projections were substantively similar to the May 26 Projections for the period 2015-2017. However in the years 2018-2019, MSLO’s management incorporated expectations of more significant growth from foreign merchandising partnerships. This modification was based on input from the MSLO Board of Directors, merchandising team, and ongoing discussions with a potential global distribution partner. Thus, MSLO EBITDA in the final two years was higher than those modeled in the May 26 Projections. These projections did not include projections for Net Income or Diluted Income/(Loss) per Share for the second half of 2015.

In addition, MSLO’s management provided additional estimated inputs to Moelis in order for Moelis to calculate estimated free cash flow. The following presents such additional estimated inputs, as well as the calculated free cash flow:

	FISCAL YEAR
	($ Millions, Except per Share)
	Second Half 2015	2016	2017	2018	2019
D&A	$(1.0)	$(2.1)	$(2.4)	$(2.6)	$(2.8)
EBIT	$12.5	$17.9	$26.5	$26.0	$28.7
Taxes @ 40%	$--	$--	$--	$--	$(4.5)
D&A	$1.0	$2.1	$2.4	$2.6	$2.8
Change in Net Working Capital	$(13.9)	$(0.4)	$(0.4)	$(0.0)	$(0.2)
CapEx	$(0.6)	$(1.5)	$(2.0)	$(2.5)	$(3.0)
Free Cash Flow	$(0.9)	$18.2	$26.4	$26.1	$23.8

Moelis then calculated a terminal year free cash flow by using 2019 estimated (i) Cash EBITDA (excl. non-cash JCP), (ii) CapEx, (iii) D&A, (iv) changes in Net Working Capital, together with estimated taxes of $11.4 million, reflecting the projected exhaustion of MSLO’s NOLs. These assumptions resulted in a terminal year free cash flow of $16.9 million.

Readers of this combined statement/prospectus are cautioned not to rely on the unaudited financial forecasts and projections set forth above. No representation or warranty is or has been made to stockholders by MSLO, Sequential and Holdings or any person regarding the information included in the unaudited financial forecasts and projections described herein or the ultimate performance of MSLO, Sequential or Holdings compared to the information included in the above unaudited financial forecasts and projections. The inclusion of unaudited financial forecasts and projections in this combined statement/prospectus should not be regarded as an indication that such unaudited financial forecasts and projections will be necessarily predictive of actual future events nor construed as financial guidance, and they should not be relied on as such.

MSLO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED FINANCIAL FORECASTS AND PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED FINANCIAL FORECASTS AND PROJECTIONS ARE NO LONGER APPROPRIATE.

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Assuming a quorum is present, approval of the MSLO merger proposal requires the affirmative “FOR” vote of both (1) holders of at least a majority in combined voting power of the outstanding MSLO Class A common stock and MSLO Class B common stock and (2) holders of at least 50% in voting power of the outstanding MSLO Class A common stock not owned, directly or indirectly, by Martha Stewart and her affiliates. Martha Stewart and her affiliates own 100% of the outstanding MSLO Class B common stock.

If you are a MSLO stockholder and fail to vote or fail to instruct your broker or nominee to vote, or mark your proxy or voting instructions to abstain, it will have the effect of a vote against the MSLO merger proposal.

IF YOU ARE A MSLO STOCKHOLDER, THE MSLO BOARD
RECOMMENDS THAT YOU VOTE “FOR” MSLO PROPOSAL 1.

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MSLO PROPOSAL 2: POSSIBLE ADJOURNMENT TO
SOLICIT ADDITIONAL PROXIES, IF NECESSARY OR ADVISABLE

The MSLO special meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary or advisable, to obtain additional proxies if there are not sufficient votes to approve the MSLO merger proposal. The MSLO Board of Directors does not intend to propose adjournment of the special meeting if there are sufficient votes to approve the MSLO merger proposal.

We are asking you to authorize the holder of any proxy solicited by the MSLO Board of Directors to vote in favor of any adjournment of its special meeting, if necessary or advisable, to solicit additional proxies if there are not sufficient votes to approve the MSLO merger proposal at the MSLO special meeting.

Approval of the MSLO adjournment proposal requires the affirmative “FOR” vote of the holders of a majority of the combined voting power of MSLO Class A common stock and Class B common stock present in person or represented by proxy at the MSLO special meeting and entitled to vote thereon, regardless of whether a quorum is present.

If you are a MSLO stockholder and fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the MSLO adjournment proposal. If you are a MSLO stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote against the MSLO adjournment proposal.

IF YOU ARE A MSLO STOCKHOLDER, THE MSLO BOARD
RECOMMENDS THAT YOU VOTE “FOR” MSLO PROPOSAL 2.

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MSLO PROPOSAL 3: ADVISORY (NONBINDING) VOTE ON COMPENSATION

Under Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, MSLO is required to submit a proposal to its stockholders for a nonbinding, advisory vote to approve certain compensation that may become payable to its named executive officers in connection with the completion of the mergers.

If you are a MSLO stockholder, the MSLO compensation proposal gives you the opportunity to vote, on a nonbinding, advisory basis, on the compensation that may be paid or become payable to MSLO’s named executive officers in connection with the mergers. The compensation relating to the MSLO compensation proposal is summarized in the table in the section titled “MSLO Proposal 1: The Adoption of the Merger Agreement—Interests of Certain Persons in the Mergers—Quantification of Potential Payments to MSLO’s Named Executive Officers in Connection with the Mergers”, including the footnotes to the table. The MSLO Board of Directors encourages you to review carefully the named executive officer merger-related compensation information with respect to MSLO’s named executive officers disclosed in this combined statement/prospectus.

The MSLO Board of Directors recommends that MSLO stockholders approve the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Martha Stewart Living Omnimedia, Inc. in connection with the mergers, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the combined statement/prospectus entitled MSLO Proposal 1: The Adoption of the Merger Agreement—Interests of Certain Persons in the Mergers—Quantification of Potential Payments to MSLO’s Named Executive Officers in Connection with the Mergers” including the associated narrative discussion, and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on the MSLO compensation proposal is a vote separate and apart from the vote on the MSLO merger proposal. Accordingly, a MSLO stockholder may vote to approve the MSLO merger proposal and vote not to approve the MSLO compensation proposal, and vice versa. Because the vote on the MSLO compensation proposal is advisory only, the outcome of such vote will not be binding on Sequential, MSLO or Holdings. Accordingly, if the merger agreement is approved by the MSLO stockholders and the mergers are completed, the compensation with respect to the named executive officers of MSLO will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the vote on this proposal.

Assuming a quorum is present, approval of the MSLO compensation proposal requires the affirmative “FOR” vote of the holders of a majority of the combined voting power of MSLO Class A common stock and MSLO Class B common stock present in person or represented by proxy at the MSLO special meeting and entitled to vote thereon.

If you are a MSLO stockholder and fail to vote or fail to instruct your broker or nominee to vote, it will have no effect on the MSLO compensation proposal, assuming a quorum is present. If you are a MSLO stockholder and you mark your proxy or voting instructions to abstain, it will have the effect of a vote against the MSLO compensation proposal.

IF YOU ARE A MSLO STOCKHOLDER, THE MSLO BOARD
RECOMMENDS THAT YOU VOTE “FOR” MSLO PROPOSAL 3.

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SEQUENTIAL INFORMATION STATEMENT REGARDING THE ADOPTION OF THE MERGER AGREEMENT AND RELATED MATTERS

Sequential’s Reasons for the Mergers; Approval of the Sequential Board of Directors

At its meeting on June 21, 2015, the Sequential Board of Directors unanimously adopted the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the Sequential merger, are advisable and in the best interests of Sequential and its stockholders. In evaluating the merger agreement, the Sequential Board of Directors consulted with and received the advice of Sequential’s management and its legal and financial advisors. In reaching its decision, the Sequential Board of Directors considered a number of factors, including, but not limited to, the following factors which the Sequential Board of Directors viewed as generally supporting its decision to adopt and enter into the merger agreement and recommendation that Sequential stockholders adopt the merger agreement.

Strategic Considerations

The Sequential Board of Directors considered that the combination will likely provide a number of significant strategic opportunities, including the following:

•	adds the valuable Martha Stewart and Emeril Lagasse brands to Sequential’s portfolio which will fit well within Sequential’s existing licensing platform and brand management model;

•	with a significant increase in scale and expansion in breadth of product offering, the combined company will have a greater opportunity to enhance and deepen relationships with licensees, including by adding a new Home vertical to Sequential in addition to the existing Active, Lifestyle and Fashion verticals;

•	will provide Sequential with the ability to enhance relationships with key existing Sequential retail partners and provide for distribution in new retailers for Sequential (in particular, Home Depot, PetSmart and Staples);

•	adds the experience, knowledge and expertise of Martha Stewart to Sequential’s board of directors and other lines of business;

•	with the potential to achieve substantial synergies and improve management and deployment policies, the combined company will have greater potential to achieve further earnings growth and generate substantial cash flow than either Sequential or MSLO could on a standalone basis.

Other Factors Considered by the Sequential Board of Directors

In addition to considering the strategic factors described above, the Sequential Board of Directors considered the following additional factors, all of which it viewed as supporting its decision to adopt the merger agreement:

•	its knowledge of Sequential’s business, operations, financial condition, earnings and prospects and of MSLO’s business, operations, financial condition, earnings and prospects, taking into account the results of Sequential’s due diligence review of MSLO;

•	the current and prospective business climate in the industry in which Sequential and MSLO operate;

•	the projected financial results of MSLO as a standalone company and the fit of the transaction with Sequential’s previously established strategic goals;

•	the fact that all of Sequential’s directors and executive officers will continue in the current roles with combined company, and Martha Stewart will join the Holdings board and management team;

•	the opinion of Consensus, dated June 22, 2015, to the Sequential Board of Directors to the effect that, as of that date, and based upon and subject to the assumptions made, procedures followed, factors considered and qualifications and limitations on the review undertaken set forth in such opinion, the MSLO merger consideration, taking into account the Sequential merger, was fair, from a financial point of view, to Sequential, as more fully described below under the section titled “—Opinion of Sequential’s Financial Advisor;”

•	the terms and conditions of the merger agreement, including the strong commitments by both Sequential and MSLO to complete the combination;

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•	the fact that the merger agreement provides for a floating exchange ratio with respect to the stock portion of the consideration and that no adjustment will be made in the merger consideration to be received by MSLO stockholders in the mergers as a result of possible increases in the trading price of Sequential’s common stock following the announcement of the mergers; and

•	the anticipated customer and stakeholder reaction to the combination.

The Sequential Board of Directors weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the combination, including:

•	the challenges inherent in the mergers and integration of two businesses of Sequential and MSLO given their differing business models, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time;

•	the challenges of developing and executing a successful strategy and business plan for the combined company, including in particular with respect to MSLO’s publishing and media businesses, which comprise line of business in which Sequential does not have previous experience;

•	the risk that Martha Stewart may become unable to continue performing her duties to the combined company;

•	concerns regarding MSLO’s ability to extend their key licensing arrangements beyond current terms or on terms less favorable to the combined company;

•	the difficulties of combining the businesses and workforces of Sequential and MSLO based on, among other things, differences in the cultures of the two companies;

•	MSLO’s right to solicit alternative proposals and, subject to certain conditions, to negotiate with respect to certain alternative proposals made prior to the time MSLO stockholders adopt the merger agreement and MSLO’s right, subject to MSLO’s paying Sequential a termination fee, to terminate the merger agreement to enter into a binding agreement providing for a superior proposal;

•	the restrictions in the merger agreement on the conduct of Sequential’s and MSLO’s businesses during the period between execution of the merger agreement and the consummation of the mergers;

•	the risk that MSLO stockholders may object to and challenge the mergers and take actions that may prevent or delay the consummation of the combination, including to vote down the proposals at the MSLO special meeting;

•	the risk that the pendency of the mergers for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on Sequential or the combined company;

•	the potential for diversion of management and employee attention during the period prior to completion of the mergers, and the potential negative effects on Sequential’s and the combined company’s businesses;

•	the risk that, despite the efforts of Sequential and MSLO prior to the consummation of the combination, the combined company may lose key personnel;

•	the risk of not capturing all the anticipated cost savings and synergies between Sequential and MSLO and the risk that other anticipated benefits might not be realized;

•	the possibility that the combined company might not achieve its projected financial results;

•	the risks related to potential lawsuits that were likely to be filed in connection with the proposed transaction;

•	the potential that the floating exchange ratio under the merger agreement could result in Sequential delivering a greater number of Holdings shares to MSLO stockholders than had been anticipated by Sequential should the value of the shares of Sequential common stock decrease from the date of the execution of the merger agreement;

•	the risk that, upon consummation of the combination, the counterparties under certain material contracts may be able to exercise certain “change of control” rights; and

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•	the risks of the type and nature described under “Risk Factors” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

The foregoing discussion of the factors considered by the Sequential Board of Directors is not intended to be exhaustive, but rather includes the principal factors considered by the Sequential Board of Directors. In view of the wide variety of factors considered in connection with its evaluation of the combination and the complexity of these matters, the Sequential Board of Directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to adopt the merger agreement. In addition, individual members of the Sequential Board of Directors may have given differing weights to different factors. The Sequential Board of Directors conducted an overall review of the factors described above, including thorough discussions with Sequential’s management and outside legal and financial advisors.

The explanation of the reasoning of the Sequential Board of Directors and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Sequential’s Financial Advisor

Consensus rendered its opinion to the Sequential Board of Directors that, as of June 22, 2015, and based upon and subject to the factors and assumptions set forth therein, and taking into account the Sequential merger and MSLO merger, the MSLO merger consideration to be paid by Sequential pursuant to the merger agreement was fair from a financial point of view to Sequential.

The full text of the written opinion of Consensus, dated June 22, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B and is incorporated by reference in its entirety into this combined statement/prospectus. Consensus provided its opinion for the information and assistance of the Sequential Board of Directors (in its capacity as such) in connection with its evaluation of the consideration paid pursuant to the merger agreement, the MSLO merger consideration, and did not address any other aspects or implications of the mergers. The opinion did not constitute a recommendation to the Sequential Board of Directors, to any holder of Sequential’s common stock, or to any other person in respect of the mergers. Consensus’s opinion did not address the relative merits of the mergers as compared to other business or financial strategies that may have been available to Sequential, nor did it address the underlying business decision of Sequential to engage in the mergers. Consensus assumes no responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events, including any fluctuations in the trading price of Sequential’s common stock, occurring after the date of its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Consensus, among other things:

•	reviewed the merger agreement;
•	reviewed MSLO’s publicly filed annual report on Form 10-K for the fiscal year ended December 31, 2014, as amended, and the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2015;
•	reviewed certain internal financial analyses and forecasts for MSLO, including certain projected cost savings and operating synergies to result from the mergers, in each case as prepared by Sequential’s management and approved for Consensus’ use by Sequential (referred to as the “Projections”);
•	held discussions with members of management of Sequential;
•	reviewed certain financial, stock market and other publicly available information relating to the business of other companies, the securities of which are publicly traded and that it deemed relevant;
•	reviewed the financial terms of certain recent business transactions that it deemed relevant;

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•	reviewed Sequential’s publicly filed annual report on Form 10-K for the fiscal year ended December 31, 2014 and the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2015;
•	reviewed the reported price and trading activity for Sequential’s common stock;
•	reviewed the reported price and trading activity for MSLO’s common stock;
•	reviewed the report prepared for Sequential by EisnerAmper, dated June 4, 2015; and
•	reviewed other information as deemed appropriate.

For purposes of rendering its opinion, Consensus, with Sequential’s consent, relied upon and assumed the accuracy and completeness of all the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by, Consensus and assumed such accuracy and completeness for purposes of rendering its opinion, without assuming any responsibility or liability for independent verification thereof. Consensus further relied upon the assurances of management of Sequential that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections provided to and examined by Consensus, Consensus noted that projecting future results of any company is inherently subject to uncertainty. Consensus was informed by Sequential, however, and Consensus assumed, that such Projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Sequential. Consensus assumed no responsibility for and expressed no opinion as to any such financial forecasts or the assumptions on which they were made. In addition, Consensus did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Sequential, Holdings, MSLO or any of their respective subsidiaries, and it was not furnished with any such evaluation or appraisal. Consensus assumed, upon advice of Sequential, that all governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained within the constraints contemplated in the merger agreement and without any adverse effect on (or incremental expense to) Sequential, Holdings, MSLO or on the expected benefits of the mergers in any way meaningful to Consensus’s analysis, and that the mergers will be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof, the effect of which would be in any way meaningful to its analysis.

Consensus’s opinion did not address the underlying business decision of Sequential to engage in the mergers, or the relative merits of the mergers as compared to any strategic alternatives that may have been available to Sequential. Consensus did not express any opinion as to any tax or other consequences that might result from the mergers, nor did its opinion address any legal, regulatory or accounting matters, as to which Consensus understood that Sequential obtained such advice as it deemed necessary from qualified professionals. Consensus’s opinion addressed only the fairness from a financial point of view to Sequential, as of June 22, 2015, of the MSLO merger consideration to be paid by Sequential pursuant to the merger agreement. Consensus did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or mergers or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the mergers, including, the fairness of the mergers to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Sequential, Holdings or MSLO; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Sequential, Holdings or MSLO, or any class of such persons in connection with the mergers, whether relative to the MSLO merger consideration to be paid by Sequential pursuant to the merger agreement or otherwise. Consensus did not express any opinion as to the prices at which shares of Sequential’s or Holdings’s common stock will trade at any time or as to the impact of the mergers on the solvency or viability of Sequential, Holdings or MSLO or the ability of Sequential, Holdings or MSLO to pay their respective obligations when they come due.

Consensus’s opinion was necessarily based on information available to it and economic, monetary, market and other conditions as in effect on, and the information made available to Consensus as of, June 21, 2015, and Consensus assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events, including any fluctuations in the trading price of Sequential’s common stock, occurring after the date of its opinion. Consensus’s advisory services and its opinion were provided for the information and assistance of the Sequential Board of Directors in its capacity as such in connection with its consideration of the mergers and its opinion did not constitute a recommendation as to how the Sequential Board of Directors or any holder of shares of Sequential’s common stock should act with respect to the mergers or any other matter. Consensus’s opinion was approved by a fairness opinion review committee of Consensus.

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The following is a summary of the material financial analyses that Consensus provided to the Sequential Board of Directors on June 21, 2015 and subsequently confirmed by its written opinion dated June 22, 2015. The following summary, however, does not purport to be a complete description of the financial analyses performed by Consensus, nor does the order of analyses described represent relative importance or weight given to those analyses by Consensus. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Consensus’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 17, 2015, the last trading day before public announcement of information related to the mergers, and is not necessarily indicative of current or future market conditions.

Analysis of MSLO merger consideration

Consensus conducted an analysis of the MSLO merger consideration to be paid to holders of MSLO common stock and options pursuant to the merger agreement. Such consideration is equal to $367.8 million or the equivalent of $6.15 per share of common stock (as calculated using the methodology for calculating the value of Holdings common stock described below), in a combination of $183.9 million worth of common stock of Holdings, based on the Sequential trading price and $183.9 million in cash, to be paid by Sequential pursuant to the merger agreement.

Analysis of MSLO’s Financial Value

Selected Companies Analysis

In order to calculate an implied value of MSLO, Consensus calculated the median Total Enterprise Value (referred to as “TEV”) as a multiple of earnings before interest, taxes, depreciation and amortization (referred to as “EBITDA,” and such multiple, the “EBITDA Multiple”) and the median TEV as a multiple of revenue (referred to as the “Revenue Multiple”) on a last twelve month (referred to as “LTM”) and next twelve month (referred to as “NTM”) basis for the following selected public companies in the brand management industry:

•	Cherokee Inc.
•	Iconix Brand Group, Inc.
•	Sequential Brands Group, Inc.
•	Xcel Brands, Inc.

The companies included were chosen because they are publicly traded companies in the brand management industry with operations that, for purposes of analysis, may be considered similar to certain aspects of MSLO’s financial profile, size, operating profile and end market exposure. Financial information for these comparable companies used to calculate the EBITDA Multiple and Revenue Multiple was obtained from S&P Capital IQ. The multiples as of June 17, 2015, the last trading day prior to publication of rumors of a potential merger, were as follows:

		REVENUE MULTIPLES
		LTM			NTM
Company
•	Cherokee Inc.	6.9	x		6.4	x
•	Iconix Brand Group, Inc.	7.2	x		5.5	x
•	Sequential Brands Group, Inc.	14.7	x	[1]	8.4	x
•	Xcel Brands, Inc.	6.8	x		4.4	x
	MEDIAN	6.9	x		6.0	x

		EBITDA MULTIPLES
		LTM			NTM
Company
•	Cherokee Inc.	13.9	x		12.8	x
•	Iconix Brand Group, Inc.	14.3	x		10.2	x
•	Sequential Brands Group, Inc.	29.0	x	[1]	13.3	x
•	Xcel Brands, Inc.	42.4	x	[1]	10.4	x
	MEDIAN	14.1	x		11.6	x

1 Outliers were not included in calculation of median.

The EBITDA Multiple and Revenue Multiple of the comparable companies were applied to MSLO’s pro forma EBITDA and pro forma revenue, respectively, to obtain an implied value per fully diluted share of MSLO common stock. The pro forma EBITDA and pro forma revenue of MSLO used in this analysis were based on data provided by Sequential’s management. After applying the EBITDA Multiple to MSLO’s pro forma EBITDA and applying the Revenue Multiple to MSLO’s pro forma revenue, in each case on a LTM and NTM basis, an implied value per fully diluted share of MSLO common stock was calculated on a LTM basis and NTM basis after applying an assumed control premium of 22.34%, which was based on reviewing a range of consumer products and media related public company acquisitions over the past six years. An estimated fully diluted share count of 59.8 million was used to calculate the implied value per fully diluted share.

The results of this analysis are summarized as follows:

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LTM and NTM Revenue Multiples

	(dollar amounts in millions except per share)
MSLO Pro Forma LTM Revenue	$48.0
Observed Median Public Companies Trailing Revenue Multiple	6.9	x
Implied Value Per Fully Diluted Share	$7.34

	(dollar amounts in millions except per share)
MSLO Pro Forma NTM Revenue	$46.7
Observed Median Public Companies Forward Revenue Multiple	6.0	x
Implied Value Per Fully Diluted Share	$6.27

LTM and NTM EBITDA Multiples (dollar amounts in millions)

	(dollar amounts in millions except per share)
MSLO Pro Forma LTM EBITDA	$27.4
Observed Median Public Companies Trailing EBITDA Multiple	14.1	x
Implied Value Per Fully Diluted Share	$8.47

	(dollar amounts in millions except per share)
MSLO Pro Forma NTM EBITDA	$26.6
Observed Median Public Companies Forward EBITDA Multiple	11.6	x
Implied Value Per Fully Diluted Share	$6.87

Selected Precedent Transaction Analysis

Consensus researched certain market transactions to identify multiples paid for consumer brand licensing companies. Nearly all of these transactions contained material features that made them incomparable to the mergers or involved the acquisition of privately held entities, and therefore limited public data necessary to perform a comparable transactions analysis was available with respect to such transactions. Consensus identified one relevant transaction for which the necessary data was available, which was Sequential’s acquisition of Brand Matter, LLC in March 2013. While acknowledging its relevance to the Sequential Board of Directors, Consensus determined not to include this transaction in its valuation analysis because a single transaction is not typically a reliable indicator of a market and because Sequential was the acquiror in the identified transaction.

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Discounted Cash Flow Analysis

Consensus performed a discounted cash flow analysis on MSLO to determine a range of illustrative present enterprise values of MSLO. Forecasted financial information used in this analysis was based on Projections provided by management, which are set forth below, and the Gordon Growth Model was used to estimate the terminal value of cash flows following the period covered by the Projections. In performing this analysis, Consensus utilized a discount rate of 11.67%, which reflects its judgment of the estimated weighted average cost of capital of MSLO. A sensitivity analysis was then performed to analyze the effect of changes in the assumed terminal growth rate and the discount rate which resulted in a range of enterprise values of $289.4 million (or $4.84 per share of common stock of MSLO) to $428.8 million (or $7.17 per share of common stock of MSLO) for MSLO.

Discounted Cash Flow Analysis: Post-Restructuring ($ in millions)

	2015P	2016P	2017P	2018P	2019P	2020P	Terminal Year
Revenue (ex-J.C. Penney stock)	$45.7	$47.7	$51.5	$53.5	$62.5	$73.8	$73.8
Operating Expenses (adj. to include Guaranteed Founder's Agmt.)	41.2	23.9	26.1	27.9	30.4	32.4	32.4
Adjusted EBITDA	4.4	23.8	25.4	25.6	32.1	41.4	41.4
Interest Expense	8.6	8.6	8.6	8.6	8.6	8.6	8.6
Pre-Tax Income	(4.2)	15.2	16.8	17.0	23.5	32.8	32.8
Cash Taxes (net of NOLs)	0.0	0.0	0.0	0.0	0.0	0.0	12.5
After-Tax Income	(4.2)	15.2	16.8	17.0	23.5	32.8	20.3
Plus: After-Tax Interest Expense	8.6	8.6	8.6	8.6	8.6	8.6	5.3
Less: Change in Net Working Capital & Capital Expenditures	(0.4)	(0.5)	(0.2)	(0.1)	(0.6)	(0.8)	(0.2)

Free Cash Flow	4.0	23.2	25.1	25.5	31.5	40.6	25.4

Partial Year Adjustment	58%
Partial Year Cash Flow	2.3

These Projections were prepared by Sequential’s management for use by Consensus and Consensus expresses no opinion with respect to such synergies, projections and data or the assumptions upon which they are based.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Consensus’s opinion. In arriving at its fairness determination, Consensus considered the results of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Consensus made its determination as to fairness on the basis of its experience and professional judgment after considering the results of its analyses.

Consensus prepared these analyses for purposes of providing its opinion to the Sequential Board of Directors (in its capacity as such) as to the fairness from a financial point of view of the MSLO merger consideration to be paid by Sequential to holders of MSLO common stock and options pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Sequential, MSLO, Holdings, Consensus or any other person assumes responsibility if future results are materially different from those forecast.

The MSLO merger consideration was determined through arm’s-length negotiations between Sequential and MSLO and was approved by both the Sequential Board of Directors and the MSLO Board of Directors. Consensus provided advice to the Sequential Board of Directors (in its capacity as such) during these negotiations. Consensus did not, however, recommend any specific amount of consideration to Sequential or the Sequential Board of Directors or that any specific amount of consideration constituted the only appropriate consideration for the mergers.

As described above, Consensus’s opinion to the Sequential Board of Directors (in its capacity as such) was one of many factors taken into consideration by the Sequential Board of Directors in making its determination to approve the merger agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Consensus in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Consensus attached as Annex B, which is incorporated by reference in its entirety into this combined statement/prospectus.

During the two-year period prior to the date of Consensus’s opinion, Consensus has been previously engaged by, and received compensation of $150,000 from, Sequential to provide an opinion as to fairness of the acquisition of Galaxy Brand Holdings, Inc. by Sequential. During the two year period prior to the date of Consensus’s opinion, no material relationship existed between Consensus, on the one hand, and MSLO, on the other hand, nor did Consensus enter into an engagement letter with MSLO pursuant to which any fee was paid or payable to Consensus. Consensus may in the future seek to provide financial advisory and financing services to Sequential, Holdings, MSLO or entities that are affiliated with Sequential, Holdings or MSLO, or any of their respective affiliates, for which Consensus may receive customary compensation. Consensus and its affiliates and employees may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Sequential, Holdings, MSLO and any of their respective affiliates and third parties for the accounts of Consensus and its affiliates and employees and their customers.

The Sequential Board of Directors engaged Consensus to act as a financial advisor to provide a fairness opinion based on its extensive experience with consumer-facing and branded businesses and general reputation. Consensus is an investment banking and financial advisory firm focusing on the retail and consumer products industries with offices in Boston, New York and London and has broad experience advising retail and consumer products companies undergoing significant transformations to their business models.

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Pursuant to a letter agreement dated June 17, 2015, Sequential engaged Consensus to act as the financial advisor for the Sequential Board of Directors (in its capacity as such) to provide an opinion as to the fairness, from a financial point of view, to Sequential of the consideration to be paid in connection with the mergers. The Sequential Board of Directors relied upon such opinion as one of the many factors the Sequential Board of Directors considered in determining that the merger agreement and the transactions contemplated thereby, including the Sequential merger, are advisable and in the best interests of Sequential and its stockholders. As specified in the letter agreement between Consensus and Sequential relating to the delivery of Consensus’ opinion, Consensus was engaged solely by Sequential to serve as financial advisor to the Sequential Board of Directors. In accordance with such letter agreement, it was intended that Consensus’ opinion not create any fiduciary duty on the part of Consensus with respect to any party. Under such circumstances, Consensus believes that its letter agreement with Sequential does not create any contractual or other relationship with Sequential’s stockholders. Consensus would likely assert the "no privity" and "no third party reliance" defenses, in addition to any other defenses which may be available, to stockholder claims that might be brought against it under applicable state law in connection with the merger agreement and the transactions contemplated thereby, including the Sequential merger. The availability of such defenses to Consensus and the question of whether such defenses are available under these circumstances would be resolved by a court of competent jurisdiction. In any event, the resolution of whether such defense is available to Consensus would have no effect on (i) the rights and responsibilities of the Sequential Board of Directors under applicable state law or (ii) the rights and responsibilities of either Consensus, Sequential or the Sequential Board of Directors under federal securities law. Pursuant to the terms of this letter agreement, Sequential agreed to pay Consensus $300,000 in connection with delivery of its opinion, no portion of which is contingent upon consummation of the mergers. In addition, Sequential has agreed to reimburse Consensus for its expenses, including attorneys’ fees and disbursements, and to indemnify Consensus and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of Certain Persons in the Mergers

Sequential stockholders should be aware that the executive officers and directors of Sequential have certain interests, including financial interests, in the transactions that may be different from, or in addition to, the interests of Sequential stockholders generally. The Sequential Board of Directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby. For the purposes of the plans and agreements described below, to the extent applicable, the completion of the mergers will constitute a change of control, change in control or term of similar meaning.

Impact of the Mergers on Sequential Directors and Officers

The merger will not be a “change in control” for purposes of Sequential equity awards or any named executive officer’s employment agreement. The impact of the Mergers on Sequential Directors and Officers includes the following:

Continuing Services as Director for Holdings Board

The Holdings board after the mergers will include each of the directors from the current Sequential Board of Directors. The Sequential Board of Directors presently consists of seven directors, including Sequential’s Chief Executive Officer. It is currently expected that the compensation to be paid to outside directors of Holdings will be substantially similar to the compensation paid to Sequential directors immediately prior to the effective time of the mergers.

Stock Options and Other Stock-Based Awards

Under the Sequential stock incentive plan, the mergers will not constitute a “change in control” and will not result in any accelerated vesting. However, as described above, Sequential stock options, restricted stock units and restricted stock awards will be converted from rights to acquire Sequential common stock to rights to acquire Holdings common stock with the same basic vesting and other terms and conditions (and, for awards that vest based on performance goal achievement, the goals will be appropriately adjusted to reflect the mergers). For a discussion of the conversion of the awards, see “—Treatment of Sequential Stock Options and Other Sequential Equity-Based Awards.”

158

Continuing Employment with Sequential

Upon completion of the mergers, the officers of Sequential immediately before the mergers will be the officers of Holdings. It is currently expected that the executive officers of Sequential will continue their employment with Holdings following the effective time of the mergers on substantially similar terms and conditions as those terms and conditions applicable immediately prior to the mergers.

Indemnification and Insurance

After the effective time of the mergers, Holdings has agreed to indemnify, hold harmless and advance expenses to (provided the person to whom expenses are advances provides an undertaking to repay the advance if it is ultimately determined that such person is not entitled to indemnification), each present and former director and officer of MSLO and Sequential and of their respective subsidiaries against any costs, expenses, losses or liabilities arising out of matters existing or occurring at or prior to the effective time of the mergers, including the transactions contemplated by the merger agreement.

Exchange of Shares

After the effective time of the mergers, there will be no further registration of transfers of shares of Sequential common stock. From and after the effective time of the mergers, each holder of a certificate representing shares of Sequential common stock outstanding immediately prior to the effective time of the mergers will no longer have any rights with respect to such shares, except for the right to receive the merger consideration or as otherwise provided in the merger agreement or by applicable laws. Each share of Sequential common stock owned by Sequential at the time of the mergers will be canceled without any payment of merger consideration. At the effective time of the Sequential merger, each outstanding share of Sequential common stock (other than shares held by Sequential in treasury, which will be cancelled and cease to exist) will be converted into the right to receive one share of Holdings common stock (without the requirement for the surrender of any certificate previously representing any shares of Sequential common stock or issuance of new certificates representing Holdings common stock).

Sequential stockholders are not required to take any action to receive the sequential merger consideration. At the effective time, each share of Sequential common stock will automatically be converted into a share of Holdings common stock and any certificates representing shares of Sequential common stock shall be cancelled and may be returned to Sequential’s transfer agent, Computershare.

Each of Holdings and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law.

Treatment of Sequential Stock Options and Other Sequential Equity-Based Awards

Each outstanding option to acquire shares of Sequential common stock (which we refer to as a “Sequential Stock Option”), whether vested or unvested, that is outstanding immediately prior to the effective time of the mergers shall be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time of the mergers (a) that number of shares of Holdings common stock, rounded down to the nearest whole share, equal to the product determined by multiplying (x) the total number of shares of Sequential common stock subject to such Sequential Stock Option immediately prior to the effective time by (y) the Sequential exchange ratio, (b) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (x) the exercise price per share of Sequential common stock at which such Sequential Stock Option was exercisable immediately prior to the effective time by (y) the Sequential exchange ratio.

Each award of restricted stock units corresponding to shares of Sequential common stock (which we refer to as a “Sequential RSU Award”), whether vested or unvested, that is outstanding immediately prior to the effective time of the mergers shall be converted into a Holdings restricted stock unit award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with respect to a number of shares of Holdings common stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential common stock subject to such Sequential RSU Award immediately prior to the effective time by the Sequential exchange ratio.

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Each unvested award of restricted Sequential common stock (which we refer to as a “Sequential Restricted Stock Award”) that is outstanding immediately prior to the effective time of the mergers shall be converted into a Holdings restricted stock award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the effective time, with respect to a number of shares of Holdings common stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential common stock subject to such Sequential Restricted Stock Award by the Sequential exchange ratio.

WE ARE NOT ASKING SEQUENTIAL STOCKHOLDERS FOR A PROXY AND SEQUENTIAL STOCKHOLDERS ARE REQUESTED NOT TO SEND US A PROXY.

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UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information, referred to as the pro forma financial information, present the combination of the historical consolidated financial information of Sequential and MSLO, adjusted to give effect to the mergers. For a summary of the mergers, see the section titled “The Mergers.”

The unaudited pro forma condensed combined balance sheet, referred to as the pro forma balance sheet, combines the unaudited historical condensed consolidated balance sheet of Sequential as of June 30, 2015, the unaudited historical condensed balance sheet of Joe’s Jeans Licensing as of May 31, 2015 and the unaudited historical condensed consolidated balance sheet of MSLO as of June 30, 2015, giving effect to the mergers, the With You acquisition and the Joe’s Jeans Licensing acquisition as if they had each been consummated on June 30, 2015.

The unaudited pro forma condensed combined statement of operations for the twelve months ended December 31, 2014 gives effect to the mergers as if they had been consummated on January 1, 2014, the beginning of Sequential’s most recently completed fiscal year. Sequential’s audited consolidated statement of operations for the twelve months ended December 31, 2014 has been combined with Galaxy Brand Holdings, Inc.’s audited consolidated statement of operations for the period ended August 15, 2014, With You’s audited combined statement of operations for the twelve months ended December 31, 2014, Joe’s Jeans Licensing’s audited combined statement of operations for the twelve months ended November 30, 2014 and MSLO’s audited consolidated statement of operations for the twelve months ended December 31, 2014. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015 gives effect to the mergers as if they had been consummated on January 1, 2014, the beginning of Sequential’s most recently completed fiscal year. Sequential’s unaudited consolidated statement of operations for the six months ended June 30, 2015 has been combined with With You’s unaudited combined statement of operations for the six months ended June 30, 2015, Joe’s Jeans Licensing’s unaudited combined statement of operations for the six months ended May 31, 2015 and MSLO’s unaudited consolidated statement of operations for the six months ended June 30, 2015. The unaudited pro forma combined statement of operations for the twelve months ended December 31, 2014 and the unaudited pro forma combined statement of operations for the six months ended June 30, 2015 are collectively referred to as the pro forma statements of operations.

The historical combined financial information of Sequential, With You, Joe’s Jeans Licensing and MSLO has been adjusted in the pro forma financial information to give effect to pro forma events that are (1) directly attributable to the mergers, the With You acquisition and the Joe’s Jeans Licensing acquisition, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the combined results. However, the pro forma financial information presented herein does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the mergers or the costs to combine the operations of Sequential and MSLO or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

As a result, the actual results reported by the combined company in periods following the mergers may differ significantly from that reflected in these pro forma financial statements. The pro forma financial information should be read in conjunction with the accompanying notes to the pro forma financial information. In addition, the pro forma financial information were based on and should be read in conjunction with the following historical financial information and accompanying notes of Sequential, With You, Joe’s Jeans Licensing and MSLO for the applicable periods, which are incorporated by reference in this combined statement/prospectus:

•	Historical financial information of Sequential as of and for the year ended December 31, 2014 and the related notes included in Sequential’s Annual Report on Form 10-K for the year ended December 31, 2014;

•	Historical financial information of With You as of and for the year ended December 31, 2014 and the related notes included as an exhibit to Sequential’s Current Report on Form 8-K/A, filed June 24, 2015;

•	Historical financial information of Joe’s Jeans Licensing as of and for the year ended November 30, 2014 and the related notes included as an exhibit to Sequential’s Current Report on Form 8-K/A, filed September 28, 2015;

•	Historical financial information of MSLO as of and for the year ended December 31, 2014 and the related notes included in MSLO’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2014;

•	Historical financial information of Sequential as of and for the six months ended June 30, 2015 and the related notes included in Sequential’s Quarterly Report on Form 10-Q for the period ended June 30, 2015; and

•	Historical financial information of MSLO as of and for the six months ended June 30, 2015 and the related notes included in MSLO’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

The pro forma financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the mergers and the With You acquisition been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company.

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The pro forma financial information has been prepared using the acquisition method of accounting under existing U.S. GAAP standards, which are subject to change and interpretation. Sequential has been treated as the acquirer in the mergers, the With You acquisition and the Joe’s Jeans Licensing acquisition for accounting purposes, and the historical financial statements of Sequential will become the historical financial statements of Holdings. See “The Mergers—Accounting Treatment.” The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Sequential intends to complete the valuations and other studies upon completion of the mergers and will finalize the purchase price allocation as soon as practicable within the measurement period in accordance with ASC 805, but in no event later than one year following the effective time of the mergers. The assets and liabilities of MSLO have been measured based on various preliminary estimates using assumptions that Sequential believes are reasonable based on information that is currently available.

Under the HSR Act and other relevant laws and regulations, before the closing of the mergers, there are significant limitations regarding the information MSLO and Sequential can share. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing pro forma financial statements prepared in accordance with the rules and regulations of the SEC. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying pro forma financial information and the combined company’s future results of operations and financial position.

Upon completion of the mergers, Sequential will perform a detailed review of MSLO’s accounting policies. As a result of that review, Sequential may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial information of the combined company. At this time, Sequential is not aware of any significant accounting policy differences.

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UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2015

(in thousands, except share and per share data)

	Sequential Brands Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Joe's Jeans Licensing	Pro Forma Adjustments
	6/30/15 Historical	6/30/15 Historical	5/31/15 Historical	(a)		(b)	(c)		(d)		Other Adjustments		Pro Forma Condensed Combined
Assets
Current Assets:
Cash and cash equivalents	$25,309	$3,955	$-	$(3,955)		$-	$(172,727)		$(67,000)		$256,229	(f)(g)(i)	$41,811
Short-term investments	-	45,255	-	(45,255)		-	33,489		-		-		33,489
Accounts receivable, net	21,367	13,779	124	(13,779)		(124)	13,779		-		-		35,146
Loan receivable from Officer	-	-	-	-		-	-		-		-		-
Deferred tax assets	427	-	19	-		(19)	-		-		-		427
Prepaid expenses and other current assets	3,112	1,918	-	(1,918)		-	1,918		-		-		5,030
Current assets held for disposition from discontinued operations of wholesale business	132	-	-	-		-	-		-		-		132
Total current assets	50,347	64,907	143	(64,907)		(143)	(123,541)		(67,000)		256,229		116,035

Property and equipment, net	2,274	4,310	-	(4,310)		-	4,310		-		-		6,584
Intangible assets, net	487,690	34,700	24,000	(34,700)		(24,000)	295,746		67,000		-		850,436
Goodwill	199,707	-	3,836	-		(3,836)	137,921		27,647		-		365,275
Deferred tax assets	-	-	-	-		-	-		-		-		-
Other assets	8,400	987	-	(987)		-	987		-		2,539	(f)(h)	11,926
Total assets	$748,418	$104,904	$27,979	$(104,904)		$(27,979)	$315,423		$27,647		$258,768		$1,350,256

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$8,947	$10,016	$-	$(10,016)		$-	$15,834	(k)	$582	(l)	$-		$25,363
Accrued payroll and related costs	-	2,570	-	(2,570)		-	2,570		-		-		2,570
Deferred license revenue	116	15,274	-	(15,274)	(m)	-	-		-		-		116
Long-term debt, current portion	16,000	-	-	-		-	-		-		4,000	(f)	20,000
Current liabilities held for disposition from discontinued operations of wholesale business	44	-	-	-		-	-		-		-		44
Total current liabilities	25,107	27,860	-	(27,860)		-	18,404		582		4,000		48,093

Long-Term Liabilities:
Long-term debt	279,500	-	-	-		-	-		-		266,984	(f)(g)	546,484
Other deferred revenue	-	7,039	-	(7,039)		-	1,365	(m)	-		-		1,365
Deferred tax liability	104,667	4,326	9,156	(4,326)		(9,156)	118,298		26,800		-		249,765
Other long-term liabilities	1,467	2,073	-	(2,073)		-	7,470	(k)	265	(l)	-		9,202
Long-term liabilities held for disposition from discontinued operations of wholesale business	700	-	-	-		-	-		-		-		700
Total long-term liabilities	386,334	13,438	9,156	(13,438)		(9,156)	127,133		27,065		266,984		807,516
Total liabilities	411,441	41,298	9,156	(41,298)		(9,156)	145,537		27,647		270,984		855,609

Stockholders' Equity:
Preferred stock	-	-	-	-		-	-		-		-		-
Common stock	40	575	-	(575)		-	12	(e)	-		1	(g)	53
Additional paid-in capital	301,680	345,265	-	(345,265)		-	169,874	(e)	-		9,015	(g)(j)	480,569
Accumulated other comprehensive loss	(125)	(31)	-	31		-	-		-		-		(125)
(Accumulated deficit) / retained earnings	(35,842)	(281,428)	18,823	281,428		(18,823)	-		-		(23,712)	(h)(i)	(59,554)
Treasury stock, at cost	(2,480)	(775)	-	775		-	-		-		2,480	(j)	-
Total Sequential Brands Group, Inc. and Subsidiaries stockholders’ equity	263,273	63,606	18,823	(63,606)		(18,823)	169,886		-		(12,216)		420,943
Noncontrolling interest	73,704	-	-	-		-	-		-		-		73,704
Total equity	336,977	63,606	18,823	(63,606)		(18,823)	169,886		-		(12,216)		494,647
Total liabilities and stockholders’ equity	$748,418	$104,904	$27,979	$(104,904)		$(27,979)	$315,423		$27,647		$258,768		$1,350,256

163

(a) Elimination of MSLO historical balance sheet.

(b) Elimination of Joe’s Jeans Licensing historical balance sheet.

(c) Represents preliminary purchase price allocation of the acquisition of MSLO. The finalization of Holdings’s acquisition accounting assessment may result in changes to the valuation of assets acquired, particularly in regards to indefinite and finite-lived intangible assets, which could be material.

(d) Represents preliminary purchase price allocation of the acquisition of Joe’s Jeans Licensing. The finalization of the Holdings’s acquisition accounting assessment may result in changes to the valuation of assets acquired, particularly in regards to indefinite and finite-lived intangible assets, which could be material.

(e) Represents the preliminary purchase price consideration in connection with the acquisition of MSLO based on 12,248,472 shares times $13.87 which was the stock closing price on October 12, 2015.

(f) Represents the incremental increase in debt as a result of the MSLO and Joe’s Jeans Licensing acquisitions. After the acquisitions, Holdings will have debt of approximately $551.9 million and will make quarterly payments of $5.0 million for the debt. Holdings will pay a 1% initiation fee on the $365.9 million portion of the loan. The interest rate at the onset of the loans is LIBOR +3.75% on $186.0 million and LIBOR + 8.00% on $365.9 million as part of the amended loan agreement plus capitalized loan initiation fees and legal costs of approximately $3.9 million. The entry for this transaction is as follows (in thousands): Dr. Cash $254,353, Dr. Other Assets $3,899, Cr. Long-term debt, current portion, $4,000, Cr. Long-term debt $254,252. Also represents the incremental debt borrowing to pay time vested restricted stock and stock options and performance based restricted stock and stock options which will be paid in the form of cash to certain employees upon the consummation of the mergers. Holdings will pay a 1% initiation fee on the $11.7 million. The interest rate at the onset of the loan is LIBOR + 8.00%. The entry for this transaction is as follows (in thousands): Dr. Cash $14,086, Dr. Other Assets $142, Cr. Long-term Debt $14,228.

(g) As part of the amended loan agreement with GSO Capital Partners, LP, GSO Capital Partners, LP will purchase $10.0 million of Sequential common stock at a price of $13.50/share which results in the issuance of 740,740 shares of Holdings common stock. The fair value of the Sequential common stock on September 11, 2015 was $15.52/share, which was the date the shares were issued to GSO Capital Partners, LP. The difference in value is recorded as a discount to long-term debt and a corresponding increase to additional paid-in capital. The entry for this transaction is as follows (in thousands): Dr. Cash $10,000, Dr. Long-term Debt $1,496, Cr. Common Stock $1, Cr. APIC $11,495.

(h) Represents the addition of deferred financing costs for the new loan agreements less the extinguishment of existing deferred financing costs due to exceeding the 10% threshold test for modification vs. extinguishment testing. Holdings will incur approximately $3.9 million of new deferred financings costs related to loan initiation fees as described in note (f) above and $0.2 million for legal and other costs. As Holdings’s second lien term loan has significantly increased, Holdings will write-off approximately $1.5 million of existing deferred financing costs. The entry for the write-off is as follows (in thousands): Dr. Accumulated Deficit $1,502, Cr. Other Assets $1,502.

(i) Includes approximately $22.2 million of acquisition costs for legal, financing, accounting and other costs to fund the MSLO and Joe’s Jeans Licensing acquisitions. Of the $22.2 million of acquisition costs, $12.5 million relate to costs incurred by MSLO which will be paid at closing. The entry for this transaction is as follows (in thousands): Dr. Accumulated Deficit $22,210, Cr. Cash $22,210.

(j) Represents the retirement of Sequential’s treasury stock as part of the mergers. The entry for this transaction is as follows (in thousands): Dr. APIC $2,480. Cr. Treasury Stock $2,480.

(k) As part of the mergers, Holdings is required to make $15.0 million in guaranteed payments to Martha Stewart. $3.0 million will be paid upon the effective time of the mergers, with $3.0 million payable on each of the next four anniversary dates of the effective time of the mergers. Holdings has recorded the liability at present value. Also includes $10,016 of accounts payable and accrued expenses as noted in the preliminary purchase price allocation on page 168.

(l) As part of the Joe’s Jeans Licensing acquisition, Holdings is required to make $0.9 million in guaranteed payments to Joe Dahan. $0.3 million will be paid at the close of the Joe’s Jeans Licensing acquisition, with $0.3 million payable on each of the next two anniversary dates of the closing of the Joe’s Jeans Licensing acquisition. Holdings has recorded the liability at present value.

(m) The majority of the deferred revenue balance relates to an arrangement between MSLO and J.C. Penney Corporation, Inc. (“J.C. Penney”). On December 6, 2011, MSLO and J.C. Penney entered into a 10 year agreement (the “Commercial Agreement”) whereby MSLO designs Martha Stewart branded products for J.C. Penney to sell in various product categories. Under the Commercial Agreement, J.C. Penney pays design fees to MSLO, as well as royalties based on the sales of these products. There are minimum annual guaranteed royalty payments due to MSLO, as stipulated in the Commercial Agreement, over the 10 year term. At the same time, J.C. Penney purchased 11 million restricted and unregistered MSLO Class A common stock and one share of MSLO’s Series A Preferred Stock, par value $0.01 per share (the “MSLO Series A Preferred Stock”).

On October 21, 2013, MSLO and J.C. Penney entered into an amendment (the “Amendment”) to the Commercial Agreement. The Amendment reduced the term and product categories of the Commercial Agreement and provided for the return of the 11,000,000 shares of MSLO’s Class A common stock held by J.C. Penney (the “Returned Shares”) and the one share of MSLO Series A Preferred Stock, held by J.C. Penney. Upon surrender by J.C. Penney of the Returned Shares and the MSLO Series A Preferred Stock, MSLO retired the Returned Shares and the one share of MSLO Series A Preferred Stock, held by J.C. Penney. MSLO concluded that the Commercial Agreement and the Amendment should be considered one overall arrangement since MSLO had not substantially completed its performance obligations pursuant to the original arrangement. As such, MSLO determined it should treat the consideration consistently with the recognition of the initial arrangement; the additional consideration should be recognized as revenue on a ratable basis over the remaining service period.

Accordingly, MSLO accounted for the modification at the fair value of the Returned Shares, at approximately $24.9 million based upon the closing price of the shares on October 21, 2013. In connection with this non-cash transaction, MSLO recorded charges to accumulated deficit and Class A Common Stock of approximately $24.8 million and $0.1 million, respectively. Offsetting these charges was deferred revenue of approximately $24.9 million of which $13.5 million remained at June 30, 2015. The deferred revenue is being recognized by Holdings on a straight-line basis as royalty revenue over the amended term ending on June 30, 2017.

At June 30, 2015, MSLO’s deferred revenue balance amounted to $22.9 million including the above.  The remaining $8.8 million of the $22.9 million relates to deferred revenue associated with various business partnerships.  The key consideration of Holdings in determining how much future revenue it will be entitled to recognize is whether or not there exists a continuing performance obligation after the consummation of the mergers.  Holdings believes that there is not a continuing performance obligation for almost all of this revenue and as such Holdings will continue to classify approximately $1.4 million of MSLO’s deferred revenue upon the consummation of the acquisition which reflects the anticipated cost plus a reasonable margin to fulfill $2.1 million of deferred revenue recorded at June 30, 2015 relating to an MSLO book license.

164

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

(in thousands, except share and per share data)

	Sequential Brands Group, Inc.	Galaxy Brand Holdings, Inc.	With You , Inc. and Corny Dog , Inc.	Martha Stewart Living Omnimedia , Inc.	Joe's Jeans Licensing	Pro Forma Adjustments
	12/31/ 14 Historical	8/15/ 14 Historical	12/31/ 14 Historical	12/31/ 14 Historical	11/30/ 14 Historical	(a)		(b)		Other Adjustments		Pro Forma Condensed Combined

Net revenue	$41,837	$18,780	$17,226	$141,916	$1,039	$-		$-		$-		$220,798

Operating expenses	29,806	31,690	18,222	149,748	141	(21,572	)(a)	(6,750	)(b)	298	(d)	201,583

Income (loss) from operations	12,031	(12,910)	(996)	(7,832)	898	21,572		6,750		(298)		19,215

Other income (expense)	5	-	-	(435)	-	-		-		-		(430)

Interest expense	9,746	929	-	-	-	(929	)(a)	-		30,701	(e)	40,447

Income (loss) before income taxes	2,290	(13,839)	(996)	(8,267)	898	22,501		6,750		(30,999)		(21,662)

Provision (benefit) for income taxes	2,936	(2,858)	-	(3,209)	343	9,000	(c)	2,700	(c)	(12,782	)(c)	(3,870)

Income (loss) from continuing operations	(646)	(10,981)	(996)	(5,058)	555	13,501		4,050		(18,217)		(17,792)

Net income attributable to noncontrolling interest	(422)	-	-	-	-	-		-		(4,274	)(f)	(4,696)

Net income (loss) attributable to Sequential Brands Group, Inc. and Subsidiaries	$(1,068)	$(10,981)	$(996)	$(5,058)	$555	$13,501		$4,050		$(22,491)		$(22,488)

Basic (loss) per share:
Attributable to Sequential Brands Group, Inc. and Subsidiaries	$(0.04)											$(0.43)

Basic weighted average common shares outstanding	29,964,604	-	-	-	-	1,375,010	(h)	-		20,748,622	(g)	52,088,236

Diluted (loss) per share:
Attributable to Sequential Brands Group, Inc. and Subsidiaries	$(0.04)											$(0.43)

Diluted weighted average common shares outstanding	29,964,604	-	-	-	-	1,375,010	(h)	-		20,748,622	(g)	52,088,236

(a) Represents the elimination of Galaxy Brand Holdings, Inc. severance costs, deal costs, contract amendment fees and interest expense as not related to go forward business. The adjustment of $21,572 represents the elimination of Galaxy Brand Holdings, Inc. severance costs ($11,500), deal costs ($2,802) and contract amendment fees ($7,270) that were recorded by Galaxy Brand Holdings, Inc. in their August 15, 2014 closing financial statements. Contract amendments negotiated by Galaxy Brand Holdings, Inc. were designed to establish the contracts as arm’s length arrangements at then current market rates. The amendment fees incurred by Galaxy facilitated the re-negotiation of these contracts and in each case, Sequential would not have entered into contracts with the licensees or vendors at the rates that Galaxy entered into and as such, these contract amendment fees would not have been incurred by Sequential or the Issuer in its continuing operations. The effects of these amendments are factually supportable and directly attributable to the transaction. Per paragraph 3230.4 of the Securities and Exchange Commission’s Division of Corporation Finance Financial Reporting Manual, material nonrecurring charges of credits and related tax effects which result directly from a transaction and which will be included in the income of the registrant within the 12 months following a transaction are not included in pro forma income statements.

(b) Effect of termination of significant With You, Inc. and Corny Dog, Inc. management and commission agreements.

(c) Reflects the recognition of income taxes on the pro forma adjustments and the With You, Inc. and Corny Dog, Inc. and Joe’s Jeans Licensing historical results using an effective tax rate of 40%. The actual effective tax rate of the combined company could differ.

(d) To record amortization expense related to a favorable lease acquired as part of the Galaxy Brand Holdings, Inc. acquisition, customer agreements acquired as part of the Galaxy Brand Holdings, Inc. and With You, Inc. and Corny Dog, Inc. acquisitions.

(e) Adjustment to Interest Expense as if the loans entered into as part of the acquisitions had been in effect beginning on January 1, 2014. The interest rate at the onset of the loans is LIBOR +3.75% on $186.0 million and LIBOR + 8.00% on $377.7 million as part of the amended loan agreement and amortization of debt discount of the Sequential common stock purchased by GSO Capital Partners, LP as part of the amended loan agreement related to the Joe’s Jeans Licensing acquisition.

(f) Represents the non-controlling interest which is calculated as revenue for With You, LLC less operating expenses and other corporate allocations as defined in the acquisition agreement related to the With You, Inc. and Corny Dog, Inc. acquisitions.

(g) Represents 12,374,990 shares of Sequential common stock issued in connection with the Galaxy Brand Holdings, Inc. acquisition less 4,712,667 shares of Sequential common stock that were reflected in Sequential’s December 31, 2014 basic and diluted weighted average shares, 97,087 shares of Sequential common stock issued in connection with the With You, Inc. and Corny Dog, Inc. acquisitions, the estimated 12,248,472 shares of Holdings common stock to be issued upon consummation of the mergers and 740,740 shares of Sequential common stock being purchased by GSO Capital Partners, LP as part of the amended loan agreement related to the Joe’s Jeans Licensing acquisition.

(h) Represents 1,375,010 holdback shares of Sequential common stock from the Galaxy Brand Holdings, Inc. acquisition that will be released in February 2016. Sequential concluded that the performance condition for the holdback amount would have been satisfied by December 31, 2014 had the Galaxy acquisition occurred on January 1, 2014 and therefore the inclusion of 1,375,010 held back shares is appropriate. The shares in question were held back as security for any payment obligations of Galaxy’s stockholders pursuant to the merger agreement related to the Galaxy acquisition, whether in connection with any indemnification obligation or otherwise. Effective following the closing date of the Galaxy acquisition, each of Galaxy’s stockholders is required to defend, indemnify and hold harmless Sequential and its affiliates, officers, directors, employees, agents, successors and assigns from and against losses arising out of or resulting from (1) any breach of any representation or warranty of Galaxy contained in the merger agreement related to the Galaxy acquisition, (2) any breach of any covenant or agreement in the merger agreement related to the Galaxy acquisition or any document delivered in connection therewith, and (3) related to the failure of Galaxy to deliver consents to the merger agreement related to the Galaxy acquisition from the requisite number of stockholders. From the closing of the Galaxy acquisition through December 31, 2014, no indemnity claims against were brought against Galaxy, and, to Sequential’s and the Issuer’s knowledge, there were no breaches of any covenant or agreement. Furthermore, Galaxy timely delivered sufficient stockholder consents as required by the merger agreement related to the Galaxy acquisition. As such, the performance condition would have been satisfied if the reporting date was the end of the performance period and therefore the shares would have been released to Galaxy’s stockholders as of January 1, 2014 and are therefore included in the Issuer’s basic and diluted shares.

165

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2015

(in thousands, except share and per share data)

	Sequential Brands Group, Inc.	With You, Inc. and Corny Dog, Inc.	Martha Stewart Living Omnimedia, Inc.	Joe's Jeans Licensing
	6/30/15 Historical	4/8/15 Historical	6/30/15 Historical	5/31/15 Historical	Pro Forma Adjustments				Pro Forma Condensed Combined

Net revenue	$33,852	$4,466	$35,296	$393	$-		$-		$74,007

Operating expenses	20,601	2,817	40,097	34	(1,743	)(a)	32	(c)	61,838

Income (loss) from operations	13,251	1,649	(4,801)	359	1,743		(32)		12,169

Other income	700	-	57	-	-		-		757

Interest expense	10,952	-	-	-	-		8,929	(d)	19,881

Income (loss) before income taxes	2,999	1,649	(4,744)	359	1,743		(8,961)		(6,955)

Provision (benefit) for income taxes	888	-	575	137	697	(b)	(3,584	)(b)	(1,287)

Income (loss) from continuing operations	2,111	1,649	(5,319)	222	1,046		(5,377)		(5,668)

Net income attributable to noncontrolling interest	(1,994)	-	-	-	-		(1,128	)(e)	(3,122)

Net income (loss) attributable to Sequential Brands Group, Inc. and Subsidiaries	$117	$1,649	$(5,319)	$222	$1,046		$(6,505)		$(8,790)

Basic earnings (loss) per share:
Attributable to Sequential Brands Group, Inc. and Subsidiaries	$0.00								$(0.16)

Basic weighted average common shares outstanding	39,181,904	-	-	-	14,461,309	(f)	-		53,643,213

Diluted earnings (loss) per share:
Attributable to Sequential Brands Group, Inc. and Subsidiaries	$0.00								$(0.16)

Diluted weighted average common shares outstanding	41,373,880	-	-	-	13,086,309	(f)	(816,976	)(g)	53,643,213

(a) Effect of termination of significant With You, Inc. and Corny Dog, Inc. management and commission agreements.

(b) Reflects the recognition of income taxes on the pro forma adjustments, the With You, Inc. and Corny Dog, Inc. and Joe’s Jeans Licensing historical results using an effective tax tax rate of 40%. The actual effective tax rate of the combined company could differ.

(c) To record amortization expense related to the customer agreements acquired as part of the With You, Inc. and Corny Dog, Inc. acquisition.

(d) Adjustment to Interest Expense as if the loans entered into as part of the acquisitions had been in effect beginning on January 1, 2014. The interest rate at the onset of the loans is LIBOR +3.75% on $186.0 million and LIBOR + 8.00% on $377.7 million as part of the amended loan agreement and amortization of debt discount of the common stock purchased by GSO Capital Partners, LP as part of the amended loan agreement related to the Joe’s Jeans Licensing acquisition.

(e) Represents the non-controlling interest which is calculated as revenue for With You, LLC less operating expenses and other corporate allocations as defined in the acquisition agreement related to the With You, Inc. and Corny Dog, Inc. acquisitions.

(f) Represents the weighted average change had the 97,087 shares of Sequential common stock issued in connection with the With You, Inc. and Corny Dog, Inc. acquisition, the estimated 12,248,472 shares of Holdings common stock to be issued upon the consummation of the mergers and 740,740 shares of Sequential common stock being purchased by GSO Capital Partners, LP as part of the amended loan agreement related to the Joe’s Jeans Licensing acquisition been reflected as of January 1, 2014.

(g) Represents an adjustment to diluted weighted average common shares outstanding as the pro forma condensed combined financial statements resulted in a net loss for the quarter.

166

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	The unaudited pro forma condensed combined financial statements presented for With You are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined balance sheet as of June 30, 2015, gives effect to the preliminary purchase price allocation of approximately $123.4 million, based upon payment of cash of $119.3 million, $2.8 million for guaranteed contractual payments and approximately $1.3 million of equity utilizing the closing stock price of $13.34 on April 8, 2015. Please refer to the Preliminary Purchase Price Allocation table below for the preliminary allocation of the purchase price. In addition, transaction costs of $2.5 million representing legal, accounting and other costs incurred during the transaction are included in accumulated deficit.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014, gives effect to amortization of the value assigned to the acquired licensing contracts, incremental interest expense related to the incremental financing required and non-controlling interest to With You. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015, gives effect to amortization of the value assigned to the acquired licensing contracts, incremental interest expense related to the incremental financing required and non-controlling interest to With You.

Preliminary Purchase Price Allocation With You, Inc. and Corny Dog, Inc.

Cash paid	$119,250
Guaranteed contractual payments	2,822
Fair value of common stock issued (97,087 shares)	1,295
Total consideration paid by Sequential	$123,367

Allocated to:
Goodwill	$29,921
Trademarks	184,475
Deferred tax assets - current	427
Customer agreements	506
Deferred tax assets - long-term	854
Deferred tax liabilities	(27,722)
Non-controlling interest	(65,094)
$123,367

167

2.

The unaudited pro forma condensed combined financial statements presented for MSLO are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined balance sheet as of June 30, 2015, gives effect to the preliminary purchase price allocation of approximately $359.9 million, based upon payment of cash of $176.7 million, $13.3 million for guaranteed contractual payments and approximately $169.9 million of equity utilizing the closing stock price of 13.87 on October 12, 2015. Please refer to the Preliminary Purchase Price Allocation table below for the preliminary allocation of the purchase price. In addition, transaction costs of $20.2 million representing legal, accounting and other costs incurred during the transaction are included in accumulated deficit.

The unaudited pro forma condensed combined statement of operations for the year and six months ended December 31, 2014 and June 30, 2015, respectively, gives effect to amortization of the value assigned to the acquired licensing contracts and incremental interest expense related to the incremental financing required. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015, gives effect to amortization of the value assigned to the acquired licensing contracts and incremental interest expense related to the incremental financing required.

Preliminary Purchase Price Allocation Martha Stewart Living Omnimedia

Cash paid	$176,682
Guaranteed contractual payments	13,288
Fair value of common stock issued (12,248,472 shares)	169,886
Total consideration paid	$359,856

Allocated to:
Cash	$3,955
Short-term investments	33,489
Accounts receivable	13,779
Prepaid expenses and other current assets	1,918
Property and equipment	4,310
Other non-current assets	987
Goodwill	137,921
Trademarks	295,746
Accounts payable and accrued expenses	(10,016)
Accrued payroll and related costs	(2,570)
Other deferred revenue	(1,365)
Deferred tax liability	(118,298)
$359,856

168

3.	The unaudited pro forma condensed combined financial statements presented for Joe’s Jeans Licensing are based on the assumptions and adjustments described in the accompanying notes. The unaudited pro forma condensed combined balance sheet as of June 30, 2015, gives effect to the preliminary purchase price allocation of approximately $67.8 million, based upon payment of cash of $67.0 million and $0.8 million for guaranteed contractual payments. Please refer to the Preliminary Purchase Price Allocation table below for the preliminary allocation of the purchase price. In addition, transaction costs of $1.4 million representing legal, accounting and other costs incurred during the transaction are included in retained earnings.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014, gives effect to amortization of the value assigned to the acquired licensing contracts and incremental interest expense related to the incremental financing required. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015, gives effect to amortization of the value assigned to the acquired licensing contracts and incremental interest expense related to the incremental financing required.

Preliminary Purchase Price Allocation Joe's Jeans Licensing

Cash paid	$67,000
Guaranteed contractual payments	847
Total consideration paid	$67,847

Allocated to:
Goodwill	$27,647
Trademarks	67,000
Deferred tax liability	(26,800)
$67,847

169

COMPARATIVE STOCK PRICES AND DIVIDENDS

Sequential common stock and MSLO Class A common stock are traded on the Nasdaq and the NYSE under the symbols “SQBG” and “MSO,” respectively. The following table presents trading information for shares of Sequential and MSLO Class A common stock on June 17, 2015, the last trading day prior to the publication by The Wall Street Journal of an article speculating about the mergers, and October 12, 2015, the latest practicable trading day before the date of this combined statement/prospectus.

	Sequential Common Stock			MSLO Class A Common Stock
Date	High	Low	Close	High	Low	Close
June 17, 2015	$14.30	$13.82	$14.27	$5.23	$5.03	$5.10
October 12, 2015	$14.26	$13.75	$13.87	$6.08	$6.07	$6.08

The following table provides MSLO equivalent per share information on each of the specified dates. MSLO equivalent per share amounts are calculated by multiplying the Sequential per share amounts by an estimated exchange ratio of 0.2132 and adding $3.075 (the portion of the aggregate merger consideration to be paid to holders of MSLO common stock in cash). Such exchange ratio is calculated for illustrative purposes only by dividing $3.075, the portion of the aggregate merger consideration to be paid to holders of MSLO common stock in Holdings common stock, by $14.4248, (the volume weighted average price per share of Sequential common stock on the Nasdaq for the consecutive period over the five trading days ending on October 12, 2015, the last practicable date before the date of this combined statement/prospectus, as calculated by Bloomberg Financial LP under the function “VWAP”).

	Sequential Common Stock			MSLO Equivalent per Share Data
Date	High	Low	Close	High	Low	Close
June 17, 2015	$14.30	$13.82	$14.27	$6.12	$6.02	$6.12
October 12, 2015	$14.26	$13.75	$13.87	$6.12	$6.01	$6.03

Market Prices and Dividend Data

The following tables set forth the high and low sales prices of Sequential common stock and MSLO Class A common stock, each as reported in the consolidated transaction reporting system. Neither Sequential nor MSLO declared any dividends during the calendar quarters indicated.

Sequential

	High	Low
2012
First Quarter	$7.65	$0.82
Second Quarter	$5.70	$1.80
Third Quarter	$5.25	$1.80
Fourth Quarter	$6.50	$4.01
2013
First Quarter	$7.75	$4.75
Second Quarter	$6.80	$5.45
Third Quarter	$6.03	$5.40
Fourth Quarter	$6.00	$5.00
2014
First Quarter	$8.69	$5.35
Second Quarter	$13.81	$7.85
Third Quarter	$14.46	$12.03
Fourth Quarter	$13.11	$11.49
2015
First quarter	$13.25	$8.67
Second quarter	$17.45	$10.36
Third quarter	$18.59	$13.82
Fourth quarter (through October 12, 2015)	$15.01	$13.62

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MSLO

	High	Low
2012
First Quarter	$4.89	$3.70
Second Quarter	$3.94	$2.95
Third Quarter	$3.81	$2.87
Fourth Quarter	$3.24	$2.28
2013
First Quarter	$3.10	$2.43
Second Quarter	$2.67	$2.28
Third Quarter	$2.67	$2.26
Fourth Quarter	$4.47	$2.20
2014
First Quarter	$5.50	$3.80
Second Quarter	$4.81	$3.76
Third Quarter	$4.92	$3.50
Fourth Quarter	$4.74	$3.40
2015
First quarter	$6.72	$4.04
Second quarter	$7.11	$4.81
Third quarter	$6.38	$5.69
Fourth quarter (through October 12, 2015)	$6.10	$5.87

Potential Exchange Ratios

The following table is provided for illustrative purposes only and presents a range of Sequential share prices and current estimates of the exchange ratio. For more information about how the proration and adjustment procedures will affect the number of shares a MSLO stockholder may receive in the event there is an undersubscription or oversubscription of the cash election in the MSLO merger, see “Description of the Merger Agreement—MSLO Merger Consideration for MSLO Stockholders—Proration.”

			All Stock Election	Maximum Impact of Proration (a)
	Assumed price per share of Sequential common stock at the effective time	Estimated Exchange Ratio	Number of shares of Holdings common stock to be received per share of MSLO common stock	Cash Consideration per share of MSLO common stock	Number of shares of Holdings common stock to be exchanged per share of MSLO common stock
High (b)	$18.02	0.1706	0.3413	$3.075	0.1706
Mean (b)	$13.2653	0.2318	0.4636	$3.075	0.2318
Low (b)	$8.86	0.3471	0.6941	$3.075	0.3471
Unaffected Price (c)	$14.27	0.2155	0.4310	$3.075	0.2155
Most recent price (d)	$14.4248	0.2132	0.4263	$3.075	0.2132

(a) Assumes all MSLO stockholders elect to receive cash consideration or all MSLO stockholders elect to receive stock consideration.

(b) Based on the reported closing prices per share of Sequential common stock on the Nasdaq for the period beginning October 1, 2014 through October 12, 2015.

(c) $14.27 was the closing price per share of Sequential common stock on the Nasdaq on June 17, 2015, the last trading day prior to the publication by The Wall Street Journal of an article speculating about the mergers, as reported in the consolidated transaction reporting system.

(d) The volume weighted average price per share of Sequential common stock on the Nasdaq for the consecutive period over the five trading days ending on October 12, 2015, the last practicable date before the date of this combined statement/prospectus, as calculated by Bloomberg Financial LP under the function “VWAP.”

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DESCRIPTION OF HOLDINGS CAPITAL STOCK

The following description of the material terms of the common stock and preferred stock of Holdings is not complete and is qualified in its entirety by reference to (i) Holdings’s amended and restated certificate of incorporation, which we refer to in this document as the Holdings Charter, and the amended and restated bylaws, which we refer to in this document as the Holdings Bylaws, that will be in effect at the effective time of the mergers (the forms of which are attached as Annexes D and E, respectively, to this combined statement/prospectus and are incorporated herein by reference) and (ii) the applicable provision of the DGCL.

The following summary should be read in conjunction with the section titled “Comparison of Rights of Holdings Stockholders, Sequential Stockholders and MSLO Stockholders.”

Authorized Common Stock

Immediately prior to the mergers, Holdings’s authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share, which we refer to as Holdings preferred stock. Following completion of the mergers, we expect that there will be approximately 53,026,971 shares of Holdings common stock outstanding and no shares of Holdings preferred stock outstanding, based upon the number of shares of Sequential common stock and MSLO common stock issued and outstanding as of October 12, 2015, the last practicable date before the date of this combined statement/prospectus.

Common Stock

The shares of Holdings common stock to be issued in the mergers will be duly authorized, validly issued, fully paid and non-assessable. Each holder of a share of Holdings common stock will be entitled to one vote for each share upon all questions presented to the stockholders, and the common stock will have the exclusive right to vote for the election of directors and for all other purposes (subject to the express terms of any series of preferred stock that Holdings may designate or issue in the future). The holders of Holdings common stock will have no preemptive rights and no rights to convert their common stock into any other securities. There will also be no redemption or sinking fund provisions applicable to the Holdings common stock.

Holders of Holdings common stock will be entitled to receive dividends as may be declared from time to time by the Holdings board out of funds legally available therefor. Holders of Holdings common stock are entitled to share pro rata, upon any liquidation or dissolution of Holdings, in all remaining assets available for distribution to stockholders after payment or providing for Holdings’s liabilities and the liquidation preference of any outstanding Holdings preferred stock. The rights, preferences and privileges of the holders of Holdings common stock are subject to and may be adversely affected by the rights of holders of any series of Holdings preferred stock that Holdings may designate and issue in the future.

Prior to the consummation of the mergers, application will be made to list the Holdings common stock on the Nasdaq under the symbol “SQBG.” The transfer agent and registrar for Holdings common stock is Computershare.

Additional Classes or Series of Preferred Stock

The Holdings Charter will permit the Holdings board, without further action by the stockholders, to issue up to 10 million shares of preferred stock in one or more series of preferred stock with such designations, powers, preferences, special rights, qualifications, limitations and restrictions as the Holdings board may determine from time to time. Accordingly, without action by the stockholders, the Holdings board may designate and authorize the issuance of additional classes or series of Holdings preferred stock having voting rights, dividend rights, conversion rights, redemption provisions (including sinking fund provisions) and rights in liquidation, dissolution or winding up that are superior to those of Holdings common stock.

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Charter and Bylaw Provisions; Takeover Statutes

The Holdings Charter and the Holdings Bylaws are substantially the same as the current bylaws and charter for Sequential.

A number of provisions in the Holdings Charter, the Holdings Bylaws and the DGCL may make it more difficult to acquire control of Holdings or remove its management.

Structure of Board

The Holdings board will be staggered. The Holdings Bylaws will provide that each director of Holdings will hold office for a term of three years. The Holdings board, in accordance with the Holdings Bylaws and the Holdings Charter, will need to consist of not less than 2 nor more than 15 members and that the board may, within that limit, increase or decrease the exact number of directors by board resolution. Furthermore, any vacancies on the Holdings board caused by death, removal, resignation or any other cause, and any newly created directorships resulting from an increase in the authorized number of directors, will be permitted to be filled only by a majority vote of the directors then in office.

Following consummation of the mergers, the Holdings board will consist of eight directors consisting of each of the current directors on the Sequential Board of Directors and Martha Stewart.

Removal of Directors

Under the DGCL, directors of a staggered board may only be removed for cause.

Advance Notice of Proposals and Nominations

The Holdings Bylaws will provide that stockholders must give timely written notice to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. Generally, to be timely, a stockholder’s notice will be required to be delivered to the Secretary of Holdings at the principal executive offices of Holdings not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. The Holdings Bylaws will also specify the form and content of a stockholder’s notice. For additional detail on these provisions, please see “Comparison of Rights of Holdings Stockholders, Sequential Stockholders and MSLO Stockholders.” These provisions may prevent stockholders from bringing matters before an annual meeting of stockholders or from nominating candidates for election as directors at an annual meeting of stockholders.

Limits on Special Meetings

The Holdings Charter will provide that a special meeting of the stockholders of Holdings may be called only by (i) the chairperson of the Holdings board, (ii) the president, (iii) the secretary, (iv) a majority of the Holdings board and (v) by Holdings upon the written demand of the holders of not less than 80% of the voting power of Holdings.

Preferred Stock

Please see “—Additional Classes or Series of Preferred Stock” above. Holdings’s ability to issue an indeterminate number of shares of preferred stock with such rights, privileges and preferences as the Holdings board may fix may have the effect of delaying or preventing a takeover or other change of control of Holdings.

Takeover Statutes

Section 203 of the DGCL generally prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

Holdings does not expect to opt out of the protections of Section 203 of the DGCL. As a result, the statute will apply to Holdings.

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COMPARISON OF RIGHTS OF HOLDINGS STOCKHOLDERS, SEQUENTIAL STOCKHOLDERS AND MSLO STOCKHOLDERS

If the mergers are consummated, stockholders of Sequential and stockholders of MSLO who receive stock consideration in the mergers will become stockholders of Holdings. Differences in the rights of holders of MSLO capital stock, holders of Sequential capital stock and holders of Holdings capital stock arise from differences between their charters and bylaws. As holders of Holdings common stock, after giving effect to the mergers, your rights with respect thereto will be governed by Delaware law, including the DGCL, as well as Holdings’s constituent documents. This section summarizes material differences between the rights of Sequential stockholders, MSLO stockholders and Holdings stockholders.

The following summary is not a complete statement of the rights of the stockholders of any of the three companies or a complete description of the specific provisions referred to below. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. This summary is qualified in its entirety by reference to the DGCL and Sequential’s, MSLO’s and Holdings’s constituent documents, which you are urged to read carefully. Judicial interpretations may not exist in Delaware such that there may be uncertainty as to the outcome of matters governed by Delaware law. Forms of the Holdings Charter and the Holdings Bylaws, which shall be in effect following the completion of the mergers, are attached as Annexes D and E, respectively, to this combined statement/prospectus and are incorporated herein by reference. Sequential and MSLO have filed with the SEC their respective constituent documents and will send copies of these documents to you, without charge, upon your request. For additional information, please see the section titled “Where You Can Find More Information.”

Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Organizational Documents

The rights of Sequential stockholders are currently governed by its certificate of incorporation, as amended, referred to as the Sequential Charter, its bylaws, as amended, referred to as the Sequential Bylaws, and Delaware law, including the DGCL.	The rights of MSLO stockholders are currently governed by its certificate of incorporation, as amended, referred to as the MSLO Charter, its bylaws, as amended, referred to as the MSLO Bylaws, and Delaware law, including the DGCL.	Upon consummation of the mergers, the rights of Holdings stockholders will be governed by its certificate of incorporation, as amended, referred to as the Holdings Charter, its bylaws, referred to as the Holdings Bylaws, and Delaware law, including the DGCL.

Authorized Capital Stock

The authorized capital stock of Sequential is (i) 150,000,000 shares of common stock, $0.001 par value per share, and (ii) 10,000,000 shares of preferred stock, $0.001 par value per share.

As of the date of this combined statement/prospectus, no shares of preferred stock are outstanding.

The authorized capital stock of MSLO is (i) 350,000,000 shares of Class A common stock, $0.01 par value per share, (ii) 150,000,000 shares of Class B common stock, $0.01 par value per share, and (iii) 150,000,000 shares of preferred stock, $0.01 par value per share.

The MSLO Charter provides that the number of authorized shares of any class of stock may be increased or decreased by the affirmative vote of the holders of a majority of the voting power of the stock of MSLO entitled to vote, irrespective of DGCL Section 242(b)(2).

The authorized capital stock of Holdings will consist of (i) 150,000,000 shares of common stock, $0.01 par value per share, and (ii) 10,000,000 shares of preferred stock, $0.01 par value per share.

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Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

As of the date of this combined statement/prospectus, no shares of preferred stock are outstanding.

Common Stock

The holders of the common stock are entitled to one vote for each share held by such holder of record.

Upon any liquidation of Sequential, the holders of common stock are entitled to share ratably in the distribution of all remaining assets of Sequential available for distribution after satisfaction of the preferential requirements of any preferred stock.

Each holder of Class A common stock are entitled to one vote for each share of Class A common stock held and each holder of Class B common stock are entitled to ten votes for each share of Class B common stock held.

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of MSLO, the holders of the Class A common stock are entitled to receive, share for share with the holders of shares of Class B common stock, all the assets of MSLO of whatever kind available for distribution to stockholders, after the rights of the holders of any preferred stock have been satisfied.

Each share of Class B common stock is convertible into one fully paid and nonassessable share of Class A common stock at the option of the holder thereof at any time. Each share of Class B common stock shall automatically be converted into one fully paid and nonassessable share of Class A common stock upon any sale, pledge, conveyance, hypothecation, assignment or other transfer of such share, whether or not for value, by the initial registered holder thereof, other than to a nominee of the initial holder or to another person that beneficially owns shares of Class B common stock.

The holders of the common stock shall be entitled to one vote for each share held by such holder of record.

Upon any liquidation of Holdings, the holders of common stock shall be entitled to share ratably in the distribution of all remaining assets of Holdings available for distribution.

Preferred Stock

The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences, rights, qualifications, limitations and restrictions of the shares of each series of preferred stock and to issue preferred stock in one or more series.	The board of directors is expressly authorized to fix by resolution the powers, designations, preferences, rights and qualifications, limitations and restrictions of any class or series of preferred stock which shall not have been fixed by the MSLO Charter.	The board of directors is expressly authorized to fix by resolution the designations and the powers, preferences, rights, qualifications, limitations and restrictions of the shares of each series of preferred stock and to issue preferred stock in one or more series.

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Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Number and Qualification of Directors

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate.

The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or bylaws so provide.

The Sequential Board of Directors currently consists of 7 directors. The Sequential Charter and Bylaws provide that the Sequential Board of Directors shall consist of not less than 2 nor more than 15 and that the board may, within that limit, increase or decrease the exact number of directors by board resolution.

The chairperson of the Sequential Board of Directors may, but need not, be the chief executive officer of Sequential.

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate.

The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or bylaws so provide.

The MSLO Board of Directors currently consists of 6 directors. The MSLO Charter and Bylaws provide that the number of directors of MSLO shall be determined from time to time by resolution of the board of directors.

The Chairman of the MSLO Board of Directors shall not be an officer of MSLO unless otherwise determined by the Board of Directors.

The DGCL provides that a corporation’s board of directors must consist of one or more individuals, with the number fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment of the certificate.

The DGCL further provides that directors need not be stockholders of the corporation unless the corporation’s certificate of incorporation or bylaws so provide.

In accordance with the terms of the merger agreement, the Holdings board will consist of 8 members at the time the mergers are consummated. The Holdings Charter and Bylaws provide that the Holdings board shall consist of not less than 2 nor more than 15 and that the board may, within that limit, increase or decrease the exact number of directors by board resolution.

The chairperson of the Holdings Board of Directors may, but need not, be the chief executive officer of Holdings.

Structure of Board of Directors; Term of Directors: Election of Directors

The Sequential Board of Directors is currently classified, divided into three classes with each director holding office for three years. The Sequential Charter provides that, at the option of the board of directors, the directors shall be classified and divided into three classes, with each director holding office for three years.

The MSLO Board of Directors is not classified. The MSLO Bylaws provide that each director of MSLO shall hold office for a one year term from the date of his election until his successor is elected.

All elections of directors shall be determined by a plurality of the votes cast.

As of closing, the Holdings board will be classified, divided into three classes with each director holding office for three years. The Holdings Charter provides that, at the option of the board of directors, the directors shall be classified and divided into three classes, with each director holding office for three years.

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Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

The affirmative vote of the majority of shares represented at a meeting and entitled to vote are required to elect a director to the board.		The affirmative vote of the majority of shares represented at a meeting and entitled to vote are required to elect a director to the board.

Removal of Directors

Under the DGCL, directors of a staggered board may only be removed for cause.	The MSLO Bylaws provide that any director, or the entire board of directors, may be removed from office at any time, either with or without cause, by the affirmative vote of holders of a majority of the voting power of shares of voting stock.	Under the DGCL, directors of a staggered board may only be removed for cause.

Vacancies on the Board of Directors

The Sequential Charter and Bylaws provide that in the case of vacancies on the board of directors or in the case of any increase in the number of directors on the board, such vacancies shall be filled by the vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Directors so chosen will hold office until the next election of directors of the class for which such directors shall have been chosen and until their successors are elected and qualified.	The MSLO Bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, even though less than a quorum of the board of directors. Directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director's successor shall have been duly elected and qualified.	The Holdings Charter and Bylaws provide that in the case of vacancies on the board of directors or in the case of any increase in the number of directors on the board, such vacancies shall be filled by the vote of a majority of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Directors so chosen will hold office until the next election of directors or of the class for which such directors shall have been chosen and until their successors are elected and qualified.

Stockholder or Stockholder Action by Written Consent

The Sequential Bylaws provide that any action required to be taken, or any action which may be taken, at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or to take such action under the provisions of the DGCL or the Sequential Charter at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of such a corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.	The MSLO Charter provides that corporate action may be taken by written consent. An inspector of written consents must certify that the consents delivered to MSLO must represent at least the minimum number of votes that would be necessary to take the corporate action. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated written consent received, a written consent or consents signed by a sufficient number of holders to take such action are delivered to MSLO.	The Holdings Bylaws provide that any action required to be taken, or any action which may be taken, at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or to take such action under the provisions of the DGCL or the Sequential Charter at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of such a corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

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Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Quorum

The Sequential Bylaws provide that a majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum for consideration of such matter at any meeting of stockholders.	The MSLO Bylaws provide that the holders of a majority of the voting power of the issued and outstanding shares of MSLO entitled to vote generally in the election of directors, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders.	The Holdings Bylaws provide that a majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum for consideration of such matter at any meeting of stockholders.

Special Meeting of Stockholders

The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.

The Sequential Bylaws provide that special meetings of stockholders, for any purpose, may be called only by (i) the chairperson of the board of directors, (ii) the president, (iii) the secretary or (iv) a majority of the board of directors. A special meeting of stockholders shall be called by the chairperson of the board of directors, the president, secretary or a majority of the Board of Directors upon the written demand of the holders of not less than 80% of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

Business transacted and proposals considered at any special meeting of stockholders shall be limited to that business and those proposals as shall have been brought before the meeting pursuant to a notice of meeting given pursuant to the notice requirements of the Sequential Bylaws.

The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.

The MSLO Bylaws provide that special meetings of the stockholders may be called only by (i) the chairman of the board of directors, (ii) the board of directors or (iii) a majority of the total number of directors which MSLO would have if there were no vacancies. Because the stockholders are not expressly authorized to call special meetings in the MSLO Charter or the MSLO Bylaws, they are not permitted to do so, consistent with Section 211(d) of the DGCL.

Business transacted at any special meeting of stockholders shall be limited to the purposes specified in the notice of meeting given pursuant to the notice provisions of the MSLO Bylaws.

The DGCL provides that special meetings of the stockholders may be called by the board of directors or by such persons as may be authorized by the certificate of incorporation or by the bylaws.

The Holdings Bylaws provide that special meetings of stockholders, for any purpose, may be called only by (i) the chairperson of the board of directors, (ii) the president, (iii) the secretary or (iv) a majority of the board of directors. A special meeting of stockholders shall be called by the chairperson of the board of directors, the president, secretary or a majority of the Board of Directors upon the written demand of the holders of not less than 80% of all the votes entitled to be cast on any issue proposed to be considered at the meeting.

Business transacted and proposals considered at any special meeting of stockholders shall be limited to that business and those proposals as shall have been brought before the meeting pursuant to a notice of meeting given pursuant to the notice requirements of the Holdings Bylaws.

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Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Notice of Stockholder Meetings

In accordance with the DGCL, the Sequential Bylaws provide that at least 10 and not more than 60 days before each meeting of the stockholders, Sequential must give notice of the place, date and time for the meeting to each stockholder of record entitled to vote at such meeting. Notice of each special meeting must contain a statement of the purposes for which the meeting is called, and business conducted and proposals considered at any special meeting shall be limited to the purposes specified in the notice calling such meeting.

Waiver of notice in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting, either annual or special, shall constitute waiver of notice thereof, unless the person objects to the holding of the meeting in writing because proper notice was not given.

In accordance with the DGCL, the MSLO Bylaws provide that at least 10 and not more than 60 days before each meeting of the stockholders, MSLO must cause written notice of the place, date and time for the meeting to be delivered in person, by mail or by electronic transmission to each stockholder of record entitled to vote at such meeting. Notice of each special meeting must contain a statement of the purposes for which the meeting is called, and business transacted at any special meeting shall be limited to the purposes specified in the notice calling such meeting.

Meetings may be held without notice if all stockholders entitled to vote are present, or if notice is waived by those not present.

In accordance with the DGCL, the Holdings Bylaws provide that at least 10 and not more than 60 days before each meeting of the stockholders, Holdings must give notice of the place, date and time for the meeting to each stockholder of record entitled to vote at such meeting. Notice of each special meeting must contain a statement of the purposes for which the meeting is called, and business conducted and proposals considered at any special meeting shall be limited to the purposes specified in the notice calling such meeting.

Waiver of notice in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting, either annual or special, shall constitute waiver of notice thereof, unless the person objects to the holding of the meeting in writing because proper notice was not given.

Advance Notice Requirements for Stockholder or Stockholder Nominations and Other Provisions

The Sequential Bylaws provide that nominations of persons for election to the board of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to a notice of meeting, (ii) by or at the direction of the board of directors, or (iii) by any stockholder of record at the relevant time, provided that they comply with all notice procedures.	The MSLO Bylaws provide that nominations for election to the board of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to the notice of meeting, (ii) by or at the direction of the board of directors or (iii) by any stockholder who was a stockholder of record at the time notice was given, who is entitled to vote at the meeting and who complies with the notice procedures.	The Holdings Bylaws provide that nominations of persons for election to the board of directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (i) pursuant to a notice of meeting, (ii) by or at the direction of the board of directors, or (iii) by any stockholder of record at the relevant time, provided that they comply with all notice procedures.

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Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

To be timely, stockholder's notice shall be delivered to the secretary of Sequential at its principal offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the first anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before such annual meeting and not later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Sequential.	To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of MSLO not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by MSLO.	To be timely, stockholder's notice shall be delivered to the secretary of Holdings at its principal offices not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the first anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before such annual meeting and not later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by Holdings.

Amendment of Bylaws

Under the DGCL, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors will not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal bylaws.

The Sequential Charter and Bylaws provide that the Sequential Board of Directors is expressly authorized to make, alter, amend or repeal the Sequential Bylaws, without any action on the part of the stockholders, by the affirmative vote of at least two-thirds of the directors, which shall include the affirmative vote of at least one director of each class of the board of directors, if the board shall then be divided into classes. The Sequential Bylaws may also be altered, amended or repealed by the affirmative vote of the holders of shares representing at least 80% of the shares entitled to vote in the election of directors, voting as one class.

Under the DGCL, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors will not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal bylaws.

The MSLO Charter and Bylaws provide that the MSLO Board of Directors is expressly authorized to make, alter or repeal the MSLO Bylaws at any regular or special meeting of the board of directors or by the affirmative vote of a majority of the entire board, but the stockholders may make additional bylaws and may alter or repeal any bylaws, whether adopted by the stockholders or the board.

Under the DGCL, the power to adopt, amend or repeal bylaws shall be in the stockholders entitled to vote. Notwithstanding the foregoing, a corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors will not divest the stockholders of the power, nor limit their power, to adopt, amend or repeal bylaws.

The Holdings Charter and Bylaws provide that the Sequential Board of Directors is expressly authorized to make, alter, amend or repeal the Holdings Bylaws, without any action on the part of the stockholders, by the affirmative vote of at least two-thirds of the directors, which shall include the affirmative vote of at least one director of each class of the board of directors, if the board shall then be divided into classes. The Holdings Bylaws may also be altered, amended or repealed by the affirmative vote of the holders of shares representing at least 80% of the shares entitled to vote in the election of directors, voting as one class.

180

Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Limitation on Director Liability

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and for any transaction from which the director derived an improper personal benefit.

The Sequential Charter provides that no director shall have personal liability to Sequential or its stockholders for monetary damages for breach of fiduciary duty as a director, except for the liability of a director (i) for any breach of the director's duty of loyalty to Sequential or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation law or (iv) for any transaction from which the director derived an improper personal benefit.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and for any transaction from which the director derived an improper personal benefit.

The MSLO Charter provides that no director shall be personally liable to MSLO or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to MSLO or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. The liability of a director shall be further eliminated or limited to the full extent permitted by Delaware law as it may hereinafter be amended.

The DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating the liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duties, except liability for any breach of the director’s duty of loyalty to the corporation’s stockholders, for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, under Section 174 of the DGCL (which deals generally with unlawful payments of dividends, stock repurchases and redemptions) and for any transaction from which the director derived an improper personal benefit.

The Holdings Charter provides that no director shall be personally liable to Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

181

Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Indemnification

The Sequential Bylaws provide that Sequential shall have the power to indemnify, to the fullest extent not prohibited by law, any person who was, or is threatened to be, made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of Sequential, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the DGCL. Such indemnification (unless ordered by a court) shall be made as authorized in a specific case upon a determination that indemnification of the person is proper in the circumstances because he has met the applicable standards of conduct set forth in the DGCL. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (iii) if such quorum is not obtainable, or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iv) by the stockholders.

Expenses incurred by a director or officer in defending or testifying in a civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Sequential in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, executive officer, employee or agent to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Sequential against such expenses, and Sequential may enter into agreements with such persons for the purpose of providing for such advances.

The MSLO Bylaws provide that MSLO will indemnify, to the fullest extent authorized by the DGCL, each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of MSLO at any time during which the MSLO Bylaws were in effect. Such a person will be indemnified against all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered.

MSLO will not indemnify any such person seeking indemnification in connection with a proceeding initiated by such person unless the proceeding was (i) authorized by the MSLO Board of Directors or (ii) to prosecute a claim against MSLO for an unpaid written claim for indemnification.

The right to indemnification includes the right to be paid by MSLO the expenses incurred in defending any such proceeding in advance of its final disposition.

The Holdings Bylaws provide that Holdings will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person against any losses, claims, damages, liabilities or expenses to which such person may become subject in connection with any matter arising out of or in connection with Holdings’s business or affairs, except any loss, claim, damage, liability or expense which a court of competent jurisdiction in a final judgment on the merits has determined is primarily attributable to the fraud, willful malfeasance or gross negligence by or of such person; reckless disregard of duties by such person in the conduct of their office; or a material and knowing violation of applicable U.S. securities laws or a criminal conviction, in either case with respect to the activities of Holdings or such person (which judgment is not subsequently reversed on appeal).

The right to indemnification includes the right to be paid by Holdings the expenses (including attorneys’ fees) incurred in defending any such proceeding in advance of its final disposition.

182

Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Preemptive Rights

Sequential’s stockholders do not have preemptive rights. Thus, if additional shares of Sequential common stock are issued, the current holders of Sequential common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	MSLO’s stockholders do not have preemptive rights. Thus, if additional shares of MSLO common stock are issued, the current holders of MSLO common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.	Holdings’s stockholders do not have preemptive rights. Thus, if additional shares of Holdings common stock are issued, the current holders of Holdings common stock will own a proportionately smaller interest in a larger number of outstanding shares of common stock to the extent that they do not participate in the additional issuance.

Dividends and Share Repurchases

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

The Sequential Charter provides that, subject to any preferences, cumulative dividend rights and unpaid accumulation of any preferred stock declared by the board of directors and issued by Sequential, the board of directors may declare and pay dividends on the common stock, to the extent permitted by law.

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

The MSLO Bylaws provide that the board may from time to time declare dividends on its outstanding shares. Any such dividend must be subject to any preference as to dividends over the common stock of any series of preferred stock issued by MSLO.

The DGCL provides that, subject to any restrictions in a corporation’s certificate of incorporation, dividends may be declared from the corporation’s surplus, or if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Dividends may not be declared out of net profits, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets is repaired. Furthermore, the DGCL generally provides that a corporation may redeem or repurchase its shares only if the redemption or repurchase would not impair the capital of the corporation.

The Holdings Charter provides that the board of directors may declare and pay dividends on the common stock, to the extent permitted by law.

183

Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Sequential has never declared a dividend on its common stock.

In the fourth quarter of 2014 Sequential repurchased 75,555 shares of common stock from employees for tax withholding purposes related to the vesting of restricted stock. Sequential does not currently have in place a repurchase program with respect to its common stock.

The MSLO Charter provides that the holders of the Class A common stock shall be entitled to receive, share for share with the holders of shares of Class B common stock, such dividends if, as and when declared from time to time by the

In the event that such dividend is paid in the form of shares of common stock, holders of Class A common stock shall receive Class A common stock and holders of Class B common stock shall receive Class B common stock.

The MSLO Charter provides that in no event shall any stock dividends or stock splits or combinations of stock be declared or made on Class A common stock or Class B common stock unless the shares of Class A common stock and Class B common stock at the time outstanding are treated equally and identically, except that such dividends or stock splits or combinations shall be made in respect of shares of Class A common stock and Class B common stock in the form of shares of Class A common stock or Class B common stock, respectively.

MSLO last declared a dividend in December 2011 in the amount of $0.25 per share of common stock.

Stockholder or Stockholder Rights Plan

Sequential does not currently have a stockholders’ rights plan in effect.	MSLO does not currently have a stockholders’ rights plan in effect.	Holdings does not currently have a stockholders’ rights plan in effect.

184

Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Business Combination or Antitakeover Statutes

Section 203 of the DGCL generally prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 & 2/ 3% of the outstanding voting stock not owned by the interested stockholder.

Sequential has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Sequential.

Section 203 of the DGCL generally prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 & 2/3% of the outstanding voting stock not owned by the interested stockholder.

MSLO has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to MSLO.

Section 203 of the DGCL generally prohibits “business combinations”, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 & 2/3% of the outstanding voting stock not owned by the interested stockholder.

Holdings has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Holdings.

Other Restrictions on Interested Stockholder Transactions

None.	None.	None.

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Sequential Brand Group, Inc.	Martha Stewart Living Omnimedia, Inc.	Singer Madeline Holdings, Inc.

Appraisal Rights

Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Chancery Court in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) – (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

The Sequential Charter does not provide for appraisal rights in any additional circumstances.

Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Chancery Court in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) – (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

The MSLO Charter does not provide for appraisal rights in any additional circumstances.

Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Chancery Court in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) – (c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

The Holdings Charter does not provide for appraisal rights in any additional circumstances.

Forum for Adjudication of Disputes

The Sequential Bylaws provide that unless Sequential consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Sequential, (ii) action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of Sequential to Sequential or its stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or the Sequential Charter or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.	The MSLO Bylaws provide that unless MSLO consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of MSLO, (ii) action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of MSLO to MSLO or its stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or the MSLO Charter or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.	The Holdings Bylaws provide that unless Holdings consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Holdings, (ii) action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of Holdings to Holdings or its stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or the Holdings Charter or Bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.

186

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS OF MSLO COMMON STOCK AND MANAGEMENT

The following table sets forth information, as of October 12, 2015, regarding the beneficial ownership of MSLO common stock by:

•	each person known to MSLO to own beneficially more than 5% of the outstanding shares of any class of its voting securities;
•	each of MSLO’s directors;
•	each of MSLO’s named executive officers; and
•	all of MSLO’s directors and current executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table below is 601 West 26th Street, New York, New York 10001.

MSLO has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, MSLO believes, based on information furnished to it, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own.

Applicable percentage ownership is based on 32,512,068 shares of MSLO Class A Common Stock and 24,984,625 shares of MSLO Class B Common Stock outstanding as of October 12, 2015. In computing the number of shares of MSLO common stock beneficially owned by a person and the percentage ownership of that person, MSLO deemed shares of common stock subject to stock options held by that person that are currently exercisable or exercisable within 60 days of October 12, 2015, and MSLO Class A Common Stock issuable upon the vesting of MSLO RSUs within 60 days of October 12, 2015 to be outstanding (ignoring the withholding of shares of MSLO common stock to cover applicable taxes). MSLO did not deem these shares outstanding, however, for purpose of computing the percentage ownership of any other person.

Shares of MSLO Class B Common Stock may be converted on a one-for-one basis into shares of MSLO Class A Common Stock at the option of the holder. Therefore, MSLO has assumed the conversion of shares of MSLO Class B Common Stock into shares of MSLO Class A Common Stock in order to determine the beneficial ownership of Class A common stock of each of Martha Stewart, Alexis Stewart and the Martha Stewart Family Limited Partnership.

	Class A Common Stock			Class B Common Stock		Total Voting Power(1)
Name	Shares		%	Shares	%	%
Martha Stewart	27,087,571	(2)	46.1	24,984,625	100.0	88.8
Alexis Stewart	27,024,087	(3)	46.0	24,984,625	100.0	88.8
Martha Stewart Family Limited Partnership	24,984,625	(4)	43.5	24,984,625	100.0	88.5
Plymouth Lane Capital Management, LLC	3,898,980	(5)	12.0	—	—	1.4
BlackRock, Inc.	2,044,964	(6)	6.3	—	—	*
Arlen Kantarian	204,542	(7)	*	—	—	*
William Roskin	184,423	(8)	*	—	—	*
Margaret M. Smyth	71,203	(9)	*	—	—	*
Pierre deVillemejane	42,060	(10)	*	—	—	*
Kenneth P. West	253,761	(11)	*	—	—	*
Daniel W. Dienst	530,029	(12)	*	—	—	*
Patricia Pollack	106,979	(13)	*	—	—	*
Allison C. Hoffman	83,512	(14)	*	—	—	*
All directors and executive officers as a group (10 persons)	28,571,880	(15)	46.8	24,984,625	100.0	89.1

187

*	The percentage of shares beneficially owned or the total voting power does not exceed 1%.

(1)	Percentage total voting power represents voting power with respect to all shares of MSLO Class A Common Stock and MSLO Class B Common Stock, voting together as a single class. Each holder of MSLO Class B Common Stock is entitled to ten votes per share and each holder of MSLO Class A Common Stock is entitled to one vote per share of MSLO Class A Common Stock on all matters submitted to the MSLO stockholders for a vote, except as otherwise may be required by law. The MSLO Class B Common Stock is convertible at any time by the holder into shares of MSLO Class A Common Stock on a one-to-one basis.

(2)	Includes (i) 14,748 shares of MSLO Class A Common Stock held by Ms. Stewart, (ii) 1,300,000 shares of MSLO Class A Common Stock that are subject to exercisable options and (iii) 29,816 shares of MSLO Class A Common Stock held by the Martha Stewart 1999 Family Trust, of which Ms. Stewart is the sole trustee and as to which she has sole voting and dispositive power. These shares also include (a) 24,984,625 shares of MSLO Class B Common Stock held by the Martha Stewart Family Limited Partnership (“MSFLP”), of which Ms. Stewart is the sole general partner, each of which is convertible at the option of the holder into one share of MSLO Class A Common Stock and (b) 37,270 shares of MSLO Class A Common Stock held by the Martha Stewart 2000 Family Trust, of which Ms. Stewart is a co-trustee. In addition, Martha Stewart may be deemed to beneficially own 721,112 shares of MSLO Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Martha Stewart is a co-trustee and as to which she shares voting and dispositive power.

(3)	Includes 3,602 shares of MSLO Class A Common Stock owned directly by Alexis Stewart, as to which she has sole voting and dispositive power. In addition, Alexis Stewart may be deemed to beneficially own 721,112 shares of MSLO Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation, for which Alexis Stewart is a co-trustee and as to which she shares voting and dispositive power. Ms. Alexis Stewart may also be deemed to beneficially own 26,299,373 shares of MSLO Class A Common Stock pursuant to (i) a revocable proxy, dated as of October 6, 2004, whereby Martha Stewart appointed Alexis Stewart as her true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of MSLO that are owned by Martha Stewart from time to time, and (ii) a power of attorney, dated as of October 6, 2004, whereby MSFLP appointed Alexis Stewart as its true and lawful proxy, attorney-in-fact and agent with respect to all of the securities of MSLO that are owned by MSFLP from time to time. These shares include the following: (i) 14,748 shares of MSLO Class A Common Stock held by Martha Stewart, (ii) 1,300,000 shares of MSLO Class A Common Stock owned by Martha Stewart that are subject to exercisable options, and (iii) 24,984,625 of the Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to all of which she is deemed to share voting and dispositive power.

(4)	Consists of 24,984,625 shares of MSLO Class B Common Stock, each of which is convertible at the option of the holder into one share of MSLO Class A Common Stock, all of which are owned by MSFLP and indirectly owned by Martha Stewart as the sole general partner of MSFLP and as to which MSFLP is deemed to share voting and dispositive power.

(5)	Based on a Form 4 filed with the SEC on August 11, 2015 by a joint filing group consisting of Plymouth Lane Capital Management, LLC, Plymouth Lane General Partner, LLC, Plymouth Lane Partners (Master), LP and Jonathan Salinas (collectively, the “Plymouth Entities”). The Plymouth Entities are the beneficial owners of all of the reported shares, and have shared voting power and shared dispositive power over all of the shares. The address of the Plymouth Entities is 717 Fifth Avenue, 11th Floor, New York, New York 10022.

(6)	Based on a Schedule 13G filed with the SEC on January 30, 2015 by BlackRock, Inc. BlackRock, Inc. is the beneficial owner of all the reported shares and has sole voting power and sole disposition power over all the reported shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10022.

(7)	Consists of 134,035 shares of MSLO Class A Common Stock, options to acquire 70,507 shares of MSLO Class A Common Stock that are exercisable or will become exercisable within 60 days.

(8)	Consists of 114,272 shares of MSLO Class A Common Stock, options to acquire 70,151 shares of MSLO Class A Common Stock that are exercisable or will become exercisable within 60 days.

(9)	Consists of 71,203 shares of MSLO Class A Common Stock.

(10)	Consists of 42,060 shares of MSLO Class A Common Stock.

(11)	Consists of 93,761 shares of MSLO Class A Common Stock and options to acquire 160,000 shares of MSLO Class A Common Stock that are exercisable or will become exercisable within 60 days.

(12)	Consists of 196,697 shares of MSLO Class A Common Stock and options to acquire 333,332 shares of MSLO Class A Common Stock that are exercisable or will become exercisable within 60 days.

(13)	Consists of 34,479 shares of MSLO Class A Common Stock, options to acquire 72,500 shares of MSLO Class A Common Stock that are exercisable or will become exercisable with 60 days.

(14)	Consists of 23,512 shares of MSLO Class A Common Stock and options to acquire 60,000 shares of MSLO Class A Common Stock that are exercisable or will become exercisable with 60 days.

(15)	Includes options to acquire 2,073,490 shares of MSLO Class A Common Stock that are exercisable or will become exercisable with 60 days.

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APPRAISAL RIGHTS

Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.

Appraisal Rights of MSLO Stockholders

Holders of MSLO common stock who do not vote for the adoption of the mergers and who otherwise comply with the applicable statutory procedures of Section 262 of the DGCL will have the right to obtain an appraisal of the value of their shares of MSLO common stock in connection with the mergers. This means that stockholders are entitled to obtain the “fair value” of their MSLO shares (exclusive of any element of value arising from the accomplishment or expectation of the mergers) as determined by the Delaware Court of Chancery and entitled to receive payment based upon that valuation, together with a fair rate of interest, in lieu of any consideration to be received under the merger agreement.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to perfect appraisal rights. This summary, however, is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached hereto as Annex F. The preservation and exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. Failure to follow the requirements of Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. All references in this summary to a “stockholder” are to the record holder of MSLO common stock on the record date for the special meeting unless otherwise indicated.

If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 of the DGCL contained in Annex F hereto and should consult your legal advisor since failure to timely and properly comply with the requirements of Section 262 of the DGCL will result in the loss of your appraisal rights under the DGCL. All demands for appraisal must be received prior to the vote on the merger agreement and should be addressed to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717, and should be executed by, or on behalf of, the record holder of the shares of MSLO common stock. Holders of MSLO common stock who desire to exercise their appraisal rights must not vote in favor of the merger agreement, must continuously hold their shares of MSLO common stock through the effective time of the mergers and must not submit an election form.

Under Section 262 of the DGCL, where a merger agreement relating to a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of the MSLO special meeting, the corporation, not less than 20 days prior to such meeting, must notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in each such notice a copy of Section 262 of the DGCL. This document constitutes such notice to the holders of MSLO common stock and Section 262 of the DGCL is attached to this document as Annex F.

If you wish to exercise appraisal rights you must not vote for the adoption of the merger agreement and must deliver to MSLO, before the vote on the proposal to adopt the merger agreement, a written demand for appraisal of your shares of MSLO common stock. If you sign and return a proxy card that does not contain voting instructions or submit a proxy by telephone or through the internet that does not contain voting instructions, you will effectively waive your appraisal rights because such shares represented by the proxy will, unless the proxy is revoked, be voted for the adoption of the merger agreement. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement, nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement, will in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262 of the DGCL.

A demand for appraisal will be sufficient if it reasonably informs MSLO of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of common stock. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the adoption of the merger agreement. If you wish to exercise appraisal rights, you must be the record holder of such shares of MSLO common stock on the date the written demand for appraisal is made and you must continue to hold such shares of record through the effective time of the mergers. Accordingly, a stockholder who is the record holder of shares of common stock on the date the written demand for appraisal is made, but who thereafter transfers such shares prior to the effective time of the mergers, will lose any right to appraisal in respect of such shares.

Only a holder of record of shares of MSLO common stock on the record date for the MSLO special meeting is entitled to assert appraisal rights for such shares of common stock registered in that holder’s name. To be effective, a demand for appraisal by a stockholder must be made by, or on behalf of, such stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears, with respect to shares evidenced by certificates, on his or her stock certificate, or, with respect to book-entry shares, on the stock ledger. Beneficial owners who do not also hold their MSLO shares of record may not directly make appraisal demands to MSLO. The beneficial holder must, in such cases, have the owner of record, such as a broker, bank or other nominee, submit the required demand in respect of those shares of MSLO common stock. If shares of MSLO common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary. If the shares of MSLO common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares of MSLO common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of MSLO common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of MSLO common stock as to which appraisal is sought. Where no number of shares of MSLO common stock is expressly mentioned, the demand will be presumed to cover all shares of MSLO common stock held in the name of the record owner.

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If you hold your shares of MSLO common stock in a brokerage account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If a stockholder who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his or her rights to appraisal as provided under Delaware law, each share of MSLO common stock held by such stockholder will be deemed to have been converted at the effective time into the right to receive the merger consideration, without interest thereon, less any withholding taxes. A stockholder may withdraw his or her demand for appraisal and agree to accept the merger consideration by delivering to MSLO a written withdrawal of his or her demand for appraisal and acceptance of the merger consideration within 60 days after the effective time of the mergers (or thereafter with the consent of MSLO (as the surviving entity)). Notwithstanding the foregoing, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that any stockholder who has not commenced an appraisal action or joined that proceeding as a named party may withdraw his or her demand for appraisal and agree to accept the merger consideration offered within 60 days after the effective time.

Within 10 days after the effective time, MSLO (as the surviving entity) will notify each stockholder who properly asserted appraisal rights under Section 262 of the DGCL and has not voted for the adoption of the merger agreement of the effective time of the mergers. Within 120 days after the effective time, but not thereafter, either MSLO (as the surviving entity), or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of MSLO common stock held by all stockholders entitled to appraisal. A person who is the beneficial owner of shares of MSLO common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon MSLO (as the surviving entity). MSLO has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previously written demand for appraisal. MSLO has no present intent to file an appraisal petition, and stockholders seeking to exercise appraisal rights should not assume that MSLO (as the surviving entity) will file such a petition or that it will initiate any negotiations with respect to the fair value of such shares of MSLO common stock. Accordingly, stockholders who desire to have their shares of MSLO common stock appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

The costs of the appraisal action may be determined by the Delaware Court of Chancery and made payable by the parties as the Court deems equitable. The Court also may order that all or a portion of the expenses incurred by any stockholder in connection with an appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to us, MSLO will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of MSLO common stock and with whom agreements as to the value of their shares of MSLO common stock have not been reached by MSLO (as the surviving entity). After notice to dissenting stockholders who demanded appraisal of their shares of MSLO common stock, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the stockholders who have demanded appraisal for their shares of MSLO common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

Within 120 days after the effective time, any stockholder (including any beneficial owner of shares entitled to appraisal rights) that has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from MSLO (as the surviving entity) a statement setting forth the aggregate number of shares of MSLO common stock not voted in favor of the mergers and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those shares. These statements must be mailed to the stockholder within 10 days after a written request by such stockholder for the information has been received by MSLO (as the surviving entity), or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later.

After determination of the stockholders entitled to appraisal of their shares of MSLO common stock, the Delaware Court of Chancery will appraise the shares of MSLO common stock, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the mergers, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the mergers and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the stockholders entitled to receive the same, upon surrender by such stockholders of their certificates and book-entry shares.

In determining the fair value of the shares of MSLO common stock, the Delaware Court of Chancery is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the shares of MSLO common stock, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. MSLO may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of MSLO common stock is less than the merger consideration. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the merger consideration.

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Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the mergers.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the mergers and not the product of speculation, may be considered.” In view of the complexity of Section 262 of the DGCL, stockholders who may wish to dissent from the mergers and pursue appraisal rights should consult their legal advisors.

Any MSLO stockholder who has duly demanded and perfected an appraisal in compliance with Section 262 of the DGCL will not, after the effective time of the mergers, be entitled to vote his or her shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of MSLO common stock as of a date prior to the effective time of the mergers.

If you desire to exercise you appraisal rights, you must not vote for the adoption of the merger agreement and you must strictly comply with the procedures set forth in Section 262 of the DGCL.

Failure to take any required step in connection with the exercise of appraisal rights will result in the termination or waiver of such rights.

Appraisal Rights of Sequential Stockholders

Holders of Sequential common stock do not have appraisal rights related to the mergers under the DGCL.

LEGAL MATTERS

The validity of the shares of Holdings common stock to be issued in the mergers will be passed upon by Gibson, Dunn & Crutcher LLP. Certain U.S. federal income tax consequences relating to the mergers will also be passed upon for Sequential by Gibson, Dunn & Crutcher LLP and for MSLO by Debevoise & Plimpton LLP.

EXPERTS

Sequential

The consolidated financial statements of Sequential Brands Group, Inc. and its subsidiaries appearing in Sequential Brands Group, Inc.’s Annual Report on Form 10-K for the years ended December 31, 2014 and 2013, and the effectiveness of Sequential Brands Group, Inc.’s internal control over financial reporting as of December 31, 2014 have been audited by CohnReznick LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment of the effectiveness of Sequential Brands Group, Inc.’s internal control over financial reporting as of December 31, 2014 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Sequential Brands Group, Inc. and its subsidiaries as of and for the year ended December 31, 2012, incorporated by reference in this prospectus and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

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MSLO

The consolidated financial statements of Martha Stewart Living Omnimedia, Inc. appearing in Martha Stewart Living Omnimedia, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2014 (including the schedule appearing therein), and the effectiveness of Martha Stewart Living Omnimedia, Inc.'s internal control over financial reporting as of December 31, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2014 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Galaxy Brand Holdings, Inc. and Galaxy Brands, LLC

The consolidated financial statements of Galaxy Brand Holdings, Inc. and subsidiaries for the period from May 13, 2013 (inception) to December 31, 2013, and the consolidated financial statements of Galaxy Brands, LLC and subsidiaries for the period from January 1, 2013 to May 13, 2013, incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports included therein. Such consolidated financial statements are incorporated by reference herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Galaxy Brands LLC and its subsidiary as of and for the year ended December 31, 2012, incorporated herein by reference, have been so incorporated by reference in reliance upon the report of Hecht and Company, P.C., independent auditor, upon the authority of said firm as experts in accounting and auditing in giving said report.

With You, Inc. and Corny Dog, Inc.

The combined financial statements of With You, Inc. and Corny Dog, Inc. as of and for the years ended December 31, 2014, 2013 and 2012, incorporated herein by reference, have been so incorporated by reference in reliance upon the report of CohnReznick LLP, independent auditor, upon the authority of said firm as experts in accounting and auditing.

Joe’s Jeans Licensing

The combined financial statements of Joe’s Jeans Licensing as of and for the years ended November 30, 2014, 2013 and 2012, incorporated herein by reference, have been so incorporated in reliance upon the report of CohnReznick LLP, independent auditor, upon the authority of said firm as experts in accounting and auditing.

FUTURE STOCKHOLDER OR STOCKHOLDER PROPOSALS

Sequential

Sequential will hold an annual meeting in 2016 only if the mergers have not already been completed by, or shortly after, the time at which Sequential’s 2016 annual meeting would normally take place. If the annual meeting of stockholders is held, a stockholder who desires for their proposal or nomination to be included in the proxy statement and voted on at the 2016 annual meeting of stockholders must deliver such proposal to Sequential’s corporate headquarters on or before December 18, 2015. In order for any business not included in the proxy statement for the 2016 annual meeting to be brought before the meeting by a stockholder entitled to vote at the meeting, the stockholder must, in accordance with Sequential’s bylaws and SEC rules and regulations, give timely written notice to Sequential’s Corporate Secretary at its principal offices no earlier than the close of business on January 28, 2016, and no later than the close of business on February 28, 2016 except that if the 2016 annual meeting is not scheduled to be held within a period that commences April 27, 2015 and ends July 26, 2016, a stockholder’s notice will be timely if delivered no earlier than 120 days prior to the annual meeting and by the later of  (a) the tenth day following the day of the public announcement of the date of the annual meeting or (b) the date which is 90 days prior to the date of the annual meeting.

MSLO

MSLO has postponed its 2015 annual meeting and will hold an annual meeting in 2015 only if the mergers will not be completed by, or shortly after, December 31, 2015. If the annual meeting of stockholders is held, stockholders who desires for their proposal to be included in the proxy statement and voted on at the 2015 annual meeting, must deliver such proposal to MSLO’s principal executive offices a reasonable time before MSLO begins to print and send its proxy materials. If the annual meeting of stockholders is held, a stockholder who desires to present a proposal or nomination for consideration at the 2015 annual meeting of stockholders must, in accordance with MSLO’s bylaws, deliver the proposal or nomination in proper written form to MSLO’s Corporate Secretary at its principal executive office not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of (a) the 60th day prior to such annual meeting or (b) the 10th day following the day on which public announcement of the date of such meeting is first made by MSLO.

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OTHER MATTERS

As of the date of this combined statement/prospectus, the MSLO Board of Directors does not know of any matters that will be presented for consideration at the MSLO special meeting other than as described in this combined statement/prospectus. If any other matters come before the meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

HOUSEHOLDING

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for information and proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single information and proxy statement or annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies.

Sequential has instituted householding for stockholders of record. Once you have received a householding notice from your broker or Sequential, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, a Sequential stockholder wishes to receive a separate copy of this information statement, free of charge, or if you wish to receive separate copies of future annual reports or proxy materials, please mail your request to Sequential Brands Group, Inc., 5 Bryant Park, 30th Floor, New York, New York 10018, attention: Investor Relations, or call us at (646) 564-2577.

MSLO has instituted householding for stockholders of record. If you are a MSLO stockholder of record and wish to receive a separate proxy statement, or if your household is receiving multiple sets of these documents and would prefer to receive only one set, please contact Broadridge by telephone at 1-800-542-1061 or by mail at Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, N.Y. 11717. MSLO stockholders owning their shares through a bank, broker, or other nominee may request to discontinue or begin householding by contacting their bank, broker or nominee. MSLO stockholders can also request additional copies by sending a written request to the Corporate Secretary, Martha Stewart Living Omnimedia, Inc., 601 West 26th St., New York, New York 10001.

WHERE YOU CAN FIND MORE INFORMATION

Sequential and MSLO file annual, quarterly and current reports, information and proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including Sequential and MSLO, which file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult Sequential’s or MSLO’s respective websites under the “Investor Relations” links for more information concerning the mergers described in this combined statement/prospectus. Sequential’s website is http://sequentialbrandsgroup.com/. MSLO’s website is http://www.marthastewart.com/. The information contained on the websites of Sequential, MSLO and the SEC (except for the filings described below) is not incorporated by reference into this combined statement/prospectus.

Holdings has filed with the SEC a registration statement on Form S-4 to register with the SEC the Holdings common stock to be issued to Sequential stockholders and MSLO stockholders in the mergers. This combined statement/prospectus is a part of that registration statement and constitutes a prospectus of Holdings in addition to being an information statement of Sequential and a proxy statement of MSLO for the MSLO special meeting. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

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In addition, the SEC allows Sequential and MSLO to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this combined statement/prospectus, except for any information that is superseded by information included directly in this combined statement/prospectus.

This combined statement/prospectus incorporates by reference the documents listed below that Sequential has previously filed or will file with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about Sequential, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (including the portions of its information and proxy statement on Schedule 14A filed April 16, 2015 incorporated by reference therein);

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015; and

•	Current Reports on Form 8-K, dated April 7, 2015, April 14, 2015, May 27, 2015, June 22, 2015, June 23, 2015 and September 14, 2015, and Current Reports on Form 8-K/A, dated June 24, 2015, September 28, 2015 and October 13, 2015.

In addition, Sequential incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of this combined statement/prospectus and prior to the effective time of the mergers. Such documents are considered to be a part of this combined statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above, or from Sequential by requesting them in writing or by telephone at the following address:

Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, New York 10018
Attention: Investor Relations
Telephone: (646) 564-2577

These documents are available from Sequential without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this combined statement/prospectus forms a part.

This combined statement/prospectus also incorporates by reference the documents listed below that MSLO has previously filed or will file with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about MSLO, its financial condition and other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as amended by the Form 10-K/A filed on April 27, 2015;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2015 and June 30, 2015; and

•	Current Reports on Form 8-K, dated June 22, 2015 and June 24, 2015.

In addition, MSLO incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) after the date of this combined statement/prospectus and prior to the date of the MSLO special meeting. Such documents are considered to be a part of this combined statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

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You can obtain any of the documents listed above from the SEC, through the SEC’s website at the address described above, or from MSLO by requesting them in writing or by telephone at the following address:

Martha Stewart Living Omnimedia, Inc.
601 West 26th Street, 9th Floor
New York, NY 10001
(212) 827-8000

These documents are available from MSLO without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this combined statement/prospectus forms a part.

If you are a stockholder of MSLO and would like to request documents, please do so at least five business days before the MSLO special meeting to receive them before the MSLO special meeting. If you request any documents from Sequential or MSLO, Sequential or MSLO will mail them to you by first class mail, or another equally prompt means, within one business day after Sequential or MSLO receives your request.

This combined statement/prospectus is a prospectus of Holdings and is an information statement of Sequential and a proxy statement of MSLO for the MSLO special meeting. You should rely only on the information contained or incorporated by reference in this combined statement/prospectus. Neither Sequential nor MSLO has authorized anyone to give any information or make any representation about the mergers or Sequential or MSLO that is different from, or in addition to, that contained in this combined statement/prospectus or in any of the materials that Sequential or MSLO has incorporated by reference into this combined statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this combined statement/prospectus speaks only as of the date of this combined statement/prospectus, and the information contained in any of the materials that Sequential or MSLO has incorporated by reference into this combined statement/prospectus speaks only as of the date of such materials, unless the information specifically indicates that another date applies. Neither our mailing of this combined statement/prospectus to Sequential stockholders or MSLO stockholders, nor the issuance by Holdings of shares of common stock pursuant to the mergers, will create any implication to the contrary.

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Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

MARTHA STEWART LIVING OMNIMEDIA, INC.,

MADELINE MERGER SUB, INC.,

SEQUENTIAL BRANDS GROUP, INC.,

SINGER MERGER SUB, INC.,

and

SINGER MADELINE HOLDINGS, INC.

DATED AS OF JUNE 22, 2015

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of June 22, 2015, is by and among Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“MSLO”), Madeline Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of TopCo (“Madeline Merger Sub”), Sequential Brands Group, Inc., a Delaware corporation (“Sequential”), Singer Merger Sub, Inc., a Delaware corporation and wholly owned Subsidiary of TopCo (“Singer Merger Sub” and, together with Madeline Merger Sub, Inc., the “Merger Subs”), and Singer Madeline Holdings, Inc., a Delaware corporation (“TopCo”).

WITNESSETH:

WHEREAS, the respective Boards of Directors of MSLO and Sequential deem it advisable and in the best interests of each corporation and its respective stockholders that MSLO and Sequential engage in a business combination upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of MSLO, acting upon the recommendation of a special committee comprised solely of independent directors (the “Special Committee”) has approved entry into this Agreement and the merger of Madeline Merger Sub with and into MSLO (the “MSLO Merger”), with MSLO continuing as the surviving corporation and a wholly owned subsidiary of TopCo (the “MSLO Surviving Corporation”), pursuant to which each share of Class A common stock, par value $.01 per share, of MSLO (the “MSLO Class A Common Stock”), and Class B common stock, par value $.01 per share, of MSLO (the “MSLO Class B Common Stock” and collectively with the MSLO Class A Common Stock, the “MSLO Common Stock”) shall be converted into the right to receive shares of common stock, par value $0.01 per share of TopCo (the “TopCo Common Stock”) and/or cash, in each case upon the terms and subject to the conditions set forth in this Agreement, and has directed that this Agreement be submitted to stockholders and recommended to holders of MSLO Common Stock that they adopt and approve this Agreement in accordance with the DGCL on the terms and conditions set forth herein;

WHEREAS, the Board of Directors of Sequential has approved this Agreement and the merger of Singer Merger Sub with and into Sequential (the “Sequential Merger” and, together with the MSLO Merger, the “Mergers”), with Sequential continuing as the surviving corporation and a wholly owned subsidiary of TopCo (the “Sequential Surviving Corporation”), pursuant to which each share of common stock, par value $.001 per share, of Sequential (the “Sequential Common Stock”) shall be converted into the right to receive shares of TopCo Common Stock, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, Sequential and MSLO desire to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers;

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WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers will qualify as a transaction described in Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of Sequential to enter into this Agreement, certain stockholders of MSLO (the “MSLO Supporting Stockholders”) are entering into a voting and support agreement with Sequential substantially in the form attached hereto as Exhibit A (the “MSLO Support Agreement”), pursuant to which, among other things, the MSLO Supporting Stockholders have irrevocably agreed, subject to the terms of the MSLO Support Agreement, to vote all shares of MSLO Common Stock owned by such stockholders in favor of the MSLO Merger; and

WHEREAS, immediately following the execution and delivery of this Agreement, certain stockholders of Sequential will be executing and delivering to MSLO a written consent pursuant to which such holders shall adopt and approve this Agreement in accordance with Section 228 and Section 251(c) of the DGCL (as defined below), substantially in the form attached hereto as Exhibit B.

NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I
THE MERGERS

1.1          The Mergers.

(a)          On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL” ), Madeline Merger Sub shall be merged with and into MSLO at the MSLO Effective Time. Following the MSLO Effective Time, the separate corporate existence of Madeline Merger Sub shall cease, and MSLO shall continue as the surviving corporation in the MSLO Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Madeline Merger Sub in accordance with the DGCL.

(b)          On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Singer Merger Sub shall be merged with and into Sequential at the Sequential Effective Time. Following the Sequential Effective Time, the separate corporate existence of Singer Merger Sub shall cease, and Sequential shall continue as the surviving corporation in the Sequential Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Singer Merger Sub in accordance with the DGCL.

(c)          In connection with the Mergers, TopCo shall take such actions as may be necessary to reserve, prior to the Mergers, a sufficient number of shares of TopCo Common Stock to permit the issuance of shares of TopCo Common Stock to the holders of shares of MSLO Common Stock and Sequential Common Stock as of the Effective Time in accordance with the terms of this Agreement.

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1.2          Closing. The closing (the “Closing”) of the Mergers shall take place at 10:00 a.m., Eastern time, on the second business day after satisfaction or waiver of all of the conditions set forth in ARTICLE VII (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions), at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, New York 10166, unless another time, date or place is agreed to in writing by the parties hereto (the date on which the Closing actually occurs shall be referred to as the “Closing Date”).

1.3          Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Mergers to be consummated substantially concurrently with each other by filing with the Secretary of State of the State of Delaware (a) a Certificate of Merger (the “Sequential Certificate of Merger”) with respect to the Sequential Merger, and (b) a Certificate of Merger (the “MSLO Certificate of Merger”) with respect to the MSLO Merger, each duly executed and completed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL. The Sequential Merger shall become effective at such time on the Closing Date as the Sequential Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as MSLO and Sequential shall agree and specify in the Sequential Certificate of Merger (such time as the Sequential Merger becomes effective being the “Sequential Effective Time”). The MSLO Merger shall become effective at such time as the MSLO Certificate of Merger is duly filed with the Delaware Secretary of State or at such other time as MSLO and Sequential shall agree and specify in the MSLO Certificate of Merger, provided that the MSLO Merger shall not become effective until the Sequential Effective Time (such time as the MSLO Merger becomes effective being the “MSLO Effective Time”, and such time as the Mergers become effective being the “Effective Time”).

1.4          Effects.  The Mergers shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, (i) upon the consummation of the MSLO Merger, all the property, rights, privileges, powers and franchises of Madeline Merger Sub shall vest in MSLO, and all debts, liabilities and duties of Madeline Merger Sub shall become the debts, liabilities and duties of MSLO and (ii) upon the consummation of the Sequential Merger, all the property, rights, privileges, powers and franchises of Singer Merger Sub shall vest in Sequential, and all debts, liabilities and duties of Singer Merger Sub shall become the debts, liabilities and duties of Sequential.

1.5          Organizational Documents.

(a)          MSLO Certificate of Incorporation and Bylaws. Upon the consummation of the MSLO Merger, (i) the certificate of incorporation of the MSLO Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit C, and as so amended and restated, will be the certificate of incorporation of the MSLO Surviving Corporation and (ii) the bylaws of the MSLO Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit D, and as so amended and restated, will be the bylaws of the MSLO Surviving Corporation.

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(b)          Sequential Certificate of Incorporation and Bylaws. Upon the consummation of the Sequential Merger, (i) the certificate of incorporation of the Sequential Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit E, and as so amended and restated, will be the certificate of incorporation of the Sequential Surviving Corporation and (ii) the bylaws of the Sequential Surviving Corporation shall be amended and restated to read in its entirety as set forth in Exhibit F, and as so amended and restated, will be the bylaws of the Sequential Surviving Corporation.

(c)          TopCo Certificate of Incorporation and Bylaws; Name. As of the Closing, the certificate of incorporation and bylaws of TopCo shall remain the certificate of incorporation and bylaws of TopCo, until thereafter amended as provided therein or by applicable Law, except that TopCo’s name shall be changed to “Sequential Brands Group, Inc.”

1.6          Directors and Officers.

(a)          MSLO Surviving Corporation Directors and Officers. The directors and officers of Madeline Merger Sub immediately prior to the consummation of the MSLO Merger shall be the directors and officers of the MSLO Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(b)          Sequential Surviving Corporation Directors and Officers. The directors and officers of Singer Merger Sub immediately prior to the consummation of the Sequential Merger shall be the directors and officers of the Sequential Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(c)          TopCo Directors and Officers. As of the Closing, the directors and officers of TopCo shall be the individuals listed in Section 1.6(c) of the Sequential Disclosure Schedule, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

1.7           Reservation of Right to Change Structure.  Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, Sequential and MSLO may, with the prior written consent of the other party in its sole discretion, and to the extent permitted by applicable Law, at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that they deem such a change to be desirable; provided, that (A) any such change shall not affect the U.S. federal income tax consequences of the MSLO Merger to holders of MSLO Common Stock and (B) no such change shall (i) alter or change the amount or kind of the consideration to be issued to holders of MSLO Common Stock or Sequential Common Stock as Merger Consideration, (ii) adversely affect the rights of the holders of MSLO Equity Awards, or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement. In the event Sequential and MSLO elect to make such a change pursuant to this Section 1.7, the parties agree to execute appropriate documents to reflect such change.

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ARTICLE II
EFFECT ON CAPITAL STOCK AND EQUITY AWARDS;
PAYMENT PROCEDURES

2.1          Effect on Capital Stock and Equity Awards of MSLO and Sequential.

(a)          Conversion of MSLO Common Stock and Madeline Merger Sub Common Stock. As of the MSLO Effective Time, by virtue of the MSLO Merger and without any action on the part of MSLO, TopCo, Madeline Merger Sub or the holders of any shares of MSLO Common Stock (or options thereon) or TopCo Common Stock:

(i)          Each issued and outstanding share of MSLO Common Stock (other than any shares of MSLO Common Stock to be canceled pursuant to Section 2.1(c) and subject to Section 2.1(f)) shall be converted into the right to receive (A) in the case of a share of MSLO Common Stock with respect to which an election to receive cash (a “Cash Election”) has been properly made and not revoked or lost pursuant to Section 2.3 (each, a “Cash Election Share”), $6.15 in cash, without interest (the “MSLO Cash Consideration”), (B) in the case of a share of MSLO Common Stock with respect to which an election to receive stock (a “Stock Election”) has been properly made and not revoked or lost pursuant to Section 2.3 (each, a “Stock Election Share”), a number of fully paid and nonassessable shares of TopCo Common Stock, together with cash in lieu of fractional shares of TopCo Common Stock as specified below, without interest, equal to the quotient determined by dividing (x) the MSLO Cash Consideration by (y) the Sequential Trading Price (the “MSLO Stock Consideration” and, together with the MSLO Cash Consideration, the “MSLO Merger Consideration”) or (C) in the case of a share of MSLO Common Stock with respect to which neither a Cash Election nor a Stock Election has been properly made and not revoked or lost pursuant to Section 2.3 (each, a “Non-Election Share”), the MSLO Cash Consideration or the MSLO Stock Consideration or a combination of both, subject in each case to Section 2.4. As of the MSLO Effective Time, all such shares of MSLO Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the MSLO Effective Time, each holder of a certificate or book-entry share representing any shares of MSLO Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, subject to Section 2.1(f), the MSLO Merger Consideration in accordance with Section 2.2.

(ii)         Each share of common stock of Madeline Merger Sub issued and outstanding immediately prior to the MSLO Effective Time shall be converted into one fully paid and nonassessable share of the common stock of the MSLO Surviving Corporation.

(iii)        The “Sequential Trading Price” shall mean the volume weighted average price per share of Sequential Common Stock on the NASDAQ Stock Market (“Nasdaq”) for the consecutive period over the five trading days ending on the trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP”.

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(iv)        The aggregate MSLO Cash Consideration received by each MSLO Holder will be rounded to the nearest whole cent.

(b)          Conversion of Sequential Common Stock and Singer Merger Sub Common Stock. As of the Sequential Effective Time, by virtue of the Sequential Merger and without any action on the part of Sequential, TopCo, Singer Merger Sub or the holders of any shares of Sequential Common Stock (or options thereon) or TopCo Common Stock:

(i)          Each issued and outstanding share of Sequential Common Stock (other than any shares of Sequential Common Stock to be canceled pursuant to Section 2.1(c)) shall be converted into the right to receive one fully paid and nonassessable share of TopCo Common Stock (the “Sequential Merger Consideration” and, together with the MSLO Merger Consideration, the “Merger Consideration”). Such exchange ratio shall be referred to herein as the “Sequential Exchange Ratio”. As of the Sequential Effective Time, all such shares of Sequential Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. As of the Sequential Effective Time, each holder of a certificate or book-entry share representing any shares of Sequential Common Stock shall cease to have any rights with respect thereto, except the right to receive, upon the surrender thereof, the Sequential Merger Consideration in accordance with Section 2.2.

(ii)         Each share of common stock of Singer Merger Sub issued and outstanding immediately prior to the Sequential Effective Time shall be converted into one fully paid and nonassessable share of the common stock of the Sequential Surviving Corporation.

(c)          Cancellation of Treasury Shares. Each share of MSLO Common Stock held in the treasury of MSLO immediately prior to the MSLO Effective Time, and each share of Sequential Common Stock held in the treasury of Sequential immediately prior to the Sequential Effective Time, shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d)          Treatment of MSLO Equity Awards.

(i)          Each outstanding option to acquire shares of MSLO Common Stock that is subject solely to a time-based condition (a “MSLO Stock Option”), whether vested or unvested, that is outstanding immediately prior to the MSLO Effective Time shall, as of the MSLO Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and, in exchange therefor, the holder will be entitled to receive a cash payment equal to the product of (A) the number of shares of MSLO Common Stock for which such MSLO Stock Option is exercisable and (B) the excess of the MSLO Cash Consideration over the per share exercise price of such MSLO Stock Option. In addition to the foregoing amounts, to the extent that any such MSLO Stock Option that was granted pursuant to an employment agreement requirement and is identified on Section 2.1(d)(i) of the MSLO Disclosure Schedule as having also been subject to a performance vesting condition that has been satisfied and having included a minimum post-termination exercise period of 18 months, the holder of such MSLO Stock Option shall receive the further consideration (which shall be payable in the form) specified in such section of the MSLO Disclosure Schedule. The amounts described in this Section 2.1(d)(i) shall be deemed to have been paid in full satisfaction of all rights pertaining to such MSLO Stock Options; provided, that if the exercise price per share of any such MSLO Stock Option is equal to or greater than the MSLO Cash Consideration, such MSLO Stock Option shall be cancelled without any payments being made or other consideration being delivered in respect thereof.

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(ii)         Each outstanding option to acquire shares of MSLO Common Stock that is subject to performance-based vesting conditions (a “MSLO Performance Stock Option”) and that is outstanding immediately prior to the Effective Time and vested as of the Effective Time (taking into account the next-following sentence) shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and, in exchange therefor, the holder will be entitled to receive a cash payment equal to the product of (A) the number of shares of MSLO Common Stock for which such MSLO Performance Stock Option is exercisable and (B) the excess of the MSLO Cash Consideration over the per share exercise price of such MSLO Performance Stock Option. Each unvested MSLO Performance Stock Option shall vest at the Effective Time, unless and to the extent that the specified stock price condition(s) at which such MSLO Performance Stock Option would have become vested in the ordinary course, as specified in the applicable award agreement, are higher than the MSLO Cash Consideration. MSLO Performance Stock Options that remain unvested at the Effective Time pursuant to the preceding sentence shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and in exchange thereof, all such MSLO Performance Stock Options held by any single holder shall collectively be converted into and thereafter evidence the right to receive a cash payment in the amount set forth on Section 2.1(d)(ii) of the MSLO Disclosure Schedule next to such holder’s name. The amounts described in this Section 2.1(d)(ii) shall be deemed to have been paid in full satisfaction of all rights pertaining to such MSLO Performance Stock Options.

(iii)        Each award of restricted stock units corresponding to shares of MSLO Common Stock that is subject solely to a time-based vesting condition (a “MSLO RSU Award”) and that is outstanding immediately prior to the MSLO Effective Time shall, as of the MSLO Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive a cash payment equal to the MSLO Cash Consideration for each share of MSLO Common Stock subject to such MSLO RSU Award.

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(iv)        Each award of restricted stock units corresponding to shares of MSLO Common Stock that is subject to performance-based vesting conditions (a “MSLO Performance RSU Award”) and that is outstanding immediately prior to the MSLO Effective Time and becomes vested pursuant to the next-following sentence shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and converted into the right to receive a cash payment equal to the MSLO Cash Consideration for each share of MSLO Common Stock subject to such MSLO Performance RSU Award. Each unvested MSLO Performance RSU Award shall vest at the MSLO Effective Time, unless and to the extent that the specified stock price condition(s) at which such MSLO Performance RSU Award would have become vested in the ordinary course, as specified in the applicable award agreement, are higher than the MSLO Cash Consideration. MSLO Performance RSU Awards that remain unvested at the MSLO Effective Time pursuant to the preceding sentence shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be cancelled and in exchange thereof, all such MSLO Performance RSU Awards held by any single holder shall collectively be converted into and thereafter evidence the right to receive a cash payment in the amount set forth on Section 2.1(d)(iv) of the MSLO Disclosure Schedule next to such holder’s name. The amounts described in this Section 2.1(d)(iv) that are payable in respect to MSLO Performance RSU Awards shall be deemed to have been paid in full satisfaction of all rights pertaining to such MSLO Performance RSU Awards.

(v)         Prior to the MSLO Effective Time, the Board of Directors of MSLO or the appropriate committee thereof shall adopt resolutions providing for the treatment of the MSLO Stock Options, MSLO Performance Stock Options, MSLO RSU Awards and MSLO Performance RSU Awards (collectively, the “MSLO Equity Awards”) as contemplated by this Section 2.1(d). TopCo, MSLO and Sequential shall cooperate to provide any required notices to the holders of MSLO Equity Awards required in connection with the consummation of the Mergers.

(vi)        The aggregate cash payment made to each holder of MSLO Stock Options, MSLO Performance Stock Options, MSLO RSU Awards and/or MSLO Performance RSU Awards contemplated by this Section 2.1(d) will be rounded to the nearest whole cent. Any payments made with respect to the MSLO Equity Awards shall be made by the MSLO Surviving Corporation through payroll promptly after the Effective Time.

(e)          Treatment of Sequential Equity Awards and Warrants.

(i)          Each outstanding option to acquire shares of Sequential Common Stock (a “Sequential Stock Option”), whether vested or unvested, that is outstanding immediately prior to the Sequential Effective Time shall, as of the Sequential Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Sequential Effective Time, (A) that number of shares of TopCo Common Stock, rounded down to the nearest whole share, equal to the product determined by multiplying (x) the total number of shares of Sequential Common Stock subject to such Sequential Stock Option immediately prior to the Sequential Effective Time by (y) the Sequential Exchange Ratio, (B) at a per-share exercise price, rounded up to the nearest whole cent, equal to the quotient determined by dividing (x) the exercise price per share of Sequential Common Stock at which such Sequential Stock Option was exercisable immediately prior to the Sequential Effective Time by (y) the Sequential Exchange Ratio.

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(ii)         Each award of restricted stock units corresponding to shares of Sequential Common Stock (a “Sequential RSU Award”), whether vested or unvested, that is outstanding immediately prior to the Sequential Effective Time shall, as of the Sequential Effective Time, automatically and without any action on the part of the holder thereof, be converted into a TopCo restricted stock unit award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Sequential Effective Time, with respect to a number of shares of TopCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential Common Stock subject to such Sequential RSU Award immediately prior to the Sequential Effective Time by the Sequential Exchange Ratio. To the extent that the Sequential RSU Awards vest in whole or in part based on the achievement of performance goals, the compensation committee of the Sequential Board shall appropriately adjust such performance goals to reflect the effect of the transactions contemplated by this Agreement.

(iii)        Each unvested award of restricted Sequential Common Stock (a “Sequential Restricted Stock Award”) that is outstanding immediately prior to the Sequential Effective Time shall, as of the Sequential Effective Time, automatically and without any action on the part of the holder thereof, be converted into a TopCo restricted stock award on the terms and conditions (including applicable vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Sequential Effective Time, with respect to a number of shares of TopCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential Common Stock subject to such Sequential Restricted Stock Award immediately prior to the Sequential Effective Time by the Sequential Exchange Ratio. To the extent that the Sequential Restricted Stock Awards vest in whole or in part based on the achievement of performance goals, the compensation committee of the Sequential Board shall appropriately adjust such performance goals to reflect the effect of the transactions contemplated by this Agreement.

(iv)        Each warrant to purchase any shares of Sequential Common Stock or other equity interests (a “Sequential Warrant”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, be converted into a warrant to purchase shares of TopCo Common Stock on the terms and conditions (including applicable strike price and vesting requirements) under the applicable plan and award agreement in effect immediately prior to the Effective Time, with respect to a number of shares of TopCo Common Stock, rounded up to the nearest whole share, determined by multiplying the number of shares of Sequential Common Stock subject to such Sequential Warrant immediately prior to the Effective Time by the Sequential Exchange Ratio. TopCo and Sequential shall cooperate to provide any required notices to the holders of Sequential Equity Awards and Sequential Warrants required in connection with the consummation of the Mergers.

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(v)         Prior to the Sequential Effective Time, the Sequential Board or the appropriate committee thereof shall adopt resolutions providing for the treatment of (i) the Sequential Stock Options, Sequential RSU Awards and Sequential Restricted Stock Awards (collectively, the “Sequential Equity Awards”) and (ii) the Sequential Warrants, each as contemplated by this Section 2.1(e). As soon as practicable after the Sequential Effective Time, TopCo shall prepare and file with the SEC a Form S-8 (or file such other appropriate form) registering a number of shares of TopCo Common Stock necessary to fulfill TopCo’s obligations under this Section 2.1(e). TopCo shall take all corporate action necessary to reserve for issuance a sufficient number of shares of TopCo Common Stock for delivery with respect to the Sequential Equity Awards and Sequential Warrants assumed by it in accordance with this Section 2.1(e). TopCo and Sequential shall cooperate to provide any required notices to the holders of Sequential Equity Awards and Sequential Warrants required in connection with the consummation of the Mergers.

(f)          Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of MSLO Common Stock issued and outstanding immediately prior to the MSLO Effective Time that are held by any holder who has not voted in favor of the MSLO Merger and who is entitled to demand and properly demands appraisal of such shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the MSLO Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of MSLO Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the MSLO Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the MSLO Merger Consideration in accordance with Section 2.1(a). Notwithstanding anything to the contrary in this Section 2.1(f), if this Agreement is terminated prior to the Effective Time, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL will cease. MSLO shall serve prompt notice to Sequential of any demands for appraisal of any shares of MSLO Common Stock, attempted withdrawals of such notices or demands and any other instruments received by MSLO relating to rights to appraisal, and Sequential shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. MSLO shall not, without the prior written consent of Sequential, make any payment with respect to, settle or offer to settle any such demands, and prior to the Effective Time, Sequential shall not, without the prior written consent of MSLO (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, settle or offer to settle, any such demands.

2.2          Exchange of Shares and Certificates.

(a)          Exchange Agent. No later than five Business Days prior to the mailing of the Proxy Statement/Prospectus, Sequential shall designate a bank, trust company or nationally recognized shareholder services provider reasonably acceptable to MSLO (the “Exchange Agent”), for the purpose of receiving Elections and exchanging, in accordance with this ARTICLE II, Certificates and Book-Entry Shares for the Merger Consideration. Prior to the Effective Time, TopCo shall deposit, or cause to be deposited, with the Exchange Agent, as needed, the Merger Consideration to be delivered in respect of the number of shares of TopCo Common Stock issuable pursuant to Section 2.1 in exchange for outstanding shares of MSLO Common Stock and shares of Sequential Common Stock. In addition, at or prior to the MSLO Effective Time, Sequential shall deposit, or cause to be deposited, with the Exchange Agent for the benefit of the holders of shares of MSLO Common Stock at the MSLO Effective Time, for exchange in accordance with this ARTICLE II, immediately available funds equal to the aggregate MSLO Cash Consideration (other than in respect of any Dissenting Shares), including any additional amounts necessary to fund the adjustment set forth in Section 2.1(a)(iv). In addition, Sequential shall deposit with the Exchange Agent, as necessary from time to time after the Effective Time, cash in lieu of any fractional shares payable pursuant to Section 2.2(e). All shares of TopCo Common Stock and cash deposited with the Exchange Agent pursuant to this Section 2.2 shall be referred to herein as the “Exchange Fund”. Sequential shall instruct the Exchange Agent to timely pay the Merger Consideration in accordance with this Agreement.

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(b)          Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail (1) to each holder of record of a certificate (a “Sequential Certificate”) that immediately prior to the Sequential Effective Time represented outstanding shares of Sequential Common Stock and (2) to each holder of record of a certificate (a “MSLO Certificate” and, together with a Sequential Certificate, a “Certificate”) that immediately prior to the MSLO Effective Time represented outstanding shares of MSLO Common Stock, in each case whose shares were converted into the right to receive the applicable Merger Consideration, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(j)) to the Exchange Agent, and which shall be in such form and have such other provisions as agreed among the parties hereto) and (ii) instructions for use in effecting the surrender of the Certificates or affidavits of loss in exchange for the applicable Merger Consideration. Upon surrender of a Certificate for cancellation or affidavit of loss to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate or affidavit of loss shall be entitled to receive in exchange therefor that number of whole shares of TopCo Common Stock and/or cash, as applicable, that such holder has the right to receive pursuant to the provisions of this ARTICLE II, and the Certificate or affidavit of loss so surrendered shall forthwith be canceled. Promptly after the Effective Time and in any event not later than the third Business Day thereafter, Sequential shall cause the Exchange Agent to issue and deliver to each holder of uncertificated shares of Sequential Common Stock represented by book-entry (the “Sequential Book-Entry Shares”) and uncertificated shares of MSLO Common Stock represented by book-entry (the “MSLO Book-Entry Shares” and, together with the Sequential Book-Entry Shares, the “Book-Entry Shares”) the applicable Merger Consideration that such holder is entitled to pursuant to the provisions of this ARTICLE II in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent, and such Book-Entry Shares shall then be cancelled. No interest shall be paid or shall accrue for the benefit of holders of Certificates or Book-Entry Shares on the applicable Merger Consideration payable. If any portion of the applicable Merger Consideration is to be registered in the name of a person other than the person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration of such Merger Consideration that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such delivery of the applicable Merger Consideration shall pay to the Exchange Agent any transfer or other taxes required by reason of such registration in the name of a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration.

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(c)          Distributions with Respect to Unexchanged Shares. All TopCo Common Stock to be paid as a portion of the Merger Consideration shall be deemed issued and outstanding as of the Effective Time. No dividends or other distributions declared or made with respect to TopCo Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to any shares of TopCo Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e), in each case until the surrender of such Certificate or Book-Entry Share in accordance with this ARTICLE II. Subject to the effect of applicable Law, following surrender of any such Certificate or Book-Entry Share, there shall be paid to the holder of shares of TopCo Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of TopCo Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of TopCo Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of TopCo Common Stock.

(d)          No Further Ownership Rights in Sequential Common Stock and MSLO Common Stock. All shares of TopCo Common Stock issued and cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this ARTICLE II (including any cash paid pursuant to Section 2.2(e)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Sequential Common Stock or MSLO Common Stock, as applicable, theretofore represented by such Certificates or Book-Entry Shares, subject, however, to the obligation of TopCo to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by Sequential or MSLO, as applicable, on such shares of Sequential Common Stock or MSLO Common Stock in accordance with the terms of this Agreement and that remain unpaid at the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Sequential Surviving Corporation of the shares of Sequential Common Stock, or the MSLO Surviving Corporation of the shares of MSLO Common Stock, that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to TopCo or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this ARTICLE II, except as otherwise provided by Law.

(e)          Fractional Shares.

(i)          No certificates representing fractional shares of TopCo Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of TopCo.

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(ii)         Notwithstanding any other provision of this Agreement, each holder of shares of MSLO Common Stock converted pursuant to the MSLO Merger who would otherwise have been entitled to receive a fraction of a share of TopCo Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fraction as determined below. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of TopCo Common Stock delivered to the Exchange Agent by TopCo for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of TopCo Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on Nasdaq all in the manner provided herein.

(iii)        The sale of the Excess Shares by the Exchange Agent shall be executed on Nasdaq and shall be executed in round lots to the extent practicable. Until the proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The Exchange Agent shall determine the portion of such proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.2(e).

(f)          Return of Merger Consideration. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.2(a) (including any interest or other amounts received with respect thereto) that remains undistributed to the holders of the Certificates or Book-Entry Shares for nine months after the Effective Time shall be delivered to TopCo, upon demand, and any holders of the Certificates or Book-Entry Shares who have not theretofore complied with this ARTICLE II shall thereafter be entitled to look only to TopCo for payment of their claim for any shares of TopCo Common Stock, any MSLO Cash Consideration, any cash in lieu of fractional shares of TopCo Common Stock and any dividends or distributions with respect to TopCo Common Stock, as applicable.

(g)          No Liability. None of Sequential, MSLO, TopCo, Singer Merger Sub, the Sequential Surviving Corporation, Madeline Merger Sub, the MSLO Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any portion of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate or Book-Entry Share has not been surrendered prior to seven years after the Effective Time, or immediately prior to such earlier date on which any cash, any shares of TopCo Common Stock, any cash in lieu of fractional shares, as applicable, of TopCo Common Stock or any dividends or distributions with respect to TopCo Common Stock in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of TopCo, free and clear of all claims or interests of any person previously entitled thereto.

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(h)          Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Sequential, provided, that no losses on such investments shall affect the cash payable to former holders of shares of MSLO Common Stock pursuant to this ARTICLE II. TopCo shall replace, as necessary, any cash deposited with the Exchange Agent lost through any investment made pursuant to this Section 2.2(h). Any interest and other income resulting from such investments shall be paid to TopCo.

(i)          Withholding Rights. Each of TopCo, Sequential, MSLO, Singer Merger Sub, the Sequential Surviving Corporation, Madeline Merger Sub, the MSLO Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. Notwithstanding any other provision of this Agreement, TopCo shall make all payments of stock (other than payments treated as compensation for U.S. federal income tax purposes) under this Agreement free and clear of all deductions and withholdings in respect of Taxes other than “backup withholding” if required under Section 3406 of the Code.

(j)          Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by TopCo or the Exchange Agent, the posting by such Person of a bond in such amount as TopCo or the Exchange Agent, as applicable, may determine is reasonably necessary as indemnity against any claim that may be made against it, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration with respect to the shares of Sequential Common Stock or shares of MSLO Common Stock, as the case may be, formerly represented thereby, any cash in lieu of fractional shares of TopCo Common Stock, and unpaid dividends and distributions on shares of TopCo Common Stock deliverable in respect thereof, pursuant to this Agreement.

2.3          Election Procedures.  Each holder of record of shares of MSLO Common Stock issued and outstanding immediately prior to the Election Deadline (a “MSLO Holder”) shall have the right, subject to the limitations set forth in this ARTICLE II, to submit an election on or prior to the Election Deadline in accordance with the following procedures.

(a)          Each MSLO Holder may specify in a request made in accordance with the provisions of this Section 2.3 (an “Election”) (i) the number of shares of MSLO Common Stock owned by such MSLO Holder with respect to which such MSLO Holder desires to make a Stock Election, (ii) the number of shares of MSLO Common Stock owned by such MSLO Holder with respect to which such MSLO Holder desires to make a Cash Election and (iii) the particular shares for which the MSLO Holder desires to make either such election, and the order in which either such election is to apply to any such shares if the election is subject to proration under Section 2.4. Any MSLO Holder who wishes to make an Election shall be required to waive all dissenters’ rights in connection with making such Election.

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(b)          TopCo shall prepare a form reasonably acceptable to MSLO and Sequential (the “Form of Election”), which shall be mailed by TopCo to record holders of MSLO Common Stock so as to permit those MSLO Holders to exercise their right to make an Election prior to the Election Deadline.

(c)          TopCo shall mail or cause to be mailed or delivered, as applicable, the Form of Election to record holders of MSLO Common Stock as of the record date for the MSLO Stockholders Meeting not less than 20 Business Days prior to the anticipated Election Deadline. TopCo shall make available one or more Forms of Election as may reasonably be requested from time to time by all persons who become holders of record of MSLO Common Stock during the period following the record date for the MSLO Stockholders Meeting and prior to the Election Deadline.

(d)          Any Election shall have been made properly only if the Exchange Agent shall have received, prior to the Election Deadline, a Form of Election properly completed and signed and accompanied by MSLO Certificates (or affidavits of loss in lieu of the MSLO Certificates, subject to Section 2.2(j)) to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of MSLO or by an appropriate customary guarantee of delivery of such MSLO Certificates, as set forth in such Form of Election, from a firm that is an eligible guarantor institution (as defined in Rule 17Ad-15 under the Exchange Act); provided, that such MSLO Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery, and, in the case of MSLO Book-Entry Shares, any additional documents specified in the procedures set forth in the Form of Election. Failure to deliver shares of MSLO Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Sequential, in its sole and absolute discretion. As used herein, unless otherwise jointly agreed in advance by Sequential and MSLO, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the later of (i) the date immediately prior to the MSLO Stockholders Meeting and (ii) if on the date immediately prior to the MSLO Stockholders Meeting, the condition set forth in Section 7.1(d) has not been satisfied, three Business Days prior to the Closing Date. MSLO and Sequential shall issue a joint press release reasonably satisfactory to each of them announcing the anticipated date of the Election Deadline not more than 15 Business Days before, and at least five Business Days prior to, the anticipated date of the Election Deadline. If the Closing is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date (which shall be three Business Days prior to the Closing Date) and MSLO and Sequential shall cooperate to promptly publicly announce such rescheduled Election Deadline.

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(e)          Any MSLO Holder may, at any time prior to the Election Deadline, change or revoke such MSLO Holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election or by withdrawal prior to the Election Deadline of such MSLO Holder’s MSLO Certificates, or of the guarantee of delivery of such MSLO Certificates, or any documents in respect of MSLO Book-Entry Shares, previously deposited with the Exchange Agent. After an Election is validly made with respect to any shares of MSLO Common Stock, any subsequent transfer of such shares of MSLO Common Stock shall automatically revoke such Election. Notwithstanding anything to the contrary in this Agreement, all Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from MSLO or Sequential that this Agreement has been terminated in accordance with ARTICLE VIII. The Exchange Agent shall have reasonable discretion to determine if any Election is not properly made with respect to any shares of MSLO Common Stock (none of Sequential, MSLO, TopCo, Singer Merger Sub, Madeline Merger Sub or the Exchange Agent being under any duty to notify any stockholder of any such defect). In the event the Exchange Agent makes such a determination, such Election shall be deemed to be not in effect, and the shares of MSLO Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made with respect to such shares.

(f)          Sequential and MSLO, in the exercise of their reasonable discretion, shall have the joint right to make all determinations, not inconsistent with the terms of this Agreement, governing the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.4.

2.4          Proration.

(a)          Notwithstanding any other provision contained in this Agreement, the total number of shares of MSLO Common Stock to be converted into the MSLO Cash Consideration pursuant to Section 2.1(a)(i) (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the MSLO Effective Time) (the “Cash Conversion Number”) shall be equal to the quotient obtained by dividing (x) $176,681,757.15 by (y) the MSLO Cash Consideration. All other shares of MSLO Common Stock (other than cancelled shares and Dissenting Shares) shall be converted into MSLO Stock Consideration.

(b)          Within three Business Days after the MSLO Effective Time, Sequential shall cause the Exchange Agent to effect the allocation among the holders of shares of MSLO Common Stock of the rights to receive the MSLO Cash Consideration and the MSLO Stock Consideration as follows:

(i)          first, with respect to each MSLO Holder who has made a Cash Election with respect to one-half of the number of shares of such MSLO Holder’s MSLO Common Stock and a Stock Election with respect to one-half of the number of shares of such MSLO Holder’s MSLO Common Stock, all of such MSLO Holder’s Cash Election Shares will be converted into the MSLO Cash Consideration and all of such MSLO Holder’s Stock Election Shares will be converted into the MSLO Stock Consideration; and

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(ii)         then, if the aggregate remaining number of shares of MSLO Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Shares determined as of the MSLO Effective Time but exclude the shares of MSLO Common Stock converted into the right to receive the MSLO Cash Consideration pursuant to Section 2.4(b)(i)) (the “Total Cash Election Number”) exceeds the Adjusted Cash Conversion Number, then (A) all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the MSLO Stock Consideration and (B) Cash Election Shares of each holder thereof will be converted into the right to receive the MSLO Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Total Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.4(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the MSLO Stock Consideration; or

(iii)        if the Total Cash Election Number is less than the Adjusted Cash Conversion Number (the amount by which the Adjusted Cash Conversion Number exceeds the Total Cash Election Number being referred to herein as the “Shortfall Number”), then all remaining Cash Election Shares shall be converted into the right to receive the MSLO Cash Consideration, and the Stock Election Shares and Non-Election Shares shall be treated in the following manner:

(A)         if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the MSLO Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the MSLO Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (1) the number of Non-Election Shares held by such holder by (2) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.4(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the MSLO Stock Consideration; or

(B)         if the Shortfall Number exceeds the number of Non-Election Shares, then (1) all Non-Election Shares shall be converted into the right to receive the MSLO Cash Consideration and (2) the Stock Election Shares of each holder thereof shall convert into the right to receive the MSLO Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (A) the number of Stock Election Shares held by such holder by (B) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.4(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the MSLO Stock Consideration.

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2.5           Certain Adjustments.  If between the date hereof and the Effective Time, the outstanding shares of Sequential Common Stock or MSLO Common Stock are changed into a different number of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, dividend payable in stock or other securities or other similar transaction, the Sequential Merger Consideration and related provisions or the MSLO Merger Consideration and related provisions, as applicable, shall be appropriately adjusted to provide to the holders of Sequential Common Stock and MSLO Common Stock or Sequential Equity Awards and MSLO Equity Awards the same economic effect as contemplated by this Agreement prior to such reclassification, recapitalization, split-up, combination, exchange, dividend or other similar transaction. Nothing in this Section 2.5 shall be construed to permit Sequential or MSLO to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

2.6           Further Assurances.  If, at any time MSLO or Sequential reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Mergers or to carry out the purposes and intent of this Agreement at the Effective Time, then MSLO, Sequential, TopCo, the MSLO Surviving Corporation and the Sequential Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Mergers and to carry out the purposes and intent of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MSLO

Except as (x) disclosed in the MSLO SEC Documents filed with or furnished to the SEC (excluding disclosure contained in the “risk factors” section or constituting “forward-looking statements,” in each case, to the extent such disclosure is cautionary, predictive or speculative in nature) or (y) set forth in the disclosure letter delivered by MSLO to Sequential on or prior to the date of this Agreement (the “MSLO Disclosure Schedule”), MSLO represents and warrants to Sequential as set forth in this ARTICLE III. For purposes of the representations and warranties of MSLO contained herein, disclosure in any section of the MSLO Disclosure Schedule of any facts or circumstances shall be deemed to be disclosure of such facts or circumstances with respect to all representations or warranties by MSLO to which the relevance of such disclosure to the applicable representation and warranty is readily apparent on the face thereof. The inclusion of any information in the MSLO Disclosure Schedule or other document delivered by MSLO pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

3.1          Corporate Organization.

(a)          Each of MSLO and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii) as, individually or in the aggregate, has not had and would not reasonably be expected to have a MSLO Material Adverse Effect.

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(b)          True and complete copies of the certificate of incorporation of MSLO, as amended through, and as in effect as of, the date of this Agreement and the bylaws, as in effect as of, the date of this Agreement and the certificate of incorporation and bylaws (or comparable organizational documents of each of its Subsidiaries, in each case as amended to the date of this Agreement) have previously been made available to Sequential.

3.2         Capitalization.

(a)          Authorized and Issued Shares.

(i)          As of the date of this Agreement, the authorized capital stock of MSLO consists solely of (A) 350,000,000 shares of MSLO Class A Common Stock; (B) 150,000,000 shares of MSLO Class B Common Stock and (C) 150,000,000 shares of preferred stock, par value $.01 per share (the “MSLO Preferred Stock”). As of June 15, 2015 (the “Measurement Date”), (i) 32,472,857 shares of MSLO Class A Common Stock; 24,984,625 shares of MSLO Class B Common Stock and no shares of MSLO Preferred Stock were issued and outstanding, (ii) 59,400 shares of MSLO Common Stock were held in treasury, (iii) 6,447,172 shares of MSLO Common Stock were reserved for issuance pursuant to MSLO Equity Awards, (iv) 3,079,325 shares of MSLO Common Stock were subject to outstanding MSLO Stock Options with a weighted average exercise price of $3.45 (of which MSLO Stock Options to purchase an aggregate of 2,525,090 shares of MSLO Common Stock were exercisable with a weighted average exercise price of $2.71), (v) 185,000 shares of MSLO Common Stock were subject to outstanding MSLO Performance Stock Options with a weighted average exercise price of $8.39 (of which MSLO Performance Stock Options to purchase an aggregate of 10,000 shares of MSLO Common Stock were exercisable with a weighted average exercise price of $5.00), (vi) 489,127 shares of MSLO Common Stock were subject to outstanding MSLO RSU Awards and (vii) 808,333 shares of MSLO Common Stock were subject to outstanding MSLO Performance RSU Awards. Section 3.2 of the MSLO Disclosure Schedule contains a complete and correct list, as of the Measurement Date, of each outstanding MSLO Stock Option, each outstanding MSLO Performance Stock Option, each outstanding MSLO RSU Award, each outstanding MSLO Performance RSU Award including, as applicable, the holder, date of grant, exercise price (to the extent applicable), vesting schedule, performance targets and number of shares of MSLO Common Stock subject thereto.

(ii)         Except as described in Section 3.2(a)(i) and except for changes since the close of business on the Measurement Date resulting from the exercise of MSLO Equity Awards, there is no, and neither MSLO nor any of its Subsidiaries has issued or agreed to issue any: (a) share of capital stock or other equity or ownership interest; (b) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares of capital stock or other equity or ownership interests; (c) stock appreciation right, phantom stock, interest in the ownership or earnings of MSLO or any of its Subsidiaries or other equity equivalent or equity-based award or right; or (d) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. Each outstanding share of capital stock or other equity or ownership interest of MSLO and each of the MSLO Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, each such share or other equity or ownership interest is owned by MSLO or another Subsidiary of MSLO, free and clear of any Lien. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by MSLO or a MSLO Subsidiary in compliance with all applicable federal and state securities Laws. Except for rights granted to Sequential and TopCo under this Agreement, there are no outstanding obligations of MSLO or any MSLO Subsidiary to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of MSLO or any of its Subsidiaries. No shares of capital stock or other equity or ownership interests of MSLO or any of the MSLO Subsidiaries are subject to or have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of MSLO or any of the MSLO Subsidiaries or any Contract to which MSLO or any of the MSLO Subsidiaries is a party or by which MSLO or any of the MSLO Subsidiaries is bound. There are no declared or accrued but unpaid dividends with respect to any shares of MSLO Common Stock.

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(b)          Except as set forth in Section 3.2(b) of the MSLO Disclosure Schedule, there are no agreements to which MSLO or any of its Subsidiaries is a party, or to which any shares of MSLO Common Stock are subject, relating to the voting of shares of MSLO Common Stock or otherwise granting, limiting or affecting the rights pertaining to shares of MSLO Common Stock.

(c)          Section 3.2(c) of the MSLO Disclosure Schedule sets forth a true and complete list of each MSLO Subsidiary, including its jurisdiction of organization and authorized and outstanding equity securities. All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of MSLO are owned by MSLO, directly or indirectly, free and clear of any material Liens other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the capital stock or other MSLO ownership interests of the MSLO Subsidiaries, as of the date of this Agreement, MSLO does not beneficially own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

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3.3           Corporate Authorization.  MSLO has full corporate power and authority to execute and deliver this Agreement and, subject to the approval and adoption of this Agreement by the affirmative vote at the MSLO Stockholders Meeting, or any adjournment or postponement thereof, of (i) holders of at least a majority in combined voting power of the outstanding MSLO Class A Common Stock and MSLO Class B Common Stock and (ii) holders of at least fifty percent (50%) in combined voting power of the outstanding MSLO Class A Common Stock and MSLO Class B Common Stock not owned directly or indirectly, by Martha Stewart and her Affiliates (the “MSLO Stockholder Approval”), to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by MSLO of this Agreement and the consummation by MSLO of the transactions to which it is a party contemplated hereby have been duly and validly authorized and approved by the board of directors of MSLO (the “MSLO Board”). The MSLO Board, acting upon the recommendation of the Special Committee, has, by resolutions duly adopted by a vote of all members of the MSLO Board other than Martha Stewart (who recused herself), (i) determined that this Agreement and the transactions contemplated hereby, including the MSLO Merger, are fair to, and in the best interests of, MSLO and its stockholders, (ii) approved and adopted this Agreement, including the MSLO Merger, (iii) approved and declared advisable the execution, delivery and performance by MSLO of this Agreement and the consummation of the transactions contemplated hereby, and (iv) recommended that the stockholders of MSLO adopt this Agreement and approve the transactions contemplated by this Agreement. Other than the MSLO Stockholder Approval, no other corporate proceedings on the part of MSLO or any other vote by the holders of any class or series of capital stock of MSLO are necessary to authorize the execution, delivery or performance of this Agreement or to consummate the transactions contemplated hereby. The MSLO Stockholder Approval is the only vote of the holders of any securities of MSLO or any of the MSLO Subsidiaries necessary to approve and adopt this Agreement, the MSLO Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by MSLO and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of MSLO, enforceable against MSLO in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

3.4           Governmental Authorization.  The execution, delivery and performance by MSLO of this Agreement and the consummation by MSLO of the transactions contemplated hereby require at or prior to the Closing no consent or approval by, or filing with, or notification to any Governmental Entity, other than (a) the filing of the MSLO Certificate of Merger and the Sequential Certificate of Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. federal or state securities Laws or “blue sky” Laws, including the filing with the SEC and effectiveness of the registration statement on Form S-4 to be filed by TopCo in connection with the issuance of shares of TopCo Common Stock in the Mergers (the “Form S-4”) which shall include (x) a proxy statement relating to the MSLO Stockholders Meeting as a prospectus (such proxy statement/prospectus, as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) and (y) an information statement with respect to the Sequential Stockholder Approval (as amended or supplemented from time to time, the “Information Statement”), (d) compliance with any applicable requirements of the New York Stock Exchange (the “NYSE” ), (e) those consents, approvals or filings required pursuant to Section 4.4 and (f) any other consents, approvals or filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

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3.5          Non-Contravention.  The execution, delivery and performance by MSLO of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (a) violate or conflict with or result in any breach of any provision of MSLO’s certificate of incorporation, bylaws or comparable organizational documents of MSLO or any of its Subsidiaries; (b) assuming receipt of the MSLO Stockholder Approval and compliance with the matters referred to in Section 3.4 and Section 4.4, violate or conflict with any provision of any applicable Law; (c) violate or conflict with or result in any breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which MSLO or any of its Subsidiaries is entitled, or require consent by any Person under, any loan or credit agreement, note, mortgage, indenture, lease, MSLO Benefit Plan, or MSLO Material Contract; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of MSLO or any of its Subsidiaries, except, in the case of clauses (b), (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.6          MSLO SEC Filings.

(a)          MSLO has timely filed all reports, schedules, forms, registration statements and other documents required to be filed by MSLO with the Securities and Exchange Commission (the “SEC”) since December 31, 2013 (together with any documents furnished during such period by MSLO to the SEC on a voluntary basis on Current Reports on Form 8-K and any reports, schedules, forms, registration statements and other documents filed with the SEC subsequent to the date hereof, collectively, the “MSLO SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the MSLO SEC Documents complied or, if not yet filed, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the MSLO SEC Documents contained or, if not yet filed, will contain, any untrue statement of a material fact or omitted or, if not yet filed, will omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)          The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the MSLO SEC Documents (i) have been prepared or, if not yet filed, will be prepared, in a manner consistent with the books and records of MSLO and its Subsidiaries, (ii) have been prepared or, if not yet filed, will be prepared, in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10 Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply or, if not yet filed, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present or, if not yet filed, will fairly present, in all material respects the consolidated financial position of MSLO and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2014, MSLO has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of MSLO and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

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(c)          MSLO has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to MSLO, including its consolidated Subsidiaries, required to be disclosed in MSLO’s periodic and current reports under the Exchange Act, is made known to MSLO’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of MSLO have evaluated the effectiveness of MSLO’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable MSLO SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d)          MSLO and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of MSLO’s financial reporting and the preparation of MSLO’s financial statements for external purposes in accordance with GAAP. MSLO has disclosed, based on its most recent evaluation of MSLO’s internal control over financial reporting prior to the date hereof, to MSLO’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of MSLO’s internal control over financial reporting which are reasonably likely to adversely affect MSLO’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in MSLO’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to MSLO’s auditors and audit committee is set forth as Section 3.6(d) of the MSLO Disclosure Schedule.

(e)          Since December 31, 2012, (i) neither MSLO nor any of its Subsidiaries nor, to the knowledge of MSLO, any director, officer, employee, auditor, accountant or representative of MSLO or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of MSLO or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that MSLO or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing MSLO or any of its Subsidiaries, whether or not employed by MSLO or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by MSLO or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the MSLO Board or any committee thereof or to any director or officer of MSLO or any of its Subsidiaries.

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(f)          MSLO has made available to Sequential true, correct and complete copies of all written correspondence between the SEC, on the one hand, and MSLO and any of its Subsidiaries, on the other hand, occurring since December 31, 2012.

(g)          Neither MSLO nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among MSLO and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, MSLO or any of its Subsidiaries in MSLO’s or such Subsidiary’s published financial statements or other MSLO SEC Documents.

(h)          MSLO is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of the NYSE, in each case, that are applicable to MSLO.

(i)          No Subsidiary of MSLO is required to file any form, report, schedule, statement or other document with the SEC.

(j)          Except as and to the extent adequately accrued or reserved against in the audited consolidated balance sheet of MSLO and its Subsidiaries as at December 31, 2014 (such balance sheet, the “MSLO Balance Sheet”), neither MSLO nor any of its Subsidiaries has any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a consolidated balance sheet of MSLO and its Subsidiaries or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the MSLO Balance Sheet, that would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect.

3.7           Form S-4.  The information supplied or to be supplied by MSLO for inclusion in the Form S-4, including the Proxy Statement/Prospectus and Information Statement, will not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by MSLO with respect to statements made therein based on information supplied by or on behalf of Sequential, Madeline Merger Sub, Singer Merger Sub, TopCo or any of their Affiliates specifically for inclusion or incorporation by reference in the Form S-4. The Proxy Statement/Prospectus will not, at the date the Proxy Statement/Prospectus is first mailed to the stockholders of MSLO, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by MSLO with respect to statements made therein based on information supplied by or on behalf of Sequential, Madeline Merger Sub, Singer Merger Sub, TopCo or any of their Affiliates specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus. The Information Statement will not, at the date the Information Statement is first mailed to the stockholders of Sequential, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by MSLO with respect to statements made therein based on information supplied by or on behalf of Sequential, Madeline Merger Sub, Singer Merger Sub, TopCo or any of their Affiliates specifically for inclusion or incorporation by reference in the Information Statement.

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3.8         Absence of Certain Changes or Events.

(a)          Since the date of the MSLO Balance Sheet and through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a MSLO Material Adverse Effect.

(b)          Except in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, from December 31, 2014 through the date of this Agreement, MSLO and the MSLO Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

3.9         Compliance with Laws; Permits.

(a)          Since December 31, 2013, (i) each of MSLO and its Subsidiaries is and has been in compliance in all material respects with all Laws applicable to it and (ii) MSLO has complied with the applicable listing and corporate governance rules and regulations of the NYSE except, in each case, where the failure to so conduct such business and operations or comply with such rules and regulations would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect. Since December 31, 2012, none of MSLO, any of the MSLO Subsidiaries or any of its or their executive officers has received, nor is there any basis for, any written notice, order, complaint or other communication from any Governmental Entity or any other Person that MSLO or any of its Subsidiaries is not in compliance in any material respect with any Law applicable to it.

(b)          Section 3.9(b) of the MSLO Disclosure Schedule sets forth a true and complete list of all material permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, orders, registrations, notices or other authorizations of any Governmental Entity necessary for each of MSLO and its Subsidiaries to own, lease and operate its properties and to carry on its business in all material respects as currently conducted (the “Permits”). Each of MSLO and its Subsidiaries is and has been in compliance in all material respects with all such material Permits. No suspension, cancellation, modification, revocation or nonrenewal of any material Permit is pending or, to the knowledge of MSLO, threatened in writing. MSLO and its Subsidiaries will continue to have the use and benefit of all material Permits following consummation of the transactions contemplated hereby. No material Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of MSLO or any of its Subsidiaries.

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3.10        Litigation. As of the date hereof, there is no action pending or, to the knowledge of MSLO, threatened by or against MSLO, any of the MSLO Subsidiaries, any of their respective properties or assets, or any officer or director of MSLO or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a MSLO Material Adverse Effect. As of the date hereof, none of MSLO or any of its Subsidiaries, or any of their respective properties or assets is subject to any outstanding Order of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a MSLO Material Adverse Effect.

3.11        Title to Properties; Absence of Liens. Section 3.11 of the MSLO Disclosure Schedule sets forth a true and complete description (including address, and for each lease, sublease and license, and all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto) of all real property leased, subleased or licensed by MSLO or any of its Subsidiaries (collectively, the “MSLO Leased Real Properties”; and the leases, subleases and licenses with respect thereto, collectively, the “MSLO Real Property Leases”). MSLO has made available to Sequential true, correct and complete copies of the MSLO Real Property Leases, together with all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto. Each of the MSLO Real Property Leases is in full force and effect. MSLO or one of its Subsidiaries has a valid, binding and enforceable leasehold or subleasehold interest (or license, as applicable) in each MSLO Leased Real Property, in each case as to such leasehold or subleasehold interest (or license, as applicable), free and clear of all Liens (other than Permitted Liens). Neither MSLO nor any of its Subsidiaries owns, or has owned in the past 10 years, any real property or any interests in real property.

3.12        Taxes.

(a)          All material Tax Returns required by applicable Law to be filed with any Governmental Entity by, or on behalf of, MSLO or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects.

(b)          MSLO and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Governmental Entity all material Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes in the financial statements included in the MSLO SEC Documents.

(c)          There is no claim, audit, action, suit, proceeding or investigation pending or threatened in writing against or with respect to MSLO or any of its Subsidiaries in respect of any Tax or Tax Return which if determined adversely would, individually or in the aggregate, be expected to result in a material Tax deficiency. Neither MSLO nor any of its Subsidiaries has received or applied for a Tax ruling that would be binding on MSLO or any of its Subsidiaries after the Closing Date.

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(d)          MSLO and each of its Subsidiaries has withheld or provided an accrual for all material amounts required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder or any other third party; such amounts were either duly paid to the appropriate Governmental Entity or set aside in accounts for such purpose in accordance with applicable Law. MSLO and each of its Subsidiaries has reported such withheld amounts to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or any other third party, as required under applicable Law.

(e)          Neither MSLO nor any of its Subsidiaries is liable for any Taxes of any Person (other than MSLO and its Subsidiaries) as a result of (i) being a transferee or successor of such Person, (ii) the application of Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law or (iii) a tax sharing, tax indemnity or tax allocation agreement or any similar agreement to indemnify such Person.

(f)          Neither MSLO nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date, as a result of (1) any elective change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Law), (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (3) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (4) installment sale or open transaction made on or prior to the Closing Date, or (5) prepaid amount received on or prior to the Closing Date.

(g)          Neither MSLO nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h)          Neither MSLO nor any of its Subsidiaries has been informed in writing by any Governmental Entity in any jurisdiction in which it does not file a Tax Return that it may be required to file a Tax Return in such jurisdiction.

(i)          Neither MSLO nor any of its Subsidiaries has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed or described, in whole or in part, by Section 355 or Section 368(a)(1)(D) of the Code.

(j)          Neither MSLO nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers from qualifying as a transaction described in Section 351 of the Code.

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3.13        Employee Benefit Plans.

(a)          Section 3.13(a) of the MSLO Disclosure Schedule sets forth as of the date of this Agreement a true and complete list of each “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of MSLO or its Subsidiaries has any present or future right to benefits or MSLO or its Subsidiaries has any direct or contingent liability (each, a “MSLO Benefit Plan”). With respect to each such MSLO Benefit Plan, MSLO has made available to Sequential a true and complete copy of such MSLO Benefit Plan, if written, or a description of the material terms of such MSLO Benefit Plan if not written, and to the extent applicable: (i) all trust agreements, or other funding arrangements; (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes; (iii) the two most recent Form 5500 with all attachments required to have been filed with the Internal Revenue Service (the “IRS”) or the Department of Labor or any similar reports filed with any comparable Governmental Entity in any non-U.S. jurisdiction having jurisdiction over any MSLO Benefit Plan and all schedules thereto; (iv) the most recent IRS determination or opinion letter; and (v) all current summary plan descriptions.

(b)          Each MSLO Benefit Plan has been maintained in all material respects in accordance with its terms and the requirements of applicable Law. Each of MSLO and its Subsidiaries has performed all material obligations required to be performed by it under any MSLO Benefit Plan and, to the knowledge of MSLO, is not in any material respect in default under or in violation of any MSLO Benefit Plan. No material action (other than claims for benefits in the ordinary course) is pending or, to the knowledge of MSLO, threatened with respect to any MSLO Benefit Plan.

(c)          Each MSLO Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the knowledge of MSLO, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such MSLO Benefit Plan or the exempt status of any such trust.

(d)          No MSLO Benefit Plan is subject to Title IV of ERISA, is a multiemployer plan (within the meaning of Section 3(37) of ERISA) or provides post-employment welfare benefits except to the extent required by Section 4980B of the Code.

(e)          Any arrangement of MSLO or any of its Subsidiaries that is subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time to time. Neither MSLO nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

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(f)          Except as set forth in Section 3.13(f) of the MSLO Disclosure Schedule, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event, (i) entitle any current or former director, officer or employee of MSLO or of any of its Subsidiaries to severance pay, unemployment compensation or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee; (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any MSLO Benefit Plan or impose any restrictions or limitations on MSLO rights to administer, amend or terminate any MSLO Benefit Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

3.14        Employees, Labor Matters.

(a)          Neither MSLO nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and there are no, and during the last three years have been no, labor unions or other organizations representing, purporting to represent or, to the knowledge of MSLO, attempting to represent any employees of MSLO or any of its Subsidiaries.

(b)          Since January 1, 2011, there has not occurred or, to the knowledge of MSLO, been threatened any strike, slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity or union organizing campaign with respect to any employees of MSLO or any of its Subsidiaries. There are no labor disputes subject to any formal grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of MSLO, threatened with respect to any employee of MSLO or any of its Subsidiaries.

(c)          MSLO and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

3.15        Environmental Matters.

(a)          Except as would not, individually or in the aggregate, have a MSLO Material Adverse Effect: (i) MSLO and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits necessary to operate the business as presently operated; (ii) to the knowledge of MSLO, there have been no releases of Hazardous Materials at or on any property owned or operated by MSLO or any of its Subsidiaries, except under circumstances that are not reasonably likely to result in liability of MSLO or any of its Subsidiaries under any applicable Environmental Law; (iii) neither MSLO nor any of its Subsidiaries has received from a Governmental Entity a request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state statute, or any written notification alleging that it is liable for any release or threatened release of Hazardous Materials at any location, except with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither MSLO nor any of its Subsidiaries has received any written claim or complaint, or is presently subject to any lawsuit, proceeding or action, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of MSLO, no such matter has been threatened in writing.

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(b)          For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)          “Environmental Laws” shall mean all foreign, federal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the ambient air, soil, surface water or groundwater.

(ii)         “Environmental Permits” shall mean all permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

(iii)        “Hazardous Materials” shall mean any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

3.16        Intellectual Property.

(a)          Section 3.16 of the MSLO Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property (each identified as a Mark, Patent, Copyright or domain name) owned (in whole or in part) by MSLO or any of its Subsidiaries as of the date of this Agreement, identifying for each whether it is owned by MSLO or the relevant Subsidiary (together with all Trade Secrets owned by MSLO or any of its Subsidiaries, collectively, the “MSLO Owned IP”).

(b)          Since January 1, 2013, no MSLO Owned IP has been or is now involved in any opposition, cancellation, reissue, reexamination, inter-partes review, public protest, interference, arbitration, mediation, domain name dispute resolution or other proceeding and, to the knowledge of MSLO, no such proceeding is or has been threatened or asserted with respect to any MSLO Owned IP, which, in each case, if determined or resolved adversely against MSLO or any of its Subsidiaries, would reasonably be expected to have a MSLO Material Adverse Effect

(c)          MSLO or its Subsidiaries own or otherwise have a valid right to use, free and clear of any and all Liens (other than Permitted Liens), all Intellectual Property used in the operation of MSLO and its Subsidiaries’ businesses as currently conducted and neither MSLO nor any of its Subsidiaries has received any written notice or claim challenging the ownership, validity or enforceability of, or asserting the misuse of, any of the Intellectual Property used in the operation of MSLO’s or any of its Subsidiaries’ businesses, nor to the knowledge of MSLO is there a reasonable basis for any such notice or claim.

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(d)          Except as would not reasonably be expected to have a MSLO Material Adverse Effect, (i) each of MSLO and its Subsidiaries: (A) has taken reasonable steps in accordance with standard industry practices to protect its and their rights in the Intellectual Property used in the operation of MSLO’s and its Subsidiaries’ businesses; and (B) has maintained the confidentiality, secrecy and value of all Trade Secrets used in the operation of MSLO’s or any of its Subsidiaries’ businesses, and (ii) to the knowledge of MSLO, no unauthorized disclosure of such Trade Secrets has occurred.

(e)          All material MSLO Registered Intellectual Property is subsisting and, to the knowledge of MSLO, valid and enforceable. Except as would not reasonably be expected to have a MSLO Material Adverse Effect, neither MSLO nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the MSLO Registered Intellectual Property (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, or annuities, and the failure to disclose any known material prior art in connection with the prosecution of patent applications).

(f)          Since January 1, 2013, to the knowledge of MSLO, (i) the development, manufacture, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of MSLO or any of its Subsidiaries, and all of the other activities or operations of MSLO or any of its Subsidiaries, have not infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, any Intellectual Property of any Person, and (ii) neither MSLO nor any of its Subsidiaries has received any notice or claim, including invitations to license, asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, which, in each case, under either (i) or (ii), if determined or resolved adversely against MSLO or any of its Subsidiaries, would reasonably be expected to have a MSLO Material Adverse Effect. To the knowledge of MSLO, no Person is misappropriating, infringing, diluting or violating the Intellectual Property owned by MSLO or any of its Subsidiaries, which infringement would reasonably be expected to have a MSLO Material Adverse Effect.

(g)          Section 3.16(g) of the MSLO Disclosure Schedule sets forth a list of all Contracts pursuant to which MSLO or any of its Subsidiaries has granted any exclusive license with respect to any MSLO Owned IP.

(h)          Except as would not reasonably be expected to have a MSLO Material Adverse Effect, MSLO or its Subsidiaries, as the case may be, owns or has rights to access and use all electronic data processing, information, record keeping, communications, telecommunications, account management, inventory management and other computer systems (including all computer programs, software, databases, firmware, hardware and related documentation) (collectively, “IT Systems”) used to process, store, maintain and operate data, information and functions used in connection with MSLO’s and its Subsidiaries’ businesses or otherwise necessary for the conduct of MSLO’s and its Subsidiaries’ businesses, including systems to operate payroll, accounting, billing and receivables, payables, inventory, asset tracking, customer service and human resources functions. MSLO and its Subsidiaries have taken reasonable steps in accordance with industry standards to secure the IT Systems from unauthorized access or use by any Person, and to ensure the continued, uninterrupted and error-free operation of the IT Systems.

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(i)          The IT Systems are adequate in all material respects for their intended use and for the operation of MSLO’s and its Subsidiaries’ businesses as currently conducted, and are in good working condition (normal wear and tear excepted), and, to the knowledge of MSLO, are free of all viruses, worms, Trojan horses and other known contaminants and do not contain any bugs, errors or problems of a nature that would materially disrupt their operation or have a material adverse impact on the operation of the IT Systems. There has not been any malfunction with respect to any of the IT Systems since January 1, 2013 that has not been remedied or replaced in all material respects.

(j)          MSLO is in material compliance with its privacy policies and applicable Laws relating to the use, collection and receipt of personal information and sensitive non-personally identifiable information.

3.17        MSLO Material Contracts.

(a)          MSLO has made available to Sequential a true and complete copy of each Contract to which MSLO or any of its Subsidiaries is a party as of the date of this Agreement or by which MSLO, any of its Subsidiaries or any of its respective properties or assets is bound as of the date of this Agreement, which: (i) is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC; (ii) contains covenants of MSLO or any of its Subsidiaries not to compete or engage in any line of business or compete with any Person in any geographic area, including any exclusive licensing arrangements with respect to Intellectual Property; (iii) pursuant to which MSLO or any of its Subsidiaries has entered into a partnership or joint venture with any other Person (other than MSLO or any of its Subsidiaries); or (iv) relates to or evidences indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by MSLO or any of its Subsidiaries in excess of $100,000 (each, a “MSLO Material Contract”).

(b)          MSLO has delivered or made available to MSLO true and complete copies of all MSLO Material Contracts, including any amendments thereto. Each MSLO Material Contract is a legal, valid, binding and enforceable agreement of MSLO or its applicable Subsidiary and, to the knowledge of MSLO, any other party thereto, and is in full force and effect. None of MSLO or any of its Subsidiaries or, to the knowledge of MSLO, any other party is in breach or violation of, or (with or without notice or lapse of time or both) default under, any MSLO Material Contract, nor has MSLO or any of its Subsidiaries received any claim of any such breach, violation or default, except for such breaches and defaults which would not, individually or in the aggregate, reasonably be expected to have a MSLO Material Adverse Effect.

3.18         Licensees.  Section 3.18 of the MSLO Disclosure Schedule sets forth a true and complete list of the top 10 licensees by revenue of MSLO and the MSLO Subsidiaries, taken as a whole, for each of (a) calendar year 2014 and (b) the first three months of calendar year 2015. Except as set forth in Section 3.18 of the MSLO Disclosure Schedule, since the date of the MSLO Balance Sheet, no such licensee has (i) canceled or otherwise terminated, or, to the knowledge of MSLO, threatened to cancel or otherwise terminate its relationship with MSLO or the MSLO Subsidiary, (ii) decreased, or to the knowledge of MSLO, threatened to decrease, amounts payable, including royalty payments, to MSLO or the MSLO Subsidiary, or (iii) increased or decreased, as applicable, or to the knowledge of MSLO, threatened to increase or decrease, as applicable, pricing terms with respect to amounts payable, including royalty payments, to MSLO or the MSLO Subsidiaries.

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3.19        Affiliate Transactions.

(a)          Since January 1, 2013, no Related Party of MSLO or any of its Subsidiaries: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of MSLO or any of its Subsidiaries or their business; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that MSLO or any of its Subsidiaries uses or has used in or pertaining to the business of MSLO or any of its Subsidiaries; (iii) has or has had any business dealings or a financial interest in any transaction with MSLO or any of its Subsidiaries or involving any assets or property of MSLO or any of its Subsidiaries, other than business dealings or transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms; or (iv) is or has been employed by MSLO or any of its Subsidiaries.

(b)          There are no Contracts by and between MSLO or any of its Subsidiaries, on the one hand, and any Related Party of MSLO or any its Subsidiaries, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from MSLO or any of its Subsidiaries (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters).

(c)          There are no outstanding notes payable to, accounts receivable from or advances by MSLO or any of its Subsidiaries to, and neither MSLO nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of MSLO or any of its Subsidiaries. Since the date of the MSLO Balance Sheet, neither MSLO nor any of its Subsidiaries has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party.

3.20        Insurance.  Section 3.20 of the MSLO Disclosure Schedule sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of material insurance policies maintained with respect to MSLO or any of its Subsidiaries, together with the carriers and liability limits for each such policy. All such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. MSLO has not received notice of, nor to the knowledge of MSLO is there threatened in writing, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy. All material insurable risks in respect of the business and assets of MSLO and its Subsidiaries are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which MSLO and its Subsidiaries are engaged. The activities and operations of MSLO and its Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. The consummation of the transactions contemplated by this Agreement will not cause a cancellation or reduction in the coverage of such policies.

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3.21        Brokers’ and Finders’ Fees.  Except for Moelis & Company, the fees and expenses of which will be paid by MSLO, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of MSLO or any of the MSLO Subsidiaries who is entitled to any fee or commission from MSLO or any of the MSLO Subsidiaries in connection with the transactions to which MSLO is a party contemplated hereby. MSLO has furnished to Sequential a true and complete copy of any Contract between MSLO and Moelis & Company pursuant to which Moelis & Company could be entitled to any payment from MSLO relating to the transactions contemplated hereby.

3.22        No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE III, neither MSLO nor any other Person makes any other express or implied representation or warranty on behalf of MSLO or any of its Affiliates.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SEQUENTIAL

Except as (x) disclosed in the Sequential SEC Documents filed with or furnished to the SEC (excluding disclosure contained in the “risk factors” section or constituting “forward-looking statements,” in each case, to the extent such disclosure is cautionary, predictive or speculative in nature) or (y) set forth in the disclosure letter delivered by Sequential to MSLO on or prior to the date of this Agreement (the “Sequential Disclosure Schedule”), Sequential represents and warrants to MSLO as set forth in this ARTICLE IV. For purposes of the representations and warranties of Sequential contained herein, disclosure in any section of the Sequential Disclosure Schedule of any facts or circumstances shall be deemed to be disclosure of such facts or circumstances with respect to all representations or warranties by Sequential to which the relevance of such disclosure to the applicable representation and warranty is readily apparent on the face thereof. The inclusion of any information in the Sequential Disclosure Schedule or other document delivered by Sequential pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

4.1          Corporate Organization.

(a)          Each of Sequential and its Subsidiaries (i) is an entity, duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in the case of clause (iii) as, individually or in the aggregate, has not had and would not reasonably be expected to have a Sequential Material Adverse Effect.

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(b)          True and complete copies of the certificate of incorporation of Sequential, as amended through, and as in effect as of, the date of this Agreement and the bylaws, as in effect as of, the date of this Agreement and the certificate of incorporation and bylaws (or comparable organizational documents of each of its Subsidiaries, in each case as amended to the date of this Agreement) have previously been made available to MSLO.

4.2          Capitalization.

(a)          Authorized and Issued Shares.

(i)          As of the date of this Agreement, the authorized capital stock of Sequential consists solely of 150,000,000 shares of Sequential Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share, of Sequential (the “Sequential Preferred Stock”). As of the Measurement Date, (i) 39,448,320 shares of Sequential Common Stock and no shares of Sequential Preferred Stock were issued and outstanding, (ii) 267,200 shares of Sequential Common Stock were held in treasury, (iii) 354,766 shares of Sequential Common Stock were subject to outstanding Sequential Stock Options with a weighted average exercise price of $5.213 (of which Sequential Stock Options to purchase an aggregate of 311,766 shares of Sequential Common Stock were exercisable with a weighted average exercise price of $4.391), (iv) 1,314,499 shares of Sequential Common Stock were subject to outstanding Sequential RSU Awards, (v) 524,335 shares of Sequential Common Stock were subject to Sequential Restricted Stock Awards and (vi) 630,160 shares of Sequential Common Stock were subject to outstanding Sequential Warrants.

(ii)         Except as described in Section 4.2(a)(i), and except for changes since the close of business on the Measurement Date resulting from the exercise of Sequential Equity Awards, there is no, and neither Sequential nor any of its Subsidiaries has issued or agreed to issue any: (a) share of capital stock or other equity or ownership interest; (b) option, warrant or interest convertible into or exchangeable or exercisable for the purchase of shares of capital stock or other equity or ownership interests; (c) stock appreciation right, phantom stock, interest in the ownership or earnings of Sequential or any of its Subsidiaries or other equity equivalent or equity-based award or right; or (d) bond, debenture or other indebtedness having the right to vote or convertible or exchangeable for securities having the right to vote. Each outstanding share of capital stock or other equity or ownership interest of Sequential and each of the Sequential Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and in the case of its Subsidiaries, each such share or other equity or ownership interest is owned by Sequential or another Subsidiary of Sequential, free and clear of any Lien. All of the aforesaid shares or other equity or ownership interests have been offered, sold and delivered by Sequential or a Sequential Subsidiary in compliance with all applicable federal and state securities Laws. Except for rights granted to MSLO and TopCo under this Agreement, there are no outstanding obligations of Sequential or any Sequential Subsidiary to issue, sell or transfer or repurchase, redeem or otherwise acquire, or that relate to the holding, voting or disposition of, or that restrict the transfer of, the issued or unissued capital stock or other equity or ownership interests of Sequential or any of its Subsidiaries. No shares of capital stock or other equity or ownership interests of Sequential or any of the Sequential Subsidiaries are subject to or have been issued in violation of any rights, agreements, arrangements or commitments under any provision of applicable Law, the certificate of incorporation or bylaws or equivalent organizational documents of Sequential or any of the Sequential Subsidiaries or any Contract to which Sequential or any of the Sequential Subsidiaries is a party or by which Sequential or any of the Sequential Subsidiaries is bound. There are no declared or accrued but unpaid dividends with respect to any shares of Sequential Common Stock.

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(b)          Except as set forth in Section 4.2(b) of the Sequential Disclosure Schedule, there are no agreements to which Sequential or any of its Subsidiaries is a party, or to which any shares of Sequential Common Stock are subject, relating to the voting of shares of Sequential Common Stock or otherwise granting, limiting or affecting the rights pertaining to shares of Sequential Common Stock.

(c)          Section 4.2(c) of the Sequential Disclosure Schedule sets forth a true and complete list of each Sequential Subsidiary, including its jurisdiction of organization. All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X promulgated by the SEC) of Sequential are owned by Sequential, directly or indirectly, free and clear of any material Liens other than Permitted Liens, and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity ownership interest (other than restrictions under applicable securities Laws), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for the capital stock or other equity ownership interests of the Sequential Subsidiaries, as of the date of this Agreement, Sequential does not beneficially own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person.

4.3           Corporate Authorization.  Sequential has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby subject to obtaining the Sequential Stockholder Approval. The execution, delivery and performance by Sequential of this Agreement and the consummation by Sequential of the transactions to which it is a party contemplated hereby have been duly and validly authorized and approved by the board of directors of Sequential (the “Sequential Board”). The Sequential Board has, by resolutions duly adopted, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Sequential Merger, are fair to, and in the best interests of Sequential and its stockholders, (ii) approved and adopted this Agreement, including the Sequential Merger, (iii) approved and declared advisable the execution, delivery and performance by Sequential of this Agreement and the consummation of the transactions contemplated hereby, and (iv) recommended approval by the stockholders of Sequential of the transactions contemplated by this Agreement. Except for the approval by the written consent of the holders of a majority of the outstanding shares of Sequential Common Stock (the “Sequential Stockholder Approval”), which approval is subject to Section 6.5, no other corporate proceedings on the part of Sequential or any other vote by the holders of any class or series of capital stock of Sequential are necessary to approve or adopt this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Sequential and, assuming due execution and delivery by each of the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of Sequential, enforceable against Sequential in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

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4.4           Governmental Authorization.  The execution, delivery and performance by Sequential of this Agreement and the consummation by Sequential of the transactions contemplated hereby require at or prior to the Closing no consent or approval by, or filing with, or notification to any Governmental Entity, other than (a) the filing of the MSLO Certificate of Merger and the Sequential Certificate of Merger with the Secretary of State of the State of Delaware, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, any other applicable U.S. federal or state securities Laws or “blue sky” Laws, including the filing with the SEC and effectiveness of the Form S-4 including (x) the Proxy Statement/Prospectus and (y) the Information Statement, (d) compliance with any applicable requirements of Nasdaq, (e) those consents, approvals or filings set forth in Section 3.4, and (f) any other consents, approvals or filings the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.5           Non-Contravention.  The execution, delivery and performance by Sequential of this Agreement do not, and the consummation of the transactions contemplated hereby will not, (a) violate or conflict with or result in any breach of any provision of Sequential’s certificate of incorporation, bylaws or comparable organizational documents of Sequential or any of its Subsidiaries; (b) assuming receipt of the Sequential Stockholder Approval and compliance with the matters referred to in Section 3.4 and Section 4.4, violate or conflict with any provision of any applicable Law; (c) violate or conflict with or result in any breach or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Sequential or any of its Subsidiaries is entitled, or require consent by any Person under, any loan or credit agreement, note, mortgage, indenture, lease, Sequential Benefit Plan, or Sequential Material Contract; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) on any asset of Sequential or any of its Subsidiaries, except in the case of clauses (b), (c) and (d), as would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement.

4.6           Sequential SEC Filings.

 (a)          Sequential has timely filed all reports, schedules, forms, registration statements and other documents required to be filed by Sequential with the SEC since December 31, 2012 (together with any documents furnished during such period by Sequential to the SEC on a voluntary basis on Current Reports on Form 8-K and any reports, schedules, forms, registration statements and other documents filed with the SEC subsequent to the date hereof, collectively, the “Sequential SEC Documents”). As of their respective filing dates (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), the Sequential SEC Documents complied or, if not yet filed, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and none of the Sequential SEC Documents contained or, if not yet filed, will contain, any untrue statement of a material fact or omitted or, if not yet filed, will omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

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(b)          The financial statements (including the related notes and schedules thereto) included (or incorporated by reference) in the Sequential SEC Documents (i) have been prepared or, if not yet filed, will be prepared, in a manner consistent with the books and records of Sequential and its Subsidiaries, (ii) have been prepared or, if not yet filed, will be prepared, in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), (iii) comply or, if not yet filed, will comply, as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (iv) fairly present or, if not yet filed, will fairly present, in all material respects the consolidated financial position of Sequential and its Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that were not, or are not expected to be, material in amount), all in accordance with GAAP and the applicable rules and regulations promulgated by the SEC. Since January 1, 2014, Sequential has not made any change in the accounting practices or policies applied in the preparation of its financial statements, except as required by GAAP, SEC rule or policy or applicable Law. The books and records of Sequential and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP (to the extent applicable) and any other applicable legal and accounting requirements and reflect only actual transactions.

(c)          Sequential has established and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Such disclosure controls and procedures are designed to ensure that information relating to Sequential, including its consolidated Subsidiaries, required to be disclosed in Sequential’s periodic and current reports under the Exchange Act, is made known to Sequential’s chief executive officer and its chief financial officer by others within those entities to allow timely decisions regarding required disclosures as required under the Exchange Act. The chief executive officer and chief financial officer of Sequential have evaluated the effectiveness of Sequential’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Sequential SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation.

(d)          Sequential and its Subsidiaries have established and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of Sequential’s financial reporting and the preparation of Sequential’s financial statements for external purposes in accordance with GAAP. Sequential has disclosed, based on its most recent evaluation of Sequential’s internal control over financial reporting prior to the date hereof, to Sequential’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of Sequential’s internal control over financial reporting which are reasonably likely to adversely affect Sequential’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Sequential’s internal control over financial reporting. A true, correct and complete summary of any such disclosures made by management to Sequential’s auditors and audit committee is set forth as Section 4.6(d) of the Sequential Disclosure Schedule.

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(e)          Since December 31, 2012, (i) neither Sequential nor any of its Subsidiaries nor, to the knowledge of Sequential, any director, officer, employee, auditor, accountant or representative of Sequential or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Sequential or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Sequential or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing Sequential or any of its Subsidiaries, whether or not employed by Sequential or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Sequential or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Sequential Board or any committee thereof or to any director or officer of Sequential or any of its Subsidiaries.

(f)          Sequential has made available to MSLO true, correct and complete copies of all written correspondence between the SEC, on the one hand, and Sequential and any of its Subsidiaries, on the other hand, occurring since December 31, 2012.

(g)          Neither Sequential nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Sequential and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Sequential or any of its Subsidiaries in Sequential’s or such Subsidiary’s published financial statements or other Sequential SEC Documents.

(h)          Sequential is in compliance in all material respects with (i) the provisions of the Sarbanes-Oxley Act and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to Sequential.

(i)          No Subsidiary of Sequential is required to file any form, report, schedule, statement or other document with the SEC.

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(j)          Except as and to the extent adequately accrued or reserved against in the audited consolidated balance sheet of Sequential and its Subsidiaries as at December 31, 2014 (such balance sheet, the “Sequential Balance Sheet”), neither Sequential nor any of its Subsidiaries has any liability or obligation of any nature, whether accrued, absolute, contingent or otherwise, whether known or unknown and whether or not required by GAAP to be reflected in a consolidated balance sheet of Sequential and its Subsidiaries or disclosed in the notes thereto, except for liabilities and obligations, incurred in the ordinary course of business consistent with past practice since the date of the Sequential Balance Sheet, that would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect .

4.7          Form S-4.  The information supplied or to be supplied by Sequential for inclusion in the Form S-4, including the related Proxy Statement/Prospectus and Information Statement, will not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Sequential with respect to statements made therein based on information supplied by or on behalf of MSLO or any of its Affiliates specifically for inclusion or incorporation by reference in the Form S-4. The Proxy Statement/Prospectus will not, at the date the Proxy Statement/Prospectus is first mailed to the stockholders of MSLO, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Sequential with respect to statements made therein based on information supplied by or on behalf of MSLO specifically for inclusion or incorporation by reference in the Proxy Statement/Prospectus. The Information Statement will not, at the date the Information Statement is first mailed to the stockholders of Sequential, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Sequential with respect to statements made therein based on information supplied by or on behalf of MSLO or any of its Affiliates specifically for inclusion or incorporation by reference in the Information Statement.

4.8          Absence of Certain Changes or Events.

(a)          Since the date of the Sequential Balance Sheet and through the date of this Agreement, no event or events or development or developments have occurred that have had or would reasonably be expected to have, individually or in the aggregate, a Sequential Material Adverse Effect.

(b)          Except in connection with the execution and delivery of this Agreement and the transactions contemplated by this Agreement, from December 31, 2014 through the date of this Agreement, Sequential and the Sequential Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.

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4.9          Compliance with Laws; Permits.

(a)          Since December 31, 2012, (i) each of Sequential and its Subsidiaries is and has been in compliance in all material respects with all Laws applicable to it and (ii) Sequential has complied with the applicable listing and corporate governance rules and regulations of Nasdaq except, in each case, where the failure to so conduct such business and operations or comply with such rules and regulations would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect. Since December 31, 2012, none of Sequential, any of the Sequential Subsidiaries or any of its or their executive officers has received, nor is there any basis for, any written notice, order, complaint or other communication from any Governmental Entity or any other Person that Sequential or any of its Subsidiaries is not in compliance in any material respect with any Law applicable to it.

(b)          Section 4.9(b) of the Sequential Disclosure Schedule sets forth a true and complete list of all material Permits. Each of Sequential and its Subsidiaries is and has been in compliance in all material respects with all such material Permits. No suspension, cancellation, modification, revocation or nonrenewal of any material Permit is pending or, to the knowledge of Sequential, threatened in writing. Sequential and its Subsidiaries will continue to have the use and benefit of all material Permits following consummation of the transactions contemplated hereby. No material Permit is held in the name of any employee, officer, director, stockholder, agent or otherwise on behalf of Sequential or any of its Subsidiaries.

4.10        Litigation.  As of the date hereof, there is no action pending or, to the knowledge of Sequential, threatened by or against Sequential, any of the Sequential Subsidiaries, any of their respective properties or assets, or any officer or director of Sequential or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Sequential Material Adverse Effect. As of the date hereof, none of Sequential or any of its Subsidiaries, or any of their respective properties or assets is subject to any outstanding Order of any Governmental Entity that, individually or in the aggregate, has had or would reasonably be expected to have a Sequential Material Adverse Effect.

4.11        Title to Properties; Absence of Liens.  Section 4.11 of the Sequential Disclosure Schedule sets forth a true and complete description (including address, and for each lease, sublease and license, and all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto) of all real property leased, subleased or licensed by Sequential or any of its Subsidiaries (collectively, the “Sequential Leased Real Properties”; and the leases, subleases and licenses with respect thereto, collectively, the “Sequential Real Property Leases”). Sequential has made available to MSLO true, correct and complete copies of the Sequential Real Property Leases, together with all amendments, extensions, renewals, guaranties, modifications, supplements or other agreements, if any, with respect thereto. Each of the Sequential Real Property Leases is in full force and effect. Sequential or one of its Subsidiaries has a valid, binding and enforceable leasehold or subleasehold interest (or license, as applicable) in each Sequential Leased Real Property, in each case as to such leasehold or subleasehold interest (or license, as applicable), free and clear of all Liens (other than Permitted Liens). Neither Sequential nor any of its Subsidiaries owns, or has owned in the past 10 years, any real property or any interests in real property.

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4.12        Taxes.

(a)          All material Tax Returns required by applicable Law to be filed with any Governmental Entity by, or on behalf of, Sequential or any of its Subsidiaries have been duly filed when due (including extensions) in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects.

(b)          Sequential and each of its Subsidiaries has duly and timely paid or has duly and timely withheld and remitted to the appropriate Governmental Entity all material Taxes due and payable, or, where payment is not yet due, has established in accordance with GAAP an adequate accrual for all material Taxes on the financial statements set forth in the Sequential SEC Documents.

(c)          There is no claim, audit, action, suit, proceeding or investigation pending or threatened in writing against or with respect to Sequential or any of its Subsidiaries in respect of any Tax or Tax Return which if determined adversely would, individually or in the aggregate, be expected to result in a material Tax deficiency. Neither Sequential nor any of its Subsidiaries has received or applied for a Tax ruling that would be binding on Sequential or any of its Subsidiaries after the Closing Date.

(d)          Sequential and each of its Subsidiaries has withheld all material amounts required to have been withheld by it in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder or any other third party; such withheld amounts were either duly paid to the appropriate Governmental Entity or set aside in accounts for such purpose in accordance with applicable Law. Sequential and each of its Subsidiaries has reported such withheld amounts to the appropriate Governmental Entity and to each such employee, independent contractor, creditor, stockholder or any other third party, as required under applicable Law.

(e)          Neither Sequential nor any of its Subsidiaries is liable for any Taxes of any Person (other than Sequential and its Subsidiaries) as a result of (i) being a transferee or successor of such Person, (ii) the application of Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign law or (iii) a party to a tax sharing, tax indemnity or tax allocation agreement or any similar agreement to indemnify such Person.

(f)          Neither Sequential nor any of its Subsidiaries shall be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or portion thereof) ending after the Closing Date, as a result of (1) any elective change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding provision of state, local or foreign Law), (2) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date, (3) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), (4) installment sale or open transaction made on or prior to the Closing Date, or (5) prepaid amount received on or prior to the Closing Date.

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(g)          Neither Sequential nor any of its Subsidiaries has participated or engaged in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(h)          Neither Sequential nor any of its Subsidiaries has been informed in writing by any Governmental Entity in any jurisdiction in which it does not file a Tax Return that it may be required to file a Tax Return in such jurisdiction.

(i)          Neither Sequential nor any of its Subsidiaries has distributed stock of another corporation, or has had its stock distributed by another corporation, in a transaction that was governed, or purported or intended to be governed or described, in whole or in part, by Section 355 or Section 368(a)(1)(D) of the Code.

(j)          Neither Sequential nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Mergers from qualifying as a transaction described in Section 351 of the Code.

4.13        Employee Benefit Plans.

(a)          Section 4.13(a) of the Sequential Disclosure Schedule sets forth as of the date of this Agreement a true and complete list of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and all material stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of Sequential or its Subsidiaries has any present or future right to benefits or Sequential or its Subsidiaries has direct or contingent liability (each, a “Sequential Benefit Plan”). With respect to each such Sequential Benefit Plan, Sequential has made available to MSLO a true and complete copy of such Sequential Benefit Plan, if written, or a description of the material terms of such Sequential Benefit Plan if not written, and to the extent applicable: (i) all trust agreements, insurance contracts or other funding arrangements; (ii) the most recent actuarial and trust reports for both ERISA funding and financial statement purposes; (iii) the most recent Form 5500 with all attachments required to have been filed with the IRS or the Department of Labor or any similar reports filed with any comparable Governmental Entity in any non-U.S. jurisdiction having jurisdiction over any Sequential Benefit Plan and all schedules thereto; (iv) the most recent IRS determination or opinion letter; and (v) all current summary plan descriptions.

(b)          Each Sequential Benefit Plan has been maintained in all material respects in accordance with its terms and the requirements of applicable Law. Each of Sequential and its Subsidiaries has performed all material obligations required to be performed by it under any Sequential Benefit Plan and, to the knowledge of Sequential, is not in any material respect in default under or in violation of any Sequential Benefit Plan. No action (other than claims for benefits in the ordinary course) is pending or, to the knowledge of Sequential, threatened with respect to any Sequential Benefit Plan.

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(c)          Each Sequential Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a determination or opinion letter from the IRS that it is so qualified and each related trust that is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination or opinion letter from the IRS that it is so exempt and, to the knowledge of Sequential, no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Sequential Benefit Plan or the exempt status of any such trust.

(d)          No Sequential Benefit Plan is subject to Title IV of ERISA, is a multiemployer plan (within the meaning of Section 3(37) of ERISA) or provides post-employment welfare benefits except to the extent required by Section 4980B of the Code.

(e)          Any arrangement of Sequential or any of its Subsidiaries that is subject to Section 409A of the Code has complied in form and operation with the requirements of Section 409A of the Code as in effect from time to time. Neither Sequential nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any income Tax, additional Tax, excise Tax or interest charge imposed pursuant to Section 409A or 4999 of the Code.

(f)          Except as set forth in Section 4.13(f) of the Sequential Disclosure Schedule, the consummation of the transactions contemplated hereby will not, either alone or in combination with another event; (i) entitle any current or former director, officer or employee of Sequential or of any of its Subsidiaries to severance pay, unemployment compensation or any other payment; (ii) result in any payment becoming due, accelerate the time of payment or vesting, or increase the amount of compensation due to any such director, officer or employee; (iii) result in any forgiveness of indebtedness, trigger any funding obligation under any Sequential Benefit Plan or impose any restrictions or limitations on Sequential rights to administer, amend or terminate any Sequential Benefit Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that could reasonably be expected, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

4.14        Employees, Labor Matters.

(a)          Neither Sequential nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, and there are no, and during the last three years have been no, labor unions or other organizations representing, purporting to represent or, to the knowledge of Sequential, attempting to represent any employees of Sequential or any of its Subsidiaries.

(b)          Since January 1, 2011, there has not occurred or, to the knowledge of Sequential, been threatened any strike, slowdown, work stoppage, concerted refusal to work overtime or other similar labor activity or union organizing campaign with respect to any employees of Sequential or any of its Subsidiaries. There are no labor disputes subject to any formal grievance procedure, arbitration or litigation and there is no representation petition pending or, to the knowledge of Sequential, threatened with respect to any employee of Sequential or any of its Subsidiaries.

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(c)          Sequential and its Subsidiaries have complied in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees, immigration, and the collection and payment of withholding and/or social security Taxes.

4.15        Environmental Matters.  Except as would not, individually or in the aggregate, have a Sequential Material Adverse Effect: (i) Sequential and each of its Subsidiaries are in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental Permits necessary to operate the business as presently operated; (ii) to the knowledge of Sequential, there have been no releases of Hazardous Materials at or on any property owned or operated by Sequential or any of its Subsidiaries, except under circumstances that are not reasonably likely to result in liability of Sequential or any of its Subsidiaries under any applicable Environmental Law; (iii) neither Sequential nor any of its Subsidiaries has received from a Governmental Entity a request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state statute, or any written notification alleging that it is liable for any release or threatened release of Hazardous Materials at any location, except with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; and (iv) neither Sequential nor any of its Subsidiaries has received any written claim or complaint, or is presently subject to any lawsuit, proceeding or action, relating to noncompliance with Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of Sequential, no such matter has been threatened in writing.

4.16        Intellectual Property.

(a)          Section 4.16 of the Sequential Disclosure Schedule sets forth a true and complete list of all Registered Intellectual Property (each identified as a Mark, Patent, Copyright or domain name) owned (in whole or in part) by Sequential or any of its Subsidiaries as of the date of this Agreement, identifying for each whether it is owned by Sequential or the relevant Subsidiary (together with all Trade Secrets owned by Sequential or any of its Subsidiaries, collectively, the “Sequential Owned IP”).

(b)          Since January 1, 2013, no Sequential Owned IP has been or is now involved in any opposition, cancellation, reissue, reexamination, inter-partes review, public protest, interference, arbitration, mediation, domain name dispute resolution or other proceeding and, to the knowledge of Sequential, no such proceeding is or has been threatened or asserted with respect to any Sequential Owned IP, which, in each case, if determined or resolved adversely against Sequential or any of its Subsidiaries, would reasonably be expected to have a Sequential Material Adverse Effect.

(c)          Sequential or its Subsidiaries own or otherwise have a valid right to use, free and clear of any and all Liens (other than Permitted Liens), all Intellectual Property used in the operation of Sequential and its Subsidiaries’ businesses as currently conducted and neither Sequential nor any of its Subsidiaries has received any written notice or claim challenging the ownership, validity or enforceability of, or asserting the misuse of, any of the Intellectual Property used in the operation of Sequential’s or any of its Subsidiaries’ businesses, nor to the knowledge of Sequential is there a reasonable basis for any such notice or claim.

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(d)          Except as would not reasonably be expected to have a Sequential Material Adverse Effect, (i) each of Sequential and its Subsidiaries: (A) has taken reasonable steps in accordance with standard industry practices to protect its and their rights in the Intellectual Property used in the operation of Sequential’s and its Subsidiaries’ businesses; and (B) has maintained the confidentiality, secrecy and value of all Trade Secrets used in the operation of Sequential or any of its Subsidiaries’ businesses and (ii) to the knowledge of Sequential, no unauthorized disclosure of such Trade Secrets has occurred.

(e)          All Sequential Registered Intellectual Property is subsisting and, to the knowledge of Sequential, valid and enforceable. Except as would not reasonably be expected to have a Sequential Material Adverse Effect, neither Sequential nor any of its Subsidiaries has taken any action or failed to take any action that could reasonably be expected to result in the abandonment, cancellation, forfeiture, relinquishment, invalidation or unenforceability of any of the Sequential Registered Intellectual Property (including the failure to pay any filing, examination, issuance, post registration and maintenance fees, or annuities, and the failure to disclose any known material prior art in connection with the prosecution of patent applications).

(f)           Since January 1, 2013, (i) the development, manufacture, sale, distribution or other commercial exploitation of products, and the provision of any services, by or on behalf of Sequential or any of its Subsidiaries, and all of the other activities or operations of Sequential or any of its Subsidiaries, have not infringed upon, misappropriated, violated, diluted or constituted the unauthorized use of, any Intellectual Property of any Person, and (ii) neither Sequential nor any of its Subsidiaries has received any notice or claim, including invitations to license, asserting or suggesting that any such infringement, misappropriation, violation, dilution or unauthorized use is or may be occurring or has or may have occurred, which, in each case under either (i) or (ii), if determined or resolved adversely against Sequential or any of its Subsidiaries, would reasonably be expected to have a Sequential Material Adverse Effect. To the knowledge of Sequential, no Person is misappropriating, infringing, diluting or violating the Intellectual Property owned by Sequential or any of its Subsidiaries, which infringement would reasonably be expected to have a Sequential Material Adverse Effect.

(g)          Except as would not reasonably be expected to have a Sequential Material Adverse Effect, Sequential or its Subsidiaries, as the case may be, owns or has rights to access and use IT Systems used to process, store, maintain and operate data, information and functions used in connection with Sequential’s and its Subsidiaries’ businesses or otherwise necessary for the conduct of Sequential’s and its Subsidiaries’ businesses, including systems to operate payroll, accounting, billing and receivables, payables, inventory, asset tracking, customer service and human resources functions. Sequential and its Subsidiaries have taken reasonable steps in accordance with industry standards to secure the IT Systems from unauthorized access or use by any Person, and to ensure the continued, uninterrupted and error-free operation of the IT Systems.

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(h)          The IT Systems (i) are adequate in all material respects for their intended use and for the operation of Sequential’s and its Subsidiaries’ businesses as currently conducted, (ii) are in good working condition (normal wear and tear excepted), (iii) are free of all viruses, worms, Trojan horses and other known contaminants and (iv) do not contain any bugs, errors or problems of a nature that would materially disrupt their operation or have a material adverse impact on the operation of the IT Systems. There has not been any malfunction with respect to any of the IT Systems since January 1, 2013 that has not been remedied or replaced in all material respects.

(i)          Sequential is in material compliance with its privacy policies and applicable Laws relating to the use, collection and receipt of personal information and sensitive non-personally identifiable information.

4.17       Sequential Material Contracts.

(a)          Sequential has made available to MSLO a true and complete copy of each Contract to which Sequential or any of its Subsidiaries is a party as of the date of this Agreement or by which Sequential, any of its Subsidiaries or any of its respective properties or assets is bound as of the date of this Agreement, which: (i) is a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC; (ii) contains covenants of Sequential or any of its Subsidiaries not to compete or engage in any line of business or compete with any Person in any geographic area; (iii) pursuant to which Sequential or any of its Subsidiaries has entered into a partnership or joint venture with any other Person (other than Sequential or any of its Subsidiaries); or (iv) relates to or evidences indebtedness for borrowed money or any guarantee of indebtedness for borrowed money by Sequential or any of its Subsidiaries in excess of $1,000,000 (each, a “Sequential Material Contract”).

(b)          Sequential has delivered or made available to MSLO true and complete copies of all Sequential Material Contracts, including any amendments thereto. Each Sequential Material Contract is a legal, valid, binding and enforceable agreement of Sequential or its applicable Subsidiary and, to the knowledge of Sequential, any other party thereto, and is in full force and effect. None of Sequential or any of its Subsidiaries or, to the knowledge of Sequential, any other party is in breach or violation of, or (with or without notice or lapse of time or both) default under, any Sequential Material Contract, nor has Sequential or any of its Subsidiaries received any claim of any such breach, violation or default, except for such breaches and defaults which would not, individually or in the aggregate, reasonably be expected to have a Sequential Material Adverse Effect.

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4.18       Financing.

(a)          Sequential has delivered to MSLO a true, complete and correct copy of the executed debt commitment letter, dated as of the date hereof between Sequential and GSO Capital Partners, LP (such commitment letter and all fee letters associated therewith, in each case as amended or otherwise modified only to the extent permitted by this Agreement, collectively, “Financing Commitments”), pursuant to which the lenders party thereto have committed, subject to the terms and conditions set forth therein, to lend the aggregate principal amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses (the “Financing”). As of the date hereof, (a) the Financing Commitments have not been amended, restated or otherwise modified, (b) no amendment, restatement or other modification to the Financing Commitments is contemplated and (c) the respective commitments contained in the Financing Commitments have not been reduced, withdrawn, terminated or rescinded in any respect and, to Sequential’s knowledge, no reduction, withdrawal, termination or rescission is contemplated. Except for the fee letter referenced in the Financing Commitments (a true, complete and correct copy of which has been provided to MSLO, with only fee amounts and certain economic terms of the market flex agreed to by the parties redacted, none of which redacted provisions will adversely affect the availability of, or impose conditions on the availability of, the full amount of the Financing at Closing), there are no side letters or other agreements, Contracts or arrangements related to the funding of the Financing other than as expressly set forth in the Financing Commitments delivered to MSLO on or prior to the date hereof. As of the date hereof, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of Sequential, and to the knowledge of Sequential, the other parties thereto, enforceable in accordance with their terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). There are no conditions precedent or other contingencies (including pursuant to any “market flex” provisions in the related fee letter or otherwise) related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. As of the date hereof, (i) Sequential is not in default or breach under the terms and conditions of the Financing Commitments and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Sequential or, to the knowledge of Sequential, any other party thereto, under the terms and conditions of the Financing Commitments and (ii) Sequential has not received any written notice of such default or event. All commitment and other fees required to be paid on or prior to the date hereof under the Financing Commitments have been paid and, assuming the satisfaction of the conditions precedent to Sequential’s obligations in Section 7.1 and 7.3 hereunder, Sequential does not have any reason to believe that it will not be able to satisfy any term or condition of closing of the Financing that is required to be satisfied as a condition to availability of the Financing or that the full amount of the Financing will not be made available to Sequential on the Closing Date and, as of the date hereof, Sequential is not aware of the existence of any facts or events that would reasonably be expected to cause such conditions to the Financing not to be satisfied or the full amount of the Financing not to be available. The aggregate proceeds contemplated to be provided under the Financing Commitments, together with Sequential’s existing resources, in the aggregate, will be sufficient to make all required payments in connection with the MSLO Merger and the other transactions contemplated hereby, including payment of the MSLO Cash Consideration, any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Mergers (including all indebtedness of MSLO and its Subsidiaries required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection therewith) and all other amounts to be paid pursuant to this Agreement and associated fees, costs and expenses of the Mergers and the other transactions contemplated hereby, including the Financing, on the Closing Date. Sequential affirms that it is not a condition to the Closing or any of its other obligations under this Agreement that it obtain financing for, or related to, any of the transactions contemplated by this Agreement.

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4.19       Licensees. Section 4.19 of the Sequential Disclosure Schedule sets forth a true and complete list of the top 10 licensees by revenue of Sequential and the Sequential Subsidiaries, taken as a whole, for each of (a) calendar year 2014 and (b) the first three months of calendar year 2015. Except as set forth in Section 4.19 of the Sequential Disclosure Schedule, since the date of the Sequential Balance Sheet, no such licensee has (i) canceled or otherwise terminated, or, to the knowledge of Sequential, threatened to cancel or otherwise terminate its relationship with Sequential or the Sequential Subsidiary, (ii) decreased, or to the knowledge of Sequential, threatened to decrease, amounts payable, including royalty payments, to Sequential or the Sequential Subsidiary, or (iii) increased or decreased, as applicable, or, to the knowledge of Sequential, threatened to increase or decrease, as applicable, pricing terms with respect to amounts payable, including royalty payments, to Sequential or the Sequential Subsidiaries.

4.20       Affiliate Transactions.

(a)          Since January 1, 2013, no Related Party of Sequential or any of its Subsidiaries: (i) owns or has owned, directly or indirectly, any equity or other financial or voting interest in any competitor, supplier, licensor, lessor, distributor, independent contractor or customer of Sequential or any of its Subsidiaries or their business; (ii) owns or has owned, directly or indirectly, or has or has had any interest in any property (real or personal, tangible or intangible) that Sequential or any of its Subsidiaries uses or has used in or pertaining to the business of Sequential or any of its Subsidiaries; (iii) has or has had any business dealings or a financial interest in any transaction with Sequential or any of its Subsidiaries or involving any assets or property of Sequential or any of its Subsidiaries, other than business dealings or transactions conducted in the ordinary course of business at prevailing market prices and on prevailing market terms; or (iv) is or has been employed by Sequential or any of its Subsidiaries.

(b)          There are no Contracts by and between Sequential or any of its Subsidiaries, on the one hand, and any Related Party of Sequential or any its Subsidiaries, on the other hand, pursuant to which such Related Party provides or receives any information, assets, properties, support or other services to or from Sequential or any of its Subsidiaries (including Contracts relating to billing, financial, tax, accounting, data processing, human resources, administration, legal services, information technology and other corporate overhead matters).

(c)          There are no outstanding notes payable to, accounts receivable from or advances by Sequential or any of its Subsidiaries to, and neither Sequential nor any of its Subsidiaries is otherwise a debtor or creditor of, or has any liability or other obligation of any nature to, any Related Party of Sequential or any of its Subsidiaries. Since the date of the Sequential Balance Sheet, neither Sequential nor any of its Subsidiaries has incurred any obligation or liability to, or entered into or agreed to enter into any transaction with or for the benefit of, any Related Party.

4.21       Insurance. Section 4.21 of the Sequential Disclosure Schedule sets forth a true and complete list of all casualty, directors and officers liability, general liability, product liability and all other types of material insurance policies maintained with respect to Sequential or any of its Subsidiaries, together with the carriers and liability limits for each such policy. All such policies are in full force and effect and no application therefor included a material misstatement or omission. All premiums with respect thereto have been paid to the extent due. Sequential has not received notice of, nor to the knowledge of Sequential is there threatened in writing, any cancellation, termination, reduction of coverage or material premium increases with respect to any such policy. All material insurable risks in respect of the business and assets of Sequential and its Subsidiaries are covered by such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the business and operations in which Sequential and its Subsidiaries are engaged. The activities and operations of Sequential and its Subsidiaries have been conducted in a manner so as to conform in all material respects to all applicable provisions of such insurance policies. The consummation of the transactions contemplated by this Agreement will not cause a cancellation or reduction in the coverage of such policies.

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4.22       Brokers’ and Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Sequential or any of its Subsidiaries who is entitled to any fee or commission from Sequential or any of its Subsidiaries in connection with the transactions contemplated hereby.

4.23       TopCo and Merger Subs.

(a)          Each of TopCo, Singer Merger Sub and Madeline Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Sequential has delivered to or made available to MSLO certified copies of the certificate of incorporation and bylaws for each of TopCo, Singer Merger Sub and Madeline Merger Sub (the “New Entity Organizational Documents”).

(b)          Each of TopCo, Singer Merger Sub and Madeline Merger Sub (A) was formed solely for the purpose of entering into the transactions contemplated by this Agreement and (B) since the date of its formation, has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of an amendment to this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(c)          Each of TopCo, Singer Merger Sub and Madeline Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and the execution and delivery of this Agreement by TopCo, Singer Merger Sub or Madeline Merger Sub, as applicable, and the consummation by TopCo, Singer Merger Sub or Madeline Merger Sub, as applicable, of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part thereof.

(d)          The execution and delivery of this Agreement by each of TopCo, Singer Merger Sub and Madeline Merger Sub does not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement by each of TopCo, Singer Merger Sub and Madeline Merger Sub shall not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of TopCo, Singer Merger Sub or Madeline Merger Sub, as applicable, under the applicable New Entity Organizational Documents.

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(e)          As of the date of this Agreement and as of immediately prior to the Sequential Effective Time, TopCo shall have no shares of capital stock issued and outstanding.

(f)          All outstanding shares of capital stock of each of Madeline Merger Sub and Singer Merger Sub are, and all shares of capital stock of each of Madeline Merger Sub and Singer Merger Sub that may be issued as permitted by this Agreement or otherwise shall be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights, and all outstanding shares are owned, directly or indirectly, by TopCo, free and clear of any Lien.

4.24       No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, neither Sequential nor any other Person makes any other express or implied representation or warranty on behalf of Sequential or any of its Affiliates.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1         Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement until the Effective Time, except as expressly contemplated or permitted by this Agreement (including by Section 5.2 or Section 5.3 below, as applicable), except as specifically set forth in Section 5.2 of the MSLO Disclosure Schedule or Section 5.3 of the Sequential Disclosure Schedule, as applicable, or except with the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed), each of MSLO and Sequential shall, and shall cause each of its respective Subsidiaries to (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its officers and key employees, and (iii) take no action that would prohibit or materially impair or delay the ability of either MSLO or Sequential to obtain any necessary approvals of any regulatory agency or other Governmental Entity required for the transactions contemplated hereby or to consummate the transactions contemplated hereby. Notwithstanding the foregoing provisions of this Section 5.1, (i) neither party will take any action prohibited by Section 5.2 or Section 5.3, as applicable, in order to satisfy such party’s obligations under this Section 5.1 and (ii) each party shall be deemed not to have failed to satisfy its obligations under this Section 5.1 to the extent such failure resulted, directly or indirectly, from such party’s failure to take any action prohibited by Section 5.2 or Section 5.3, as applicable.

5.2         MSLO Forbearances. During the period from the date of this Agreement until the Effective Time, except as set forth in Section 5.2 of the MSLO Disclosure Schedule, except as required by Law or the rules and regulations of the SEC or the NYSE or as expressly contemplated by this Agreement, MSLO will not, and will not permit any of the MSLO Subsidiaries to, without the prior written consent of Sequential:

(a)          amend its certificate of incorporation, bylaws or comparable organizational documents (whether by merger, consolidation or otherwise);

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(b)          (i) split, combine or reclassify any shares of its capital stock, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, or in lieu of or in substitution for, shares of its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except dividends paid by a direct or indirect wholly owned Subsidiary of MSLO to MSLO or to any of MSLO’s other direct or indirect wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of MSLO’s (or any of its Subsidiaries’) share capital or any securities convertible into or exercisable for any shares of MSLO’s (or any of its Subsidiaries’) share capital, other than repurchases, redemptions or acquisitions by MSLO or any wholly owned Subsidiary of MSLO of share capital or such other securities, as the case may be, of any other wholly owned Subsidiary of MSLO;

(c)          (i) issue, deliver, pledge or sell, or authorize the issuance, delivery or sale of, any shares of MSLO Common Stock, equity equivalents or shares of capital stock of MSLO or any MSLO Subsidiary or capital stock of any MSLO Subsidiary, other than the issuance of (A) any shares of MSLO Common Stock upon the exercise of MSLO Stock Options in accordance with the terms of the applicable MSLO Benefit Plan; (B) any capital stock of any MSLO Subsidiary to MSLO or any other Subsidiary of MSLO; or (C) any shares of MSLO Common Stock in connection with any acquisition permitted by Section 5.2(e); or (ii) amend any term of any shares of MSLO Common Stock or equity equivalent (in each case, whether by merger, consolidation or otherwise) in any fashion that may have a materially adverse impact on Sequential;

(d)          incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget set forth in Section 5.2(d) of the MSLO Disclosure Schedule or (ii) any unbudgeted capital expenditures not to exceed $50,000 individually or $500,000 in the aggregate;

(e)          acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than any acquisitions with consideration (comprised of cash, shares of MSLO Common Stock or other property) not in excess of $250,000 individually or $500,000 in the aggregate;

(f)           sell, lease, sublease, exchange or otherwise transfer, or create or incur any Lien, other than a Permitted Lien, on, any of MSLO’s or any of its Subsidiaries’ assets, securities, properties, interests or businesses, or grant any option with respect to any of the foregoing;

(g)          make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of MSLO;

(h)          create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (including reimbursement obligations with respect to letters of credit);

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(i)           (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any employee, officer or director, (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, or (iv) increase compensation, bonus or other benefits payable to any employee or hire any new employee (other than any non-executive employee hired to fill a pre-existing vacancy or to replace any non-executive employee that terminates prior to the Effective Time, in each case, with the same salary for such position as of the date hereof), except for (x) increases in salary for non-executive employees or (y) increases to the pre-established salary level for any employee hired to fill a pre-existing non-executive vacancy or replace any non-executive employee that terminates prior to the Effective Time in an amount not to exceed $250,000 in the aggregate with respect to all such increases and hires;

(j)           change MSLO’s methods of accounting, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;

(k)          settle, or offer or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against MSLO or any of its Subsidiaries controlled or directed by MSLO or any of its Subsidiaries;

(l)           (i) make or change any material Tax election, (ii) change any annual tax accounting period, (iii) adopt or change any elective method of tax accounting, (iv) materially amend any Tax Returns, (v) enter into any material closing agreement, (vi) settle any material Tax claim, audit or assessment or (vii) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(m)          except in the ordinary course of business consistent with past practice, amend, modify or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any MSLO Material Contract or waive, release or assign any material rights, claims or benefits of it or its Subsidiaries under any MSLO Material Contract, or enter into any Contract or agreement that would have been a MSLO Material Contract had it been entered into prior to this Agreement or which grants any third party the right to receive payments with respect to any Intellectual Property, including any royalty payments or similar;

(n)          adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of MSLO or any material MSLO Subsidiary (other than the Mergers);

(o)          cancel any indebtedness or waive any claims or rights of substantial value, in each case other than in the ordinary course of business consistent with past practice;

(p)          take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to impede, the Mergers from qualifying as a transaction described in Section 351 of the Code; or

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(q)          agree, resolve or commit to (i) do any action restricted by this Section 5.2 or (ii) accept any restriction that would prevent MSLO or any of its Subsidiaries from taking any action required by this Section 5.2.

5.3         Sequential Forbearances. During the period from the date of this Agreement until the Effective Time, except as set forth in Section 5.3 of the Sequential Disclosure Schedule and except as required by Law or the rules and regulations of the SEC or Nasdaq or as contemplated or permitted by this Agreement, Sequential will not, and will not permit any of the Sequential Subsidiaries to, without the prior written consent of MSLO (which shall not be unreasonably withheld, conditioned or delayed):

(a)          amend its certificate of incorporation, bylaws or comparable organizational documents (whether by merger, consolidation or otherwise);

(b)          (i) split, combine or reclassify any shares of its capital stock, or propose to split, combine or reclassify, any of its share capital, or issue or authorize or propose the issuance or authorization of any other securities in respect of, or in lieu of or in substitution for, shares of its share capital, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except dividends paid by a direct or indirect wholly owned Subsidiary of Sequential to Sequential or to any of Sequential’s other direct or indirect wholly owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any shares of Sequential’s (or any of its Subsidiaries’) share capital or any securities convertible into or exercisable for any shares of Sequential’s (or any of its Subsidiaries’) share capital, other than repurchases, redemptions or acquisitions by Sequential or any wholly owned Subsidiary of Sequential of share capital or such other securities, as the case may be, of any other wholly owned Subsidiary of Sequential;

(c)          (i) issue, deliver, pledge or sell, or authorize the issuance, delivery or sale of, any shares of Sequential Common Stock or Sequential Preferred Stock or capital stock of any Sequential Subsidiary, other than the issuance of (A) any shares of Sequential Common Stock upon the exercise of Sequential Stock Options in accordance with the terms of the applicable Sequential Benefit Plan; (B) any capital stock of any Sequential Subsidiary to Sequential or any other Subsidiary of Sequential; or (C) any shares of Sequential Common Stock in connection with any acquisition permitted by Section 5.3(e); or (ii) amend any term of the shares of Sequential Common Stock (in each case, whether by merger, consolidation or otherwise) in any fashion that may have a materially adverse impact on MSLO;

(d)          incur any capital expenditures or any obligations or liabilities in respect thereof, other than capital expenditures not to exceed $1,500,000 in the aggregate;

(e)          acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses, other than any acquisitions with consideration (comprised of cash, shares of Sequential Common Stock or other property) not in excess of $15,000,000 in the aggregate;

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(f)          sell, lease, sublease, exchange or otherwise transfer, or create or incur any Lien, other than a Permitted Lien, on, any of Sequential’s or any of its Subsidiaries’ assets, securities, properties, interests or businesses, or grant any option with respect to any of the foregoing;

(g)          make any loans, advances or capital contributions to, or investments in, any other Person, other than in the ordinary course of business consistent with past practice or loans, advances or capital contributions to, or investments in, wholly owned Subsidiaries of Sequential;

(h)          create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof (including reimbursement obligations with respect to letters of credit);

(i)           other than with respect to non-executive employees, (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with respect to any employee, officer or director, (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement, or (iv) increase compensation, bonus or other benefits payable to any employee or hire any executive officer if Sequential does not provide notice to MSLO at least two Business Days prior to the hiring of any executive officer;

(j)           change Sequential’s methods of accounting, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;

(k)          settle, or offer or propose to settle, any litigation, investigation, arbitration, proceeding or other claim involving or against Sequential or any of its Subsidiaries controlled or directed by Sequential or any of its Subsidiaries;

(l)           (i) make or change any material Tax election, (ii) change any annual tax accounting period, (iii) adopt or change any elective method of tax accounting, (iv) materially amend any Tax Returns, (v) enter into any material closing agreement, (vi) settle any material Tax claim, audit or assessment or (vii) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(m)          except in the ordinary course of business consistent with past practice, amend, modify or terminate (excluding terminations upon expiration of the term thereof in accordance with their terms) any Sequential Material Contract or waive, release or assign any material rights, claims or benefits of it or its Subsidiaries under any Sequential Material Contract, or enter into any Contract or agreement that would have been a Sequential Material Contract had it been entered into prior to this Agreement or which grants any third party the right to receive payments with respect to any Intellectual Property, including any royalty payments or similar;

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(n)          adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Sequential or any material Sequential Subsidiary (other than the Mergers);

(o)          cancel any indebtedness or waive any claims or rights of substantial value, in each case other than in the ordinary course of business consistent with past practice;

(p)          take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to impede, the Mergers from qualifying as a transaction described in Section 351 of the Code; or

(q)          agree, resolve or commit to (i) do any action restricted by this Section 5.3 or (ii) accept any restriction that would prevent Sequential or any of its Subsidiaries from taking any action required by this Section 5.3.

5.4         Control of Other Party’s Business. Nothing contained in this Agreement will give MSLO, directly or indirectly, the right to control Sequential or any of the Sequential Subsidiaries or direct the business or operations of Sequential or any of the Sequential Subsidiaries. Nothing contained in this Agreement will give Sequential, directly or indirectly, the right to control MSLO or any of the MSLO Subsidiaries or direct the business or operations of MSLO or any of the MSLO Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of MSLO and Sequential will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations and the operations of its respective Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, will be interpreted in such a way as to place Sequential or MSLO in violation of any applicable Law.

5.5         No Solicitation; Recommendation of the Merger.

(a)          Notwithstanding anything to the contrary set forth in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the 30th calendar day after the date of this Agreement (the “No Shop Period Start Date”), MSLO and its Subsidiaries and their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, “Representatives”) shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that constitutes an Acquisition Proposal, including by providing information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, MSLO and its Subsidiaries to any Person pursuant to an Acceptable Confidentiality Agreement; provided that MSLO shall promptly (and in any event within 48 hours) make available to Sequential any non-public information provided to any such Person or Persons or Representatives (other than immaterial information) that was not previously provided to Sequential, and (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisitions Proposals and cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. No later than 48 hours after the No Shop Period Start Date, MSLO shall notify Sequential in writing of the identity of any Person that submitted any Acquisition Proposal prior to the No Shop Period Start Date, and shall provide to Sequential a copy of such Acquisition Proposal.

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(b)          Except as expressly permitted in this Section 5.5(b), from and after the No Shop Period Start Date until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with ARTICLE VIII, MSLO shall not, and shall not permit or authorize any of its Subsidiaries or any Representative of MSLO or any of its Subsidiaries, directly or indirectly, to (i) solicit, initiate, endorse, knowingly encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer that is reasonably likely to lead to any Acquisition Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing. Except as expressly permitted in this Section 5.5(b) (including with respect to any Excluded Party as provided in the last sentence hereof), as of the No Shop Period Start Date, MSLO shall, and shall cause each of its Subsidiaries and the Representatives of MSLO and its Subsidiaries to, (A) immediately cease and cause to be terminated all existing discussions and negotiations with any Person conducted theretofore with respect to any Acquisition Proposal or potential Acquisition Proposal and (B) request the prompt return or destruction of all confidential information previously furnished with respect to any Acquisition Proposal or potential Acquisition Proposal. Notwithstanding the foregoing, if at any time following the No Shop Period Start Date and prior to the time the MSLO Stockholder Approval is obtained, (1) MSLO receives a written Acquisition Proposal from any Person that the MSLO Board believes in good faith to be bona fide, (2) such Acquisition Proposal did not result from a breach of this Section 5.5, (3) the MSLO Board determines in good faith (after consultation with outside counsel and its financial advisor) that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal, and (4) the MSLO Board determines in good faith (after consultation with outside counsel) that the failure to take the actions referred to in clause (x) or (y) below would reasonably be expected to result in a breach of its fiduciary duties to the stockholders of MSLO under applicable Law, then MSLO may (x) furnish information regarding, and afford access to the business, properties, assets, books, records and personnel of, MSLO and its Subsidiaries to the Person or Persons making such Acquisition Proposal and to the Representatives of such Person or Persons pursuant to a customary confidentiality agreement containing terms no less favorable to MSLO than those set forth in the Confidentiality Agreement (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”); provided, that any non-public information provided to any such Person or Persons or Representatives (other than immaterial information) that was not previously provided to Sequential shall be promptly provided to Sequential and (y) participate in discussions or negotiations with the Person or Persons making such Acquisition Proposal regarding such Acquisition Proposal. Notwithstanding the passage of the No Shop Period Start Date, until 11:59 p.m. (New York City time) on the 45th calendar day after the date of this Agreement (provided such date and time shall be extended to the extent and during such period thereafter as MSLO is in active discussions with an Excluded Party), MSLO may continue to engage in the activities described in Section 5.5(a) with respect to any Excluded Party, including with respect to any amended or modified Acquisition Proposal submitted by any Excluded Party following the No Shop Period Start Date, and the restrictions in this Section 5.5(b) shall not apply with respect thereto.

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(c)          Except as set forth in Section 5.5(d), neither the MSLO Board nor any committee thereof shall:

(i)          (A) withdraw (or modify or qualify in any manner adverse to Sequential) the recommendation or declaration of advisability by the MSLO Board or any such committee of this Agreement, the MSLO Merger or any of the other transactions contemplated hereby, (B) recommend or otherwise declare advisable the approval by MSLO stockholders of any Acquisition Proposal, or (C) resolve, agree or propose to take any such actions (each such action set forth in this Section 5.5(c)(i) being referred to herein as an “Adverse Recommendation Change”); or

(ii)         authorize, adopt or approve an Acquisition Proposal or cause or permit MSLO or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract (each, an “Alternative Acquisition Agreement”) constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement), or resolve, agree or propose to take any such actions.

(d)          Notwithstanding anything in this Agreement to the contrary, at any time prior to the time the MSLO Stockholder Approval is obtained, the MSLO Board (at the recommendation of the Special Committee) may, (x) effect an Adverse Recommendation Change if the MSLO Board determines in good faith (after consultation with its outside counsel) that the failure to take such action would reasonably be expected to result in a breach of the directors’ fiduciary duties under applicable Law, either in response to a Superior Proposal or an Intervening Event or (y) solely in response to a Superior Proposal received after the date hereof that was unsolicited and did not otherwise result from a breach of this Section 5.5, cause MSLO to enter into a binding Alternative Acquisition Agreement with respect thereto and terminate this Agreement pursuant to Section 8.1(i); provided, however, that the MSLO Board may only effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(i) if (and in no other circumstances may the MSLO Board effect an Adverse Recommendation Change):

(i)          MSLO notifies Sequential in writing at least three Business Days in advance that it intends to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(i), which notice shall specify the basis for the Adverse Recommendation Change or termination and, in the case of a Superior Proposal, specifies the terms and conditions of, and the identity of the Person making, such Superior Proposal, and contemporaneously furnishes a copy (if any) of the proposed Alternative Acquisition Agreement and any other relevant transaction documents (it being understood and agreed that any material amendment to the financial terms or any other material term of such Superior Proposal or material change in the facts or circumstances relating to an Intervening Event shall require a new written notice by MSLO and a new three Business Day period);

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(ii)         after providing such notice and prior to effecting such Adverse Recommendation Change or terminating this Agreement pursuant to Section 8.1(i), if Sequential makes a proposal during such the three Business Day period to adjust the terms and conditions of this Agreement, MSLO shall, and shall cause its financial and legal advisors to, negotiate with Sequential in good faith (to the extent Sequential seeks to negotiate) to make any revisions to the terms of the transactions contemplated by this Agreement as would permit the MSLO Board not to effect an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.1(i); and

(iii)        the MSLO Board shall have considered in good faith any changes to this Agreement offered in writing by Sequential no later than 11:59 p.m., New York City time, on the third Business Day of such three Business Day period and shall have determined (x) in the event the MSLO Board’s determination pursuant to subparagraph (c) above is in response to a Superior Proposal, that such Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Sequential were to be given effect or (y) in the event the MSLO Board’s determination pursuant to subparagraph (c) above is in response to an Intervening Event, that such changes would not affect the MSLO Board’s determination of the need for an Adverse Recommendation Change in response to such Intervening Event.

For the avoidance of doubt, the terms and conditions of this Section 5.5(d) shall apply both prior to and following the No Shop Period Start Date, including with respect to any Acquisition Proposal received from any Excluded Party.

(e)          Following the No Shop Period Start Date, MSLO promptly (and in any event within 48 hours of receipt) shall advise Sequential, orally or in writing, in the event MSLO or any of its Subsidiaries or Representatives receives (i) any indication by any Person that it is considering making an Acquisition Proposal (including any request by any Person to waive any standstill or similar provision applicable to such Person), (ii) any inquiry or request for information, discussion or negotiation that is reasonably likely to lead to or that contemplates an Acquisition Proposal, or (iii) any proposal or offer that is or is reasonably likely to lead to an Acquisition Proposal, in each case together with a description of the material terms and conditions of and facts surrounding any such indication, inquiry, request, proposal or offer, the identity of the Person making any such indication, inquiry, request, proposal or offer, and a copy of any written proposal, offer or draft agreement provided by such Person. MSLO (or its outside counsel) shall, orally or in writing, keep Sequential (or its outside counsel) reasonably informed on a timely basis (and in any event within 48 hours) with respect to any change to price or other material terms of such Acquisition Proposal. MSLO (or its outside counsel) shall, promptly upon receipt or delivery thereof (and in any event within 48 hours), provide Sequential (or its outside counsel) with copies of material agreements comprising such Acquisition Proposal and any amendments thereto. Without limiting any of the foregoing, MSLO shall promptly (and in any event within 48 hours) notify Sequential, orally or in writing, if it determines to begin providing information or to engage in discussions or negotiations concerning an Acquisition Proposal pursuant to this Section 5.5.

(f)           MSLO agrees that any material violation of the restrictions set forth in this Section 5.5 by any Representative of MSLO or any of its Subsidiaries shall be deemed to be a material breach of this Agreement by MSLO.

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(g)          Nothing contained in Section 5.5 shall prohibit MSLO, the MSLO Board or any other committee of the MSLO Board from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14e–2(a), Rule 14d–9 or Item 1012(a) of Regulation M–A promulgated under the Exchange Act (or any similar communication to stockholders) or (ii) making any “stop-look-and listen” communication to the stockholders of MSLO pursuant to Rule 14d-9(f) under the Exchange Act; provided, that neither the MSLO Board nor any committee thereof shall effect an Adverse Recommendation Change unless the applicable requirements of Section 5.5 shall have been satisfied.

(h)          For purposes of this Agreement:

(i)          “Acquisition Proposal” means any proposal or offer with respect to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, and whether through any merger, reorganization, consolidation, tender offer, self-tender, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or otherwise, of (A) assets or businesses of MSLO and its Subsidiaries that generate 20% or more of the net revenues or net income or that represent 20% or more of the total assets (based on fair market value) of MSLO and its Subsidiaries, taken as a whole, immediately prior to such transaction, or (B) 20% or more of the combined voting power of the outstanding MSLO Class A Common Stock and Class B Common Stock, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning twenty percent (20%) or more of the combined voting power of the outstanding MSLO Class A Common Stock and Class B Common Stock, in each case other than the MSLO Merger and other transactions contemplated by this Agreement;

(ii)         “Excluded Party” means a Person or group of Persons from whom MSLO or any of its Representatives has received, after the execution of this Agreement and prior to the No Shop Period Start Date, a bona fide written Acquisition Proposal that the Madeline Board has determined in good faith constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal;

(iii)        “Intervening Event” means a material event or circumstance that was not known to the MSLO Board prior to the execution of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable), which event or circumstance, or any material consequence thereof, becomes known to the MSLO Board prior to the receipt of MSLO Stockholder Approval; provided, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event; and

(iv)        “Superior Proposal” means any bona fide binding written Acquisition Proposal that the MSLO Board determines in good faith (after consultation with outside counsel and its financial advisor), taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making the proposal, including the financing terms thereof, is (A) more favorable to the stockholders of MSLO from a financial point of view than the MSLO Merger and the other transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by Sequential in response to such proposal) and (B) reasonably likely to be completed on the terms proposed; provided, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to “20%” shall be deemed to be references to “50%”.

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5.6         Directors. Prior to the Effective Time, MSLO shall cause each member of the MSLO Board, other than any persons designated by Sequential at least two Business Days prior to the Closing Date, to execute and deliver a letter effectuating his or her resignation as a director of the MSLO Board effective as of the Effective Time.

5.7         Financing.

(a)          Sequential shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitments (including the exercise of “market flex” provisions in the related fee letter) as promptly as practicable following the date hereof (taking into account the expected timing of the Closing). Sequential shall comply with its obligations, and enforce its rights, under the Financing Commitments in a timely and diligent manner. In the event that all conditions to the Financing Commitments set forth therein have been, or upon funding will be, satisfied, Sequential shall use its reasonable best efforts to cause the lenders party thereto and the other Persons providing such Financing to comply with their obligations under the Financing Commitments and the definitive financing agreements entered into in connection with the Financing and to fund the Financing required to consummate the transactions contemplated by this Agreement and to pay related fees, costs and expenses on or prior to the Closing Date. Sequential will keep MSLO reasonably informed of the status of its efforts to arrange the Financing and to satisfy the conditions thereof, including (A) promptly notifying MSLO of (1) any material breach or default by any party to the Financing Commitments or any definitive financing agreement entered into in connection with the Financing, if such breach or default would reasonably be expected to affect the timely availability of, or the amount of, the Financing and (2) the receipt by any of Sequential or any of its Representatives of any written notice or other written communication from any lender committing or providing the Financing or other Person with respect to (x) any actual, threatened or alleged breach, default, termination or repudiation by any party to the Financing Commitments or any definitive financing agreement entered into in connection with the Financing or any provision thereof (including any proposal by any lender or other Person to withdraw or terminate or make any material change in the terms of the Financing Commitment that would reasonably be expected to affect the timely availability of, or the amount of, the Financing) or (y) any material dispute or disagreement between or among any parties to any Financing Commitment or any definitive financing agreement entered into in connection with the Financing, if such dispute or disagreement would reasonably be expected to affect the timely availability of, or amount of, the Financing and (B) upon MSLO’s reasonable request, advising and updating MSLO, in a reasonable level of detail, with respect to status of the Financing. Sequential may replace or amend all or any portion of the Financing Commitments; provided, that such replacement or amendment would not (i) reduce the aggregate cash amount of proceeds of the Financing (including by changing the amount of fees to be paid or original issue discount of the Financing (except as set forth in any “market flex” provisions existing on the date hereof in the related fee letter)), (ii) impose new or additional conditions, or otherwise expand any conditions, to the receipt of the Financing from those set forth in the Financing Commitments on the date hereof, (iii) reasonably be expected to prevent, or materially delay or impair, the availability of the full amount of the Financing or make the funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur, (iv) adversely affect the ability of Sequential to enforce its rights against any lender or any other Person providing or committing to provide the Financing or (v) adversely impact the ability of Sequential to cause TopCo to timely consummate the MSLO Merger and the other transactions contemplated hereby. For purposes of this Agreement, references to “Financing” shall include the financing contemplated by the Financing Commitments as replaced, amended or modified as permitted hereby, including, if applicable, pursuant to an alternative financing that is in compliance herewith, and references to “Financing Commitments” shall include such documents as replaced, amended or modified as permitted hereby, including, if applicable, pursuant to an alternative financing in compliance herewith. Without limiting the generality of the foregoing and subject to replacements or amendments permitted hereby, Sequential shall use its reasonable best efforts to (i) maintain in effect the Financing Commitments until the transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis (taking into account the expected timing of the Closing) all conditions and covenants applicable to Sequential in the Financing Commitments and any definitive agreements entered into in connection therewith at or prior to Closing and otherwise comply with its obligations thereunder, (iii) negotiate and enter into definitive agreements with respect thereto on the terms and conditions consistent with those contemplated by the Financing Commitments and (iv) consummate the Financing at or prior to the Closing. If, notwithstanding the use of reasonable best efforts by Sequential to satisfy its obligations under this Section 5.7, any portion of the Financing or the Financing Commitments (or any definitive financing agreement relating thereto) expire or are terminated or otherwise become unavailable prior to the Closing, in whole or in part, for whatever reason, Sequential shall (i) promptly notify MSLO of such expiration, termination or unavailability and the reason therefor and (ii) use its reasonable best efforts to promptly arrange and obtain alternative financing from alternative sources, in an amount sufficient to consummate the transactions contemplated by this Agreement and to pay related fees, costs and expenses as promptly as practicable following the occurrence of such event and which do not include any conditions to the consummation of such alternative financing that are more onerous than the conditions set forth in the Financing Commitments. True, complete and correct copies of each commitment letter and other agreement relating to the alternative financing will be promptly provided to MSLO. Sequential acknowledges and agrees that the obtaining of the Financing is not a condition to the Closing. For the avoidance of doubt, if the Financing has not been obtained, Sequential will continue to be obligated, subject to the fulfillment or waiver of the conditions set forth in Sections 7.1 and 7.3, to complete the Mergers and consummate the other transactions contemplated hereby.

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(b)          Prior to the Closing, MSLO shall use reasonable best efforts to provide to Sequential, at Sequential’s sole expense, all cooperation reasonably requested by Sequential in connection with the Financing, including by using reasonable best efforts in (i) furnishing Sequential and its lenders any information and financial statements reasonably requested by such Persons as is customarily required in connection with the execution of debt financings similar to the Financing (provided, that MSLO will have no obligation to prepare pro forma financial information or post-closing financial information), (ii) participating, but only together with the executive officers of Sequential and other members of senior management and representatives of Sequential, and at a time and place acceptable to the executive officers of MSLO, in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the executive officers of MSLO and other members of senior management and representatives of MSLO), presentations, road shows, due diligence sessions and sessions with rating agencies in connection with the Financing, as reasonably requested by Sequential, (iii) assisting Sequential and its lenders in the preparation of customary bank information memoranda, rating agency presentations and lender presentations relating to the Financing, (iv) cooperating with the marketing efforts of Sequential and its lenders for all or any portion of the Financing, (v) providing information with respect to the assets of MSLO and its Subsidiaries that will serve as collateral for the Financing as is reasonably requested by Sequential and, subject to Section 6.2, providing reasonable access to Sequential and its lenders, during normal working hours and upon reasonable advance notice, to allow them to conduct audit examinations and appraisals with respect to such collateral, (vi) seeking to cause its auditors to provide assistance to Sequential consistent with their customary practice (including to provide and consent to the use of their audit reports relating to the consolidated financial statements of MSLO and its Subsidiaries), in each case on customary terms and consistent with their customary practice in connection with financings similar to the Financing, (vii) so long as such documents and other information are reasonably requested by Sequential in writing at least ten Business Days prior to the Closing Date, providing all documentation and other information required by regulatory authorities with respect to MSLO and its Subsidiaries under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001, as amended, and (viii) seeking to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Financing Commitment to be paid off, discharged and terminated at Closing; provided, however, that, irrespective of the above, (A) such requested cooperation shall not unreasonably interfere with the business or the ongoing operations of MSLO and its Subsidiaries, (B) nothing in this Section 5.7(b) shall require cooperation to the extent that it would (x) cause any condition to the Closing set forth in Sections 7.1 and 7.3 to not be satisfied or otherwise cause any breach of this Agreement or (y) reasonably be expected to conflict with or violate MSLO’s or any its Subsidiaries’ organizational documents or any applicable Law, (C) prior to the Closing, none of the directors or managers of MSLO or any of its Subsidiaries, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, certificate, document or instrument with respect to the Financing or adopt any resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, and (D) none of MSLO’s or its Subsidiaries’ officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Effective Time.

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(c)          Notwithstanding Section 5.7(b) above, none of MSLO or any of its Subsidiaries shall be required to bear any cost or expense or to pay any commitment or other similar fee or make any other payment in connection or incur or assume any other liability or obligation with the Financing prior to the Effective Time except in the case of expenses that are reimbursed as provided in Section 8.2(b). Sequential shall, promptly upon request, reimburse MSLO for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by MSLO or any of its Subsidiaries in connection with fulfilling its obligations pursuant to Section 5.7(b). Sequential shall indemnify and hold harmless MSLO and its Subsidiaries (and their respective Representatives) from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with the arrangement of the Financing and any information utilized in connection therewith (other than historical information relating to MSLO or its Subsidiaries provided by MSLO in writing specifically for use in the Financing offering documents). MSLO hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage MSLO or any of its Subsidiaries or the reputation or goodwill of MSLO or any of its Subsidiaries and its or their marks.

5.8         Termination of Certain Agreements. Except for any agreements or arrangements set forth in Section 5.8 of the Sequential Disclosure Schedule which shall continue in accordance with their respective terms, at or prior to the MSLO Effective Time, MSLO shall take all actions necessary to cause any and all arrangements and agreements to which it or any of its Subsidiaries is a party with Martha Stewart to be terminated as of the MSLO Effective Time without any further liability or obligation on the part of MSLO or any of its Subsidiaries, except in each case with respect to indemnification matters.

ARTICLE VI
ADDITIONAL AGREEMENTS

6.1         Preparation of the Form S-4 and the Proxy Statement; MSLO Stockholders Meeting.

(a)          As soon as practicable following the date of this Agreement, Sequential and MSLO shall prepare, and Sequential shall cause TopCo to file with the SEC, the Form S-4, including the related Proxy Statement/Prospectus and Information Statement. Each of Sequential and MSLO shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Sequential and MSLO shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested, in connection with the preparation, filing and distribution of the Form S-4, Proxy Statement/Prospectus and Information Statement. The Form S-4 and Proxy Statement/Prospectus shall include all information reasonably requested by such other party to be included therein. Each of Sequential and MSLO shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement/Prospectus and shall provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand. Each of Sequential and MSLO shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or Proxy Statement/Prospectus. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Sequential and MSLO (i) shall provide the other an opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) shall include in such document or response all comments reasonably proposed by the other. Each of Sequential and MSLO shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of shares of TopCo Common Stock for offering or sale in any jurisdiction, and each of Sequential and MSLO shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Sequential shall also cause TopCo to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Mergers, the issuance of the Merger Consideration and the issuance of shares of TopCo Common Stock under the Sequential Benefit Plans. If at any time prior to the Effective Time any information relating to Sequential, MSLO, TopCo, or any of their respective Affiliates, officers or directors, should be discovered by Sequential, MSLO or TopCo that should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Sequential and MSLO.

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(b)          MSLO shall use its reasonable best efforts to, as promptly as practicable after the Form S-4 is declared effective under the Securities Act, duly give notice of, convene and hold a meeting of its stockholders (the “MSLO Stockholders Meeting”), and shall within five Business Days of the effectiveness of the Form S-4 publicly announce the date of the MSLO Stockholders Meeting, in accordance with the DGCL and MSLO’s certificate of incorporation and bylaws for the purpose of obtaining the MSLO Stockholder Approval and shall, subject to the provisions of Section 5.5, through its Board of Directors, recommend to its stockholders the adoption and approval of this Agreement. MSLO may only postpone or adjourn the MSLO Stockholders Meeting (i) to solicit additional proxies for the purpose of obtaining the MSLO Stockholder Approval, (ii) for the absence of a quorum, (iii) with the consent of Sequential or (iv) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that MSLO has determined after consultation with outside legal counsel is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of MSLO prior to the MSLO Stockholders Meeting. MSLO shall use its reasonable best efforts to (i) cause the Proxy Statement/Prospectus to be mailed to MSLO’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and to hold the MSLO Stockholders Meeting as soon as practicable after the Form S-4 becomes effective and (ii) subject to the provisions of Section 5.5, solicit the MSLO Stockholder Approval. MSLO shall, through the MSLO Board, recommend to its stockholders that they vote in favor of the MSLO Merger and shall include such recommendation in the Proxy Statement/Prospectus, except to the extent that the MSLO Board shall have made an Adverse Recommendation Change as permitted by Section 5.5. MSLO agrees, subject to Section 5.5, that its obligations pursuant to this Section 6.1 shall not be affected by the commencement, public proposal, public disclosure or communication to MSLO of any Acquisition Proposal.

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6.2         Access to Information; Confidentiality. Upon reasonable notice and subject to applicable Law, each of Sequential and MSLO shall, and shall cause each of its Subsidiaries to, afford to the other and its representatives reasonable access during normal business hours during the period prior to the Closing Date to all of the properties, books, Contracts, commitments, personnel and records and, during such period, each of Sequential and MSLO shall, and shall cause each of its Subsidiaries to, furnish promptly to the other and its representatives such information concerning its business, properties and personnel as such other party may reasonably request, other than to the extent such information is contemplated to be provided pursuant to Section 5.5, in which case, the provisions of Section 5.5 shall apply to the sharing of such information. The foregoing notwithstanding, neither Sequential nor MSLO shall be required to afford such access if and to the extent it would (w) unreasonably disrupt its operations or any of its Subsidiaries, (x) violate any of its or its Subsidiaries’ obligations with respect to confidentiality, (y) cause a risk of a loss of privilege or trade secret protection to it or any of its Subsidiaries or (z) constitute a violation of any applicable Law; provided, however, that, in each case, Sequential or MSLO, as the case may be, uses commercially reasonable efforts to minimize the effects of such restriction or to provide a reasonable alternative to such access. All information furnished pursuant to this Section 6.2 shall be subject to the Confidentiality Agreement, dated as of April 27, 2015, between MSLO and Sequential (the “Confidentiality Agreement”). No investigation pursuant to this Section 6.2 or information provided to, made available to or delivered by either Sequential or MSLO pursuant to this Section 6.2 or otherwise shall affect any representations or warranties, conditions or rights of either Sequential or MSLO contained in this Agreement.

6.3         Required Actions.

(a)          Subject to the terms and conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary to consummate and make effective, as soon as reasonably possible, the Mergers and the other transactions contemplated by this Agreement in accordance with the terms hereof. Without limiting the generality of the foregoing, upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Mergers and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following: (i) obtain all required consents, approvals or waivers from, or participation in other discussions or negotiations with, third parties, including as required under any Contract, (ii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers and the other transactions contemplated by this Agreement, (iii) obtain all necessary actions or nonactions, waivers, consents, approvals, orders and authorizations from Governmental Entities and (iv) make all necessary registrations, declarations and filings with any Governmental Entity, including filings required under the HSR Act with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice; provided that no party shall be required to pay (and MSLO and its Subsidiaries shall not pay or agree to pay without the prior written consent of Sequential, which consent shall not be unreasonably withheld, conditioned or delayed) any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the transactions contemplated by this Agreement under any Contract. In furtherance and not in limitation of the foregoing, Sequential and MSLO each shall, no later than ten Business Days following the execution and delivery of this Agreement, file a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.3 necessary to cause the expiration or termination of the applicable waiting period under the HSR Act as soon as practicable. Sequential shall be responsible for any filing and other similar fees payable in connection with the filing of the Notification and Report Form and any other submissions under the HSR Act.

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(b)          Sequential shall give prompt notice to MSLO, and MSLO shall give prompt notice to Sequential, of (i) any representation or warranty made by it contained in this Agreement that is qualified as to materiality becoming untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

6.4         Indemnification and Insurance.

(a)          From and after the Effective Time, TopCo shall indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of MSLO or Sequential or any of their respective Subsidiaries or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of MSLO or Sequential, as applicable, or any of their respective Subsidiaries as a director or officer of another Person (including such individual’s affiliates, the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Indemnified Party (or such Indemnified Party’s affiliate) is or was an officer or director of MSLO or Sequential, as applicable, or any of their respective Subsidiaries is or was serving at the request of MSLO or Sequential, as applicable, or any of their respective subsidiaries as a director or officer of another person or in respect of any acts or omissions in their capacities as such directors or officers occurring prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted by applicable Law, and any indemnification agreements in existence as of the date of this Agreement. In the event of any such claim, action, suit or proceeding, (i) each Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from TopCo to the fullest extent permitted by applicable Law; provided, that any person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification, and (ii) TopCo shall, and shall cause its Subsidiaries to, cooperate in the defense of any such matter. In the event that TopCo, the Sequential Surviving Corporation or the MSLO Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, TopCo, the Sequential Surviving Corporation and/or the MSLO Surviving Corporation, as applicable, shall cause proper provision to be made so that the successors and assigns of TopCo, the Sequential Surviving Corporation and/or the MSLO Surviving Corporation, as applicable, assume the obligations set forth in this Section 6.4(a).

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(b)          For a period of six years from and after the Effective Time, TopCo shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by MSLO or Sequential or any of their Subsidiaries or provide substitute polices of not less than the existing coverage and have other terms not less favorable to the insured persons with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall TopCo be required to pay with respect to such insurance policies (or substitute insurance policies) (i) of MSLO in respect of any one policy year more than 300% of the annual premium payable by MSLO for such insurance for the year ending December 31, 2014 (the “MSLO Maximum Amount”), and if TopCo is unable to obtain the insurance required by this Section 6.4(b) it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the MSLO Maximum Amount, in respect of each policy year within such period; provided, that in lieu of the foregoing, MSLO may obtain at or prior to the Effective Time a six-year “tail” policy under MSLO’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the MSLO Maximum Amount, or (ii) of Sequential in respect of any one policy year more than 300% of the annual premium payable by Sequential for such insurance for the year ending December 31, 2014 (the “Sequential Maximum Amount”), and if TopCo is unable to obtain the insurance required by this Section 6.4(b), it shall obtain as much comparable insurance as possible for the years within such six-year period for an annual premium equal to the Sequential Maximum Amount, in respect of each policy year within such period; provided, that in lieu of the foregoing, Sequential may obtain at or prior to the Effective Time a six-year “tail” policy under Sequential’s existing directors’ and officers’ insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, on an annual basis, does not exceed the Sequential Maximum Amount.

(c)          The provisions of this Section 6.4 (i) shall survive consummation of the Mergers, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Indemnified Parties), his or her heirs and his or her representatives, and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

6.5         Sequential Stockholder Approval. Sequential shall take all lawful action to deliver, immediately following (and in any event within one hour, and prior to any public announcement, of) the execution of this Agreement, to MSLO the written consents in the form attached hereto as Exhibit B signed by the holders of shares of Sequential Common Stock specified thereon and in any event sufficient to constitute the Sequential Stockholder Approval, in accordance with the DGCL and the certificate of incorporation and bylaws of Sequential (the “Sequential Written Consent”). As promptly as practicable after the Form S-4 is declared effective under the Securities Act, Sequential shall mail the Information Statement to the holders of Sequential Common Stock in accordance with the DGCL and the applicable requirements of the SEC.

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6.6         Public Announcements. The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a joint release mutually agreed upon by MSLO and Sequential. Thereafter, Sequential, on the one hand, and MSLO, on the other hand, shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Mergers and the other transactions contemplated hereby and shall not issue any such press release or make any public announcement prior to such consultation and review, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system; provided that (i) MSLO shall not be required to provide any such review or comment to Sequential in connection with the receipt and existence of an Acquisition Proposal and matters related thereto or an Adverse Recommendation Change (other than as required pursuant to Section 5.5) and (ii) each party hereto and their respective Affiliates may make statements that are substantially similar to previous press releases, public disclosures or public statements made by MSLO and Sequential in compliance with this Section 6.6.

6.7         Takeover Laws. Neither Sequential nor MSLO shall (a) take any action to cause any “moratorium,” “fair price,” “interested shareholder,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”) to become applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby and (b) if any Takeover Law is or becomes applicable to this Agreement, the Mergers or any of the other transactions contemplated hereby, take all action necessary to ensure that the Mergers and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law with respect to this Agreement, the Mergers and the other transactions contemplated hereby.

6.8         Section 16 Matters. Prior to the Effective Time, each of TopCo, the Sequential Board and the MSLO Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of shares of MSLO Common Stock (including derivative securities with respect to such shares) and/or shares of Sequential Common Stock (including derivative securities with respect to such shares) resulting from the transactions contemplated by this Agreement by each individual who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to MSLO and/or Sequential, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.9         Stockholder Litigation. In the event that any stockholder litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is brought, or, to the knowledge of Sequential or MSLO, threatened in writing, against a party and/or the members of a party’s board of directors prior to the Effective Time, Sequential or MSLO, as applicable, shall promptly notify the other of any such stockholder litigation brought, or, to the knowledge of the applicable party, threatened in writing against such party and/or members of the party’s board of directors and shall keep the other reasonably informed with respect to the status thereof. None of Sequential, MSLO or any of their Subsidiaries or Representatives shall compromise, settle, come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any such stockholder litigation or consent to the same unless Sequential or MSLO, as applicable, shall have consented in writing in its reasonable discretion.

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6.10       Nasdaq Listing. Sequential shall use reasonable best efforts to cause the TopCo Common Stock issuable under ARTICLE II to be approved for listing on Nasdaq, subject to official notice of issuance, as promptly as practicable after the date hereof, and in any event prior to the Closing Date.

6.11       Employees and Employee Benefits.

(a)          For a period beginning on the Closing Date and continuing thereafter for 12 months, subject to any contractual obligations that may apply, TopCo shall provide, or shall cause MSLO Surviving Corporation and its Subsidiaries to provide, employees of MSLO as of the Closing who continue employment with TopCo or any of its Subsidiaries, including MSLO Surviving Corporation, following the Closing (the “Continuing Employees”) with (i) wage or base salary levels (but not any short-term incentive compensation opportunities or other bonus plans (other than the commission sales plan set forth in Section 6.11(a) of the MSLO Disclosure Schedule)) that are not less than those in effect immediately prior to the Effective Time, and (ii) employee benefits (excluding equity-based compensation) that are comparable in the aggregate to either those in effect for such Continuing Employees immediately prior to the Effective Time or those provided to similarly-situated employees of Sequential from time-to-time, provided that, (x) until December 31, 2015, Topco and the MSLO Surviving Corporation agree to keep in effect all employee benefits (excluding equity-based compensation) that are applicable to employees of MSLO as of the date hereof and (y) notwithstanding the immediately preceding clause (x), until the one year anniversary of the Closing Date, TopCo and the MSLO Surviving Corporation agree to keep in effect all severance plans, practices and policies that are applicable to employees of MSLO as of the date hereof and set forth on Section 6.11(a) of the MSLO Disclosure Schedule. Nothing herein shall be deemed to limit the right of TopCo or any of their respective Affiliates to (A) terminate the employment of any Continuing Employee at any time, (B) change or modify the terms or conditions of employment for any Continuing Employee, or (C) change or modify any Sequential Benefit Plan, MSLO Benefit Plan or other employee benefit plan or arrangement in accordance with its terms.

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(b)          For all purposes under the employee benefit plans, programs and arrangements established or maintained by TopCo and its respective Affiliates in which Continuing Employees may be eligible to participate after the Closing (the “New Benefit Plans”), each Continuing Employee shall be credited with the same amount of service as was credited by MSLO as of the Closing under similar or comparable MSLO Benefit Plans in which such Continuing Employee participated immediately prior to the Closing (except (i) for purposes of benefit accrual under defined benefit plans and retiree medical arrangements or (ii) to the extent such credit would result in a duplication of benefits). In addition, and without limiting the generality of the foregoing, (i) with respect to any New Benefit Plans in which the Continuing Employees may be eligible to participate following the Closing, each Continuing Employee will immediately be eligible to participate in such New Benefit Plans, without any waiting time, to the extent coverage under such New Benefit Plans replaces coverage under a similar or comparable MSLO Benefit Plan in which such Continuing Employee was eligible to participate immediately before such commencement of participation and (ii) for purposes of each New Benefit Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, TopCo shall cause all preexisting condition exclusions and actively-at-work requirements of such New Benefit Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable MSLO Benefit Plan in which such Continuing Employee participated immediately prior to the Closing. TopCo shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the MSLO Benefit Plan ending on the date such Continuing Employee’s participation in the corresponding New Benefit Plan begins to be taken into account under such New Benefit Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Benefit Plan.

(c)          The terms of this Section 6.11 are included for the sole benefit of the respective parties hereto and shall not confer any rights or remedies upon any Continuing Employee or former employee of MSLO, any participant or beneficiary in any MSLO Benefit Plan or any other Person or Governmental Entity (whether as a third party beneficiary or otherwise) other than the parties hereto. Nothing contained in this Agreement shall (i) constitute or be deemed to constitute an amendment to any MSLO Benefit Plan or other compensation or benefit plan, policy, program or arrangement of MSLO, Sequential or any other Person, (ii) obligate TopCo or any of its Subsidiaries to (A) maintain any particular benefit plan or arrangement or (B) retain the employment of any particular employee; or (iii) prevent the MSLO Surviving Corporation, TopCo or any of their Subsidiaries from amending or terminating any benefit plan or arrangement.

ARTICLE VII
CONDITIONS PRECEDENT

7.1         Conditions to Each Party’s Obligation to Effect the Mergers. The respective obligations of the parties to effect the Mergers shall be subject to the satisfaction, or waiver (except with respect to Section 7.1(a), which shall not be waivable) by each of the parties, at or prior to the Closing of the following conditions:

(a)          MSLO Stockholder Approval. The MSLO Stockholder Approval shall have been obtained.

(b)          Sequential Stockholder Approval. The Sequential Stockholder Approval shall have been obtained.

(c)          Listing. The shares of TopCo issuable to the stockholders of MSLO and Sequential and as contemplated by ARTICLE II, shall have been authorized for listing on Nasdaq, subject to official notice of issuance.

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(d)          HSR Act. Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(e)          Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act prior to the mailing of the Proxy Statement/Prospectus, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or been threatened by the SEC.

(f)           No Injunctions or Restraints. No statute, rule, regulation, executive order, decree, temporary restraining order, preliminary or permanent injunction or other order enacted, entered, promulgated, enforced or issued by any Governmental Entity, or other legal restraint or prohibition, shall be in effect preventing the consummation of the Mergers and the transactions contemplated by this Agreement.

7.2         Conditions to Obligations of MSLO. The obligation of MSLO to consummate the transactions contemplated hereby is also subject to the satisfaction, or waiver by MSLO, at or prior to the Closing of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of Sequential set forth in Section 4.2, Section 4.3 and Section 4.22 of this Agreement shall be true and correct other than in de minimis respects on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and (ii) the other representations and warranties of Sequential set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Sequential Material Adverse Effect” set forth therein, except as set forth in Section 4.8(b)), individually or in the aggregate, has not had, and would not reasonably be expected to have, a Sequential Material Adverse Effect.

(b)          Performance of Obligations of Sequential. Sequential shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          Absence of Sequential Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, state of facts, circumstance, occurrence, development, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a Sequential Material Adverse Effect.

(d)          Officer’s Certificate. MSLO shall have received a certificate signed by an executive officer of Sequential certifying as to the matters set forth in Sections 7.2(a), 7.2(b) and 7.2(c).

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(e)          MSLO Opinion. MSLO shall have received from Debevoise & Plimpton LLP, counsel to MSLO, a written opinion dated the Effective Time to the effect that for U.S. federal income tax purposes the Mergers will constitute a transaction described in Section 351 of the Code. In rendering such opinion, counsel to MSLO shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of MSLO and Sequential.

(f)          FIRPTA Certificate. TopCo shall have received a statement from MSLO meeting the requirements of Section 1.1445-2(c) and 1.897-2(h) of the Treasury Regulations, certifying that the shares of MSLO Common Stock (and any other relevant equity interests in MSLO) are not U.S. real property interests within the meaning of Section 897 of the Code.

7.3         Conditions to Obligations of Sequential. The obligation of Sequential to consummate the transactions contemplated hereby is also subject to the satisfaction, or waiver by Sequential, at or prior to the Effective Time, of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of MSLO set forth in Sections  3.2,  3.3 and 3.21 of this Agreement shall be true and correct other than in de minimis respects on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), and (ii) the other representations and warranties of MSLO set forth in this Agreement shall be true and correct on the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “MSLO Material Adverse Effect” set forth therein, except as set forth in Section 3.8(b)), individually or in the aggregate, has not had, and would not reasonably be expected to have, a MSLO Material Adverse Effect.

(b)          Performance of Obligations of MSLO. MSLO shall have performed in all material respects all material obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)          Absence of MSLO Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any change, state of facts, circumstance, occurrence, development, event or effect that, individually or in the aggregate, has had or would reasonably be expected to have a MSLO Material Adverse Effect.

(d)          Officer’s Certificate. Sequential shall have received a certificate signed by an executive officer of MSLO certifying as to the matters set forth in Sections 7.3(a), 7.3(b) and 7.3(c).

(e)          Sequential Opinion. Sequential shall have received from Gibson, Dunn & Crutcher LLP, counsel to Sequential, a written opinion dated the Effective Time to the effect that for U.S. federal income tax purposes the Mergers will constitute a transaction described in Section 351 of the Code. In rendering such opinion, counsel to Sequential shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations set forth in certificates of officers of Sequential and MSLO.

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(f)           FIRPTA Certificate. TopCo shall have received a statement from Sequential meeting the requirements of Section 1.1445-2(c) and 1.897-2(h) of the Treasury Regulations, certifying that the shares of Sequential Common Stock (and any other relevant equity interests in Sequential) are not U.S. real property interests within the meaning of Section 897 of the Code.

ARTICLE VIII
TERMINATION AND AMENDMENT

8.1         Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the board of directors of the terminating party or parties:

(a)          by mutual written consent of MSLO and Sequential;

(b)          by either MSLO or Sequential, if any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, except that no party may terminate this Agreement pursuant to this Section 8.1(b) if such party’s breach of its obligations under this Agreement proximately contributed to the occurrence of such Order;

(c)          by either MSLO or Sequential , if the Mergers shall not have been consummated on or before December 22, 2015, subject to extension by the mutual agreement of MSLO and Sequential (the “End Date”); provided, however, that no party may terminate this Agreement pursuant to this Section 8.1(c) if such party’s breach of its obligations under this Agreement was the primary cause of the failure of the Closing to occur by the End Date;

(d)          by either MSLO or Sequential, if the MSLO Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a MSLO Stockholders Meeting duly convened thereof or at any adjournment or postponement thereof.

(e)          by MSLO if the Sequential Written Consent shall not have been delivered to Sequential in accordance with Section 228 of the DGCL and to MSLO within 24 hours after execution of this Agreement;

(f)           by MSLO, if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Sequential, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2(a) or (b), unless such failure is reasonably capable of being cured, and Sequential is continuing to use its reasonable best efforts to cure such failure, by the End Date;

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(g)          by Sequential, if there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of MSLO, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.3(a) or (b), unless such failure is reasonably capable of being cured, and MSLO is continuing to use its reasonable best efforts to cure such failure, by the End Date;

(h)          by Sequential if (A) an Adverse Recommendation Change shall have occurred, (B) prior to the MSLO Stockholders Meeting, following the receipt by MSLO of an Acquisition Proposal or amendment thereto, the MSLO Board shall have failed to publicly reaffirm its recommendation of the MSLO Merger within 10 Business Days after the date Sequential requests in writing that the MSLO Board so reaffirm the recommendation, or (C) MSLO shall have intentionally and materially breached its obligations set forth in Section 5.5 or 6.1; or

(i)           by MSLO at any time prior to obtaining the MSLO Stockholder Approval, in order to accept a Superior Proposal in accordance with Section 5.5(d); provided, that MSLO shall have (A) simultaneously with such termination entered into the associated Alternative Acquisition Agreement and (B) paid any amounts due pursuant to Section 8.2(c).

8.2         Effect of Termination.

(a)          In the event of termination of this Agreement by either MSLO or Sequential in accordance with Section 8.1, this Agreement shall forthwith become void and have no effect, and none of MSLO, Sequential, any of their respective Subsidiaries or Affiliates or any of the officers or directors of any of the foregoing shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that Section 3.21, Section 4.22, this Section 8.2 and ARTICLE IX shall survive any termination of this Agreement; provided, that, except as otherwise provided in this Section 8.2, no party will be relieved or released from any liability or damages arising from an intentional and material breach of any provision of this Agreement prior to such termination, and in each case the aggrieved party will be entitled to all rights and remedies available at Law or in equity (which the parties acknowledge and agree will not be limited to reimbursement of expenses or out-of-pocket costs). Without limiting the foregoing, MSLO acknowledges and agrees that the payment of the Expense Reimbursement or Termination Fee pursuant to Section 8.2(b) or Section 8.2(c), respectively, will not preclude Sequential, in the case of an intentional and material breach of this Agreement by MSLO or fraud, from seeking additional damages from MSLO on account of such intentional and material breach or fraud (it being understood that the MSLO Board’s failure to reaffirm its recommendation under the circumstances set forth in Section 8.1(h)(B) will not be deemed an intentional and material breach of this Agreement if the MSLO Board has determined the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties under applicable Law). For purposes of this Agreement, “intentional and material breach” means a material breach that is a consequence of an act (or failure to act) undertaken by the breaching party with the knowledge (actual or constructive) that the taking of (or the failure to take) such act would, or would be reasonably expected to, cause a breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

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(b)          In the event that Agreement is terminated pursuant to Section 8.1(d) or (g), MSLO shall promptly, and in any event within two Business Days after termination of this Agreement, reimburse Sequential for any and all expenses incurred in connection with this Agreement, the Financing Commitments and the transactions contemplated hereby and thereby in an amount not to exceed $2,500,000 (the “Expense Reimbursement”).

(c)          In the event that:

(i)          (A) after the date of this Agreement but prior to the date of the MSLO Stockholders Meeting, any Person or group of Persons shall have publicly made an Acquisition Proposal (whether or not conditional), (B) this Agreement is terminated by MSLO or Sequential pursuant to Section 8.1(c) or (d) or by Sequential pursuant to Section 8.1(g) and (C) within 12 months after the date of such termination, MSLO enters into an agreement in respect of any Acquisition Proposal, or recommends or submits an Acquisition Proposal to its stockholders for adoption, and such Acquisition Proposal is later consummated, which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination hereof, provided that for purposes of this Section 8.2(c)(i) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

(ii)         this Agreement is terminated by Sequential pursuant to Section 8.1(h); or

(iii)        this Agreement is terminated by MSLO pursuant to Section 8.1(i);

then, in any such event, MSLO shall pay to Sequential the applicable Termination Fee (less the amount of any Expense Reimbursement previously paid pursuant to Section 8.2(b)), it being understood that in no event shall MSLO be required to pay the Termination Fee on more than one occasion. Payment of the Termination Fee shall be made by wire transfer of immediately available funds to the accounts designated by Sequential (A) no later than three Business Days after the date on which MSLO consummates such Acquisition Proposal in the case of a Termination Fee payable pursuant to Section 8.2(c)(i), (B) as promptly as reasonably practicable after termination (and, in any event, within three Business Days thereof) in the case of a Termination Fee payable pursuant to Section 8.2(c)(ii), and (C) simultaneously with, and as a condition to the effectiveness of, termination, in the case of a Termination Fee payable pursuant to Section 8.2(c)(iii).

(d)          Each of the parties hereto acknowledges and agrees that (i) the agreements contained in this Section 8.2 are an integral part of this Agreement and the transactions contemplated hereby and that, without these agreements, the parties would not enter into this Agreement and (ii) the Termination Fee, in the circumstances in which such fee becomes payable, constitutes liquidated damages and is not a penalty.

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8.3         Amendment. Subject to compliance with applicable Law, this Agreement may be amended by MSLO and Sequential, by action taken or authorized by their respective boards of directors, at any time before or after the Sequential Stockholder Approval or the MSLO Stockholder Approval is obtained; provided, however, that after the Sequential Stockholder Approval and/or MSLO Stockholder Approval has been obtained, there may not be, without further approval of the stockholders of Sequential or stockholders of MSLO, as applicable, any amendment of this Agreement which by applicable Law otherwise requires the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. Notwithstanding anything to the contrary contained herein, neither this Section 8.3 nor Section 9.8, Section 9.10, Section 9.12 or Section 9.13 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may be amended, supplemented, modified or waived in a manner that is adverse to the interests of the lenders party to the Financing Commitment in any respect without the written consent of such lenders.

8.4         Extension; Waiver. At any time prior to the Effective Time, MSLO and Sequential may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement, and (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed by an authorized officer on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX
GENERAL PROVISIONS

9.1         Nonsurvival of Representations and Warranties. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

9.2         Fees and Expenses. Except as set forth in this Section 9.2, in Section 6.3 and in Section 8.2, all fees and expenses incurred in connection with the Mergers, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of MSLO and Sequential shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants, which shall be borne by the party incurring such expenses) incurred by the parties hereto in connection with the filing, printing and mailing of the Form S-4 and the Proxy Statement/Prospectus (including SEC filing fees).

9.3         Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon the date such email is sent, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

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(a)	if to MSLO, to:

Martha Stewart Living Omnimedia, Inc.
601 W. 26th Street, 9th Floor
New York, NY 10001
Phone: (212) 827-8394
Email: ahoffman@marthastewart.com
Attention: Allison Hoffman

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

Phone: (212) 909-6226

Email: rdbohm@debevoise.com

Attention: Richard D. Bohm

(b)	if to Sequential, TopCo, Singer Merger Sub or Madeline Merger Sub, to:

Sequential Brands Group, Inc.
5 Bryant Park, 30th Floor
New York, NY 10018
Phone: (646) 564-2577
Email: yshmidman@sbg-ny.com
Attention: Yehuda Shmidman

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166-0193
Phone: (212) 351-4062
Email: bbecker@gibsondunn.com
Attention: Barbara L. Becker

9.4         Definitions. Capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in the sections of this Agreement set forth next to such terms on Annex A hereto. For purposes of this Agreement:

“Adjusted Cash Conversion Number” shall mean the Cash Conversion Number less the aggregate MSLO Cash Consideration payable pursuant to Section 2.4(b)(i).

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“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person.

“Business Day” means any day other than (i) a Saturday or a Sunday or (ii) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York City.

“Contract” means any binding written or oral contract (other than immaterial oral contracts), agreement, instrument, lease, license, understanding, undertaking, commitment or obligation to which any Person is a party.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any nation or government, any state, agency, commission, or other political subdivision thereof, any insurance regulatory authority, any self-regulatory authority, or any entity (including a court) of competent jurisdiction properly exercising executive, legislative, judicial or administrative functions of the government.

“Intellectual Property” means all U.S. and non-U.S. (a) trademarks, service marks, logos, symbols, brand names, trade names, trade dress, domain names and other indicia of origin, all registrations and applications for all of the foregoing, including all extensions, modifications and renewals thereof, and all goodwill associated with the foregoing (collectively, “Marks”), (b) published works of authorship (including software and computer programs), copyrights therein and thereto, and all registrations and applications for all of the foregoing, including all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”), (c) patents and patent applications, including divisionals, continuations, continuations-in-part, renewals, provisionals, extensions, reexaminations and reissues thereof (collectively, “Patents”), (d) inventions, discoveries, proprietary methods, processes, trade secrets, know-how, proprietary information, schematics, databases, formulae, drawings, prototypes, models, designs and customer lists (collectively, “Trade Secrets”), and (e) all other similar intellectual property or proprietary rights.

“knowledge of MSLO” or “knowledge” when used in reference to MSLO means the actual knowledge of those individuals listed in Section 9.4 of the MSLO Disclosure Schedule, after due inquiry.

“knowledge of Sequential” or “knowledge” when used in reference to Sequential means the actual knowledge of those individuals listed in Section 9.4 of the Sequential Disclosure Schedule, after due inquiry.

“Law” means any statute, law, ordinance, rule or regulation (domestic or foreign) issued, promulgated or entered into by or with any Governmental Entity.

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“Lien” means any charge, claim, limitation, condition, equitable interest, mortgage, lien, option, pledge, security interest, easement, encroachment, right of first refusal, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“MSLO Material Adverse Effect” means any change, state of facts, circumstance, occurrence, development, event or effect that, individually or in the aggregate, is materially adverse to (A) the financial condition, properties, assets, liabilities, businesses or results of operations of MSLO and the MSLO Subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from (i) the execution, delivery and announcement of this Agreement and the transactions contemplated hereby, including litigation resulting therefrom or with respect thereto, and any adverse change in business relationships resulting therefrom or with respect thereto, including as a result of the identity of the other party to the Mergers, (ii) changes in economic, market, business, regulatory or political conditions generally or global financial markets, (iii) changes, circumstances or events generally affecting the industries in which MSLO and the MSLO Subsidiaries operate, (iv) changes in any Law or GAAP following the date hereof, (v) the mere failure of MSLO or any of its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being agreed that the facts or circumstances giving rise to such failure that are not otherwise excluded from the definition of MSLO Material Adverse Effect may be taken into account in determining whether a MSLO Material Adverse Effect has occurred), (vi) any change, in and of itself, in the market price or trading volume of the MSLO Common Stock (it being agreed that the facts or circumstances giving rise to such change that are not otherwise excluded from the definition of MSLO Material Adverse Effect may be taken into account in determining whether a MSLO Material Adverse Effect has occurred), or (vii) the taking of any action expressly required by this Agreement, except in the case of the foregoing clauses (ii), (iii) and (iv) to the extent those changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on MSLO and the MSLO Subsidiaries taken as a whole relative to other companies operating in industries in which MSLO and the MSLO Subsidiaries operate, and/or (B) the ability of MSLO to perform its obligations under this Agreement.

“MSLO Registered Intellectual Property” means any Registered Intellectual Property owned by MSLO or any of its Subsidiaries.

“Order” means any order, writ, injunction, decree, judgment or stipulation issued, promulgated or entered into by or with any Governmental Entity.

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“Permitted Liens” means (a) any Liens for Taxes or other governmental charges not yet due and payable or the amount of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, workmen’s, landlords’ or other similar Liens, (c) pledges or deposits in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other social security legislation, (d) non-monetary Liens that do not, individually or in the aggregate, materially impair the continued or contemplated use or operation of the property to which they relate, (e) statutory Liens arising by operation of Law with respect to a liability incurred in the ordinary course of business on a basis consistent with past practice which is not yet due or payable or which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (f) immaterial easements, rights of way or other similar matters or restrictions or exclusions that would be shown by a current title report or other similar report and that do not, individually or in the aggregate, materially impair the continued or contemplated use or operation of the property to which they relate, (g) transfer restrictions imposed by applicable securities laws, (h) Liens that are disclosed on the MSLO Balance Sheet or the Sequential Balance Sheet, as applicable and (i) Liens listed in Section 10.2 of the MSLO Disclosure Schedule or Section 10.2 of the Sequential Disclosure Schedule, as applicable.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“Registered” shall mean issued, registered, renewed or the subject of a pending application.

“Related Party” has the meaning set forth in Item 404 of Regulation S-K under the Exchange Act.

“Securities Act” means the Securities Act of 1933, as amended.

“Sequential Material Adverse Effect” means any change, state of facts, circumstance, occurrence, development, event or effect that, individually or in the aggregate, is materially adverse to (A) the financial condition, properties, assets, liabilities, businesses or results of operations of Sequential and the Sequential Subsidiaries, taken as a whole, excluding any such change, state of facts, circumstance, event or effect to the extent caused by or resulting from (i) the execution, delivery and announcement of this Agreement and the transactions contemplated hereby, including litigation resulting therefrom or with respect thereto, and any adverse change in business relationships resulting therefrom or with respect thereto, including as a result of the identity of the other party to the Mergers, (ii) changes in economic, market, business, regulatory or political conditions generally or global financial markets, (iii) changes, circumstances or events generally affecting the industries in which Sequential and the Sequential Subsidiaries operate, (iv) changes in any Law or GAAP following the date hereof, (v) the mere failure of Sequential or any of its Subsidiaries to meet, with respect to any period or periods, any internal or industry analyst projections, forecasts, estimates of earnings or revenues, or business plans (it being agreed that the facts or circumstances giving rise to such failure that are not otherwise excluded from the definition of Sequential Material Adverse Effect may be taken into account in determining whether a Sequential Material Adverse Effect has occurred), (vi) any change, in and of itself, in the market price or trading volume of the Sequential Common Stock (it being agreed that the facts or circumstances giving rise to such change that are not otherwise excluded from the definition of Sequential Material Adverse Effect may be taken into account in determining whether a Sequential Material Adverse Effect has occurred), or (vii) the taking of any action expressly required by this Agreement, except in the case of the foregoing clauses (ii), (iii), and (iv) to the extent those changes, state of facts, circumstances, events, or effects have a materially disproportionate effect on Sequential and the Sequential Subsidiaries taken as a whole relative to other companies operating in industries in which Sequential and the Sequential Subsidiaries operate, and/or (B) the ability of Sequential to perform its obligations under this Agreement.

A-84

“Sequential Registered Intellectual Property” means any Registered Intellectual Property owned by Sequential or any of its Subsidiaries.

“Subsidiary” means, with respect to any Person, another Person in which such first Person owns, directly or indirectly, an amount of the voting securities, other voting ownership or voting partnership interests which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of such Person).

“Tax” means all income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental and windfall profits taxes, and other taxes, charges, fees, levies, imposts, customs, duties, licenses or other assessments, together with any interest, additions to tax and any penalties.

“Tax Return” means any statement, report, return, information return or claim for refund relating to Taxes (including any elections, declarations, schedules or attachments thereto and any amendment to any of the foregoing).

“Termination Fee” means (a) if payable in connection with the termination of this Agreement on or prior to the 45th calendar day following the date of this Agreement either (x) by MSLO pursuant to Section 8.1(i) in order to enter into an Alternative Acquisition Agreement with an Excluded Party or (y) by Sequential pursuant to Section 8.1(h) and the event giving rise to such termination is the submission of an Acquisition Proposal by an Excluded Party, then, in either case, an amount equal to $7,500,000 and (b) if payable in any other circumstance, an amount equal to $12,800,000.

“Treasury Regulations” means the regulations (including temporary regulations) of the United States Treasury Department pertaining to the Internal Revenue Code.

9.5         Interpretation. When a reference is made in this Agreement to a Section, Article or Exhibit, such reference shall be to a Section, Article or Exhibit of this Agreement, unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. All references to “dollars” or “$” or “US$” in this Agreement refer to the lawful currency of the United States. The words “made available” shall include, without limitation, those documents or information made available in an electronic dataroom or website or in a physical dataroom, in each case, to which the intended recipient or its representatives had access, or such item was otherwise available on the SEC’s public website (www.sec.gov).

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9.6         Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

9.7         Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. This Agreement may be executed by facsimile or electronic transmission signature and a facsimile or electronic transmission signature shall constitute an original for all purposes.

9.8         Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits and Annexes hereto), taken together with the Sequential Disclosure Schedule and the MSLO Disclosure Schedule, and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all prior agreements (other than the Confidentiality Agreement) and understandings, both written and oral, among the parties with respect to the Mergers and the other transactions contemplated by this Agreement and (b) are not intended to confer upon any Person other than the parties any rights or remedies, except for (i) after the Effective Time, the rights of the holders of MSLO Common Stock to receive the MSLO Merger Consideration and the holders of Sequential Common Stock to receive the Sequential Merger Consideration in accordance with the terms and conditions of ARTICLE II and, after the Effective Time, the right of the holders of MSLO Equity Awards, Sequential Equity Awards and Sequential Warrants to receive the amounts set forth in ARTICLE II, (ii) Section 6.4 (which shall be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein), (iii) the rights granted to the lenders party to the Financing Commitment and other Persons providing the Financing under this Section 9.8 and Section 8.3, Section 9.8, Section 9.10, Section 9.12 and Section 9.13 (and each such Section shall expressly inure to the benefit of such lenders and Persons and such lenders and Persons shall be entitled to rely on and enforce the provisions of such Sections) and (iv) this ARTICLE IX in respect of the Sections set forth under the foregoing clauses (i), (ii) and (iii).

9.9         Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

9.10       Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

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9.11       Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, this being in addition to any other remedy to which such party is entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to object to a remedy of specific performance on the basis that a remedy of monetary damages would provide an adequate remedy for any such breach. Each party further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. The equitable remedies described in this Section 9.11 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue consistent with the terms of this Agreement.

9.12       Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, each party hereto hereby (v) agrees that it will not bring or support any action, clause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the lenders party to the Financing Commitment and any other Person providing Financing in any way relating to this Agreement, the Financing Commitments or any of the transactions contemplated hereby or thereby, including without limitation any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), (w) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (x) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.3 shall be effective service of process against it for any such action brought in any such court, (y) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (z) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

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9.13       Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING COMMITMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

9.14       No Presumption Against Drafting Party. Each of MSLO and Sequential acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Remainder of page left intentionally blank]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MARTHA STEWART LIVING OMNIMEDIA, INC.

By:	/s/ Daniel W. Dienst
Name:	Daniel W. Dienst
Title:	Chief Executive Officer

MADELINE MERGER SUB, INC.

By:	/s/ Yehuda Shmidman
Name:	Yehuda Shmidman
Title:	Chief Executive Officer

SEQUENTIAL BRANDS GROUP, INC.

By:	/s/ Yehuda Shmidman
Name:	Yehuda Shmidman
Title:	Chief Executive Officer

SINGER MERGER SUB, INC.

By:	/s/ Yehuda Shmidman
Name:	Yehuda Shmidman
Title:	Chief Executive Officer

SINGER MADELINE HOLDINGS, INC.

By:	/s/ Yehuda Shmidman
Name:	Yehuda Shmidman
Title:	Chief Executive Officer

Signature page to Merger Agreement

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ANNEX A

DEFINED TERMS

Defined Term	Section Number

Acceptable Confidentiality Agreement	5.5(b)
Acquisition Proposal	5.5(h)(i)
Adjusted Cash Conversion Number	9.4
Adverse Recommendation Change	5.5(c)(i)
Affiliate	9.4
Agreement	Preamble
Alternative Acquisition Agreement	5.5(c)(ii)
Book-Entry Shares	2.2(b)
Business Day	9.4
Cash Conversion Number	2.4(a)
Cash Election	2.1(a)(i)
Cash Election Share	2.1(a)(i)
Certificate	2.2(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Confidentiality Agreement	6.2
Continuing Employees	6.11(a)
Contract	9.4
Copyrights	9.4
DGCL	1.1(a)
Dissenting Shares	2.1(f)
Effective Time	1.3
Election	2.3(a)
Election Deadline	2.3(d)
End Date	8.1(c)
Environmental Laws	3.15(b)(i)
Environmental Permits	3.15(b)(ii)
ERISA	3.13(a)
Excess Shares	2.2(e)
Exchange Act	9.4
Exchange Agent	2.2(a)
Exchange Fund	2.2(a)
Excluded Party	5.5(h)(ii)
Expense Reimbursement	8.2(b)
Financing	4.18
Financing Commitments	4.18
Form of Election	2.3(b)
Form S-4	3.4
GAAP	9.4

Annex A

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Governmental Entity	9.4
Hazardous Materials	3.15(b)(iii)
HSR Act	3.4
Indemnified Parties	6.4(a)
Information Statement	3.4
Intellectual Property	9.4
Intervening Event	5.5(h)(iii)
IRS	3.13(a)
IT Systems	3.16(h)
knowledge of MSLO	9.4
knowledge of Sequential	9.4
Law	9.4
Lien	9.4
Madeline Merger Sub	Preamble
Marks	9.4
Measurement Date	3.2(a)
Merger Consideration	2.1(b)(i)
Merger Subs	Preamble
Mergers	Recitals
MSLO	Preamble
MSLO Balance Sheet	3.6(j)
MSLO Benefit Plan	3.13(a)
MSLO Board	3.3
MSLO Book-Entry Shares	2.2(b)
MSLO Cash Consideration	2.1(a)(i)
MSLO Certificate	2.2(b)
MSLO Certificate of Merger	1.3
MSLO Class A Common Stock	Recitals
MSLO Class B Common Stock	Recitals
MSLO Common Stock	Recitals
MSLO Disclosure Schedule	Article III
MSLO Effective Time	1.3
MSLO Equity Awards	2.1(d)(v)
MSLO Holder	2.3
MSLO Leased Real Properties	3.11
MSLO Material Adverse Effect	9.4
MSLO Material Contract	3.17(a)
MSLO Maximum Amount	6.4(b)
MSLO Merger	Recitals
MSLO Merger Consideration	2.1(a)(i)
MSLO Owned IP	3.16(a)
MSLO Performance RSU Award	2.1(d)(iv)
MSLO Performance Stock Option	2.1(d)(ii)
MSLO Preferred Stock	3.2(a)
MSLO Real Property Leases	3.11
MSLO Registered Intellectual Property	9.4

Annex A

A-91

MSLO RSU Award	2.1(d)(iii)
MSLO SEC Documents	3.6(a)
MSLO Stock Consideration	2.1(a)(i)
MSLO Stock Option	2.1(d)(i)
MSLO Stockholder Approval	3.3
MSLO Stockholders Meeting	6.1(b)
MSLO Support Agreement	Recitals
MSLO Supporting Stockholders	Recitals
MSLO Surviving Corporation	Recitals
Nasdaq	2.1(a)(iii)
New Benefit Plans	6.11(b)
New Entity Organizational Documents	4.23(a)
No Shop Period Start Date	5.5(a)
Non-Election Share	2.1(a)(i)
NYSE	3.4
Order	9.4
Patents	9.4
Permits	3.9(b)
Permitted Liens	9.4
Person	9.4
Proxy Statement/Prospectus	3.4
Registered	9.4
Related Party	9.4
Representatives	5.5(a)
Sarbanes-Oxley Act	3.6(a)
SEC	3.6(a)
Securities Act	9.4
Sequential	Preamble
Sequential Balance Sheet	4.6(j)
Sequential Benefit Plan	4.13(a)
Sequential Board	4.3
Sequential Book-Entry Shares	2.2(b)
Sequential Certificate	2.2(b)
Sequential Certificate of Merger	1.3
Sequential Common Stock	Recitals
Sequential Disclosure Schedule	Article IV
Sequential Effective Time	1.3
Sequential Equity Awards	2.1(e)(v)
Sequential Exchange Ratio	2.1(b)(i)
Sequential Leased Real Properties	4.11
Sequential Material Adverse Effect	9.4
Sequential Material Contract	4.17(a)
Sequential Maximum Amount	6.4(b)
Sequential Merger	Recitals
Sequential Merger Consideration	2.1(b)(i)
Sequential Owned IP	4.16(a)

Annex A

A-92

Sequential Preferred Stock	4.2(a)(i)
Sequential Real Property Leases	4.11
Sequential Registered Intellectual Property	9.4
Sequential Restricted Stock Award	2.1(e)(iii)
Sequential RSU Award	2.1(e)(ii)
Sequential SEC Documents	4.6(a)
Sequential Stock Option	2.1(e)(i)
Sequential Stockholder Approval	4.3
Sequential Surviving Corporation	Recitals
Sequential Trading Price	2.1(a)(iii)
Sequential Warrant	2.1(e)(iv)
Sequential Written Consent	6.5
Shortfall Number	2.4(b)(ii)
Singer Merger Sub	Preamble
Special Committee	Recitals
Stock Election	2.1(a)(i)
Stock Election Share	2.1(a)(i)
Subsidiary	9.4
Superior Proposal	5.5(h)(iv)
Takeover Laws	6.7
Tax	9.4
Tax Return	9.4
Termination Fee	9.4
TopCo	Preamble
TopCo Common Stock	Recitals
Total Cash Election Number	2.4(b)(i)
Trade Secrets	9.4
Treasury Regulations	9.4

Annex A

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List of Omitted Schedules

The following is a list of the Schedules to the merger agreement, omitted pursuant to Rule 601(b)(2) of Regulation S-K. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

MSLO Disclosure Schedule
Section 2.1	Treatment of MSLO Equity Awards
Section 3.1	Corporate Organization
Section 3.2	Capitalization
Section 3.5	Non-Contravention
Section 3.6	SEC Filings
Section 3.8(b)	Absence of Certain Changes or Events
Section 3.9(b)	Compliance with Laws; Permits
Section 3.10	Litigation
Section 3.11	Title to Properties; Absence of Liens
Section 3.12	Taxes
Section 3.13	Employee Benefit Plans; Post-Employment Welfare Benefits
Section 3.16	Intellectual Property
Section 3.17	MSLO Material Contracts
Section 3.18	Licensees
Section 3.19	Affiliate Transactions
Section 3.20	Insurance
Section 5.2	MSLO Forbearances
Section 6.11(a)	Benefits Continuation
Section 9.4	Knowledge

Sequential Disclosure Schedule
Section 1.6(c)	Holdings Directors and Officers
Section 4.2(b)	Sequential Voting Agreements
Section 4.2(c)	Sequential Subsidiaries
Section 4.6(d)	SEC Filings
Section 4.9(b)	Permits
Section 4.11	Real Property Leases
Section 4.13	Material Employee Benefit Plans; Excess Parachute Payments
Section 4.16	Intellectual Property
Section 4.19	Licensees
Section 4.21	Insurance
Section 4.22	Brokers
Section 5.3	Sequential Forbearances
Section 5.8	Termination of Certain Agreements
Section 9.4	Knowledge
Section 10.2	Permitted Liens

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Annex B

Fairness Opinion

CONFIDENTIAL

June 22, 2015

Board of Directors

Sequential Brands Group, Inc.

1065 Avenue of the Americas

New York, NY 10018

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to Sequential Brands Group, Inc. (the “Company”) of the total consideration, taking into account the merger of the Company into a subsidiary of a newly formed public company which will become the parent company of the Company and Madeline (defined below) upon consummation of the Transactions (“TopCo”), of $367.8 million or the equivalent of $6.15 per share of common stock (as calculated using the methodology for calculating the value of Topco’s common stock described below) of Madeline, to be paid by the Company to acquire all of the outstanding capital stock of Madeline, in a combination of $183.9 million worth of common stock TopCo, based on the volume weighted average price per share of the Company’s common stock on the NASDAQ Stock Market for the consecutive period over the five trading days ending on the trading day immediately preceding the closing date and $183.9 million in cash (collectively, the “Consideration”), pursuant to the Agreement and Plan of Merger (the “Agreement”) dated June 22, 2015, by and among the Company, Martha Stewart Living Omnimedia, Inc., a Delaware corporation (“Madeline”), Madeline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of TopCo (“Madeline Merger Sub”), Singer Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of TopCo (“Singer Merger Sub” and, together with Madeline Merger Sub, the “Merger Subs”), and TopCo.

Consensus Securities LLC (“Consensus”) is serving as independent financial advisor to the Board of Directors of the Company (in its capacity as such) to provide a fairness opinion regarding the Consideration to be paid in respect of the transactions contemplated in the Agreement (the “Transactions”). We will receive fees for our services in connection with the delivery of this opinion, which are not contingent upon consummation of the Transactions. We will be reimbursed for expenses incurred in connection with our engagement. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under our engagement. We may in the future seek to provide financial advisory and financing services to the Company, TopCo, Madeline or entities that are affiliated with the Company, TopCo or Madeline, for which we would expect to receive customary compensation. During the past two years, Consensus has been previously engaged by, and received compensation from, the Company to provide an opinion as to fairness of the acquisition of Galaxy Brand Holdings, Inc. by the Company. Consensus and its affiliates and employees may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, TopCo, Madeline and any of their respective affiliates and third parties for the accounts of Consensus and its affiliates and employees and their customers.

73 Newbury St., 4th Floor

Boston, MA 02116-3042

www.consensusadvisors.com

B - 1

In connection with this opinion, Consensus has, among other things:

•	reviewed the Agreement;
•	reviewed Madeline’s publicly filed annual report on Form 10-K for the fiscal year ended December 31, 2014 and the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2015;
•	reviewed certain internal financial analyses and forecasts for Madeline, including certain projected cost savings and operating synergies to result from the Transactions, in each case as prepared by the Company’s management and approved for our use by the Company (the “Projections”);
•	held discussions with members of management of the Company and the Company’s advisors;
•	reviewed certain financial, stock market and other publicly available information relating to the business of other companies, the securities of which are publicly traded and that we deemed relevant;
•	reviewed the financial terms of certain recent business transactions that we deemed relevant;
•	reviewed the Company’s publicly filed annual report on Form 10-K for the fiscal year ended December 31, 2014 and the quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2015;
•	reviewed the reported price and trading activity for the Company’s common stock;
•	reviewed the reported price and trading activity for Madeline’s common stock;
•	reviewed the report prepared for the Company by EisnerAmper, dated June 4, 2015; and
•	reviewed other information as deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all the financial, accounting, legal, tax, regulatory and other information provided to, discussed with or reviewed by, us and have assumed such accuracy and completeness for purposes of rendering this opinion, without assuming any responsibility or liability for independent verification thereof. We have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. We have been informed by the Company, however, and we have assumed, that such Projections were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company. We assume no responsibility for and express no opinion as to any such financial forecasts or the assumptions on which they are made. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company, Madeline, TopCo or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed, upon advice of the Company, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained within the constraints contemplated in the Agreement and without any adverse effect (or incremental expense to) on the Company, TopCo or Madeline or on the expected benefits of the Transactions in any way meaningful to our analysis, and that the Transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof, the effect of which would be in any way meaningful to our analysis. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform in all material respects to the latest draft reviewed by us.

B - 2

Our opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company. We do not express any opinion as to any tax or other consequences that might result from the Transactions, nor does our opinion address any legal, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals. Our opinion addresses only the fairness from a financial point of view to the Company, as of the date hereof, of the Consideration to be paid by the Company pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or Madeline, or any class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to holders of capital stock of Madeline or otherwise. We are not expressing any opinion as to the prices at which the Company’s or TopCo’s common stock will trade at any time or as to the impact of the Transactions on the solvency or viability of TopCo, the Company or Madeline to pay their respective obligations when they come due.

Our opinion is necessarily based on information available to us, and economic, monetary, market and other conditions as in effect on and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided solely for the information and assistance of the Board of Directors of the Company in its capacity as such in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to how the Board of Directors or any stockholder of the Company should vote or act with respect to the Transactions or any other matter. This issuance of this opinion has been approved by a fairness opinion review committee of Consensus.

B - 3

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration, taking into account the merger of the Company into a newly formed subsidiary of TopCo, to be paid by the Company pursuant to the Agreement is fair from a financial point of view to the Company.

Very truly yours,
/s/ Consensus Securities LLC
CONSENSUS SECURITIES LLC

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Annex C

399 Park Avenue 5th Floor New York, New York 10022
T 212.883.3807 F 212.880.4260

June 21, 2015

Committee of Independent Directors

Martha Stewart Living Omnimedia, Inc.

601 West 26th Street

New York, NY 10001

The Committee Members:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Class A common stock, par value $0.01 per share of Martha Stewart Living Omnimedia, Inc. (the “Company”) (“Company Class A Common Stock”), other than Mrs. Stewart and her affiliates (collectively, “Excluded Holders”), of the Madeline Merger Consideration (as defined below) to be received by such holders pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among the Company, Madeline Merger Sub Inc., a wholly owned subsidiary of TopCo (as defined below) (“Madeline Merger Sub”), Sequential Brands Group, Inc. (“Sequential”), Singer Merger Sub, Inc., a wholly owned subsidiary of Topco (“Singer Merger Sub”) and Singer Madeline Holdings, Inc. (“TopCo”). As more fully described in the Merger Agreement: (i) Madeline Merger Sub will be merged with and into the Company (the “Madeline Merger”) and Singer Merger Sub will be merged with and into Sequential (the “Sequential Merger” and, together with the Madeline Merger, the “Mergers”; and the Mergers, together with the other transactions contemplated thereby, the “Transaction”), (ii) each issued and outstanding share of Company Class A Common Stock and Class B common stock, par value $0.01 per share of the Company (“Company Class B Common Stock” and, together with Company Class A Common Stock, the “Company Common Stock”), will be converted into the right to receive, at the election (the “Election”) of the holder thereof, (A) in the case of a share of Company Common Stock with respect to which an election to receive cash is properly made, $6.15 in cash, without interest (the “Madeline Cash Consideration”), (B) in the case of a share of Company Common Stock with respect to which an election to receive stock is properly made, a number of fully paid and nonassessable shares of common stock, par value $0.01 per share of TopCo (“TopCo Common Stock”), equal to the quotient determined by dividing (x) the Madeline Cash Consideration by (y) the volume weighted average price per share of Sequential Common Stock (as defined below) for the consecutive period over the five trading days ending on the trading day immediately preceding the closing date of the Mergers (the “Madeline Stock Consideration” and, together with the Madeline Cash Consideration, the “Madeline Merger Consideration”) or (C) in the case of a share of Company Common Stock with respect to which no Election is properly made, the Madeline Cash Consideration or the Madeline Stock Consideration or a combination of both, and (iii) each issued and outstanding share of common stock, par value $0.001 per share of Sequential (“Sequential Common Stock”), will be converted into the right to receive one share of TopCo Common Stock.

NEW YORK	BEIJING	BOSTON	CHICAGO	DUBAI	FRANKFURT	HONG KONG	HOUSTON	LONDON

LOS ANGELES	MELBOURNE	MUMBAI	PALO ALTO	PARIS	SÃO PAULO	SYDNEY	WASHINGTON DC

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We have acted as your financial advisor in connection with the Transaction and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Mergers. We will also receive a fee upon delivery of this opinion. Our affiliates, employees, officers and partners may at any time own securities (long or short) of the Company, Sequential and any of their affiliates. We have provided investment banking and other services to affiliates of Sequential unrelated to the Transaction and are currently providing such services to affiliates of Sequential and have received compensation for such services. Specifically, in the past two years prior to the date hereof, we have acted as financial advisor to an ad hoc group of preferred security holders, one such holder of which is an affiliate of The Carlyle Group L.P., a stockholder of Sequential, in a matter unrelated to the Transaction. In the future, we may provide such services to TopCo and may receive compensation for such services.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available with respect to the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote or act with respect to the Transaction or any other matter, including any Election by such stockholder. At your direction, we have not been asked to, nor do we, offer any opinion as to any terms of the Agreements (as defined below) or any aspect or implication of the Transaction, except for the Madeline Merger Consideration to the extent expressly specified herein. With your consent, we express no opinion as to what the value of TopCo Common Stock actually will be when issued pursuant to the Mergers or the prices at which Company Common Stock, Sequential Common Stock or TopCo Common Stock may trade at any time. With your consent, we have assumed that the Transaction will not result in a change of control of Sequential or TopCo. We are not tax, legal, regulatory or accounting experts and have assumed and relied upon, without independent verification, the assessments of the Company and its other advisors with respect to tax, legal, regulatory and accounting matters. In rendering this opinion, we have assumed, with your consent, that the final executed form of the Agreements will not differ in any material respect from the drafts that we have reviewed, that the Transaction will (i) be consummated in accordance with the terms set forth in the Agreements and that (ii) the parties to the Agreements will comply with all the material terms of the Agreements, in each case, in all respects material to our analyses and this opinion. We also have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on the Company, Sequential, TopCo or the Transaction. We have not been authorized to solicit and have not solicited indications of interest in a possible transaction with the Company from any party, except that we have previously participated in discussions with another third party on behalf of the Committee of Independent Directors of the Board of Directors of the Company (the “Independent Committee”) with respect to a possible strategic transaction involving the Company.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Sequential; (ii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company, including financial forecasts provided to or discussed with us by the management of the Company; (iii) reviewed certain internal information relating to the business, earnings, cash flow, assets, liabilities and prospects of Sequential furnished to us by Sequential, including financial forecasts provided to or discussed with us by the management of Sequential; (iv) conducted discussions with members of the senior managements and representatives of the Company and Sequential concerning the information described in clauses (i) - (iii) of this paragraph, as well as the businesses and prospects of the Company, Sequential and TopCo generally; (v) reviewed publicly available financial and stock market data of certain other companies in lines of business that we deemed relevant; (vi) reviewed the financial terms of certain other transactions that we deemed relevant;

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(vii) reviewed (a) draft dated June 21, 2015 of the Merger Agreement, (b) draft dated June 21, 2015 of the Voting and Support Agreement to be entered into by and among Sequential, TopCo and certain stockholders of the Company listed therein, (c) draft dated June 20, 2015 of the Employment Agreement to be entered into by and between TopCo and Mrs. Stewart (the “Employment Agreement”), (d) draft dated June 20, 2015 of the Amended and Restated Intangible Asset License Agreement to be entered into by and between MS Real Estate Management Company and the Company (the “Intangible Asset License Agreement”), (e) draft dated June 15, 2015 of the Registration Rights Agreement to be entered into by and between TopCo and the parties listed therein (the “Registration Rights Agreement” and, together with the Employment Agreement and the Intangible Asset License Agreement, the “Founder Agreements”), and (f) draft dated June 19, 2015 of the Amended and Restated Intellectual Property License and Preservation Agreement to be entered into by and between Mrs. Stewart and the Company ((a) - (f) collectively, the “Agreements”); (viii) participated in certain discussions and negotiations among representatives of the Company and Sequential and their advisors; and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of the Company or Sequential, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts relating to the Company and Sequential referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company or Sequential, as the case may be, as to the future performance of the Company and Sequential. We also have assumed, at your direction, that the future financial results reflected in such forecasts will be achieved at the times and in the amounts projected.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

This opinion is for the use and benefit of the Independent Committee (in its capacity as such) in its evaluation of the Transaction and may not be disclosed without our prior written consent. This opinion does not address the fairness of the Transaction or any aspect or implication thereof to, or any other consideration of or relating to, the holders of any class of securities, creditors or other constituencies of the Company, other than the fairness of the Madeline Merger Consideration, from a financial point of view, to the holders of Company Class A Common Stock (other than Excluded Holders). We express no opinion as to whether or not the Founders Agreements have impacted the consideration available to holders of Company Class A Common Stock in the Transaction. We express no opinion as to whether or not the Founders Agreements have impacted the consideration available to holders of Company Class A Common Stock in the Transaction. In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Madeline Merger Consideration or otherwise including, without limitation, the compensation to be received by Mrs. Stewart and her affiliates under the Founder Agreements. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

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Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Madeline Merger Consideration to be received by holders of Company Class A Common Stock, other than Excluded Holders, in the Transaction (after giving effect to the Mergers) is fair from a financial point of view to such holders.

Very truly yours,

/s/ Moelis & Company LLC
MOELIS & COMPANY LLC

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Annex D

FORM OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF

SEQUENTIAL BRANDS GROUP, INC.

FIRST. The name of the corporation is: Sequential Brands Group, Inc. (the “Corporation”).

SECOND. The street address of the registered office of the Corporation is 1679 S Dupont Highway, Suite 100, City of Dover, County of Kent, Delaware 19901, and the name of its registered agent at such address is Registered Agent Solutions, Inc.

THIRD. The nature of the business of this Corporation and the objects or purposes proposed to be transacted, promoted or conducted by it are to engage in and transact a financial services business in any and all of its branches in the United States and throughout the world; and to engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware. The foregoing shall be construed both as objects and powers, and the foregoing enumeration of specific powers shall not be held to limit or restrict in any manner the powers of this Corporation.

FOURTH.

A.	CAPITAL STOCK.

The aggregate number of shares of all classes of stock which the Corporation shall have authority to issue is 160,000,000 shares, of which 150,000,000 shares shall be classified as common stock, $0.01 par value per share (“Common Stock”), and 10,000,000 shares shall be classified as preferred stock, $0.01 par value per share (“Preferred Stock”).

B.           AUTHORIZATION OF BOARD OF DIRECTORS TO ESTABLISH SERIES OF PREFERRED STOCK AND FIX CONSIDERATION THEREFORE.

The board of directors is hereby expressly authorized, within the limitations and restrictions stated herein from time to time, by resolution:

(i)	to divide the Preferred Stock into series;

(ii)	to fix the consideration for which such Preferred Stock shall be issued;

(iii)	to determine the voting powers of each series of Preferred Stock;

(iv)	to determine and fix the number of shares which will constitute any series of Preferred Stock and the distinctive designation of each series;

(v)	to make any series of Preferred Stock subject to redemption at such time or times and at such price or prices as shall be stated and expressed in such resolution;

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(vi)	to determine whether or not the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so subject, the extent to and the manner in which it shall be applied to the purchase or redemption of the shares of such series and the terms and provisions relative to the operation thereof;

(vii)	to fix the rights of the holders of shares of each series of the Preferred Stock to receive dividends at such rates, on such conditions and at such times as shall be stated and expressed in the resolution and whether payable in preference to, or in relation to, the dividends payable on any other class or classes of stock or other series of the same class and whether cumulative or non-cumulative as shall be so stated and expressed;

(viii)	to fix the rights of the holders of shares of each series of the Preferred Stock upon the dissolution of, or upon any distribution of the assets of, this Corporation;

(ix)	to make any series of Preferred Stock convertible or automatically converted into or exchangeable for shares of any other class or classes or of any other series of the same or any other class or classes of the stock of this Corporation at such price or prices or at such rates of exchange and with such adjustments as shall be stated and expressed in such resolution; and

(x)	to determine whether or not the shares of any series shall be subject or entitled to any other preferences, and relative, participating, optional or other special rights and qualifications, limitations or restrictions which shall be stated and expressed in such resolution and which shall not be inconsistent with the terms and provisions of this Article Fourth.

C.	RANK.

Each series of Preferred Stock shall have such preferences as to dividends and assets and amounts distributable on liquidation, dissolution or winding up or otherwise as shall be declared by such resolution or resolutions establishing such series.

D.	DIVIDENDS.

(i)	The holders of Preferred Stock shall be entitled to receive cash dividends when and as declared by the board of directors at such rate per share per annum, cumulatively if so provided, and with such preferences, as shall have been fixed by the board of directors, and not more, before any dividends shall be declared or paid upon or set apart for the Common Stock or any other class of stock ranking junior thereto, and such, dividends on each series of Preferred Stock shall cumulate, if at all, from and after the dates fixed by the board of directors with respect to such cumulation. Unpaid cumulated dividends shall bear no interest.

(ii)	If dividends on any shares of Preferred Stock are not declared in full, then such dividends as are declared shall be declared ratably on all shares of stock of each series of equal preference in proportion to the respective unpaid cumulative dividends, if any, to the end of the then current dividend period. No ratable distribution shall be made with respect to any series until cumulative dividends in full have been declared and paid on any series standing senior in preference.

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(iii)	Unless dividends on all outstanding shares of Preferred Stock having cumulative dividend rights shall have been fully paid for all past quarterly dividend periods and the full dividends thereon for the quarterly dividend period current at the time shall have been paid or declared and funds set apart therefor, and unless all required sinking fund payments, if any, shall have been made or provided for, no dividend (except a dividend payable in Common Stock) shall be paid upon or declared or set apart for the Common Stock.

(iv)	Subject to the foregoing provisions, the board of directors may declare and pay dividends on the Common Stock, to the extent permitted by law.

E.	LIQUIDATION OR DISSOLUTION.

(i)	In the event of any liquidation or dissolution or winding up of this Corporation (hereinafter referred to as “liquidation”) the holders of Preferred Stock shall be entitled to receive in cash, out of the assets of this Corporation, full payment of the applicable liquidation preference fixed for each series pursuant to paragraph B above, together with unpaid cumulative dividends thereon to the date of liquidation, and no more.

(ii)	If upon liquidation the assets of this Corporation available for distribution to stockholders shall be insufficient to permit the payment in full of the preferential amounts payable to the holders of Preferred Stock, then all assets shall be distributed ratably among the holders of all shares of stock of each series of equal preference in proportion to the respective amounts that would be payable per share if such assets were sufficient to permit payment in full. No ratable distribution shall be made with respect to any series until distributions in full have been paid to the holders of all series standing senior in preference.

(iii)	After satisfaction of the preferential requirements of the Preferred Stock upon any liquidation of this Corporation, the holders of Common Stock shall be entitled to share ratably in the distribution of all remaining assets of this Corporation available for distribution.

(iv)	A consolidation or merger of this Corporation with or into any other corporation or corporations or the sale or conveyance (whether for cash, securities or other property) of all or substantially all of the assets of this Corporation as an entirety shall not be deemed or construed to be a liquidation of this Corporation for the purpose of the foregoing provisions of this paragraph E.

F.	VOTING RIGHTS.

The holders of the Common Stock shall be entitled to one vote for each share held by them of record on the books of this Corporation. The holders of each series of Preferred Stock shall have such voting rights, if any, as shall be provided for in the resolution or resolutions of the board of directors establishing such series.

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FIFTH.

A.           NUMBER OF DIRECTORS. The authorized number of directors shall be not less than two nor more than 15 and the board of directors may, within the limits specified by this Article Fifth, increase or decrease the exact number of directors from time to time by resolution duly adopted by such board. No decrease in the number of directors shall have the effect of shortening the term of any incumbent director. The exact number of directors shall be four until so increased or decreased. In case of any increase in the number of directors, the additional directors may be elected by the shareholders at an annual or special meeting, as provided in the bylaws.

B.            CLASSES OF DIRECTORS. At the option of the board of directors, the directors shall be divided into three classes, designated Class I, Class II, and Class III as nearly equal in number as possible, and the term of office of directors of one class shall expire at each annual meeting of stockholder, and in all cases as to each director until his successor shall be elected and shall qualify or until his earlier resignation, removal from office, death or incapacity. Additional directorships resulting from an increase in the number of directors shall be apportioned among the classes as equally as possible. In the event of classification hereunder, at each annual meeting of stockholders the number of directors equal to the number of directors of the class where term expires at the time of such meeting (or, if less, the number of directors properly nominated and qualified far election) shall be elected to hold office until the third succeeding annual meeting of the stockholders after their election.

C.            VACANCIES. In case of any increase in the number of directors, the additional directors may be elected by the board of directors to hold office until the next election of directors or of the class for which such directors shall have been chosen and until their successors are elected and qualified. In case of vacancies in the board of directors, a majority of the remaining members of the board may elect directors to fill such vacancies to hold office until the next election of directors or of the class for which such directors shall have been chosen and until their successors are elected and qualified.

D.	DIRECTOR LIABILITY.

(i)	A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law of Delaware as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

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(ii)	Each director, officer and stockholder of the Corporation and each of their affiliates and each of their or their affiliates’ respective officers, members, equity holders, managers, partners, members, employees, personnel, independent contractors, representatives and agents (each, an “Indemnified Person”), shall, to the fullest extent permitted by applicable law, be indemnified and held harmless, against any losses, claims, damages, liabilities or expenses to which such Indemnified Person may become subject in connection with any matter arising out of or in connection with the Corporation’s business or affairs (including attorneys’ fees, judgments, fines, ERISA, excise taxes, or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Article V, Section D(iii) hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Article V shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such Proceeding in advance of its final disposition; provided, however, that, if the General Corporation Law of Delaware requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article VII or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(iii)	If a claim under Article V, Section D(ii) is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law of Delaware for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standards of conduct set forth in the General Corporation Law of Delaware, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standards of conduct.

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(iv)	The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or otherwise

(v)	The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any such expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the General Corporation Law of Delaware.

SIXTH. The amendment or repeal of Articles Fifth, Sixth, Eighth and paragraph F of Article Fourth of this Amended and Restated Certificate of Incorporation shall require the approval of the holders of shares representing at least 80% of the shares of this Corporation entitled to vote in the election of directors, voting as one class.

SEVENTH. In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to make, alter, amend or repeal the bylaws of this Corporation, without any action on the part of the stockholders, by the affirmative vote of at least two-thirds of the directors of this Corporation, which shall include the affirmative vote of at least one director of each class of the board of directors, if the board shall then be divided into classes. The bylaws may also be altered, amended or repealed by the affirmative vote of the holders of shares representing at least 80% of the shares of this Corporation entitled to vote in the election of directors, voting as one class.

EIGHTH. This Corporation may in its bylaws confer powers upon its board of directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon them by the laws of the State of Delaware.

NINTH. The stockholders and board of directors shall have power, if the bylaws so provide, to hold their meetings and to keep the books of this Corporation (except such as are required by the law of the State of Delaware to be kept in Delaware) and documents and papers of this Corporation outside the State of Delaware, and to have one or more offices within or without the State of Delaware at such places as may be designated from time to time by the board of directors.

TENTH. All of the powers of this Corporation, insofar as the same may he lawfully vested by this Restated Certificate of Incorporation in the board of directors, are hereby conferred upon the board of directors of this Corporation.

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 222, 242 and 245 of the General Corporation Law of Delaware.

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Annex E

FORM OF AMENDED AND RESTATED BYLAWS
OF
SEQUENTIAL BRANDS GROUP, INC.

ARTICLE I
OFFICES

Section 1.                Delaware Registered Office. The address of the registered office of Singer Madeline Holdings, Inc. (hereinafter called the “Corporation”) in the State of Delaware and the name of the registered agent at such address shall be as specified in the Certificate of Incorporation or, if subsequently changed, as specified in the most recent statement of change filed pursuant to law. The address of the registered office may be changed from time to time by the board of directors of the Corporation (the “Board of Directors”).

Section 2.                Other Offices. The Corporation shall have its principal office at 5 Bryant Park, 30th Floor, New York, New York 10018. The Corporation may also have other offices, both within and without the State of Delaware, as the Board of Directors from time to time shall determine or the business of the Corporation may require.

ARTICLE II
MEETINGS OF THE STOCKHOLDERS

Section 1.                Times and Places of Meetings. Meetings of stockholders for any purpose may be held at such time and place, if any, either within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2.                Annual Meetings. The annual meeting of the stockholders, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as the Board of Directors shall fix each year.

Section 3.                Special Meetings. Special meetings of stockholders, for any purpose or purposes, may be called only by the chairperson of the Board of Directors, the president, the secretary or a majority of the Board of Directors and shall be called by the chairperson of the Board of Directors, the president, secretary or a majority of the Board of Directors upon the written demand of the holders of not less than 80% of all the votes entitled to be cast on any issue proposed to be considered at the meeting. Any stockholder seeking to call a special meeting of stockholders by written demand shall deliver a notice thereof in proper written form and in timely manner to the secretary of the Corporation. To be in proper written form, such notice shall comply with the requirements of Section 16 of this Article II. The Board of Directors shall promptly, but in all events within ten (10) days after the date such notice is received, adopt a resolution fixing the record date for determining stockholders entitled to demand a special meeting. If not otherwise fixed by the Board of Directors, the record date for determining stockholders entitled to demand a special meeting shall be at the close of business on the day the first stockholder signs such demand. The Board of Directors may postpone or reschedule any special meeting previously scheduled by the chairperson of the Board of Directors, the Board of Directors, chief executive officer or president.

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Section 4.                Notice of Meetings. A notice stating the place, if any, date and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting or as otherwise provided by law, including in the case of a meeting at which the stockholders are asked to consider a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at the stockholder’s address as it appears on the records of the Corporation, with postage thereon prepaid.

Section 5.                Adjournments. Only the chairperson of the meeting of stockholders, annual or special, may adjourn such meeting from time to time to reconvene at a different time or place, if any, and notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 6.                Waiver of Notice. Whenever any notice whatsoever is required to be given under the provisions of the General Corporation Law of the State of Delaware (the “DGCL”) or the certificate of incorporation or these bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting, either annual or special, shall constitute waiver of notice thereof, unless the person objects to the holding of the meeting in writing because proper notice was not given.

Section 7.                Record Date. For the purpose of determining stockholders entitled to notice of any meeting of stockholders, or stockholders entitled to receive payment of any dividend, or to make a determination of stockholders for any other proper purpose (other than action by consent in writing without a meeting), the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days and, for a meeting of stockholders, not less than ten (10) days or in the case of a meeting at which the stockholders are asked to consider a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets, not less than twenty (20) days, immediately preceding such meeting or other action. If the Board of Directors so fixes a record date for determining stockholders entitled to notice of any meeting, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, the close of business on the day next preceding the date on which notice of the meeting is given (or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held) shall be the record date for such determination of stockholders. The provisions of this Section 7 do not apply to the determination of the record date for stockholders entitled to consent to corporate action in writing without a meeting.

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Section 8.                List of Stockholders. The officer or agent having charge of the share ledger or transfer books for shares of the Corporation shall make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares of each class of capital stock of the Corporation registered in the name of each stockholder; provided, that if the record date for determining the stockholders entitled to vote is less than ten days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date. Such list of stockholders, for ten (10) days before such meeting, shall be kept on file at the principal place of business of the Corporation or on a reasonably accessible electronic network (provided the information required to access such network is made available to stockholders) and shall be subject to inspection by any stockholder, and to copying at the stockholder’s expense, at any time during usual business hours. If the meeting is to be held at a place, such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection by any stockholder during the whole time of the meeting. Except as provided by applicable law, the original share ledger or transfer book, or a duplicate thereof kept in the State of Delaware, shall be the only evidence as to who are the stockholders entitled to examine such list or share ledger or transfer book or to vote at any meeting of stockholders.

Section 9.                Quorum. A majority of the outstanding shares entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum for consideration of such matter at any meeting of stockholders; provided, that if less than a majority of such outstanding shares are represented at the meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice until a quorum shall attend. Where a separate vote by a class or series is required, a majority of the shares of such class or series represented in person or by proxy shall constitute a quorum to take the action with respect to that vote by that class or series on that matter. If a quorum is present, the affirmative vote of the majority of such shares represented at the meeting and entitled to vote on a matter shall be the act of the stockholders, unless the vote of a greater number or voting by classes is required by the DGCL, the certificate of incorporation or these bylaws. If a quorum fails to attend the meeting, the chairperson of the meeting may adjourn the meeting to another place, if any, date or time.

Section 10.            Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Voting at meetings of stockholders need not be by written ballot.

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Section 11.            Voting of Shares. Except as otherwise provided by the certificate of incorporation or by resolutions of the Board of Directors providing for the issue of any shares of preferred or special classes in series, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Section 12.            Voting of Shares by Certain Holders. Shares registered in the name of another Corporation, domestic or foreign, may be voted by any officer, agent, proxy or other legal representative authorized to vote such shares under the law of incorporation of such Corporation. The Corporation may treat the president or other person holding the position of chief executive officer of such other Corporation as authorized to vote such shares, together with any other person indicated and any other holder of an office indicated by the corporate stockholder to the Corporation as a person or an office authorized to vote such shares. Such persons and offices indicated shall be registered by the Corporation on the transfer books for shares and included in any voting list prepared in accordance with the DGCL and these bylaws. Shares registered in the name of a deceased person, a minor ward or a person under legal disability may be voted by such person’s administrator, executor or court-appointed guardian, either in person or by proxy, without a transfer of such shares into the name of such administrator, executor or court-appointed guardian. Shares registered in the name of a trustee may be voted by such trustee, either in person or by proxy. Shares registered in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the receiver’s name if authority so to do is contained in an appropriate order of the court by which such receiver was appointed. A stockholder whose shares are pledged may vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred. Shares of the Corporation owned by the Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares entitled to vote at any given time, but shares of the Corporation held by the Corporation in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding shares entitled to vote at any given time.

Section 13.            Inspectors at Meetings of Stockholders. The Board of Directors, in advance of any meeting of stockholders, may appoint one or more inspectors, who may be employees of the Corporation, to act at such meeting or any adjournment thereof and make a written report thereof. If inspectors of election are not so appointed, the chairperson of the meeting may, or upon the request of any stockholder shall, appoint one or more persons as inspectors for such meeting. Such inspectors shall ascertain and report the number of shares represented at the meeting, based upon their determination of the validity and effect of proxies; count all votes and report the results; and do such other acts as are proper to conduct the election and voting with impartiality and fairness to all the stockholders. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors. The report of the inspector or inspectors on the number of shares represented at the meeting and the results of the voting shall be prima facie evidence thereof. For the avoidance of doubt, the provisions of this Section 13 do not apply to the inspection of consents in writing to take corporate action and/or any revocation or revocations of such consents.

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Section 14.            Voting by Ballot. Voting on any question or in any election may be by voice vote, unless the presiding officer shall order that voting be by ballot.

Section 15.            Organization of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. At each meeting of stockholders, one of the following persons shall act as chairperson and shall preside thereat, in the following order of precedence: the chairperson of the Board of Directors; the chief executive officer; president; any vice-president acting in place of the president as provided by these bylaws; any person designated by the affirmative vote of the holders of a majority of the shares represented at the meeting in person or by proxy and entitled to vote. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairperson of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairperson of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairperson of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Section 16.            Notice of Stockholder Business and Nominations.

(A)          Meetings of Stockholders.

1)                  Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation’s notice of meeting, (b) by or at the direction of the Board of Directors, (c) as expressly provided in the Corporation’s certificate of incorporation, or (d) by any stockholder of record of the Corporation at the relevant time, provided that holders of the common stock of the Corporation (the “Common Stockholders”) comply with the notice procedures set forth in Sections 16(A)(2) and (3).

2)                  For nominations or other business to be properly brought before an annual meeting by a Common Stockholder, such stockholder must have given timely notice thereof in writing to the secretary of the Corporation and such other business must be a proper matter for stockholder action. To be timely, the Common Stockholder’s notice shall be delivered to the secretary of the Corporation at the principal offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date,

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notice by the Common Stockholder to be timely must be so delivered not earlier than the close of business on the 120th day before such annual meeting and not later than the close of business on the later of the 90th day before such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of a meeting of stockholders commence a new time period for the giving of a Common Stockholder’s notice as described above. Such Common Stockholder’s notice shall set forth: (a) as to each person whom the Common Stockholder proposes to nominate for election or reelection as a director, (i) the name, age, business and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the Corporation’s common stock that are owned beneficially and of record by such person and (iv) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14a-11 thereunder (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, (i) a brief description of the business described to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the bylaws, the language of the proposed amendment) and the reasons for conducting such business at the meeting and (ii) a description of all agreements, arrangements, and understandings between such Common Stockholder and beneficial owners, if any, on whose behalf such business is brought or proposal made, on the one hand, and any other person or persons (including their names), on the other hand, in connection with the proposal of such business by such Common Stockholder; and (c) as to the Common Stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such Common Stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any, on whose behalf the nomination or proposal is made, (ii)(A) the class and number of shares of the Corporation which are owned beneficially and of record by such Common Stockholder and such beneficial owner, if any, on whose behalf the nomination or proposal is made, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class of shares of the Corporation or with a value derived in whole or in part from the value of any class of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class of capital stock of the Corporation or otherwise (a “Derivative Instrument”) directly or indirectly owned beneficially or of record by such stockholder and beneficial owner and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder and beneficial owner has a right to vote any shares of any security of the Corporation, (D) any short interest in any security of the Corporation (for purposes of this Section 1.3 a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation

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or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than 10 days after the record date for the meeting to disclose such ownership as of the record date), (iii) any material interest of the record stockholder, or the beneficial owner, if any, on whose behalf the nomination or proposal is made, in such business or proposal, (iv) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination, (v) a representation as to whether or not the record stockholder or the beneficial owner, if any, intends or is part of a group that intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) to solicit proxies from stockholders in support of such proposal or nomination, and (vi) any other information relating to such stockholder and beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitation of proxies for, as applicable, the proposal and/or the election of directors in a contested election pursuant to Regulation 14A under the Exchange Act. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation including a questionnaire with respect to the background and qualification of such person to serve as a director and such person’s independence. The foregoing notice requirements shall be deemed satisfied by a Common Stockholder if the Common Stockholder has notified the Corporation of his or her intention to present a proposal at an annual meeting of stockholders in compliance with Rule 14a-8 (or any successor thereof) under the Exchange Act and such Common Stockholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such annual meeting. The Corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director of the Corporation.

3)                  Notwithstanding anything in the second sentence of Section 16(A)(2) to the contrary and except with respect to the first annual meeting of the Corporation, if the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming the nominees for such new directors made by the Corporation at least 100 days before the first anniversary of the preceding year’s annual meeting, a Common Stockholder’s notice required by this Section 16 shall also be considered timely, but only with respect to nominees for any new positions for directors, if it is delivered to the secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which the Corporation makes such public announcement.

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(B)            Special Meetings of Stockholders. Only such business shall be conducted and proposals considered at a special meeting of stockholders as shall have been brought before the meeting pursuant to a notice of meeting given pursuant to Section 4 of this Article II. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors or (2) by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Section 16, who is entitled to vote at the meeting and who complies with the notice procedures set forth in this Section 16. If the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be), for election to such position(s) as specified in the Corporation’s notice of meeting, if the stockholder’s notice required by Section 16(A)(2) shall be delivered to the secretary of the Corporation at the principal office of the Corporation not earlier than the close of business on the 120th day before such special meeting and not later than the close of business on the later of the 90th day before such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder’s notice as described above.

(C)            General.

1)                  Only such persons who are nominated in accordance with the procedures set forth in this Section 16 may be elected as directors and only such business may be conducted at a meeting of stockholders as has been brought before the meeting in accordance with the procedures set forth in this Section 16. Except as otherwise provided by applicable law, the certificate of incorporation of the Corporation or these bylaws, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in this Section 16 and, if any proposed nomination or business is not in compliance with this Section 16, to declare that such defective proposal or nomination shall be disregarded.

2)                  For purposes of this Section 16, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (the “SEC”) under Section 13, 14 or 15(d) of the Exchange Act.

3)                  Notwithstanding the foregoing provisions of this Section 16, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder, if any, with respect to the matters set forth in this Section 16. Nothing in this Section 16 shall be deemed to affect any rights of (i) stockholders to request inclusion of proposals in the Corporation’s proxy statement under Rule 14a-8 (or any successor thereof) under the Exchange Act or (ii) the holders of any series of preferred shares of the Corporation to elect directors under specified circumstances.

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Section 17.            Stockholder Action Without Meetings.

(A)         Action by Written Consent. Except as provided in the certificate of incorporation and subject to the requirements set forth in Sections 17(B) and (C) hereafter, any action required to be taken, or any action which may be taken, at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or to take such action under the provisions of the DGCL or the certificate of incorporation at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

(B)          Record Date. In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting as provided for in Section 17(A), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record of the Corporation seeking to have the stockholders authorize or take corporate action by a consent in writing shall, by written notice to the secretary of the Corporation, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such a request is received, adopt a resolution fixing the record date, unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 17(B). If no record date has been fixed by the Board of Directors pursuant to the first sentence of this paragraph or otherwise within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed consent in writing setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in Delaware or its principal place of business. Delivery shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors pursuant to the first sentence of this Section 17(B), the record date for determining stockholders entitled to consent to corporate action in writing without a meeting if prior action by the Board of Directors is required by applicable law shall be at the close of business on the date on which the Board of Directors adopts the resolution taking such prior action.

(C)          Inspectors of Consent in Writing. In the event of the delivery, in the manner provided by this Section 17 and applicable law, to the Corporation of the requisite consent or consents in writing to take corporate action and/or any revocation or revocations thereof, the Corporation shall engage independent inspectors of elections for the purpose of promptly performing a ministerial review of the validity of the consents and revocations. No action by consent in writing without a meeting shall be effective until such date as either the secretary of the Corporation or the independent inspectors certify to the Corporation that the valid and unrevoked consents delivered to the Corporation in accordance with Sections 16(A) and (B) and applicable law represent at least the minimum number of votes that would be necessary to take the corporate action under the provisions of the DGCL or the certificate of incorporation at a meeting at which all shares entitled to vote thereon were present and voted. Nothing contained in this Section 17 shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the secretary of the Corporation or independent inspectors, or to take any other action, including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation.

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(D)          Validity and Effectiveness of Written Consents. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days after the earliest dated written consent received in accordance with this Section 17, a valid written consent or valid written consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation in the manner prescribed in this Section 17 and applicable law, and not revoked.

ARTICLE III
BOARD OF DIRECTORS

Section 1.                General Powers. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors may adopt such rules and procedures, not inconsistent with the Certificate of Incorporation, these by-laws or applicable law, as it may deem proper for the conduct of its meetings and the management of the Corporation.

Section 2.                Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders following such director’s election and until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal. A director need not be a resident of the State of Delaware or a stockholder of the Corporation. A director may resign at any time by giving written notice to the Board of Directors, or to the chairperson of the board, chief executive officer, president or secretary of the Corporation. A resignation shall be effective when the notice is given, unless the notice specifies a future date. In addition to the directors who the Corporation’s stockholders elect, the Board of Directors may also designate, by resolution of the Board of Directors, one or more advisory directors who may attend all meetings of the Board of Directors, but may not vote on any matters before the Board of Directors. Except as set forth in this Section 2, the advisory director shall have no rights as a director either under these bylaws, the Corporation’s charter, Delaware law or any other agreement to which the Corporation is a party. Notwithstanding the foregoing, an advisory director shall be entitled to receive compensation for services as a director in the same amount and manner that such director would be entitled to receive compensation as an employee director or non-employee director, as the case may be, if such director were elected by the stockholders of the Corporation.

Section 3.                Place of Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware.

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Section 4.                Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this bylaw, immediately after, and at the same place as, the annual meeting of stockholders. Other regular meetings of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by the Board of Directors.

Section 5.                Special Meetings. Special meetings of the Board of Directors may be called only by the chairperson of the Board of Directors or the lead director and shall be called by the chairperson of the Board of Directors or the secretary upon the written request of any two directors.

Section 6.                Notice. Notice of any special meeting shall be given: (i) at least two business days (or 12 hours, including at least four hours between 8:00 a.m. Central time and 6:00 p.m. Central time, if telephonic participation or participation by other electronic communication equipment is provided for with respect to the special meeting) prior thereto if the notice is given personally or by an electronic transmission, (ii) at least two business days (also if telephonic participation or participation by other electronic communication equipment is provided for with respect to the special meeting) prior thereto if the notice is given by having it delivered by a third party entity that provides delivery services in the ordinary course of business and guarantees delivery of the notice to the director no later than the following business day, and (iii) at least seven business days prior thereto if the notice is given by mail. For this purpose, the term “electronic transmission” may include a facsimile, email or other electronic means. Notice shall be delivered to the director’s business address and/or telephone number and shall be deemed given upon electronic transmission, upon delivery to the third party delivery service, or upon being deposited in the United States mail with postage thereon prepaid. Any director may waive notice of any meeting by signing a written waiver of notice either before or after the meeting. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except when a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 7.                Quorum, Vote Required, Actions Requiring Approval. A majority of the directors then in office shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. If less than a majority of such number of directors is present at the meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

Section 8.                Action by Unanimous Consent of Directors. Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

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Section 9.                Participation with Communications Equipment. Members of the Board of Directors or of any committee of the Board of Directors may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.

Section 10.            Compensation of Directors. The Board of Directors may fix the compensation of directors by the affirmative vote of a majority of the directors then in office and irrespective of any personal interest of any of its members. In addition, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. The chairperson of the board, the lead director, and members of special or standing committees may be compensated additionally for so serving.

Section 11.            Chairperson of the Board. The chairperson of the Board of Directors, or in such person’s absence, the chief executive officer, or in the absence of both such persons, the president, shall preside at all meetings of the stockholders and the Board of Directors. The chairperson of the Board of Directors shall be elected by the Board of Directors and shall hold the position until a successor is elected and qualified or until such chairperson’s earlier resignation or removal. Any vacancy occurring in the position shall be filled by the Board of Directors for the unexpired portion of the term. The chairperson of the board shall serve at the pleasure of the Board of Directors. Election of a chairperson of the board shall not of itself create contract rights.

Section 12.            Interim Vacancies. In the interim between annual meetings of stockholders or of special meetings of stockholders called for the election of directors and/or for the removal of one or more directors and for the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board of Directors, including unfilled vacancies resulting from the removal of directors for cause or without cause, resignation, death, disqualification or other causes shall be filled only by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director.

ARTICLE IV
COMMITTEES OF THE BOARD OF DIRECTORS

Section 1.                Establishment of Committees. The Board of Directors may create one or more committees and appoint members of the Board of Directors to serve on the committee or committees. Each committee shall have two or more members, who serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. Any vacancy in a committee may be filled by the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors as required.

Section 2.                Manner of Acting. Unless the appointment by the Board of Directors requires a greater number, a majority of any committee shall constitute a quorum and a majority of a quorum shall be necessary for action by any committee. A committee may act by unanimous consent in writing without a meeting. Each committee, by majority vote of its members, shall determine the time and place of meetings and the notice required therefor.

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Section 3.                Authority of Committees. To the extent specified by resolution of the Board of Directors and these bylaws, each committee may exercise the authority of the Board of Directors, provided, however, a committee may not:

(A)             authorize distributions, except for dividends to be paid with respect to shares of any preferred or special classes or any series thereof;

(B)              approve or recommend to stockholders any act requiring the approval of stockholders under applicable law;

(C)              fill vacancies on the Board of Directors or any committee;

(D)             elect or remove officers or fix the compensation of any member of the committee;

(E)              adopt, amend or repeal these bylaws;

(F)               approve a plan of merger not requiring stockholder approval;

(G)             authorize or approve reacquisition of shares, except according to a general formula or method prescribed by the Board of Directors;

(H)             authorize or approve the issuance or sale, or contract for sale, of shares, or determine the designation and relative rights, preferences, and limitations of a series of shares, except the Board of Directors may direct that a committee may fix the specific terms of the issuance or sale or contract for sale, or the number of shares to be allocated to particular employees under an employee benefit plan; or

(I)                amend, alter, repeal, or take action inconsistent with any resolution or action of the Board of Directors when the resolution or action of the Board of Directors provides by its terms that it shall not be amended, altered or repealed by action of a committee.

ARTICLE V
OFFICERS

Section 1.                Positions and Election. The officers of the Corporation shall be elected by the Board of Directors and shall include a president, a treasurer and a secretary. Any individual may be elected to, and may hold, more than one office of the Corporation.

Section 2.                Additional Officers and Agents. The Board of Directors may appoint such other officers and agents as it deems necessary, including, without limitation, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers and a controller, who shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

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Section 3.                Compensation of Officers. The compensation of all officers of the Corporation shall be fixed by or under the direction of the Board of Directors. No officer shall be prevented from receiving such compensation because such officer is also a director of the Corporation.

Section 4.                Term of Office and Vacancy. Each elected officer shall hold office until a successor is elected and qualified or until such officer’s earlier resignation or removal. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors for the unexpired portion of the term. Each appointed officer shall serve at the pleasure of the Board of Directors. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 5.                Removal. Any officer or agent may be removed by the Board of Directors, with or without cause, whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

Section 6.                Chief Executive Officer. The chairperson of the Board of Directors may, but need not, be the chief executive officer of the Corporation. The chief executive officer shall (a) determine and administer the policies of the Corporation, subject to the instructions of the Board of Directors; (b) be authorized to execute all documents in the name and on behalf of the Corporation; and (c) perform all duties incident to the office of chief executive officer and such other duties as the Board of Directors or bylaws may from time to time prescribe.

Section 7.                President. The president shall (a) be the chief operating officer of the Corporation, and shall in general be in charge of the operations of the Corporation, subject to the control of the Board of Directors; (b) be authorized to execute all documents in the name and on behalf of the Corporation; and (c) perform all duties incident to the office of president and such other duties as the Board of Directors may from time to time prescribe.

Section 8.                Vice Presidents. In the absence of the president or in the event of the inability or refusal of the president to act, the vice president (or if there is more than one vice president, the vice presidents in the order of seniority of title, or in the event of equal seniority, then in the order designated, or in the absence of any designation, then in the order named in the most recent resolution providing for the annual election of officers) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president shall perform such other duties and have such other powers as the Board of Directors or the chief executive officer or president may from time to time prescribe.

Section 9.                Secretary. The secretary shall (a) attend meetings of the Board of Directors and meetings of the stockholders and record minutes of the proceedings of the meetings of the stockholders and of the Board of Directors, and when required, shall perform like duties for the committees of the Board of Directors; (b) assure that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) maintain custody of the corporate records of the Corporation; (d) keep or cause to be kept a register of the post office address of each stockholder as furnished to the secretary by such stockholder; (e) sign with the chief executive officer, president or a vice president certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (f) have charge of the stock transfer books of the Corporation and authority over a stock transfer agent, if any; (g) certify copies of the bylaws, resolutions of the stockholders and Board of Directors and committees thereof and other documents of the Corporation as true and correct copies thereof; and (h) perform all duties incident to the office of secretary and such other duties as the Board of Directors or the chief executive officer or president may from time to time prescribe.

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Section 10.            Assistant Secretaries. The assistant secretary, or if there is more than one, the assistant secretaries, respectively, as authorized by the Board of Directors, may sign with the president or a vice president certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and shall, in the absence of the secretary or in the event of the inability or refusal of the secretary to act, perform the duties and exercise the powers of the secretary, and shall perform such other duties as the Board of Directors, chief executive officer, president or secretary may from time to time prescribe.

Section 11.            Treasurer. The treasurer shall (a) have custody of the funds and securities of the Corporation; (b) deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors; (c) maintain adequate accounts of the Corporation; (d) disburse the funds of the Corporation as may be ordered by the Board of Directors; (e) submit financial statements to the president and the Board of Directors; and (f) perform all duties incident to the office of treasurer and such other duties as the Board of Directors or the chief executive officer or president may from time to time prescribe.

Section 12.            Assistant Treasurers. The assistant treasurer, or if there is more than one, the assistant treasurers, respectively, as authorized by the Board of Directors, shall, in the absence of the treasurer or in the event of the inability or refusal of the treasurer to act, perform the duties and exercise the power of the treasurer and shall perform such other duties and have such other power as the Board of Directors, the chief executive officer, president or treasurer may from time to time prescribe.

Section 13.            Controller. The controller shall conduct the accounting activities of the Corporation, including the maintenance of the Corporation’s general and supporting ledgers and books of account, operating budgets, and the preparation and consolidation of financial statements.

Section 14.            General Powers of Officers. The chief executive officer, president, any executive vice president, senior vice president or any vice president, may sign without countersignature or attestation any deeds, mortgages, bonds, contracts, reports to public agencies, or other instruments whether or not the Board of Directors has expressly authorized execution of such instruments, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws solely to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed. Any other officer of this Corporation may sign contracts, reports to public agencies, or other instruments which are in the regular course of business and within the scope of such officer’s authority, except where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these bylaws to some other officer or agent of the Corporation, or shall be required by law to be otherwise signed or executed.

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Section 15.            Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

ARTICLE VI
CONTRACTS, CHECKS AND DEPOSITS

Section 1.                Contracts. The Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract and execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

Section 2.                Checks, Drafts, Notes. All checks, drafts or other orders for the payment of money, notes and other evidences of indebtedness, issued in the name of the Corporation, shall be signed by such officer or officers, or agent or agents, of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

Section 3.                Deposits. All funds of the Corporation other than petty cash shall be deposited to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select.

Section 4.                Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 5.                Reliance upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of such person’s duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE VII
SHARES

Section 1.                Issued Shares. The issued shares of the Corporation may be represented by certificates, or may be uncertificated shares, in either case in whole or in part, as determined and authorized by the Board of Directors.

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Section 2.                Certificates for Shares. Certificates representing shares of the Corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed by the president or vice president and by the secretary or an assistant secretary. Any signatures or countersignature on the certificate may be facsimiles. If any officer of the Corporation, or any officer or employee of the transfer agent or registrar, who has signed or whose facsimile signature has been placed upon such certificate ceases to be an officer of the Corporation, or an officer or employee of the transfer agent or registrar, before such certificate is issued, the certificate may be issued by the Corporation with the same effect as if the officer of the Corporation, or the officer or employee of the transfer agent or registrar, had not ceased to be such at the date of its issue. Certificates for shares shall be individually numbered or otherwise individually identified. Each certificate for shares shall state the name of the registered owner of the shares in the stock ledger, the number and the class and series, if any, of such shares, and the date of issuance of the certificate. If the Corporation is authorized to issue more than one class of stock, a full summary or statement of all of the designations, preferences, qualifications, limitations, restrictions, and special or relative rights of each class authorized to be issued, and, if the Corporation is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences among such series, shall be set forth upon the face or back of the certificate. Such statement may be omitted if it shall be set forth upon the face or back of the certificate that such statement, in full, will be furnished by the Corporation to any stockholder upon request and without charge.

Section 3.                Uncertificated Shares. The Board of Directors may provide by resolution that some or all of any or all classes and series of its shares shall be uncertificated shares, and may provide an election by individual stockholders to receive certificates or uncertificated shares and the conditions of such election, provided that such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Within a reasonable time after the registration of issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to the DGCL or these bylaws. Except as otherwise expressly provided by law, the rights and obligations of the holders of uncertificated shares and rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

Section 4.                Registration of Transfers of Shares. Transfers of shares shall be registered in the records of the Corporation upon request by the registered owner thereof in person or by a duly authorized attorney, upon presentation to the Corporation or to its transfer agent (if any) of a duly executed assignment and other evidence of authority to transfer, or proper evidence of succession, and, if the shares are represented by a certificate, a duly endorsed certificate or certificates for shares surrendered for cancellation, and with such proof of the authenticity of the signatures as the Corporation or its transfer agent may reasonably require. The Person in whose name shares are registered in the stock ledger of the Corporation shall be deemed the owner thereof for all purposes as regards to the Corporation.

Section 5.                Lost Certificates. The Corporation may issue a new share certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact, by the person claiming the share certificate to be lost, stolen or destroyed. When authorizing such issuance of a new certificate or certificates the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or the owner’s legal representative, to advertise the same in such manner as it shall require or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed.

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ARTICLE VIII
OTHER PROVISIONS

Section 1.                Distributions. The Board of Directors may authorize, and the Corporation may make, distributions to its stockholders, subject to any restriction in the certificate of incorporation and subject to any limitations provided by applicable law.

Section 2.                Fiscal Year. The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors.

Section 3.                Seal. The Board of Directors may, but shall not be required to, provide by resolution for a corporate seal, which may be used by causing it, or a facsimile thereof, to be impressed or affixed or in any other manner reproduced.

Section 4.                Severability. A determination that any provision of these bylaws is for any reason inapplicable, invalid, illegal or otherwise ineffective shall not affect or invalidate any other provision of these bylaws.

Section 5.                Exclusive Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Corporation, (ii) action asserting a claim for breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation’s shareholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) of the Corporation, or (iv) any action asserting a claim governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VIII, Section 5.

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ARTICLE IX
AMENDMENTS

Subject to the provisions of the certificate of incorporation, these bylaws may be altered, amended or repealed, and new bylaws may be adopted, by a majority of the Board of Directors, which shall include the affirmative vote of at least one director of each class of the Board of Directors if the Board shall then be divided into classes, without any action on the part of stockholders. Subject to the provisions of the certificate of incorporation, these bylaws may also be altered, amended or repealed by the stockholders of the Corporation representing at least 80% of the shares of the Corporation entitled to vote in the election of directors, voting as one class.

ARTICLE X
INDEMNIFICATION

Section 1.                Personal Liabilities of Directors. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 2.                Right to Indemnification. Each director, officer and stockholder of the Corporation and each of their affiliates and each of their or their affiliates’ respective officers, members, equity holders, managers, partners, members, employees, personnel, independent contractors, representatives and agents (each, an “Indemnified Person”), shall, to the fullest extent permitted by applicable law, be indemnified and held harmless, against any losses, claims, damages, liabilities or expenses to which such Indemnified Person may become subject in connection with any matter arising out of or in connection with the Corporation’s business or affairs (including attorneys’ fees, judgments, fines, ERISA, excise taxes, or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Article X, Section 3 hereof, the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors. The right to indemnification conferred in this Article X shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such Proceeding in advance of its final disposition; provided, however, that, if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Article X or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

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Section 3.                Payments. If a claim under Article , Section 2 is not paid in full by the Corporation within thirty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standards of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standards of conduct.

Section 4.                Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or otherwise.

Section 5.                Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any such expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the DGCL.

Section 6.                Settlement of Claims. The Corporation shall not be liable to indemnify any Indemnified Person under this Article X for any amounts paid in settlement of any action or claim effected without the Corporation’s written consent, which consent shall not be unreasonably withheld, or for any judicial award if the Corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

Section 7.                Subrogation. In the event of payment under this Article X, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnified Person, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

Section 8.                Procedures for Submission of Claims. The Board of Directors may establish reasonable procedures for the submission of claims for indemnification pursuant to this Article X, determination of the entitlement of any person thereto and review of any such determination. Such procedures shall be set forth in an appendix to these Bylaws and shall be deemed for all purposes to be a part hereof.

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Annex F

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. APPRAISAL RIGHTS

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’ s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’ s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’ s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

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(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’ s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’ s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS; UNDERTAKINGS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

The Holdings bylaws contain provisions that provide for indemnification of officers and directors to the fullest extent permitted by, and in the manner permissible under, applicable state and federal law, including the DGCL.

As permitted by Section 102(b)(7) of the DGCL, the Holdings charter contains a provision eliminating the personal liability of a director to Holdings or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

Holdings has agreed that, from and after the effective time of the mergers, it will indemnify and hold harmless each former and present director and officer of Sequential or MSLO, as applicable, or any of their subsidiaries, and each person who was as of the date of the original merger agreement, or who thereafter commences prior to the effective time of the mergers, serving as a director or officer of another person at the request of Sequential or MSLO, as applicable, or any of their respective subsidiaries, each referred to as an indemnified party, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorney’s fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the effective time of the mergers (including the merger agreement and the transactions and actions contemplated thereby)), arising out of or pertaining to the fact that such indemnified party is or was an officer or director of Sequential or MSLO or is or was serving at the request of Sequential or MSLO, in each case to the fullest extent provided by law.

Holdings has also agreed to maintain for six years following the mergers either the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance currently maintained by each of Sequential and MSLO and any of their subsidiaries or provide substitute policies for not less than the existing coverage and having other terms not less favorable to the insured persons, except that in no event will Holdings be required to pay with respect to such policies in respect of any one policy year more than 300% of the annual premium paid by Sequential or MSLO, as applicable, referred to as the maximum amounts. Each of Sequential and MSLO may obtain a six-year “tail” policy under such party’s existing directors and officers insurance policy in lieu of the foregoing, in each case for a cost not to exceed the applicable maximum amount.

Item 21. Exhibits

The exhibits listed in the Exhibit Index filed as part of this registration statement are incorporated herein by reference.

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Item 22. Undertakings

a)    The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)          To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)        To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)   That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)          Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

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(iii)        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(8)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(9)   To supply by means of a posteffective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

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SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on October 13, 2015.

SINGER MADELINE HOLDINGS, INC.

By:	/s/ Yehuda Shmidman
Yehuda Shmidman
Chief Executive Officer, Secretary and Director

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Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	Chief Executive Officer, Secretary and Director	October 13, 2015
Yehuda Shmidman	(principal executive officer)

*	Vice President and Chief Financial Officer	October 13, 2015
Gary Klein	(principal financial officer and principal accounting officer)

*	Director	October 13, 2015
William Sweedler

*	Director	October 13, 2015
Rodney S. Cohen

*	Director	October 13, 2015
Al Gossett

*	Director	October 13, 2015
Aaron Hollander

*	Director	October 13, 2015
Gary A. Johnson

*	Director	October 13, 2015
Stewart Leonard Jr.

*By:	/s/ Yehuda Shmidman
Yehuda Shmidman
As Attorney-in-Fact for the indicated persons, pursuant to a Power of Attorney filed with the Registrant’s Form S-4, as filed with the Securities and Exchange Commission on July 30, 2015.

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EXHIBIT INDEX

2.1	Agreement and Plan of Merger, dated as of June 22, 2015, by and among Singer Madeline Holdings, Inc., Sequential Brands Group, Inc., Martha Stewart Living Omnimedia, Inc., Singer Merger Sub, Inc. and Madeline Merger Sub, Inc. (included as Annex A to the combined statement/prospectus).†

3.1	Certificate of Incorporation of the Registrant.**

3.2	Form of Amended and Restated Certificate of Incorporation of the Registrant to be adopted (included as Annex D to the combined statement/prospectus).

3.3	Bylaws of the Registrant.**

3.4	Form of Bylaws of the Registrant to be adopted (included as Annex E to the combined statement/prospectus).

5.1	Form of Opinion of Gibson, Dunn & Crutcher LLP as to the validity of the shares being registered (signed opinion to be added by amendment).

8.1	Form of Opinion of Gibson, Dunn & Crutcher LLP as to certain United States federal income tax matters (signed opinion to be added by amendment).

8.2	Form of Opinion of Debevoise & Plimpton LLP as to certain United States federal income tax matters (signed opinion to be added by amendment).

9.1	Voting and Support Agreement, dated as of June 22, 2015, by and among Sequential Brands Group, Inc., Singer Madeline Holdings, Inc., and certain stockholders of Martha Stewart Living Omnimedia, Inc. (incorporated by reference to Exhibit 10.1 to Martha Stewart Living Omnimedia, Inc.’s Current Report on Form 8-K filed on June 23, 2015).

10.1	Employment Agreement, dated as of June 22, 2015, between Singer Madeline Holdings, Inc. and Martha Stewart (incorporated by reference to Exhibit 99.1 to Martha Stewart Living Omnimedia, Inc.’s Current Report on Form 8-K filed on June 23, 2015).

10.2	Registration Rights Agreement, dated as of June 22, 2015, by and among Martha Stewart, Martha Stewart Family Limited Partnership, Alexis Stewart, the Martha Stewart 1999 Family Trust, the Martha Stewart 2000 Family Trust and the Martha and Alexis Stewart Charitable Foundation.**

23.1	Consent of CohnReznick LLP relating to Sequential Brand Group, Inc.’s financial statements.

23.2	Consent of Grant Thornton LLP relating to Sequential Brand Group, Inc.’s financial statements.

23.3	Consent of CohnReznick LLP relating to With You, Inc. and Corny Dog, Inc.’s financial statements.

23.4	Consent of Ernst & Young LLP relating to Galaxy Brand Holdings, Inc. and Galaxy Brands LLC’s financial statements.

23.5	Consent of Hecht and Company, P.C. relating to Galaxy Brands LLC’s financial statements.

23.6	Consent of CohnReznick LLP related to Joe’s Jeans Licensing’s financial statements.

23.7	Consent of Ernst & Young LLP relating to Martha Stewart Living Omnimedia, Inc.’s financial statements.

23.8	Consent of Gibson, Dunn & Crutcher LLP included in Exhibit 5.1.

23.9	Consent of Gibson, Dunn & Crutcher LLP included in Exhibit 8.1.

23.10	Consent of Debevoise & Plimpton LLP included in Exhibit 8.2.

24.1	Powers of Attorney.**

99.1	Form of Martha Stewart Living Omnimedia, Inc. Proxy Card.**

99.2	Form of Election Form.**

99.3	Consent of Consensus Securities LLC.

99.4	Consent of Moelis & Company LLC.**

99.5	Consent of Martha Stewart.**

†	Pursuant to Item 601(b)(2) of Regulation SK, certain schedules and similar attachments to the Amended and Restated Business Merger Agreement have been omitted. The registrant hereby agrees to furnish supplementally a copy of any omitted schedule or similar attachment to the Securities and Exchange Commission upon request.

**	Previously filed.

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